Exhibit 99.55

2021

QUEENSWAY PROJECT

NI 43-101 Technical Report for the Queensway Project, Newfoundland, Canada

Report prepared for:	NEW FOUND GOLD CORPORATION
595 Burrard St. Suite 2600
Vancouver, BC
V7X 1L3

Authors:	René Sterk, MSc MAIG (RPGeo) FAusIMM CP(Geo) MSEG
Stefan Kruse, PhD P.Geo. (APEGNB, PEGNL, EGBC)

Qualified Persons:	René Sterk, MSc MAIG (RPGeo) FAusIMM CP(Geo) MSEG
Stefan Kruse, PhD P.Geo. (APEGNB, PEGNL, EGBC)

Effective Date:	27 May 2021
Release Date:	9 July 2021

www.rscmme.com

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table of Contents
Table of Contents				3
List of Figures				9
List of Tables				12
List of Acronyms				13
1	Summary			13
	1.1	Property Description and Ownership		13
	1.2	Geology and Mineralization		13
	1.3	Exploration		14
	1.4	Mineral Resources		15
	1.5	Data Quality		15
	1.6	Conclusions		16
	1.7	Recommendations		16
2	Introduction			19
	2.1	Scope		19
	2.2	Sources of Information		19
	2.3	Qualifications of Consultants		19
	2.4	Site Visit		20
	2.5	Effective Date		20
	2.6	Units of Measure		20
3	Reliance on Other Experts			21
4	Property Description and Location			22
	4.1	Property Location		22
	4.2	Mineral Titles		24
		4.2.1	General	24
		4.2.2	Surface Rights	24
		4.2.3	Queensway Property	24
	4.3	Royalties, Agreements and Encumbrances		29
	4.4	Environmental Liabilities and Permitting		32

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			35
	5.1	Topography, Elevation and Vegetation		35
	5.2	Climate and Length of Operating Season		35
	5.3	Access to Property		35
	5.4	Local Resources and Infrastructure		36
		5.4.1	Power Supply	36
		5.4.2	Water Supply	36
		5.4.3	Buildings and Ancillary Facilities	36
		5.4.4	Tailings Storage Area	37
		5.4.5	Waste Disposal Area	37
		5.4.6	Workforce	37
6	History			38
	6.1	Ownership		38
		6.1.1	Twin Ponds/Island Pond	38
		6.1.2	Queensway South	38
		6.1.3	Queensway North	40
	6.2	Past Exploration		41
		6.2.1	Prospecting and Rock Sampling	42
		6.2.2	Geochemistry	46
		6.2.3	Trenching	50
		6.2.4	Airborne Geophysical Surveys	52
		6.2.5	Line Cutting / Ground Geophysical Surveys	53
		6.2.6	Drilling	56
	6.3	Historical Mineral Resource and Reserve Estimates		60
	6.4	Historical Production		61
7	Geologic Setting and Mineralization			62
	7.1	Regional Geology		62
	7.2	Property Geology		63
		7.2.1	Local Lithology	65
		7.2.2	Alteration	66
		7.2.3	Structure	66
	7.3	Mineralization		71

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

		7.3.1	Appleton Fault Zone	75
		7.3.2	Joe Batts Pond Deformation Zone	80
		7.3.3	Queensway South	82
8	Deposit Type			85
	8.1	Orogenic Gold Deposits		85
	8.2	Geological and Genetic Model		86
	8.3	Application of Exploration Concepts		88
9	Exploration			89
	9.1	Summary		89
	9.2	2016 Till Survey: JBPFZ		89
	9.3	2017 Prospecting		91
	9.4	2017 Trenching: Joe Batts Pond Fault Zone (JBPFZ)		96
	9.5	2017 Structural Geology Assessment		99
	9.6	2017 Airborne Survey: CGG Canada Services Ltd		99
	9.7	2018 Interpretation of Airborne Geophysical Data		101
		9.7.1	Queensway North	102
		9.7.2	Queensway South	103
		9.7.3	Twin Ponds	104
		9.7.4	Exploration Targets Generated by Geophysical Data Interpretation	108
	9.8	2018 Structural Geology Survey		119
	9.9	2018 Till Geochemistry		119
	9.10	2018 Satellite Imagery		124
	9.11	2018 Soil Surveys		124
		9.11.1	Jumbo Brook Soil Survey	124
		9.11.2	Yellow Fox Brook Soil Survey	124
	9.12	2018 Prospecting		127
	9.13	2018 Trenching		129
	9.14	2020–2021 Till Geochemistry		133
	9.15	2020–2021 Prospecting		138
	9.16	2020–2021 Trenching		141
	9.17	2020 HeliFALCON Airborne Gravity and Aeromagnetic Survey		145

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

10	Drilling			147
	10.1	2019 Drilling		147
		10.1.1	Keats	147
		10.1.2	Dome	151
		10.1.3	H-Pond	151
		10.1.4	1744 Prospect	151
	10.2	2020–2021 Drilling		153
		10.2.1	Keats	155
		10.2.2	Lotto	158
		10.2.3	Little-Powerline Zone	160
		10.2.4	Knob	160
		10.2.5	Dome	161
		10.2.6	Cokes	161
		10.2.7	Road	161
11	Sample Preparation, Analyses and Security			162
	11.1	Sample Preparation		162
		11.1.1	Till Samples 2016–2018	162
		11.1.2	Till Sampling 2020–Present	163
		11.1.3	Grab and Trench Samples	164
		11.1.4	Diamond Drill Core Samples	164
	11.2	Analysis		168
		11.2.1	Till Samples	169
		11.2.2	Grab, Trench, and Drill Core Samples	170
	11.3	Security		171
	11.4	Data Quality		172
		11.4.1	Quality Assurance	172
		11.4.2	Quality Control	175
		11.4.3	Quality Testing	182
		11.4.4	Conclusions	187
12	Data Verification			189
	12.1	Queensway Project Site Visit		189
	12.2	Independent Witness Verification Samples		193

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

	12.3	Procedural Audit		194
	12.4	Data Verification		195
	12.5	Adequacy of Data		195
13	Mineral Processing and Metallurgical Testing			196
14	Mineral Resource Estimates			197
15	Mineral Reserve Estimate			198
16	Mining Methods			199
17	Recovery Methods			200
18	Project Infrastructure			201
19	Market Studies and Contracts			202
20	Environmental Studies, Permitting and Social or Community Impact			203
21	Capital and Operating Costs			204
22	Economic Analysis			205
23	Adjacent Properties			206
24	Other Relevant Data and Information			209
25	Interpretation and Conclusions			210
	25.1	Interpretation		210
	25.2	Conclusions of the Qualified Persons		211
26	Recommendations			212
	26.1	Phase 1		212
		26.1.1	Geophysics	212
		26.1.2	Surface Exploration	212
		26.1.3	Satellite Imagery, LiDAR, and Baseline Studies	212
		26.1.4	Drilling and Metallurgical	213
		26.1.5	Analytical and DQMS	213
	26.2	Phase 2		213
27	References			215
28	Certificates of Qualified Persons			244
Appendix A		Mineral License Information		246

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Appendix B	Collar Tables	248
Appendix C	Significant Intervals	259

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

List of Figures

Figure 4.1: Queensway Project location map	23
Figure 4.2: Queensway claim location map	25
Figure 4.3: Queensway North claim location map	26
Figure 4.4: Queensway South claim location map	27
Figure 4.5: Queensway claim location map, Twin Ponds area	28
Figure 4.6: Map of properties covered by the option agreements	30
Figure 6.1: Overview of historical collar locations	58
Figure 7.1: Image of major suture zones in Newfoundland	63
Figure 7.2: Geological context of the Queensway Project	64
Figure 7.3: Queensway North geology showing mapped stratigraphic units	67
Figure 7.4: Queensway (Queensway North) property geology	68
Figure 7.5: Cross-sections of core from hole NFGC-19-01 within the mineralized zone	68
Figure 7.6: Stereographic plot and schematic representation of structural data of Queensway North;	70
Figure 7.7: Measurements of quartz veins and associated hydrothermal alteration from field mapping	71
Figure 7.8: Typical Au-bearing quartz vein styles observed at the Queensway Project	72
Figure 7.9: Queensway Project Au showings	73
Figure 7.10: Locations of Prospects along the AFZ and JBPFZ	74
Figure 7.11: Cartoon interpretation of mineralization at Keats	77
Figure 7.12: Stereonet of vein structures for the Keats Zone, interpreted from televiewer logging	78
Figure 7.13: Sulfide mineralization at H-Pond and 1744	82
Figure 8.1: Model for orogenic Au deposits over distinct crustal depths	85
Figure 8.2: Structural evolution of the Davidsville Group	86
Figure 8.3: Comparison of core from hole NFGC-19-01 with core from the Eagle Zone, Fosterville Mine	87
Figure 9.1: Queensway North, JBPFZ, 2016 till sample locations and Au grain count values	90
Figure 9.2: Queensway South, 2017 select grab sample locations and highlighted areas	92
Figure 9.3: Twin Ponds Area, select grab sample locations	93
Figure 9.4: JBPFZ/AFZ Area, 2017 grab sample locations	94
Figure 9.5: JBPFZ Area, 2017 grab sample locations and selected highlights	95
Figure 9.6: JBPFZ — 2017 trenched locations and select assay results.	97
Figure 9.7: JBPFZ — 2017 Logan trench location and select assay results. Source: NFGC, 2018	98
Figure 9.8: Queensway Project residual magnetic intensity (RMI)	100
Figure 9.9: Queensway Project dB/dt Z component half-sine channel 9	101
Figure 9.10: Queensway North Area, first vertical derivative of the upward continued RMI	103
Figure 9.11: 2003 and 2017 magnetic data over Twin Pond area	105
Figure 9.12: Queensway South, magnetic Interpretation of local and regional scale structures	106

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.13: Queensway South Area, EM interpretation	107
Figure 9.14: AFZ Area, vertical derivative of magnetic data upward continued to 150 m	109
Figure 9.15: Queensway South Area, RMI upward continued to 300 m	110
Figure 9.16: JBPFZ Area, EM profiles over H-Pond and Pocket Pond prospects	111
Figure 9.17: Queensway North Area, the first vertical derivative of the upward continued RMI	112
Figure 9.18: Chargeability map of the Queensway North Area	113
Figure 9.19: Queensway South Area, upward continued magnetics with anomalous Au till samples > 5 ppb	114
Figure 9.20: Queensway South Area, Greenwood Pond showings, Au anomalous till samples >5 ppb Au	115
Figure 9.21: Queensway South Area, EM Data, structures and anomalous till samples >5 ppb Au	115
Figure 9.22: Magnetic target areas for the Queensway Projects	117
Figure 9.23: Priority EM targets with regional large-scale structures	118
Figure 9.24: Queensway South Area, regional till sample locations	120
Figure 9.25: Closeup of grid points over the Queensway South SW magnetic anomaly	121
Figure 9.26: Queensway overview, Au-in-till anomalies	122
Figure 9.27 Queensway South Area, 2018 till sample results and target areas	123
Figure 9.28: Queensway South Area, 2018 Jumbo Brook soil grid	125
Figure 9.29: Queensway South Area, 2018 Yellow Fox soil grid	126
Figure 9.30: Queensway Project, 2017–2018 prospecting rock sample locations	128
Figure 9.31: JBPFZ, 2018 trench locations	131
Figure 9.32: JBPFZ Area, 2018 Glass Trench T2 Channel Samples and Quartz Veins	132
Figure 9.33: Queensway 2020–2021 till-sample locations and Au (ppm) results	136
Figure 9.34: Queensway 2020–2021 till-sample locations and Au (ppm) results and visible gold grain counts	137
Figure 9.35: 2020–2021 grab samples locations	140
Figure 9.36: 2020 trench locations	144
Figure 9.37: Vertical Gravity (gD) from equivalent source processing (milligal)	146
Figure 10.1: Collar locations of the 2019 Diamond Drill Program	149
Figure 10.2: Visible Au in core from hole NFGC-19-01	150
Figure 10.3: High-grade Au quartz vein in NFGC-19-01 (Keats Zone)	150
Figure 10.4: Plan-view interpretation of the JBP Fault Zone with major vein sets	152
Figure 10.5: Collar locations of the 2020–2021 diamond drilling program	154
Figure 10.6: Plan view of the Keats prospect with assays >0.1 g/t Au	157
Figure 10.7: Keats long-section showing the plunge of the high-grade Au mineralization	157
Figure 10.8: Plan view of the Lotto Zone with assays >0.1 g/t Au projected to surface	159
Figure 10.9: Lotto cross-section 6,450N (looking north, section-width 20 m)	160
Figure 11.1 Processing flowsheet for gold grains without heavy mineral preparation	163
Figure 11.2 Processing flowsheet for gold grains with heavy mineral concentrate preparation	164

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 11.3: EA Laboratory flow chart	167
Figure 11.4: ALS Laboratory flowchart	168
Figure 11.5: Pair relative difference against time for A and B splits analyzed by screen fire assay at ALS	176
Figure 11.6: Shewhart control plots of CRMs inserted during February–April 2020	179
Figure 11.7: Shewhart control plots of CRMs inserted from October 2020 to April 2021	180
Figure 11.8: Shewhart control plots of CRMs inserted from October 2020 to April 2021	181
Figure 11.9: Scatter- and QQ-plot of the A-B duplicates, analyzed by screen fire assay at ALS	183
Figure 11.10 Log scatterplot of Au assays from the 2018 umpire check program	186
Figure 11.11 Blank results plotted against previous assay results. Blank results for ALS (left) and EA (right)	187
Figure 23.1. Adjacent Properties and Projects	208

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

List of Tables

Table 1.1: Best intercepts of the 2020–2021 drilling program	14
Table 1.2: Estimated costs of recommended exploration work	18
Table 4.1: Option agreement summary	31
Table 4.2: Total NSR for the Queensway Project mineral licenses pre- and post-buyback provisions	31
Table 6.1 Overview of historical drilling in the Queensway Project area	57
Table 9.1: JBPFZ Area, 2017 trench locations	96
Table 9.2: JBPFZ, 2018 trench locations	129
Table 9.3: Summary of the Queensway 2020–2021 till samples collected	133
Table 9.4: Significant till samples collected during 2020	135
Table 9.5: Significant grab samples from the 2020 prospecting	139
Table 9.6: 2020 trenching details	143
Table 10.1: Significant intercepts of the 2019 program	148
Table 10.2: Best intercepts of the 2020–2021 program for Keats	156
Table 11.1: Analytical methods employed by NFGC for the Queensway Project	169
Table 11.2: CRMs inserted during the 2019–2021 campaigns	177
Table 11.3: Dates for which only one CRM result was available and showed special cause variation	178
Table 11.4 Thompson-Howarth precision for the A-B duplicates, analyzed by screen fire assay at ALS	183
Table 11.5: Accuracy and Precision of CRM data 2019–2021, ALS Vancouver	184
Table 11.6: Accuracy and Precision of CRM data 2021, EA Springdale	185
Table 26.1 Cost estimates for Recommended Exploration Program for the Queensway Project, 2021–2022	214

Table A.1: Queensway South Property mineral licences	246
Table A.2: Queensway North Property mineral licences	247
Table A.3: Other Queensway Property mineral licences	247

Table B.1: Collar table historical drilling	248
Table B.2: Collar table of the 2019 NFGC drilling program	253
Table B.3: Collar table of the 2020-2021 NFGC drilling program	253

Table C.1: Significant intercepts from historical campaigns	259
Table C.2: Significant intercepts from the 2019 drilling campaign	261
Table C.3: Significant intercepts from the 2020–2021 drilling campaign	261

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

List of Acronyms and Abbreviations

Acronym	Definition
Actlabs	Activation Laboratories
AFZ	Appleton Fault Zone
ALS	Australian Laboratory Services
ATV	Acoustic Televiewer
AAS	Atomic Absorption Spectroscopy
CAD	Canadian Dollar
CRM	Certified Reference Material
DCIP	Direct Current Induced Polarisation
DECC	Department of Environment and Climate Change
DIET	Department of Industry, Energy, and Technology
DNR	Department of Natural Resources
DQMS	Data Quality Management Systems
DQO	Data Quality Objective
EA	Eastern Analytical
EM	Electromagnetic
GoldSpot	GoldSpot Discoveries Corp.
GRUC	Gander River Ultramafic Complex
HMC	Heavy Mineral Concentrate
ICP-AES	Inductively Coupled Plasma-Atomic Emission Spectrometry
ICP-OES	Inductively Coupled Plasma-Optical Emission Spectrometry
INAA	Instrumental Neutron Activation Analysis
JBPFZ	Joe Batts Pond Fault Zone
JORC	Joint Ore Reserve Committee
NFGC	New Found Gold Corp.
NI 43-101	National Instrument 43-101
NSR	Net Smelter Royalty
nsr	No significant results
NWG	Northwest Gander
ODM	Overburden Drilling Management
OTV	Optical Televiewer
PACGEO	Pacific Geomatics
ppb	Parts per billion
ppm	Parts per million (equivalent to g/t)
QA	Quality Assurance
QC	Quality Control
QP	Qualified Person (as defined by NI 43-101)
RSC	RSC Mining and Mineral Exploration
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SWIR	Short Wave Infrared
TCH	Trans-Canada Highway
TP	Twin Ponds
TSX-V	TSX Venture Exchange
VGG	Visible Gold Grains
VLF-EM	Very-Low-Frequency Electromagnetic
VNIR	Visual Near Infrared

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

1	Summary

New Found Gold Corp. (NFGC) is a Canadian junior exploration company, listed on the TSX Venture Exchange (TSX-V) under the stock symbol NFG. NFGC commissioned RSC Consulting Limited, trading as RSC, to prepare a technical report in compliance with Canadian National Instrument 43-101 (NI 43-101), for its 100% owned Queensway Project (the project), located near Gander, Newfoundland, Canada. This Report documents all data and data collection procedures for the Project up to and including 27 May 2021.

The Qualified Persons for this technical report are Mr. René Sterk, MSc MAIG (RPGeo) FAusIMM CP(Geo) MSEG of RSC and Dr. Stefan Kruse, PhD P.Geo APEGNB PEGNL EGBC of Terrane Geoscience Inc. Mr. Sterk takes responsibility for all sections of this Report, except those sections related to the site visit (sections 2.4 and 12). Dr. Kruse takes responsibility for all sections of this Report that are related to the site visit (sections 2.4 and 12).

1.1	Property Description and Ownership

The Queensway Project is located in central Newfoundland, 12 km west of the town of Gander. The project comprises 86 mineral licenses including 6,041 claims covering 151,025 hectares. The property is accessible via the Trans-Canada Highway (TCH) and it is close to existing airports. All mineral licenses are 100% owned by NFGC.

1.2	Geology and Mineralization

The Queensway Project is located within the Exploits Subzone of the Dunnage Zone and lies just to the west of the Gander River Ultramafic Complex Fault. The geology consists of tight-to-isoclinal folded Cambrian-Silurian metasedimentary rocks of the Davidsville Group. The property south of Gander Lake straddles the boundary between the Davidsville and Indian Island groups; the latter composed of Silurian siliciclastic rocks, intruded by the Mount Peyton Intrusive Suite.

Gold (Au) mineralization occurs in quartz veins with variable sulfide content and intensity of hydrothermal alteration. Typically, Au mineralization occurs in mudstone-hosted, conjugate sets of fault-fill and extensional mineralized quartz veins and associated hydrothermal alteration. More rarely, mineralization is hosted by extensional veins in more competent sandstone beds.

The presence of sulfide minerals at the Queensway Project indicates that Au was likely mobilized in an Au-sulfur complex. The sulfide content of auriferous veins, and relatively narrow alteration zones, suggest that the reactivity of the host rock with the Au mineralizing fluids was limited. The host-rock, structural evolution, and textural characteristics of Au mineralization are like orogenic Au mineralization in settings such as Meguma, Nova Scotia and Bendigo-Castlemaine, Australia.

Gold mineralization is interpreted to be primarily structurally controlled and is likely associated with regional D1 deformation. No evidence for a relationship between intrusions and Au mineralization has been identified to date.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

1.3	Exploration

Significant historical exploration has been conducted at the Queensway Project, including geophysics, soil and till sampling, surface excavation, mapping, and diamond drilling. Throughout 2017–2018, NFGC compiled report data from the public domain and undertook soil and till sampling, surface trenching, and mapping, as well as airborne magnetic and electromagnetic (EM) surveys. In 2019, NFGC drilled ten diamond drill holes along the Appleton and Joe Batts Pond Fault Zones (AFZ, JBPFZ) for a total of 1,985 m of HQ core. Gold mineralization was intersected at the Keats Zone along the AFZ, with multiple intersects of visible Au hosted within an extensive vein system. The best 2019 result is 18.16 m @ 86.12 g/t Au from 95 m in NFGC-19-01, including 4.43 m @ 340.35 g/t Au from 105 m (true width).

In August 2020, NFGC commenced a 200,000 m diamond drilling program targeting Au mineralization along the AFZ and JBPFZ. As of 27 May 2021, NFGC had completed 210 diamond holes for a total of 46,451 m of HQ core, mainly focused on the Keats and Lotto prospects. Other prospects drilled are: Knob, Little, Dome, Road, Cokes, TCH, Golden Joint, Pocket Pond, 1744, 798 and H-Pond. The best intercepts of the 2020–2021 exploration program are presented in Table 1.1. A full overview of all drilling results is presented in Appendix C.

Table 1.1: Best intercepts of the 2020–2021 drilling program. Significant intercepts are reported at a cut-off grade of 1 g/t Au, a minimum length of 2 m and maximum internal dilution of 2 m. Included high-grade intercepts are reported at a cut-off grade of 10 g/t Au, a minimum length of 0.2 m and no internal dilution. Expected true widths were determined based on an interpreted orientation of mineralization for Keats of 146/63.

HolelD	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-20-59	71.75	89.45	124.51	17.7	15.91	90%	0.54	Keats
Including	71.75	73.3	186.52	1.55	1.39	90%	0	Keats
Including	77.25	78.15	38.6	0.9	0.81	90%	0	Keats
Including	78.6	80.1	49.88	1.5	1.35	90%	0	Keats
Including	81.15	83.15	557.35	2	1.8	90%	0	Keats
Including	87.75	89.05	505.57	1.3	1.17	90%	0	Keats
NFGC-21-118	211.15	224.8	61.76	13.65	12.33	90%	1.27	Keats
Including	211.15	213.05	292.53	1.9	1.72	90%	0	Keats
Including	218.65	220.25	116.11	1.6	1.45	90%	0	Keats
Including	221.45	222.45	56.93	1	0.9	90%	0	Keats
Including	222.85	223.6	34.19	0.75	0.68	90%	0	Keats
NFGC-21-122	33.65	43.85	95.77	10.2	8.97	88%	1.62	Keats
Including	34.7	36	30.77	1.3	1.14	88%	0	Keats
Including	37.45	39	454.67	1.55	1.36	88%	0	Keats
Including	39.45	40	20.16	0.55	0.48	88%	0	Keats
Including	42.85	43.85	202.87	1	0.88	88%	0	Keats
NFGC-21-137	68.8	74	321.14	5.2	4.68	90%	1.71	Keats
Including	71.5	74	667.17	2.5	2.25	90%	0	Keats
NFGC-21-182	289.4	298.45	167.4	9.05	8.08	89%	1.79	Keats
Including	291	292	10.18	1	0.89	89%	0	Keats
Including	296.45	298.45	747.89	2	1.79	89%	0	Keats
NFGC-21-182	300	319.4	115.12	19.4	17.37	90%	1.61	Keats
Including	302	312	219.43	10	8.95	89%	0	Keats
Including	315	316	15.87	1	0.9	90%	0	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

At Keats, new drilling has confirmed the presence of high-grade, near-surface Au mineralization and demonstrated down-plunge continuity over ~425 m of strike length. The high-grade Au mineralization remains open at depth. At Lotto, new drilling has identified good continuity of high-grade Au mineralization to a vertical depth of ~130 m below the surface, where it remains open.

In 2020–2021, NFGC has continued regional grassroots exploration and carried out till-, trench- and grab-sampling in the wider project area, aiming to generate new drill targets. Till sampling is ongoing to further investigate the till anomalies at Great Gull River and Eastern Pond, and a trenching program is planned to re-expose the known surface Au occurrences at Aztec, A-Zone and Paul’s Pond.

1.4	Mineral Resources

No Mineral Resources that are reported under an international reporting code (e.g. NI 43-101, JORC, SAMREC) exist within the Queensway Project.

1.5	Data Quality

Dr. Kruse, one of the authors and a Qualified Person (QP) under NI 43-101, completed a site visit on the Queensway Project and reviewed NFGC’s data quality management systems (DQMS) and verified the data collected to date.

Mr. Sterk, author and a QP under NI 43-101, carried out an independent review of the quality assurance (QA) and quality control (QC) aspects of the DQMS. The QA component was assessed by reviewing the NFG’s standard operartion procedures (SOP). In the QPs opinion, the QA measures put in place are appropriate with respect to the data quality objective (DQO) of an exploration project. However, the QP suggests to create SOPs for all releveant work processes and to formalize existing SOPs in version-controlled, peer-reviewed documents. The QP has reviewed the recovery data and concludes that the drilling process appears to have been in control, providing consistent results. The QP considers the quality of the primary sample acceptable with respect to the DQO. No first-split (core-split) duplicates were collected by NFGC and the precision and accuracy of the first splitting process could not be reviewed. The QP suggest that NFGC collects duplicate samples from mineralised core and submits these continually so that the natural inherent variability of the mineralization can be better understood and the process better controlled. The quality of the second split (coarse crush) was assessed by reviewing the results of the A-B duplicates and is, in the QP’s opinion, considered acceptable for the style of mineralization. No duplicates were collected following pulverization. Hence, the consistency of the third splitting process could not be assessed. Analysis of the blank results showed that cross-contamination is not an issue at ALS Vancouver and EA Springdale.

A review of assay results from certified reference materials (CRM) by indicates that analytical results collected up until 27 May 2021 were precise and mostly accurate. A statistically significant low bias (~2%) was identified in CRM results from Eastern Analytical (EA), obtained between February and May 2021, and should be addressed with the laboratory. Considering the nature (low bias) and magnitude (small) of this bias, Mr. Sterk considers the associated risk with respect to the data quality objective (DQO) to be low.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Mr. Sterk reviewed the quality of data collected by NFGC, before implementation of its data quality management system in 2018, and concludes that results do not show any biases and data quality is considered acceptable for the DQO of identifying and delineating mineralization.

1.6	Conclusions

The QPs consider the exploration work undertaken at the Queensway Project to be of a good standard, although several areas where improvements are required have been noted. Data quality management systems are considered acceptable for an exploration project. The work carried out to date has confirmed the presence of high-grade near-surface Au mineralization along the AFZ and generated multiple exploration targets.

The project has significant potential for orogenic Au mineralization. The project covers a significant land package, spanning a strike length of over 100 km and has a favorable geological and structural setting, potentially analogous to that of Au deposits located in the Bendigo-Castlemaine goldfields, Australia, and Meguma in Nova Scotia. Limited deep drilling has been carried out to date, and the area’s potential remains largely unexplored.

The 2020–2021 drill program has intersected significant mineralization along the AFZ at the Keats and Lotto targets and demonstrated the presence of near-surface high-grade Au mineralization. Meanwhile, surface prospecting, trenching, till sampling and geophysical surveys have continued to generate new targets for follow-up exploration through trenching and drill-testing.

The southern portion of the project area has received relatively minor attention historically but has a similar geological and structural setting and is a target for grassroots exploration.

1.7	Recommendations

The QPs have several recommendations for follow-up work. The recommended work is subdivided in two phases (Table 1.2). Work recommended for Phase 2 is contingent on the outcomes of Phase 1.

For Phase 1, the QPs recommend interpretation of the 3-D inversion results of the gravity and aeromagnetic surveys in conjunction with regional geochemical data to develop a regional exploration framework.

The QPs recommend completing infill till sampling at Eastern Pond and Great Gull. The QPs also recommend undertaking a trenching program to re-expose and trace Au occurrences at Aztec, A-Zone and Paul’s Pond. Contingent on results, these targets should be drill-tested. The QPs recommend undertaking a study of ice-flow directions in the project area to better understand transport directions of till sediments.

The QPs recommend continued exploratory drill testing of other exploration targets along the AFZ and JBPFZ including the Knob, Little, Cokes, Dome, Road, TCH, Golden Joint, 1774, 798, Pocket Pond and H-Pond prospects. Results should be reviewed in 3-D modeling software as the program is being carried out, and drilling targets should be continuously adapted based on results received. Logging geologists should be involved in the modeling process to aid their understanding of the deposit.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

At Keats and Lotto, the QPs recommend additional drill testing along strike and down-plunge from previous intersections to delineate the mineralization. The QPs recommend undertaking structural, petrographic and paragenetic studies to characterize different vein sets. The QPs recommend detailed structural analysis and 3-D geological modelling of ore shoots, to better understand the geometries and controls on mineralization required to support a future resource estimate. Key examples of vein types should be compiled as a rock library on site to serve as reference material for the logging geologists.

For Phase 2, the QPs recommend exploration drilling at Queensway South, contingent on results from infill till sampling and trenching. At Keats, the QPs recommend undertaking a resource drill-out program to progress the prospect to an Inferred Mineral Resource.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table 1.2: Estimated costs of recommended exploration work.

Phase	Queensway Project	Estimated Cost (CAD)
1	Geophysical Surveys	$9,206,000
1	Surface Exploration	$1,620,000
1	Desktop and Baseline Studies	$1,043,500
1	Drilling and Metallurgy	$39,825,000
1	Phase 1 Total	$51,694,500
2	Drilling and Metallurgy	$25,200,000
2	Phase 2 Total	$25,200,000
1 + 2	Grand total	$76,894,500

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

2	Introduction

2.1	Scope

New Found Gold Corp. (NFGC) is a Canadian junior exploration company, listed on the TSX Venture Exchange (TSX-V) under the stock symbol NFG. NFGC commissioned RSC Consulting Limited, trading as RSC, to prepare a technical report (the Report) in compliance with Canadian National Instrument 43-101 (NI 43-101), for its 100% owned Queensway Project (the project), located near Gander, Newfoundland, Canada. This Report documents all data and data collection procedures for the project up to and including 27 May 2021.

2.2	Sources of Information

The information in this Report is based on data, technical reports and summaries supplied to the QP by NFGC. Original assay certificates were made available in digital format.

Information relating to how samples were collected and processed was supplied in the form of standard operating procedures and company reports.

Information relating to property ownership, property titles, legal and environmental matters was sourced from existing documentation and from Mike Regular, P.Geo, Senior Project Manager of NFGC.

While RSC has made every effort to verify the data used in this Report by going back to the original source, and to check calculations, etc. for appropriateness, RSC has used information from third-party sources on the assumption that the contents were reliable and accurate. Where this applies, RSC has made clear references in this Report. The authors of those records were not necessarily qualified persons within the definitions of NI 43-101. Such information is referenced in this Report as it is used and in section 27.

2.3	Qualifications of Consultants

The work completed by RSC and the subject of this NI 43-101 technical report was carried out by the following persons.

•	René Sterk (a Qualified Person; QP) is a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM), and a Chartered Professional Geologist (CP(Geo)) with the AusIMM. Mr. Sterk is a full-time employee and principal geologist of RSC. Mr. Sterk holds an MSc in structural geology and tectonics from the Vrije Universiteit Amsterdam (2002), and is the managing director of RSC, an independent consulting group based in Dunedin, New Zealand. He has practiced continuously as a mining geologist, exploration geologist, manager and consultant for mining and exploration firms in a range of commodities since 2003. Mr. Sterk takes responsibility for all sections in this Report except sections 2.4 and 12.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	Stefan Kruse (a Qualified Person; QP) is a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of New Brunswick (APEGNB), Professional Engineers and Geoscientists of Newfoundland and Labrador (PEGNL) and The Engineers and Geoscientists of British Columbia (EGBC). Dr.Kruse holds a PhD in Structural Geology from the University of New Brunswick and is a principal geologist at Terrane Geoscience Inc. He has practiced as a geologist for more than 20 years with global experience in technical consulting and exploration management in gold, base metals, and uranium. Dr. Kruse takes responsibility for sections 2.4 and 12.

Throughout this Report, references to the QP pertain to Mr. Sterk, except for sections related to the site visit (sections 2.4 and 12).

2.4	Site Visit

Dr. Kruse completed a site visit (personal inspection) of the Queensway Project from 18–23 May 2021 and reviewed the project geology, drill core, drill sites, core processing facilities and claim areas. Dr. Kruse was granted full access to drill core, certificates and databases. Dr. Kruse collected a selection of independent witness verification samples, which were submitted to Eastern Analytical Ltd, Springdale. Travel restrictions, in place due to the COVID-19 pandemic, prevented Dr. Kruse from auditing the assay laboratories Eastern Analytical and Australian Laboratory Services (ALS).

Further details on the site visit can be found in Section 12 of this Report.

2.5	Effective Date

The effective date of the Report is 27 May 2021. The effective date is the cut-off date for all technical information presented in this Report.

2.6	Units of Measure

All units of measure in this Report are in metric unless otherwise stated. All costs are reported in Canadian Dollars (CAD).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

3	Reliance on Other Experts

The QPs have not independently verified the legal status or title of the claims or exploration licenses and have not investigated the legality of any of the underlying agreement(s) that may exist concerning the project area.

The QPs have reviewed the claim status information posted on the DNR website (http://www.nr.gov.nl.ca/nr); however, they are not qualified to give a legal opinion with respect to the property titles contained within this Report.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

4	Property Description and Location

4.1	Property Location

The Queensway Project is located in north-central Newfoundland, 12 km to the west of the town of Gander. It covers three non-contiguous mineral license groups (Figure 4.1). The Queensway Project contains 86 map-staked mineral licenses containing 6,041 mining claims covering 151,025 ha. The project is located within 1:250,000 scale National Topographic System sheets 002D and 002E.

1.	Queensway North (previously Gander Gold North): East of the towns of Glenwood-Appleton, to the north of Gander Lake, covering the Appleton Fault Zone (AFZ) and Joe Batt’s Pond Fault Zone (JBPFZ) and associated areas around them. Queensway North comprises 36 mineral licenses, totaling 15,775 ha.

2.	Queensway South (previously Gander Gold South): Located to the south and west of Gander Lake along the eastern side of the Northwest Gander River, extending east to the Southwest Gander River area and west to near the Baie d’Espoir road. Queensway South comprises 48 mineral licenses, totaling 130,650 ha.

3.	Twin Ponds/Island Pond (TP): Located to the west of the Gander River and northwest of Glenwood-Appleton. Twin Ponds is separated from the other licenses on the west side of properties and comprises two mineral licenses totaling 4,600 ha.

The TCH extends through the Queensway North portion of the property. The Northwest Gander (NWG) road extends along the west side of the Northwest Gander River and provides access to the Queensway South portion of the property. A steel bridge, ~40 km to the south of Glenwood, provides access across the Northwest Gander River to the east side of the river. A network of gravel forest access roads, in variable condition, and trails extend through the properties from the TCH and NWG road.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

400000E
500000E
600000E
700000E
800000E
N
CANADA
Newfoundland & Labrador
St. Anthony
Island of Newfoundland
Baie Verte
Botwood
Appleton
Gander
Corner Brook
Grand Falls - Windsor
Buchans
Channel-Port aux Basques
QUEENSWAY PROJECT AREA
Marystown
St. John's
5700000N
5600000N
5500000N
5400000N
5300000N
5200000N
5100000N
Map staked mineral licenses
Queensway Project area
Major roads
Settlements
06 July 21
CRS: NAD 83 / UTM zone 21
Data Source: NFGC (2021)
rsc
0
70
140 km

Figure 4.1: Queensway Project location map.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

4.2	Mineral Titles

4.2.1	General

The Queensway Project lands are map-staked crown mineral licenses, issued by the Newfoundland Department of Industry, Energy, and Technology, Mineral Lands Division. Mineral licenses are acquired by online staking in the province of Newfoundland using the Mineral Lands Administration Portal (MinLAP) system. Licenses can consist of 1–256 claims per license. Assessment work is required to keep them in good standing: the first five years require $200, $250, $300, $350 and $400/year/claim, respectively. Assessment requirements continue for up to 30 years with increasing costs as follows: $600/claim for years six through ten, $900/claim for years 11 through 15, $1,200/claim for years 16 through 20, $2,000/claim for years 21 through 30. Renewal fees paid directly to the government, which also increase with time, are required every five years (at years 5, 10, 15, 20) and annually for years 21 through 30.

The QP has not independently verified the legal status of surface rights and has not investigated the legality of any of the underlying agreements that may exist concerning the project area.

4.2.2	Surface Rights

NFGC does not own surface rights on the Queensway Project. Surface rights owners within the property boundaries include cabin owners in specific cottage areas and the residents of the towns of Appleton and Glenwood. By law, no exploration can take place within town boundaries without permission. NFGC can explore areas with surface rights held by others with the owner’s permission and is responsible for any damage caused to the surface rights. NFGC maintains the legal right to access and conduct exploration on crown land without encumbrance with the exception of necessary exploration permits for the work being conducted.

4.2.3	Queensway Property

The locations of the mineral licenses are shown in Figure 4.2 (entire Queensway Project), Figure 4.3 (Queensway North area), Figure 4.4 (Queensway South area) and Figure 4.5 (Twin Ponds area). A full overview of mineral licences of the Queensway Project is presented in Appendix A.

As map-staked mineral licenses, the project lands in the Queensway Project are subject to annual assessment requirements and claim renewal costs. The total exploration expenditures required for 2021 to maintain the claims in good standing is $1,443,589, along with $94,200 in license renewal fees. The total exploration expenditures required for 2022 to maintain the claims in good standing is $2,614,364, along with $14,850 in license renewal fees. These costs are adjusted each time an assessment report is submitted or when assessment credits are applied the Mineral Lands Division.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

630000E
660000E
5430000N
5400000N
5370000N
Lewisporte
Appleton
Gander
N
024274M
024270M
024268M
024267M
026074M
023860M
023862M
023720M
023861M
007984M
024264M
023804M
022491M
024138M
025008M
030714M
030768M
030753M
030746M
024560M
024585M
030726M
024566M
030722M
024567M
024569M
030710M
024562M
030727M
024571M
030783M
030771M
024559M
030745M
022342M
022260M
024435M
023495M
025766M
030737M
024570M
030756M
024568M
024563M
030748M
024557M
024558M
024561M
030755M
030752M
030733M
030763M
030742M
030747M
030739M
030754M
030765M
030716M
Trans Canada Highway
Segments
Queensway South
Queensway North
Bellman's Pond
Twin Ponds
Little Rocky Brook
Queensway 2020 Claims
Map Staked Licenses
24 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
rsc
0
10
20 km

Figure 4.2: Queensway claim location map.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

660000E
670000E
680000E
N
5450000N
5440000N
5430000N
5420000N
030775M
030777M
024268M
026074M
023881M
023860M
024136M
006821M
023884M
023862M
023863M
023874M
024031M
023720M
Appleton
007984M
023987M
024026M
023861M
023721M
023866M
024264M
024141M
024140M
024266M
023875M
022216M
023804M
024997M
022491M
Gander
023962M
024265M
023916M
024138M
024139M
025008M
030714M
Trans Canada Highway
Segments
Belman's Pond
Twin Ponds
Little Rocky Brook
Queensway North
Queensway South
Queensway 2020 Claims
Map Staked Licenses
24 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
rsc
0
3
6 km

Figure 4.3: Queensway North claim location map.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

625000E
650000E
Appleton
5425000N
5400000N
5375000N
024560M
030753M
030755M
030746M
024566M
030722M
024565M
030726M
024567M
024569M
030740M
030771M
024562M
024571M
030727M
030783M
024559M
030745M
025766M
023239M
022342M
022236M
022260M
024436M
023496M
023495M
024435M
030737M
024568M
024570M
030756M
024557M
024558M
024561M
024563M
030748M
030755M
030752M
030733M
030763M
030742M
030747M
030739M
030754M
030765M
030716M
Trans Canada Highway
Segments
Queensway North
Queensway South
Queensway 2020 Claims
Map Staked Licenses
0
7
14 km

24 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)

rsc

Figure 4.4: Queensway South claim location map.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

648000E
654000E
N
5442000N
5436000N
5430000N
024270M
024274M
Trans Canada Highway
Segments
Twin Ponds
Queensway North
Queensway 2020 Claims
Map Staked Licenses
24 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
rsc
0
2
4 km

Figure 4.5: Queensway claim location map, Twin Ponds area.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

4.3	Royalties, Agreements and Encumbrances

The Queensway Project contains nine optioned claim packages along with mineral licenses staked by NFGC. The project rights were acquired by NFGC from 2016 through 2018 under nine separate option agreements. These option agreements have been fully executed, resulting in 100% ownership by NFGC. In addition to the nine option agreements, NFGC also conducted map staking resulting in 49 staked mineral licenses which are held 100% by NFGC. The optioned lands (Figure 4.6) also carry various net smelter royalties, and the option agreements are described in detail below. The QPs have not independently verified the legal status or title of the claims or exploration licenses, and has not investigated the legality of any of the underlying agreements that may exist concerning the project area. The total option payments outstanding to fully execute each agreement are outlined in Table 4.1.

In addition, in March 2019, NFGC completed a financing with GoldSpot Discoveries Corp. (GoldSpot), which granted a net smelter royalty to GoldSpot covering most of the existing 21 staked licenses and parts of the optioned properties. This royalty ranges from 0.4–1.0%, such that royalties on the subject lands of the agreement do not exceed 1.0%. Additional lands staked in April 2020 are also subject to the GoldSpot royalty.

After the application of the 0.6% area of influence included in the Linear and JBP Linear Property and the Golden Bullet option agreement, the total net smelter royalty for the Queensway Project ranges from 0.6–2.5 % before the application of NSR buy-back provisions.

After the application of buy-back provisions, the total net smelter royalty ranges from 0.5–1.6%. A detailed listing of the total net smelter royalty on each mineral license, after the application of the Linear, JBP Linear Property, and Golden Bullet option agreements, and the effects of buyback provisions, are contained in Table 4.2.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

625000E
650000E
675000E
5450000N
5425000N
5400000N
5375000N
TWIN PONDS
Appleton
QUEENSWAY NORTH
Gander
Beaver Brook
Antimony Mine
QUEENSWAY SOUTH
Legend
Towns
Trans Canada Highway
HVdc Transmission
Map Staked Licenses
Beaverbrook
Lakes
Wetland
Queensway Option Agreements
NFGC Map Staked
Linear and JBP Linear Property, NL
Guinchard Property, NL
Golden Bullet Property, NL
United Gold Property, NL
Blackmore Property, NL
Lush Property, NL
P-Pond Property, NL
Unity Property, NL
JBP Linear Property, NL
09 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2020)
rsc
0
10
20 km

Figure 4.6: Map of properties covered by the option agreements and map-staked mineral licenses.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table 4.1: Option agreement summary.

Option Agreement	Completion Date	NSR
Linear and JPB Linear Project	Fully Executed	1.6% NSR
Unity Project	Fully Executed	1.6% NSR with $1M buyback of 1.0%
United Gold	Fully Executed	0.6% NSR
Golden Bullet	Fully Executed	1.6% NSR with $1M buyback of 1.0%
Blackmore option	Fully Executed	0.6% NSR
Guinchard claims	Fully Executed	1.0% NSR with $1M buyback of 0.5%
JPB Linear Project	Fully Executed	1.6% NSR with $1M buyback of 1.0%
P-Pond Project	Fully Executed	1.0% NSR with $0.25M buyback of 0.5%
Lush Property	Fully Executed	2.5% NSR with $1.0M buyback of 1.0%

Table 4.2: Total NSR for the Queensway Project mineral licenses pre- and post-buyback provisions.

License	Project	Max NSR (%)	Post Buyback (%)	License	Project	Max NSR (%)	Post Buyback (%)
024270M	Twin Ponds	1.6	0.6	024560M	Linear South	1.0	1.0
024274M	Twin Ponds	1.6	0.6	024565M	Linear South	1.0	1.0
022216M	Linear North	1.6	0.6	024569M	Linear South	1.0	1.0
024136M	Linear North	1.0	1.0	025766M	Linear South	1.0	1.0
023861M	Linear North	1.6	1.6	024568M	Linear South	1.0	1.0
023864M	Linear North	1.6	1.6	022260M	Linear South	1.0	0.5
023881M	Linear North	1.6	0.6	022236M	Linear South	1.0	0.5
025008M	Linear North	1.0	1.0	022342M	Linear South	1.0	0.5
023862M	Linear North	0.6	0.6	024570M	Linear South	1.0	1.0
024139M	Linear North	1.6	0.6	024563M	Linear South	1.0	1.0
023721M	Linear North	1.6	1.6	024435M	Linear South	1.0	0.5
023875M	Linear North	1.6	0.6	023498M	Linear South	1.0	0.5
023916M	Linear North	1.6	0.6	023495M	Linear South	1.0	0.5
024031M	Linear North	1.6	0.6	024436M	Linear South	1.0	0.5
024264M	Linear North	1.0	1.0	024561M	Linear South	1.0	1.0
024265M	Linear North	1.0	1.0	024558M	Linear South	1.0	1.0
026074M	Linear North	2.2	1.2	024557M	Linear South	1.0	1.0
024997M	Linear North	2.2	1.2	023239M	Linear South	1.0	0.5
023866M	Linear North	1.0	0.5	030740M	Linear South	1.0	1.0
024026M	Linear North	1.6	0.6	030710M	Linear South	1.0	1.0
024140M	Linear North	1.6	0.6	030739M	Linear South	1.0	1.0
024268M	Linear North	1.6	0.6	030722M	Linear South	1.0	1.0
007984M	Linear North	1.0	1.0	030716M	Linear South	1.0	1.0
023860M	Linear North	0.6	0.6	030726M	Linear South	1.0	1.0
022491M	Linear North	1.6	0.6	030747M	Linear South	1.0	1.0
024138M	Linear North	1.6	0.6	030737M	Linear South	1.0	1.0
023804M	Linear North	1.6	0.6	030727M	Linear South	1.0	1.0
024266M	Linear North	1.0	1.0	030741M	Linear South	1.0	1.0
023720M	Linear North	1.6	1.6	030746M	Linear South	1.0	1.0
023987M	Linear North	1.6	0.6	030733M	Linear South	1.0	1.0
024141M	Linear North	1.6	0.6	030745M	Linear South	1.0	1.0
023962M	Linear North	1.6	0.6	030742M	Linear South	1.0	1.0

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

License	Project	Max NSR (%)	Post Buyback (%)	License	Project	Max NSR (%)	Post Buyback (%)
023863M	Linear North	1.6	1.6	030748M	Linear South	1.0	1.0
023874M	Linear North	1.6	0.6	030752M	Linear South	1.0	1.0
006821M	Linear North	2.5	1.5	030755M	Linear South	1.0	1.0
030714M	Linear North	1.6	0.6	030754M	Linear South	1.0	1.0
030775M	Linear North	1.0	1.0	030783M	Linear South	1.0	1.0
030777M	Linear North	1.0	1.0	030771M	Linear South	1.0	1.0
024562M	Linear South	1.0	1.0	030756M	Linear South	1.0	1.0
024566M	Linear South	1.0	1.0	030763M	Linear South	1.0	1.0
024559M	Linear South	1.0	1.0	030753M	Linear South	1.0	1.0
024567M	Linear South	1.0	1.0	030765M	Linear South	1.0	1.0
024571M	Linear South	1.0	1.0	030768M	Linear South	1.6	0.6

4.4    Environmental Liabilities and Permitting

•	All exploration activities, including reclamation, must comply with all pertinent federal and provincial laws and regulations. The most fundamental requirement is that exploration on crown land must prevent unnecessary or undue degradation or impact on fish and wildlife and requires reclamation if any degradation or impacts occur. All exploration activities in Newfoundland and Labrador require an Exploration Approval from the Department of Industry, Energy, and Technology (DIET) via the Mineral Lands Division before the start of work. In these approvals, requirements for the exploration are listed along with contacts and conditions from the various other agencies to which the application was referred. Four exploration approvals are in place as of the date of this technical report.

•	E200303: This approval was issued for diamond drilling (750 drill holes), an airborne geophysical survey, and fuel storage in the Queensway North area. The permit was issued 8 October 2020 and expires 8 October 2021. As part of 34 permit conditions, NFGC is required to acquire two permits from the Department of Environment and Climate Change (DECC). The additional permits held by NFGC for the Queensway North project are listed below.

•	Section 39 Permit (PRO11270-2020): This permit contains 47 conditions and six special terms. The permit was issued on 28 August 2020 and will expire on August 28, 2021.

•	Permit (PRO11547-2020): This permit was issued to continue drilling at Queensway North and contains 53 conditions. The permit was issued on 21 December 2020 and amended on 6 April 2021. The amendments included the modification of condition 33 and the addition of 5 conditions. The permit is set to expire on October 16, 2023.

•	Water Use License (WUL/P-21-11571): This permit was issued in anticipation of the additional holes planned for Queensway North. The license was issued on 12 January 2021 and will expire on 11 December 2021. It contains 24 conditions and a requirement to record water resources used. The permit was amended on April 8, 2021, to reflect changes in conditions 9 and 24.

•	E200265: This approval was issued 12 August 2020 and expires 12 August 2021, and was granted for geochemical surveying and prospecting over the entire Queensway Project. These exploration methods have minimal environmental disturbance and, therefore, no additional permits are required from other agencies. A recommendation to acquire an operating permit, cutting permit, and burn permit from the local Forest Management Office was included in the 14 conditions.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	E200293: This exploration approval was granted for 12 trenches in the Queensway South area and an airborne geophysical survey over the Queensway Project. The permit was issued 16 October 2020 and expires 16 October 2021. As part of 25 conditions of the permit, NFGC was required to obtain three additional permits under the Water Resources Act from the DECC. Additional permits held by NFGC are listed below.

•	Section 39 Permit (PRO11573-2021): Permit to operate within a Protected Public Water Supply Area (PPWSA) — the permit contains 36 conditions and six special terms. The permit was issued on 14 January 2021 and is valid for one year.

•	Section 48 Permit (ALT11481-2020): Permit to alter or cross known water bodies, and a Water Use License — this permit contains 22 conditions and six special terms. The permit was issued 18 November 2020 and expires 18 November 2021.

•	Water Use License (WUL/P-19-11482): This permit was issued 18 November 2020 and expires 16 October 2021. This license contains 24 conditions and a requirement to record water use amounts.

•	Water Use License (WUL/P-20-10463): This permit was issued due to the modification of planned trenching at Queensway South. The permit was issued on September 11, 2020, and amended on April 6, 2021, to reflect changes to conditions 7, 9 and 24. The permit expires on October 16, 2021. This permit contains 24 conditions and a requirement to record water amounts used.

•	E200319: This permit was issued for an airborne geophysical survey over the Queensway Project, including newly acquired licenses. The permit was issued 24 September 2020 and expires 24 September 2021. The permit was amended March 8, 2021, to include all areas of the Queensway Project. The permit contains 15 conditions, and no extra permits are required.

Any changes to the planned work must be submitted to the DIET and either an amended approval is given, or a new application is requested.

The Environmental Assessment Division of DECC stated in a letter dated September 18, 2020, that NFGC was required to register the projects it is undertaking with the department. NFGC compiled an Environmental Registration (2106), and this was submitted 22 October 2020. The project was released from further review on 11 December 2020, with 23 pages of comments from referral agencies and requirements to develop a Waste Management Plan and a Women’s Employment Plan.

The QP notes that environmental liabilities appear to be limited to ground disturbances related to trenching and drilling, which require reclamation at a future date. The JBPFZ is a heavily logged area with an extensive network of all-season and winter-only woods access roads, and cutovers that have been scarified and partially replanted using silviculture. All but one of the trenches dug in 2017 and 2018 have been reclaimed, as required by license agreements, and the replanting of small trees using silviculture will follow at a future date. Trenches completed in 2020 along the AFZ are largely reclaimed; one trench remains open for additional review. Historical trenches in the AFZ, JBPFZ and Queensway South areas, some of which have not been reclaimed, are not the responsibility of NFGC under present laws unless the company conducts additional trenching in those areas. There is little evidence of drilling exploration by previous operators as decades of natural plant growth has removed most traces of prior exploration activities.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

All drill sites have been cleaned of drill cuttings and drill pads have been reclaimed to prevent negative environmental effects. In the opinion of the QP, diamond drilling conducted from 2019 onwards does not present any apparent environmental liabilities.

Generally, the mineral licenses are available for exploration activities year-round and only subject to the conditions of the exploration approvals and water use license. Other activities such as construction, road building, camps and water crossings may require additional permits from outside of DIET. Mineral licenses within the southernmost portion of Queensway South, specifically licenses 024557M, 024558M, 024561M, 024563M, 024568M, and 024570M are restricted from exploration activities from mid-May to early-July as the area is a spring habitat for Newfoundland caribou.

The 2020 and 2021 activities, planned and active, require the renewal of the regional prospecting and geochemistry permits. The AFZ and Queensway South trenching permits were renewed along with the associated water use permits. Additional permits were acquired for diamond drilling and water use associated with the drilling. Any number of individual Exploration Approvals can be applied for; typical delays in permit approval range from 30–60 days. Permitting is an ongoing administrative activity expected with such a large land package and varied exploration programs.

The QP is unaware of any environmental liabilities to which the Queensway Project is currently subject other than those mentioned above. There appear to be no significant factors or risks that may affect access, title, right or ability to perform work on the property.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

5        Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1   Topography, Elevation and Vegetation

Topography is dominated by broad, northeast-trending ridges with lower ground occupied by northeast-trending linear bogs, brooks, and larger ponds. Gander Lake and the Gander Rivers (Main, SW, NW) are the most important waterbodies in the project area. The maximum elevation is ~320 m above sea level at a ridge east of Caribou Lake in the southeast, and a minimum of 15 m above sea level along the Gander River. Mount Peyton, at 336 m above sea level, lies to the west and Gander Lake is at 29 m above sea level. Forest covers much of the project area an includes areas of cut over that have been scarified and then silviculture modified (planted) with white spruce seedlings.

5.2   Climate and Length of Operating Season

The climate is blended maritime-humid continental, with pleasant summers, a cool, wet, spring and autumn, and snowy, often windy, winters. Summer temperatures are typically in the low-to-mid 20°C., but highs can peak at >30°C. Winter temperatures range from -15°C or occasionally colder, to +5°C or more during warmer winters; however, the temperature is very variable throughout the year. Snow usually occurs from December–April but can start earlier and extend later. Rainfall occurs throughout the spring, summer and fall mainly as showers to heavy rain, frequently occurring with strong winds. Very occasional thunderstorms occur during the late summer and early fall.

Weather is dominated by ocean currents, prevailing westerlies, and storms coming from the Maritimes/Quebec to the west, or from the south along the US eastern seaboard. The typical spring/summer exploration season is from May through to the end of November. Winter conditions start early in November and can sometimes extend into May. Exploration, in particular geophysics and drilling, can be easily done through the winter months.

5.3   Access to Property

The property is accessed by the TCH, which passes through the southern portion of the AFZ/JBPFZ claim areas and part of the Queensway North claims area, and by the NWG road, which extends along the western portion of the Queensway South claims area and to the south and west of Gander Lake. Most of the project is accessible via gravel woods roads, including the AFZ access road, the JBPFZ access road, the JBP road and the roads to the east of the steel bridge across the NWG River. Areas in the extreme southeast and southwest are the most difficult to access. The SW area is best accessed via woods roads from Route 360, the Baie d’Espoir highway, that leaves the TCH at Bishop’s Falls, ~70 km west of Glenwood. Many quad/harvester trails and winter roads are also present in more recently cut-over areas, providing excellent access for heavy equipment when required.

Mineral licenses immediately south of Gander Lake can also be accessed easily by boat. Newfoundland Helicopters has a helicopter base in Appleton which provides easy and relatively cheap air travel to most parts of the property. Additionally, the international airport at Gander has bush plane and helicopter bases. Shipping through the ports of Lewisporte and Botwood, 25 and 70 km to the west of Appleton, respectively, and north of the TCH, both have good harbors; however, sea and pack ice do cause disruptions with the winter shipping.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

5.4    Local Resources and Infrastructure

The nearest large community is Gander, a town of ~12,000 people is located ~10 km to the east on the TCH, which has an international airport and most amenities required for exploration including labor, equipment, accommodation and supplies. The small towns of Appleton and Glenwood lie within the Queensway Project. Combined they have a population of ~1,400 with good availability of labor as many of the people work in the resource sectors. Only limited amenities are available; however, a helicopter base and an environmental remediation company are located in Appleton.

The installation of surface infrastructure such as tailings disposal, waste rock disposal and mining facilities would require NFGC to convert the mineral licenses targeted for surface infrastructure into mining leases through a regulatory process administered by the Newfoundland Department of Industry, Environment, and Technology.

5.4.1  Power Supply

Electricity is available from the NL provincial grid, which has three transmission lines through the Queensway Project.

1.	A 350 kV HVDC direct-current line, which passes through the approximate center of the Queensway South licenses.

2.	Two 138 kV HVAC transmission lines to the north of the TCH crossing the AFZ and JBPFZ trends on the Queensway North licenses.

3.	A 69 kV HVAC transmission line that approximately parallels the TCH to the north across the AFZ and JBPFZ trends on the Queensway North licenses and follows the TCH and secondary routes.

In addition, electrical power is supplied, through the provincial grid, to the towns of Glenwood and Appleton which are surrounded by the NFGC Queensway licenses.

5.4.2  Water Supply

There is currently no developed water supply or water right attached to the project aside from the water use licenses described in Section 4.4; although, the project encompasses the Towns of Glenwood and Appleton, which currently have water and sewer systems in place. The region also contains many bodies of water which can be drawn from should the need arise, and the permitting allows for this.

5.4.3  Buildings and Ancillary Facilities

There are no buildings or ancillary facilities on the Property except for cabins and the residential and commercial facilities that exist within the boundaries of the towns of Appleton and Glenwood. NFGC has purchased four lots in the Appleton Industrial Park which hosts a fenced-in core yard, office trailer, and shipping container, as well as a trailer-style camp for drill crews.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

5.4.4   Tailings Storage Area

There are no tailings disposal areas located on the Project site. The Beaver Brook Antimony Mine, currently placed under care and maintenance, has an associated tailings disposal area and is located on the western boundary of the Queensway Project. Given the extent of the Project’s mineral licenses, it is likely that a suitable site for tailing storage could be found within the project lands.

5.4.5   Waste Disposal Area

There are currently no waste disposal areas located on site. With proper engineering and environmental controls, it is likely that a suitable site for waste disposal area could be found within the project lands. A waste management plan has been completed by Gemtec Consulting Engineers and Scientists Limited of Paradise, NL.

5.4.6   Workforce

The town of Gander (population 12,000) is 10 km to the east of the Queensway North claims along the TCH, where logistical support, a local workforce, and an international airport are found. The town of Grand Falls Windsor (population 14,000) is located 50 km to the west of the Queensway North claims along the TCH. The towns of Appleton and Glenwood, located in the western portion of the property, to the north of Gander Lake, are encompassed by the property.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

6     History

6.1    Ownership

Over the last few decades, many individuals and companies have explored the property for Au and property ownership has changes hands many times. The following section describes in detail past owners of the land and outlines the history of ownership in the various areas. The reports the information presented in this section is based on are listed in Section 27 Part 2: Exploration - Industry.

6.1.1  Twin Ponds/Island Pond

The Twin Ponds/Island Pond portions of the Queensway Project are located to the northwest of the main portion of the property. Below is the history of ownership, starting from the oldest and working forward in time.

•	1988 — Noranda Exploration was the first to conduct mineral exploration in the area, staking in 1988 and exploring using prospecting and geochemistry into 1990. From 1991–1995 no exploration took place, and the Noranda licenses were eventually canceled.

•	1995 — Prospectors Jim Bouzanne, Michael Stacey, L. Dwyer focused their efforts on the Big Pond area near the current NFGC licenses. These licenses were eventually canceled.

•	2002 — Crosshair Exploration staked Big Pond, Dan’s Pond, Island Pond, Salmon Pond area. Their exploration attracted the attention of Rubicon Minerals/Paragon Minerals. Regional exploration consisted of prospecting and geochemistry and continued until 2004. All licenses were eventually canceled.

•	2007–2015 — Prospectors during this period included Michele and Nath Noel, Gary and Donna Lewis, Nehemiah Pinsent, Larry Quinlan, Gordon Lawrence, and Jessica Bjorkman. Staked claims explored the Big Pond, Dan’s Pond and Shirley Lake areas; however, all licenses were canceled within 2 years of staking.

In mid-2016, the current licenses were optioned to NFGC by Nigel Lewis shortly after they were staked. Exploration has included airborne EM and high-resolution magnetics and follow-up prospecting and till geochemistry. The option agreement is still in place and exploration is continuing.

6.1.2  Queensway South

The licenses to the south of Gander Lake held by NFGC are termed the ‘Queensway South’. This area has a long and complex history of ownership. The below description does not refer to specific land claim boundaries, but instead discusses the areas’ property ownership in general terms.

•	1981 — Minorex Limited held a claim in the Little Gander Pond area.

•	1984 — Glenn R. Clark & Associates Limited held licenses in the Caribou Lake area.

•	1985–1988 — Prospector Lewis Murphy and his company Commodore Mining held exploration licenses in the area, especially in the Hunts Pond and Berry Hill areas.

•	1985–1987 — Corona Corporation held claims in the Hunts Pond and Southwest Gander River area.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	1985–1990 — Noranda Exploration claimed Northwest and Southwest Gander Rivers, Gander Lake, Gander River areas. They were the major license holder with large land packages over the Jumbo Brook, Paul’s Pond and Greenwood Pond areas. The licenses were either surrendered or canceled in the early 1990s.

•	1986–1987 — Kidd Creek Mines, partnered with Noranda Falconbridge for claims in the Northwest Gander River area as well as the Caribou Lake area east of Queensway South.

•	1988–1989 — Roycefield Resources claimed the Beaver Brook area and optioned licenses over Sb discoveries made by Noranda, with the property becoming the Beaver Brook Antimony Mine.

•	1988–1992 — BP Resources Canada Ltd. held licenses in the Great Bend and Coy Pond areas just southwest of NFGC’s current claims.

•	1989–1990 — Prospector Lew Murphy claimed the Bear Pond and Rollins Pond areas.

•	1993–1995 — John Clarke claimed the Greenwood Pond and Paul’s Pond area.

•	1995 — New Island Minerals claimed the Northwest Gander River area.

•	1995 — Roland Butler, John Clarke, Wayne Pickett and Rod Churchill claimed the Southwest Gander River area.

•	1995–2000 — Prospectors Benjamin Critchfield, Denis Walsh and Timothy Froude held licenses in the Dead Wolf Pond area.

•	1995–2001 — Altius Minerals claimed the Greenwood Pond area and other areas along the Northwest Gander River.

•	1995–2000 — Prospector Lai Chan claimed the Paul’s Pond and Greenwood Pond areas. These claims were tied on to Altius. Robert Stares held ground in the Caribou Lake area. Paul Crocker held claims in the Hunts Pond area.

•	1999 — Cornerstone Resources claimed the Southwest Gander River area.

•	2001–2002 — Prospector Kevin Keats claimed the Eastern Pond area. Allan Keats held some licenses in the Little Gander Pond area.

•	2001–2002 — South Coast Ventures held claims in the Northwest Gander River, Joes Feeder, Steel Bridge, Jumbo Brook, and Greenwood Pond areas. Buchans River Ltd. held minor ground at Hunts Pond.

•	2002–2010 — Period with the most ground being held by independent prospectors. Lai Chan, Darrin Hicks, Nathaniel Noel and E. Michelle Noel held ground in the Berry Hill area. Roland Quinlan, Fred and Wesley Keats, Brian Rowsell, James and Calvin Crocker held ground in the Dead Wolf Pond, Caribou Pond, and Southwest Gander River area. Stephen Baldwin and the Quinlan’s held minor claims in the Hunts Pond area and Suley Keats Sr., Alexander Duffitt, Gene Hedges held licenses in the Little Gander Pond and Southwest Gander River area. The Dead Wolf Pond area was particularly busy by prospectors Eddie Quinlan, Frank Pollett, Glenn Stacey, John Sceviour, Hayward Critchley, and the Crockers.

•	2003–2004 — Black Bart Prospecting and partner Spruce Ridge Resources held some ground at Hunts Cove and Caribou Lake eventually attracting interest from CanAlaska Ventures and VVC Exploration.

•	2003–2004 — Most of the licenses reverted to the original prospectors who held the most promising ground. There was limited company interest during this period other than Altius Resources. Much of the area remained unclaimed.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	2003–2005 — Candente Resources claimed the Eastern, Paul’s Pond and Outflow areas and Paragon Minerals held some ground near Bear Pond.

•	2003–2011 — Mostly held by prospector’s claims aside from interest by Altius Resources Inc. in the Northwest Gander River, Caribou Lake, Hunts Pond, and Dead Wolf Pond areas, and Cornerstone along the Northwest Gander River.

•	2009–2010 — Golden Dory Resources claimed the Greenwood Pond area.

•	2011 — Metals Creek Resources claimed the Gander Lake area.

•	2011–2012 — Altius Minerals allowed many claims to revert to prospectors or be canceled for the Northwest and Southwest Gander Rivers and Greenwood Pond.

•	2012–2016 — A few prospectors held claims along the Northwest and Southwest Gander Rivers. Fred and Wesley Keats held ground along the Southwest Gander River. Andy Budden, Jeffrey LeDrew, Shane and Robert Stares, and Wayde Guinchard held licenses in the Dead Wolf Pond and Southwest Gander River area. Michelle Noel, Fred and Wesley Keats, Brian Rowsell, Clyde McLean, Allen Keats, and Jeffrey Neville all held licenses in the Southwest Gander River area.

•	2016–2020 — Vulcan Minerals held ground in the Northwest Gander River more towards the Lizard Pond showing.

•	2012–2015 — A few prospectors held claims along the Northwest and Southwest Gander Rivers.

•	2016–Present — NFGC staked the licenses that make up the bulk of the Queensway South area and optioned prospectors claims in the Paul’s Pond and Greenwood Pond areas. In 2020, NFGC map-staked an additional 22 licenses on ground in the Queensway South area, largely south and east of existing claims.

6.1.3	Queensway North

The properties to the north of Gander Lake were the first to be acquired by NFGC by option in late 2016. The optioned properties covered known Au showings along the Appleton and JBP faults. Below is the rest of the ownership history for the claims on the property.

•	1980 — Westfield Minerals worked the Jonathan’s Pond area. They staked an Au showing discovered by government geologists in 1980, the first recorded Au exploration in the area.

•	1981 and 1985 — Prospector Lewis Murphy worked the GRUB line with MD & K Agencies and Newmont Canada.

•	1984 — Duval Int’l Corp. for Glenn R. Clark & Associated Limited conducted basic geological mapping, VLF ground surveys, and some till sampling along the GRUC line north of Jonathan’s Pond.

•	1984–1986 — Noranda worked north of Gander Lake, prospecting for Au, dominating exploration activity until joint venturing with Gander River Minerals on the more prospective ground from 1992–1997 when most claims were canceled.

•	1987–1991 — Falconbridge worked the Joe Batts Pond area. No records of the results are available.

•	1999–2000 — United Carina with partner Consolidated Pine Channel Gold worked the AFZ area and optioned claims, which had been targeted earlier by Noranda and Gander River Minerals.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	1997–1999 — Krinor Resources worked the Appleton and the JBP Faults. Prospector Roland Quinlan began prospecting the area east of Rocky Pond, west of Jonathan’s Pond and the Gander River.

•	1999–2001 — Several local prospectors worked the Gander River, Gander Lake, Millers Brook, Appleton and Joes Batts Pond areas to the north of Gander Lake into the Bellman’s Pond and Jonathans Pond region near the GRUC line. Cyril Reid, Roland Quinlan and his brothers, Jim Bouzane, and Calvin Crocker among others.

•	2001–2011 — Rubicon Minerals and Paragon Minerals worked the Appleton and JBP Faults.

•	2002–2003 — Crosshair Exploration & Mining Corp. worked ground near Bellman’s Pond and Rocky Pond along with minor activity by WAVE Exploration Corp., and prospectors Gary Lewis and Perry English.

•	2004–2005 — Spruce Ridge Resources worked the Little Harbor and Gander Lake North areas.

•	2008–2015 — Many properties reverted to the crown and were re-staked by prospectors who targeted the Au showings defined in the earlier exploration activity.

•	2011 — Altius explored the Jonathan’s Pond area.

•	2016–Present — NFGC explored the Appleton and JBP Faults and began optioning Au properties with added staking and options. By 2018, NFGC established the current land package.

•	2020 — NFGC added map stake licenses at Gander Lake and at Little Rocky Brook and Bellman’s Pond, north of the main Queensway North area.

6.2	Past Exploration

Outside of the academic studies that delineated the geology of the Gander Group, Davidsville Group, and area lithologies, there was very little formal mineral exploration activity for Au in the Queensway Project area until Noranda in the 1980s.

•	1950s–1960s — NALCO conducted reconnaissance base metal prospecting along the Great Bend portion of the Gander River Ultramafic Complex (GRUC) (1953–1954). Bell Asbestos examined the complex in 1963. During this time talc, copper, zinc, tungsten, arsenopyrite, and asbestos showings were discovered in the Dead Wolf, Caribou Lake and Hunts Pond areas.

•	1970s–1980s — Exploration continued with a focus on the potential for base metals and industrial minerals, such as chromite, magnesite, and asbestos in the GRUC north of Gander Lake. Companies included John’s Manville and International Mogul Mines.

•	1971 — International Mogul Mines, north of Jonathan’s First Pond, drilled a pyrite-chalcopyrite-sphalerite showing to the northeast of the Queensway Project.

•	1980–1981 — Westfield Minerals in the Jonathan’s Pond area conducted a follow-up program of rock sampling, prospecting, mapping and trenching to evaluate an Au-arsenopyrite showing reported by NGS geologist Frank Blackwood in 1980; thus, the beginning of Au exploration in the region.

•	1983–early 1990s — Noranda Exploration on the Queensway South and Queensway North properties initiated Au exploration using regional till sampling, prospecting, and stream heavy mineral concentrate (HMC) surveys identifying significant Au-in-till anomalies both to the north and south of Gander Lake. Follow-up exploration included prospecting, soil geochemistry, ground geophysics, trenching and diamond drilling, and defined Au showings including Duder Lake, and Mount Peyton, to the northwest of Gander River, Aztec, the Greenwood Pond and Paul’s Pond showings to the south of Gander Lake, and the Knob, Bowater and others in the AFZ. The Andromeda Au showing near Rocky Lake was discovered in 1991 north of Jonathan’s Pond. The soil/till geochemistry also indicated a major antimony (Sb) trend along the Northwest Gander River. Follow-up prospecting, trenching and diamond drilling resulted in the Beaver Brook Antimony deposit being discovered. Gold targets were identified throughout the Joe Batts Pond and Appleton Faults, in the Queensway North area, as well as at Paul’s Pond and Greenwood Ponds to the south of Gander Lake in the Queensway South area.

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Subsequent exploration by Noranda and other companies and prospectors has resulted in the discovery of many Au showings such as the Dome, Road and Keats/Baseline showings along the AFZ, H-Pond, Pocket Pond and Lachlan along the JBPFZ, the Goose, Road Gabbro and LBNL showings at Paul’s Pond, and the Aztec, Hornet, A-Zone Extension as well as the Greenwood showings near Greenwood Pond. Visible Au was noted in many of these showings.

6.2.1	Prospecting and Rock Sampling

Listed below are the current properties and a list of the known historical prospecting and rock sampling that has occurred on the property in the public domain.

6.2.1.1	Twin Ponds / Island Pond (TP)

•	1989–2000 — Northeast of the Twin Ponds area a few rock samples (mainly float or sub crop) were collected in conjunction with soil surveys. Samples with values >1,000 ppb were associated with quartz vein breccia with generally less than 3% pyrite and/or arsenopyrite.

•	2004 — Crosshair Resources obtained grab samples of quartz breccia boulders which returned multiple values >1,000 ppb Au with a 2.9 ppm Au value ~4–5 km north of Twin Ponds in the Clydesdale showing area.

•	2004–2005 — A prospector sampled historical trenching and drilling returned only low results with no targets generated.

6.2.1.2	Queensway South

The licenses to the south of Gander Lake held by NFGC are termed the “Queensway South” portion of the Queensway Project.

•	1978–1980 — Hudson’s Bay Oil and Gas evaluated large areas south of Gander Lake for base metals by reconnaissance mapping the belts. Although drill targets were noted and drilled, no significant mineralization was found.

•	1980–1984 — Duval International Corp. conducted some reconnaissance work over ophiolite terranes for Au using heavy mineral methods. This resulted in the discovery of several samples north of Caribou Lake with assays >1 ppm Au.

•	1986–1991 — Noranda conducted prospecting in conjunction with the regional till survey. In 1988, follow-up of anomalies generated by the till survey resulted in the discovery of mineralized Au outcrops in the Greenwood and Paul’s Pond areas. The subcrop and outcrop discovered were over a 20 km2 area and resulted in additional claim staking and follow-up exploration. The exploration continued into 1990–1991 when activity decreased.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	1987–1988 — Kidd Creek Mines Ltd. completed a base metal targeted prospector-based program along the southern extents of the Gander River Complex. The focus was on nickel and related mineralization with assays producing no significant results.

•	1988 — Lacana Mining Corp. explored nearly 12 km of the southern Gander River Complex from Hunts Pond to Gander Lake. The program focused on Au instead of nickel with poor results providing a high of 34 ppb Au from a grab sample. During this same period, Falconbridge Ltd. explored for Au mineralization north of Caribou Lake and the Dead Wolf Pond areas with several very anomalous tills noted near Larsen’s Falls. Pan concentrates of till and streams resulted in a 21.2 ppm Au sample north of the Larsen’s falls.

•	1997–2001 — Forex Resources prospected the area around Greenwood and Paul’s Ponds leading to their property being optioned by Altius Resources and Cornerstone Resources. Areas targeted included the southern extensions of the Aztec Trend, the Freddie showing, and elevated results associated with fossiliferous limestones and the Arturo breccia area. Rocks from the known Au trends had elevated Au results.

•	1999–2004 — Prospector Lai Lai Chan worked the Paul’s Pond area. Prospecting resulted in a value of 7.68 ppm Au from a grab sample at the Till Raft site just north of Paul’s Pond.

•	2001 — Cornerstone explored the Goose showing and other showings in the Paul’s Pond area. Geological mapping, prospecting, a soil survey, and a VLF-EM survey were conducted over the Goose grid and trenched areas. Six of the nine grab samples collected assayed between 841–2,144 ppb Au. Of the 31 soil samples taken on recce grid #1, only one was anomalous at 47 ppb Au, with many samples not taken due to boggy conditions. Nine of the 20 samples collected at recce grid #2 were anomalous (18–360 ppb Au). The VLF-EM survey identified a number of strong conductive trends along the Goose Zone.

•	2002 — Fortis GeoServices ran a mapping program for Grayd Resources near Northwest Gander River and located a grab sample 100 m to the east of the A-Zone Extension. The grab samples returned a maximum assay value of 10.9 ppm Au, while others at the Hornet Zone, Aztec, Recce Trenches 1.1 km southeast of Aztec-A-Zone) and the Shipping Showing (600 m south of A-Zone Extension) returned values that validated the Au zones. Mapping suggested that the Au-bearing silicified fault breccia at the Aztec zone may be related to an easterly trending dilational offset or flexure zone in the regionally recognized thrust fault previously outlined by Noranda in 1988. This dilational zone was clearly outlined by the VLF-EM survey as well. The highest grade from grab samples was 10.9 ppm Au from a float 100 m along strike from the A-Zone extension.

•	2002–2005 — Candente Resources examined the Eastern Pond area southwest of Paul’s Pond and the Greenwood Pond area. Prospecting – sixty-five (65) samples were taken to evaluate known Au targets, assay results were lower than historical values but remained anomalous, several boulders of quartz returned values of 1076 and 1429 ppb Au. Fifteen (15) grab samples from the Paul’s Pond area were assayed for Au, multi-element ICP and tellurium with only low values for tellurium detected. Continued sampling over the next few years was hindered by heavy overburden and wetland with limited rock exposure and no significant values were found.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	2004–2005 — Spruce Ridge Resources examined the Hunt’s Cove area just to the south of Gander Lake, with 122 rock samples taken with only insignificant values found; exploration ceased.

•	2004 — VVC Exploration worked the Paul’s Pond, Eastern Pond and Gander Lake area, producing only insignificant results. The licenses were allowed to lapse.

•	2007–2010 — Prospector John Sceviour worked south of Paul’s Pond and took over 200 float samples. However, no new targets were identified with only a few anomalous values encountered.

•	2008–2011 — Prospector/Geologist Nathaniel Noel worked the South Paul’s Pond and Bernard’s Brook areas. Prospecting did not identify any new exploration targets.

•	2010 — Golden Dory Resources worked the Greenwood Pond area. Prospecting validated the Aztec and A-Zone Extension mineralization.

•	2011–2012 — Metals Creek Resources worked the Yellow Fox Creek showing, prospecting 36 soil samples, 11 grab samples, 13 trench grab samples and 153 cut channel samples resulted in a high value of 59.413 ppm Au on the Showing. Soils did not indicate any targets; however, trenching channels did offer 0.306 ppm Au over 26.82 continuous m.

•	2011 — Cornerstone Resources worked the Paul’s Pond area, colleting 12 rock samples taken from the Au occurrences for a petrographic / SEM study contracted to Dr. Stephen Piercey.

•	2012 — Altius worked the Aztec showing at Greenwood Pond, prospecting with 22 grab samples. The highest value was 2.08 ppm.

•	2014 — Altius sponsored an undergraduate thesis looking at Au grains in tills and attempting to track them down-ice.

6.2.1.3            Queensway North

The licenses to the north of Gander Lake held by NFGC are termed the Queensway North portion of the Queensway Project. This includes the two key exploration areas of the Queensway Project – the AFZ and the JBPFZ Au trends. This area has been the focus of most of the mineral exploration for Au in the region and is the top priority for NFGC.

•	1986–early 1990s — Noranda worked the area to the south and west of Glenwood / Appleton. In 1986 prospecting located mineralized quartz veined and brecciated metasediment boulders with visible Au. Follow-up included trenching, line cutting, geophysics, soil surveys and drilling. In 1987 on the eastern side of the Outflow, new showings were trenched including the Bowater and Golden Bullet; Then in 1988, 118 grab samples were taken from the west side of the Outflow towards Careless Cove. The best assay results occurred within silicified brecciated black shales with assays of 28.00, 9.75 and 5.01 ppm Au in outcrop grabs. In the late 1980s to the early 1990s Noranda continued prospecting on targeted areas along the east and west sides of the Outflow of Gander Lake; conducting follow-up soil surveys / trenching and diamond drilling. Trench 88-1 on the Bullet Showing returned 43.2 ppm Au over 0.8 m, 91.6 ppm Au over 1.1 m and 11.9 ppm Au over 0.5 m of channel sampling. The drilling did not correlate with trenching. Then in the mid-1990s Noranda and partner Gander River Resources ended exploration in the area.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

During the 1990s Gander River Minerals began working some of the Noranda ground in the areas north of Gander Lake and along the Gander River. Quartz veining within the Gander River Complex units and the Davidsville metasediments was noted. A correlation of arsenic (As), and Sb with Au was indicated.

•	1997 — Prospector Paul Crocker worked on the AFZ. Prospecting confirmed grab sample results from the Knob and Bullet showings with samples assaying 153 ppm Au on the Bullet Showing, of which several were above 1.0 ppm Au.

•	1999/2000 — Prospector Steve Baldwin worked the area between the AFZ and Joe Batts Pond. Results produced insignificant values.

•	1999 — Krinor Resources worked the northeast area of Joe Batts Pond. Prospecting resulted in the location of numerous float and outcrop samples with quartz-carbonate veining and elevated Au values.

•	2000 — Geologist Denis Walsh worked the Joe Batts Pond area with no significant results.

•	2000 — Prospectors Larry and Eddie Quinlan explored around and east of the AFZ towards Joe Batts Pond. From this work the Lachlan showing was discovered containing extensive quartz veining with associated massive to semi-massive arsenopyrite giving values up to 61 ppm Au.

•	2000–2002 — Prospectors Cyril Reid and Tom Lush worked the AFZ and JBP fault trends. No new targets identified.

•	2002 — Candente Resource Corp. optioned and worked the Appleton Fault. Of the 82 grab samples the highest values were ~500 ppb Au.

•	2003 — VVC Exploration worked on the Knob/Golden Bullet area, conducting a Mobile Metal Ion soil survey followed by drilling. The exploration data were poorly recorded and are largely unavailable.

•	2003–2006 — Rubicon Minerals explored along the AFZ and JBP Fault areas. In 2003, 430 grab samples were taken from outcrop and float to the north of Gander Lake as well as 61 soil samples along recce lines in a number of targeted areas where soils were anomalous in previous surveys (near the Lachlan showing and north of the TCH towards H-Pond). In 2004, 170 grab samples were taken from previously unexplored areas of the property; In 2005 350 grab samples were taken from the Joe Batts Pond trend in order to delineate targets along a regional trend from the Lachlan to, and beyond, the Pocket Pond and H-Pond showings. In 2006, less explored areas were targeted with 125 grab samples taken from the Gander Lake shoreline north between the AFZ and Joe Batts Pond trends. Multiple float samples assayed >5 ppm Au and outcrop samples defined known trends.

•	2004–2005 — Spruce Ridge Resources worked the Gander Lake - Little Harbor / Pine Grove properties. 93 grab samples were assayed from prospecting and 51 grab samples from trenching. Au values were low except for the trench samples where a few assays returned values of 169 and 108 ppb Au over 1.0 m.

•	2005–2014 — Prospectors Roland and Edie Quinlan (Quinlan Prospecting) worked the AFZ to Joe Batts Pond areas. Prospecting targeted areas based on historical work. 15 assessment reports were filed during this period with 440 grab samples taken from outcrop and float. The highest reported grade was 18.74 ppm Au, a grab sample from brecciated shale along north shore of Gander Lake. Over 20 samples of quartz float returned values above 1.0 ppm Au around the Bullet Showing along the AFZ.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	2006–2010 — Paragon Minerals worked the AFZ and Joe Batts Pond areas. 67 mainly float, grab samples returned only weak values over the known Au trends.

•	2006 — Exploration waned with only basic prospecting and small-scale soil surveys completed over parts of the project area by prospectors and junior exploration companies.

•	2014–present — Exploration through the property area by prospectors carrying out limited prospecting to hold their claims. Most assessment reports remain confidential at this time.

6.2.2	Geochemistry

Soils, lake sediments, tills, silt/stream or HMC samples were taken throughout the Queensway Project by many companies and individual prospectors. Unless they produced significantly anomalous values and/or a target for advanced exploration they have been largely ignored in this Report.

6.2.2.1	Twin Ponds / Island Pond (TP)

•	1988/89 — Noranda conducted till analysis which shows abundant/delicate Au grains near the Big Pond-Blue Peter showing just off (to the north) of the Queensway licenses; soil surveys along existing wood roads, and stream sediments taken in the area as follow-up and 608 soils were taken on a cut grid with a mix of results between 15 and 100 ppb sporadically distributed about the claims. In 1989, 2019 soils taken on a cut extended grid. Results for Au were highly variable and sporadically distributed possibly reflecting the overburden in the area. 24 large (exact size unknown, inferred to be pail-size) stream sediments were panned and analyzed for Au, Ag, As, Cu, Pb, Zn, Mo, and Sb. The highest Au value was 2,450 ppb Au for a soil with 45 additional values above 20 ppb Au associated with 2 topographic highs (Lineaments) in the area. Gold grain analysis of the stream sediments suggests that the Au was weathered out of bedrock proximal to the source.

•	1991 — Manor Resources worked the Grid A area just north of the Gander River continuing the Noranda soil survey with 1,271 samples - highest recorded value of 2,030 ppb Au.

•	2004/05 — Crosshair Exploration and Mining worked on the North Paul’s Pond area, over 4 recce grids near anomalous float samples from previous exploration programs. 1376 soil samples resulted in no values >100 ppb with 24 >20 ppb Au. 2005.79 Lake sediment samples resulted in anomalous As, Au and Sb areas.

•	2005 — No soil surveys have been carried out on the Twin Ponds-Island Pond area portion of the Queensway Project since 2005.

6.2.2.2	Queensway South

•	1954–1956 — NALCO conducted line cutting in support of ground-based geophysics and soil geochemistry. 400- foot spaced lines were cut at 90° from NE-striking baselines. The geochemistry was able to outline a zinc anomaly with 600 m of strike length with values >600 ppm Zn.

•	1986/87 — Noranda conducted a regional till survey over areas around Greenwood Pond and Paul’s Pond. The overburden depth and type were problematic resulting in a poor outcome.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	1988 — Noranda conducted a lake bottom survey which defined an anomalous area around the Greenwood and Paul’s Pond areas. 405 stream sediment samples were acquired from the northern portions of the area and 2,422 soils were taken on the new Greenwood Pond Grid with another 2,832 soils taken on the new Paul’s Pond Grid. Five additional areas were sampled using recce grids. In the Middle Ridge area 88 HMC till samples were collected and 201 recce grid soils were collected with some anomalous values >10,000 ppb Au noted defining a broad area of anomalous Au near a quartz-feldspar porphyry.

•	1988 — Falconbridge Limited conducted a semi-detailed till survey in the Dead Wolf area. Sample spacing varied from 400–500 m along lines 1 km apart. In targeted areas tills were taken every 200 m along lines 200 to 500 m apart. A total of 111 samples were collected with 13 assaying greater than 100 ppb Au and a highest value of 1860 ppb Au near the Dead Wolf Brook.

•	1989 — Noranda worked the Paul’s Pond grid. - 1,814 soils were submitted for Au assay but were reportedly collected incorrectly by Altius Resources, who suggested they were not collected at sufficient depth resulting in no significant results. In the Outflow area 168 B2 soil samples also provided poor results (<5 ppb Au) suggesting there would be no follow-up in that area.

•	1999 — Prospector Lai Lai Chan worked on Paul’s Pond collecting 101 B-horizon soils – reported 4.25 ppm Au in soil and 7.68 ppm Au in rock at the Till Raft site just north of Paul’s Pond.

•	2001 — Cornerstone worked on the Goose Showing (Grid 1) 61 soils were collected, only one sample was anomalous for Au: On Recce Grid 2, 20 soils with nine anomalous from 18–360 ppb Au.

•	2002 — Fortis GeoScience worked on the Aztec showing. Sampling included 40 tills, 103 stream HMC’s, 346 stream sediments 311 soils, 30 a-b horizon MMI soils to define glacial dispersion and Au values in the area. Results were considered positive with a high assay of 10.9 ppm Au in a float 100 m east and along strike with the A-Zone Extension. Multiple anomalous results further defined the Aztec to A-Zone Extension trend. In the area to the north of Paul’s Pond, Sparton Resources and partner Intrepid Minerals collected 47 tills, 332 stream HMC’s and 124 stream sediments which returned weak results where, even with panning, values were >1 ppm for three samples and only 17 above 100 ppb.

•	2002 — Candente Resources explored the Eastern Pond area collecting 39 soils on a GPS grid over 8 km2 along the eastern extension of the Aztec trend. No new Au areas were delineated. There was only one sample of note at 268 ppb. In the Paul’s Pond area sampling included 87 recce soils on a GPS grid at 100 m intervals on 500 m northwest-trending lines. Results were indeterminate due to “No Samples” over boggy ground.

•	2003 — Candente Resources worked in the Paul’s Pond area. Sampling included 13 HMC’s along the shore, 10 soils were collected on a recce grid extending Cornerstone’s 2001 grid. Results suggested Au mineralization may occur up to 50 m to the east of the Au in soil anomaly.

•	2004–2005 — Spruce Ridge Resources worked on Hunts Brook / Hunt’s Cove. Sampling included 270 soils on seven GPS lines crossing Hunt’s Brook; poor results were recorded with <5 ppb Au recorded for all samples resulting in no further exploration.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	2004 — lonex / Crosshair Exploration worked on the north shore of Paul’s Pond. - 768 B-horizon soils were taken, 25 m spacing, on a cut grid: 44 soils >5 ppb, maximum of 688 ppb Au, outlining a number of anomalous areas. One trend is highlighted by eight anomalous soils over six lines with values from 23–617 ppb Au, just north of Paul’s Pond.

•	2007–2010 — Prospector John Sceviour worked the south Paul’s Pond area collecting 250 soils, stream sediments, 95 tills over Noranda soil targets. No new targets were identified – deep overburden / boggy ground.

•	2011–2012 — Metals Creek Resources worked the Yellow Fox Creek showing collecting 36 soils on a GPS recce grid over the Yellow Fox showing. All had values of 5 ppb Au.

•	2012 — Altius worked at the Aztec showing at Greenwood Pond collecting 38 tills building on a NL govt survey Eight samples were anomalous (>5 ppb Au) and coincided with Au occurrences. These samples defined two anomalous trends, one north–northeast and west of the LBNL, Road Gabbro, and Goose showings and another east–southeast of the Aztec, A-Zone Extension, Hornet and Greenwood Pond showings.

6.2.2.3	Queensway North

The area to the north of Gander Lake around the communities of Glenwood and Appleton to the east to the Joe Batts Pond area covers the two key exploration areas of the Queensway Project, The AFZ and JBPFZ Au trends. This area has been the focus of most of the Au exploration in the region and highest priority for NFGC.

•	1984–1985 — Noranda – Jonathan’s Pond – 1,032 soil samples were collected over a 14 line-km grid. The -80 mesh was analyzed for Cu, Pb, Zn, Au, and As using AA440 atomic absorption spectrophotometer producing several Cu, As and Au anomalous areas with the best results of 175 ppm to 960 ppm copper occurring over ultramafic lithologies.

•	1986–1987 — Noranda worked Gander Lake outflow (east and west) collecting 1,600 B horizon soils. Anomalous areas corresponded to known showings with four samples 2,000 ppb and a high of 3.4 ppm Au. Arsenic was identified as a possible pathfinder but did not identify the same anomalies. Antimony was analyzed on these soils in 1988 revealing a strong spatial association with known Au mineralization. Unexplained Sb anomalies eventually led to the discovery of the Beaver Brook Antimony Mine along the Northwest Gander River.

•	1987 — Noranda-Jonathan’s Pond – 40 km of picketed grid line was cut with 25m spaced stations along N115° lines. 1400 soils samples were collected from the B horizon at 25-m intervals, and -80 mesh soils sampled for Cu, As, and Au at Noranda’s lab in Bathurst. NB: No strong targets were identified but coincidental VLF-Mag and soils along the shear zones did suggest more research was warranted. Overburden Drilling Management conducted a till program using a CME-55 Auger mounted muskeg to collect 23 samples. All but three samples had visible Au grains with a bimodal distribution of grains noted. Over 90% of grains were between 20–80 µm and were of local origin with 10% >500-µm grains showing transport features.

•	1988 — Noranda conducted the Careless Cove Extension grid with 775 B horizon soils – Only a few anomalous values >5 ppb with one strong value, 260 ppb Au, associated with silicification and a coincident VLF anomaly.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	1988 — Falconbridge Ltd. conducted a varied soil/till survey over the license’s northwest of Third and Fourth Pond on Gander River. Over 200 samples were collected with the best results from heavy mineral till samples which returned high assay results of 10,175 ppb Au.

•	1988 — Noranda worked East of H-Pond / Miller’s Brook with 1,356 soils as a follow-up from 270 HMC tills using a 11.5 km baseline to tie in the recce lines. Results suggested three anomalous areas on the grid, one associated with ultramafic rocks of the Gander River Complex along Jonathan’s First Pond and two more near Joe Batts Pond.

•	1989 — Noranda worked in the Joe Batts Pond area collecting 2,785 soils on a grid with 136 samples >20 ppb Au near H-Pond and Pocket Pond: 440 B horizon soils on a 10.5-line km recce grid between Glenwood Park and the Gander River. One high soil value (130 ppb Au) was noted along the AFZ trend.

•	1990 — Noranda worked on the AFZ collecting 600 B horizon soils. The 1989 reconnaissance grid was re-established with an additional 30.8-line km of flag/compass grid - 50 m spacing, lines 400 m apart. Multiple values >20 ppb with some up to 300–400 ppb Au. Follow-up of these results by prospectors in 1999 led to the discovery of the Dome showing and others along the AFZ. Glenwood west grid - 897 B horizon soils on 200 m lines at 25 m stations. Results include 65 values >20 ppb Au and 8 values > 100 ppb Au with highest values of 463 and 590 ppb Au, suggested significant Au in the Knob and Golden Bullet showings areas.

•	1990 — Gander River Minerals collected 135 soil samples in the Little Rocky Pond area. Results were low in analysis values for Au. In 1991 21.5 km of line cutting at Knob Hill was completed and 416 soil samples were collected with only 4 samples returning assays above 20 ppb Au and a max of 57 ppb Au.

•	1991 — Gander River Minerals collected 318 soil samples in the Gander River area north of Jonathan’s Pond. Low values were encountered with all grid sampling.

•	1993 — Gander River Minerals collected 873 soil samples with only 319 analyzed. Results were sporadic with a high of 94 ppb Au.

•	2003–2005 — Rubicon Minerals – >5,300 B horizon soils - Pocket Pond / H-Pond along the JBPFZ trend - anomalous values found with more than 30 values > 100 ppb Au and a maximum value of 448 ppb Au south of Pocket Pond, but no defined targets presented with the data just the general JBPFZ trend.

•	2004 — Spruce Ridge Resources – Little Harbor - 132 soils on GPS – a few elevated results but no target defined.

•	2005 — Rubicon - Joe Batts Pond area - 4,600 B horizon soils on GPS grids along the Joe Batts Pond trend - anomalous Au in soil values, eleven with assays >100 ppb Au associated with Au-bearing float suggesting float is locally derived and a structural break or fault is nearby. One observable trend was recognized over 4,000 m of strike length at 035 with a second at 1,500 m striking 100.

•	2006 — Paragon Minerals – Trough area between AFZ and JBPFZ - 108 soils – results all at 5 ppb Au suggest no immediate targets in that area.

•	2007–2008 — Paragon – Joe Batts Pond trend - 2800 B horizon soils define targets for trenching / drilling. Over ten samples had values greater than 100 ppb Au with a maximum value of 2125 ppb Au noted just south of the eastern leg of H-Pond. Together these anomalous soils define the Joe Batts Pond Trend as both a drilling and trenching target.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	2008–2016 — No soil, stream sediment or till surveys carried out.

6.2.3	Trenching

Trenching has been an integral part of mineral exploration on the Queensway Project. It has resulted in great success in some areas; however, due to extensive glacial overburden in other areas, bedrock cannot be reached with available equipment at reasonable costs.

6.2.3.1	Twin Ponds / Island Pond (TP)

Overburden depths in the area have made trenching difficult with only a few trenches reaching bedrock. However, there has been a high success rate in locating Au mineralization based on float and soil survey results. New Found Gold Corp. is reviewing all historical data and with new prospecting / geophysical data will look at targets for trenching.

•	1988 — Noranda - Big Pond-Blue Peter - a 5m X 10 m trench exposed the Au vein system giving results of 441 ppm Au over 0.06 m, 12.50 ppm Au over 0.15 m, and 2.05 ppm Au over 0.20 m. Another eight test pits did not reach bedrock.

•	2003 — Rubicon – Big Pond/Blue Peter - 2 trenches to bedrock with minor low-grade quartz veining (<10 ppb Au) and 3 not reaching bedrock.

•	2004 — Crosshair Exploration – to north of TP/IP property - targeted Au anomalous quartz float located in 2003; located the Clydesdale Showing which was trenched for 50 m exposing brecciated / quartz-carbonate veined intrusive units with visible Au and grab sample values of 50.23, 44.46 and 39.69 ppm Au; 117 channel samples from 20 cuts returned highest values of 12.22 ppm Au over 2.5 m and 6.34 ppm Au over 5 m; T-Rex showing – 2 km west of Clydesdale - 50 x 3 m trench, returned generally low-grade Au values in silicified felsic tuff. A high for the T-Rex was 2.26 ppm Au over 0.5 m and 1.20 ppm Au over 2.0 m.

6.2.3.2	Queensway South

•	1988 — Noranda - Aztec showing, Greenwood Pond / Goose Showing, Paul’s Pond - 61 trenches - Aztec Showing - 330 x 10–20 m epithermal style alteration zone; results include; 1.01 ppm Au / 13 m and 1.03 ppm/ 6 m; Goose Showing - grab sample of 42.1 ppm Au in float resulted in trenching which exposed a 180 x 3 m altered/silicified and quartz veined greywacke with values to: 4.06 ppm Au / 1.3 m and 1.28 ppm Au / 5.6 m; A-Zone Extension - discontinuous quartz veining exposed over 250 m in altered greywacke with a high value of 2.6 ppm Au / 7 m; Other zones discovered include: Hornet - 2.86 ppm Au / 1 m; LBNL - 1.8 ppm Au / 1 m; Road Gabbro - 2.24 ppm Au / 1 m. In the Middle Ridge area 3 trenches were excavated to review the alteration adjacent to the margin of the Middle Ridge Granite. Two styles of alteration with 2 generations of veining were indicated with disseminated pyrite. Molybdenite was noted in the area with the best assay of 1070 ppb Au from a silicified zone.

•	2004 — Crosshair Exploration - Northern Paul’s Pond area - 7 trenches targeting areas with elevated Au in soil and coincident geophysics. Four of the seven trenches did not reach bedrock. High-grade Au-bearing quartz veining returned 15 ppm Au and 10.86 ppm Au from trench grab samples.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	2011–2012 — Metals Creek Resources - Yellow Fox Creek showing - 6 trenches to expose the Au showing: 153 channel samples taken with highs of 306 ppb Au / 26.82 m and 118 ppb over 11 m with the highest single value of 643 ppb over 0.60 m.

6.2.3.3	Queensway North

•	1986–1994 — Noranda - Appleton-Joe Batts’ Pond areas – trenching followed up of their extensive regional till and soil surveys and intensive prospecting discoveries.

•	1987 — Noranda - South of Appleton - 11 trenches / 389 m, with give trenches / 206.25 m at the Bowater Showing just south of the town; trenches were designed to explore the lateral extent of Au mineralization where grab and channel samples returned values of 20 ppm Au and 8.85 ppm Au / 1 m. South of Glenwood – 10 trenches over mineralized zones at the Outflow and other showings reveal that Au is associated with intense silicification accompanied by quartz-carbonate veining with best Au values associated with brecciation of sediments with sulfides. 2.05 ppm Au over 1.0 m and 1.5 ppm Au over 1.5m were noted.

•	1986–1987 — Noranda -Jonathans Pond – 18 trenches targeting IP conductors near the main showings and areas of low exposure. Several did not reach bedrock with numerous channel samples between 50 and 270 ppb Au. 6 additional trenches were completed to extend the review of earlier trenching with a purpose to further test the geology and geochemical features of the area. Trenching revealed extensive localized shearing and alteration of gabbros with a high value of 5800 ppb Au over 1 m channel.

•	1988 — W side of Gander Lake, Outflow and Careless Cove - 41 trenches targeting anomalous soils or bedrock exposures found by prospectors south of Appleton and east of the Gander Lake Outflow – Only 18 sites yielded any samples. Trench 88-1 exposed the Bullet Showing - channel sample returned 11.9 ppm Au / 0.5 m, 43.2 ppm Au / 0.8 m and 91.6 ppm Au / 1.1 m.

•	1989 — Noranda opened 10 trenches in the Jonathans Pond area with the best results being 1.6 ppm Au grab from TR-89-10.

•	1990 — Knob and other AFZ showings - 19 trenches exposed bedrock in areas with high Au in soils, tested possible mineralized trends, or extended existing trenches. Significant Au-bearing structures, sub-parallel to the 040–050 greywacke/shale contact was identified; Visible Au in a white quartz grab sample returned 72 ppm Au with others at 2130 ppm Au and 357 ppm Au at the Knob showing.

•	1992 — Gander River Resources partnered with Noranda to open the 1990 trenches in reveal the mineralization before drilling.

•	1999–2000 — United Carina - AFZ North - 36 trenches to test / expose showings such as the Dome, Road, Baseline, Keats and others. Trench 1 at the Dome noted visible Au in a 60 cm quartz vein with a value of 257.2 ppm Au / 0.7 m. Trench 2 on the Road zone returned 92.6 ppm Au / 1 m from a quartz vein. Trench 3 - Keats Showing - 2.64 ppm Au / 4 m.

•	1993 — Gander River Resources completed five trenches at the Knob Hill/ Andromedae showing. Samples collected had low values generally <50 ppb Au.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	2002 — Candente Resources. - AFZ North - 621 m total with trenches targeting untested geophysical anomalies and extending Trench TR-99-19; 16 grab samples returned no significant values.

•	2004–2005 — Rubicon - Lachlan area of the JBPFZ trend - 5 trenches; 140 channel samples with 26 >100 ppb and 4 >500 ppb Au.

•	2005 — Spruce Ridge Resources – Little Harbor (LH) / Pine Grove (PG) - 5 trenches LH - 13 grab samples, high value of 63 ppb Au; 3 trenches, PG - 38 grab samples - high value of 1216 ppb Au in trench 3.

•	2004 — Rubicon Minerals – Pocket Pond (JBPFZ) - 1 trench, 31 channel and 17 grabs - results 2.1 ppm Au / 0.75 m and a grab sample at 22.6 ppm Au.

•	2006–2007 — Paragon Minerals – Joe Batts Trend - 10 trenches – five at the 798-ppm float target, 1 at H-Pond, 3 at Quartz Pond and one on a 2-ppm soil anomaly. Six reached bedrock, usually an altered shale. The majority of trenches did not reach bedrock or were so deep they had to be backfilled right away. No samples were collected, only information on lithology was gathered.

•	2008–2016 — No trenching since exploration limited to independent prospectors and limited budgets of junior explorers.

6.2.4	Airborne Geophysical Surveys

•	1979 — Hudson’s Bay Oil and Gas flew 1015 line-km of airborne EM and Mag with a line spacing of 250 m over portions of the Gander River Complex near Caribou Lake. The survey generated a number of anomalies that were followed up with ground based vertical loop EM, trenching and drilling.

•	2003 — Fugro Airborne Surveys for Rubicon Minerals - Twin Ponds-Island Pond area - 4,992 km DIGHEMV-DSP airborne geophysical survey with flight lines at 090 a line separation of 75 m and orthogonal tie lines at 1 km intervals. Purpose was to detect shear-hosted auriferous mineralization, to locate any zones of conductive mineralization, and to provide information that could be used to map the geology and structure of the survey area.

•	2003 — Fugro Airborne Surveys for Rubicon Minerals – north portion JBP area - 1,671 line-km DIGHEMV-DSP airborne geophysical survey, June 18 to June 24. The survey was a helicopter-supported, multi-frequency electromagnetic and horizontal gradient magnetic survey utilizing E-W oriented lines at 75 m intervals. The survey was undertaken to identify potentially significant structural breaks that could control Au-bearing mineralized systems as well as provide a critical dataset for interpretation of the geology of this prolifically mineralized area.

•	2012 — Goldak Airborne Surveys for Northern Skye Resources Ltd. - Appleton and Joe Batts Pond areas - 2,092 km Geometrics G-822A high sensitivity aeromagnetic gradiometer survey July 28 and July 29. Aircraft equipment operated included three cesium vapor, digitally compensated magnetometers, a GPS real-time and post-corrected differential positioning system, a flight path recovery camera, digital titling and recording system, as well as radar and barometric altimeters. Traverse lines were north/south on a spacing of 100 m with perpendicular control lines at 1 km spacing.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

6.2.5	Line Cutting I Ground Geophysical Surveys

6.2.5.1	Twin Ponds / Island Pond

•	1988/89 — Noranda - Big Pond - 21.2 km cut grid with baseline at 022 / 100 m lines: magnetometer and VLF-EM survey. Gabbro units showed a good magnetic response.

•	1989 — 26.5 km grid line was cut at 1 km spacing, another 33.4 km flagged, at 1 km spacing with 200 m infill, for a recce soil grid to the east of the 1988 grid.

•	1990 — Manor Resources – extended Noranda grid - cut 67 km: magnetometer / VLF-EM. Survey: mag identified mafic intrusive units; VLF-EM defined graphitic shale units.

•	No new grids established since 1990.

6.2.5.2	Queensway South/Gander Gold South

•	1955–1956 — NALCO conducted ground electromagnetic surveys on base metal sulfide targets in the Caribou Lake area. The results were used to identify drill targets which produced extensive low-grade zinc/copper/lead mineralization.

•	1968 — Bison Petroleum conducted additional electromagnetic ground surveys in the Caribou Lake area resulting in one drill hole producing 155.5 ppm Ag over 3.27 m.

•	1986–1987 — Falconbridge Ltd. had a 46.3 line-km grid cut at Caribou Lake with 42.6 line of VLF and Mag survey using 10-m intervals and 20-m intervals using a Scintrex EM-16 and the station at Cutler Maine. Weak conductors were noted over western portions and stronger conductors associated with structural contacts and mor ultramafic- mafic lithologies along the Gander River Complex.

•	1988–1989 — Noranda - Greenwood Pond / Paul’s Pond – gridding followed regional till and lake sediment surveys and prospecting that defined a 20 km2 area of anomalous Au values in the Greenwood / Paul’s Ponds areas. 148- line km of cut grid covered the Greenwood Pond area, followed by a magnetometer / VLF-EM (Scintrex EM-16 using Cutler Maine) survey. Conductive trends were associated with geological contacts.

•	1989 — Paul’s Pond - Magnetometer (OMNI plus) - defined three alternating high and low trends at 090 with the VLF-EM survey at 12.5 m stations noting similar trends at 080 warping to 050.

•	1988 — Noranda - Aztec Showing - Greenwood Pond grid – IP - 3.175 km four-level, time-domain system and a two second on/off time, dipole-dipole array with a length of 25 m and spacing of n=1 to n=4 was used; four significant anomalies detected.

•	Outflow area - 3.45 km cut at baseline 044 and 200 m spacing with 25 m stations; A magnetic / VLF-EM survey covered the grid at 12.5 m stations.

•	1998 — Altius Resources – Aztec prospect - refurbished 18.5 km of the Noranda 1988 grid with lines spaced at 200 m and stations at 25 m with closer lines at 100 m near the “silica cap”. The grid had a 1400 m baseline at 040. IP - gradient. Three zones of anomalous high chargeability were reported.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	1999–2001 — Cornerstone Resources - Goose Showing at Paul’s’ Pond - recut the existing grid and added an additional 5.6 km. Magnetic / VLF-EM survey with 25 m spacing and an IP survey at a 50 m spacing by Discovery Geophysics. The VLF-EM indicated a number of moderate to strong conductive trends invariably associated with magnetic lows. One strongly magnetic zone was indicated in the southeast portion of the grid along the baseline. The IP results indicate a moderate chargeability anomaly spatially close to the Goose Zone as trenched and drilled. A weak VLF-EM anomaly is generally coincident with the chargeability zone noted.

•	2002 — Fortis GeoScience for Grayd Resources – Aztec - refurbished a 10 km portion of the 1988 Noranda grid - ten x 100 m spaced lines at 1,000 m each with 50 m stations. The grid had line endpoint coordinates collected with a handheld GPS unit which showed numerous chaining and numbering errors. A 6 km grid was cut over the Aztec Zone with a baseline at 110 and lines at 020, designed to cross the main mineralized fault zone perpendicular to, and along its strike, with 200 m lines and 25 m stations. Magnetics, VLF-EM (11 km) and induced polarity (IP) surveys (2.7 km pole/dipole) covered the Aztec and A-Zone showings. Results from these surveys were not easily interpreted; however, it is clear that the Aztec and A-Zone Extension had different magnetic signatures, with the Aztec as a mag low and the A-Zone as a moderate high. The VLF-EM conductors were seen to trend northeast and sub-parallel to magnetic highs and are believed to delineate geological contacts, faults and graphitic units. The IP data suggest the Aztec is a well-defined moderate to high resistivity anomaly on a northeast trend connecting the A-Zone in a 300 m sequence.

•	2003–2004 — Candente Resources – Greenwood/Paul’s Pond area – IP dipole-dipole, spacing a=50 m and depth values n=1 to 6 designed to cross major structures and complex structural zones outlined by satellite interpretation. More detailed geophysical interpretations were carried out by SJ Geophysics Ltd of BC. Results of these surveys were inconclusive in some areas; IP did not produce any anomalies in the Eastern Pond Area outside of know faulting. One possible chargeability target was noted where three fault splays were interpreted to branch north off the Eastern Pond Fault. There are 4 localized very high chargeability responses with associated with low resistivity that can be associated with the Greenwood # 2 showing and fault splays north of the Eastern Pond Fault. In the Goose Showing area IP returned two trends of high chargeability with associated breaks in resistivity. These trends may show the break between the Botwood Group and Davidsville Group sediments.

Areas surveyed included: Five recce grid lines to the southwest of the Greenwood / Paul’s Pond area - total 3.5 km; Goose Showing - 12.025 km to extend the area to the northeast towards anomalous Au targets at Paul’s Pond. Part of survey was designed to test to greater depth than that surveyed by Cornerstone in 2001. Two recce lines (L 2+00E, L 12+00E) were also cut to test the Road Gabbro and LBNL showings. Extensions of 6.55 km were added to the initial grid (total km to 18.575) after two trends of high chargeability with associated breaks in resistivity occurred at the ends of the initial grid; Birch-Pond area, south of Paul’s Pond - 3.5 km; Paul’s Pond / Eastern Pond areas - recce survey - two lines 1.95 km were cut and covered by IP. A review of this data resulted in the establishment of a new grid surveyed by IP using a dipole-dipole array to maintain consistency with older data, totaling 7.35 km of cut grid and 5.95 km of IP.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	2004 — Crosshair Exploration - north shore Paul’s Pond – cut grid 21.4 km with a 2.5 km baseline at 057.5 and 19 km of cross lines at 100 m spacing. IP - a 3.275 km dipole-dipole survey on 6 lines - new chargeability / resistivity anomalies were identified.

•	No new cut grids established since 2004

6.2.5.3	Queensway North/Gander Gold North

•	1984–1985 — Noranda – Jonathan’s Pond – 16.1 km of cut grid with lines spaced at 100 m intervals for soils and a magnetic survey was established and extended in the spring of 1985. A 12.5 m spaced interval magnetometer survey totaling 14 km was carried out by Norex crew using a Sintrex MP-2 proton pression magnetometer. Several magnetic highs were identified and a number of anomalies, but in general the Gander River Complex was highly variable in its signature. The VLF survey used a Crone VLF-EM instrument with 12.5 m spaced stations, and it outlines numerous conductive horizons that were largely flattened once Fraser filtered. The remaining anomalies were coincident with strong magnetic responses and were thought to be pyrite enriched serpentinite.

•	1986 — Noranda - Gander Lake Outflow - 54 km cut grid with 044 baseline and 100 m lines over mineralized areas, 200 m lines over distal areas, 25 m stations. IP - dipole-dipole with A=25m, N=1 to 6 over selected lines - showed a higher chargeability with less defined resistivity zone. VLF-EM at 12.5 m stations showed linear conductive zones near known mineralization and Au in soil anomalies and graphitic units. Mag showed little variance in magnetic response.

•	1987 — Noranda - Jonathan’s Pond – 40 km of picketed grid line was cut with 25m spaced stations along 115 lines. 35 km of VLF-EM survey was conducted using a Sintrex EM-16 and an EDA Omni 4 Magnetometer. In addition, a pole-dipole IP/Resistivity survey was also run on a portion of the same grid; however, the resistivities were too low to provide meaningful analysis. An analysis of all the current geophysical data did suggest some anomalies for follow-up. These geophysical surveys did define the faulted contact between the Gander River Complex and the adjacent Davidsville metasediment.

•	1988 — Noranda - Gander Lake Outflow / Careless Cove - 20 km cut extension to the Outflow grid. Mag showed little variance in magnetic response; VLF-EM at 12.5 m stations showed linear conductive trends thought to be graphitic units.

•	1988 — Noranda - Appleton / Glenwood Park - 3.4 km cut grid - Mag and VLF-EM. interpretation suggest results are similar to the West grids with comparable structural grain and isoclinal folding.

•	1989 — Noranda – Joe Batts Pond area - 32 km cut grid; Mag / VLF-EM; Magnetic response is flat with minor NNW to NNE-striking mag highs interpreted as sills or dikes. VLF-EM results on the Joe Batt’s Grid identified a number of short N-striking conductors subparallel to regional structures and grain. Some conductors are interpreted as graphitic sediments while some longer trends in the North-northeast direction may be local fault zones.

•	1993–1994 — Gander River Resources – Knob showing – IP - 8,050 m time domain dipole-dipole, time domain mode - 2 / 8 second intervals to N=4. The grid covered the main showing with 20 cross lines at 100 m spacing at 132 and 25 m stations; 7.8 km of IP data returned an accurate distribution of chargeability / resistivity features with respect to local geology and outlined 3 targets, one on the Knob showing and two possible graphitic units.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	1999 — United Carina Resources – AFZ - 130 km cut grid with 100 m lines and baseline at 025 covered by IP, VLF-EM and magnetic surveys. IP – 12.235 km of pole-dipole from N 1 to 5 at 25 m and N-6, 7 at 50 m dipole spacing reading every second line (200 m spacing) with lines read in an east to west direction and baseline also surveyed to evaluate possible cross structures. 21.995 km of VLF-EM (transmitter - Cutler, Me. - 24.0 kHz) and mag surveys at 5 m intervals on 100 m lines. The VLF-EM survey suggests that conductivity is generally stronger to the west of the Appleton Fault with mixed greywacke and argillite sequences. A weak-to-moderate strength continuous conductor does define the Appleton Fault when a Fraser Filter is applied to the data. Magnetics are relatively flat but do suggest some narrow lineaments that could be dikes, graphitic sediments or possible pyrrhotite concentrations. Induced Polarization identifies the Appleton Fault as a strong to moderate resistivity low that decreases northward. Chargeability is generally low and may indicated low sulfides along the Fault.

•	2002 — Candente Resources – Appleton Fault- re-established the 1999 UCA grid. No surveys were carried out.

•	2004 — Rubicon – H-Pond area - 9.3 km cut grid for an orientation IP survey and ongoing grid control for diamond drilling. IP - 8,350 m – 7 lines using dipole-dipole with (a=25 m, n=6). Because an increased in pyrite and arsenopyrite is usually associated with the Au-bearing quartz veins at H-Pond, the IP survey was conducted to test the response to the veins in this area. The IP results did not show an obvious expression of the H-Pond Au in quartz vein mineralization; however, there is a distinct resistivity low with an associated very weak chargeability response that appears to reflect the Au vein zones. This response is consistent through the area drilled to date and extends beyond the area of drilling.

•	2007 — Paragon Minerals – JBP Fault – IP - 5,900 m time domain dipole-dipole (a=25 m, n=6) on 30 lines 100 m apart; The inverted resistivity map generated from this survey has revealed a 200–400 meter wide, NE-striking, low-resistivity trend that correlates well with a major NE-striking, linear airborne resistivity low extending from the H-Pond Prospect through the Pocket Ponds area. The northern segment of the low-resistivity trend roughly coincides with the strong carbonate-sericite alteration zone enveloping the main mineralized quartz vein system at the H-Pond Prospect.

•	2011 — Paragon Minerals – JBP Fault – IP – 6,850 m – 29 lines 100 m apart – dipole-dipole (a=25 m, n=6); The IP survey completed over the north end of the H-Pond trend produced numerous geophysical responses that are similar to Au-bearing quartz vein zones drilled at H-Pond and Pocket Pond. IP geophysical targets were selected as coincident resistivity lows and chargeability highs on the inverted IP sections. This signature is associated with elevated sericite and disseminated pyrite and arsenopyrite that surrounds the Au-bearing quartz veins zones at each of the prospects. A total of 244-point targets were generated from the review of IP sections.

6.2.6	Drilling

Prior to 2019, over 29,000 m of core (238 holes) were drilled on or in the near vicinity of the Queensway Project (Figure 6.1:, Table 6.1). All drillholes were BQ, NQ and HQ size and no rotary or other drilling types have been recorded. No holes were drilled at the Twin Ponds-Island Pond portion of the property, although four holes were drilled at the Clydesdale showings just off the northern portion of the licenses in that area. South of Gander Lake, 43 holes were drilled with over 4,300 m of core. The majority of diamond drilling has occurred North of Gander Lake in the AFZ (123 holes, 12,800 m) and JBPFZ (54 holes, 8,400 m) areas.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table 6.1 Overview of historical drilling in the Queensway Project area.

Company	From	To	Total Length (m)	Holes
NALCO	12/12/1955	26/02/1956	1,224	9
Bison Petroleum & Minerals Ltd.	6/09/1969	11/10/1969	832	6
Hudsons Bay Oil & Gas C L	10/08/1980	18/09/1980	392	7
Noranda Expl C L	11/12/1987	8/11/1990	1,132	13
Manor Resources Inc.	29/06/1991	1/07/1991	204	3
Gander River Minerals	19/01/1993	14/02/1994	1,357	13
United Carina Resources	22/10/1999	4/03/2000	3,649	38
Altius Resources Inc.	16/10/2002	11/11/2002	1,007	11
Rubicon Minerals Corporation	1/01/2003	15/03/2005	7,756	57
Candente Resources Corp	14/02/2003	6/10/2004	1,430	9
VVC Exploration	14/02/2004	16/02/2004	276	3
Crosshair Exploration & Mining	1/01/2005	26/05/2005	1,261	11
Paragon Minerals Corp	14/01/2005	3/07/2008	5,914	35
Soldi Ventures	16/11/2011	8/02/2012	2,766	23
Total			29,200	238

In 2020, NFGC contracted a surveyor to verify locations of historical collars. A total of 65 collars were located and verified, while 60 collar locations were not found. Collars that were not found may be subject to considerable error, especially where only historical records are available. A total of 43 holes were re-surveyed due to significant discrepancies between original and recorded collar locations. An overview of historical collar locations is provided in Figure 6.1. A full list of collar details is provided in Appendix B, Table B.1.

No information is currently available on sample preparation methods by companies operating before the year 2000. Samples collected since 2000 were mostly analyzed by fire assay with AAS finish at Eastern Analytical Laboratories, Springdale, NL. Multielement geochemistry results were collected for selected samples but the employed method is unknown.

No information is currently available on sample preparation methods by companies operating before the year 2000. More recent drilling programs were conducted with data quality management systems in place and reference material and blanks were included in the sample stream. However, results of check samples are not available and the QP cannot determine the accuracy or certainty of the historical assay results.

The QP considers the analytical results from historical drilling campaigns to be adequate for the data quality objective of target generation, but not for estimation of mineral resources. Geological data from these holes should be relogged and twin-holes should be drilled to verify accuracy of assay results.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

615000E
630000E
645000E
660000E
675000E
5445000N
5430000N
5415000N
5400000N
5385000N
5370000N
N
Queensway Collars
Altius Resources Inc.
Beaver Brook Antimony Mines Inc.
Bison Petroleum & Minerals Ltd.
Candente Resources Corp
Crosshair Exploration & Mining
Falconbridge Ltd
Gander River Minerals
Hudsons Bay Oil & Gas C L
Manor Resources Inc.
NALCO
Noranda Expl C L
Paragon Minerals Corp
Richmont Mines Inc.
Rubicon Minerals Corporation
Soldi Ventures
United Carina Resources
VVC Exploration
19 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
rsc
0
10
20 km

Figure 6.1: Overview of historical collar locations.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

6.2.6.1	Historical Drilling Procedures

Limited detail is available about drilling procedures used at the Project since 1988. The results of the historical drilling were recorded in hand by written logs, which were scanned, and copies retained by NFGC. More recent drilling records were recorded into digital software which was verified and retained by NFGC.

The drilling results were all recorded on standard handwritten drill logs which were later scanned and compiled with assay results or recorded in digital software which were compiled with assay results. The drill logs contain specific information pertaining to:

•	Hole number;

•	local x, y coordinates;

•	elevation;

•	claim location;

•	hole orientation;

•	the date drilling started;

•	the date drilling completed;

•	the total depth;

•	the logged by field; and

•	the summary of results.

Each interval is also described (as available) by:

•	from-to data;

•	the interval length;

•	geochemistry, including Au and Cu;

•	alteration;

•	mineralization;

•	structure; and

•	geology and comments.

Typical comments in the available logs relate to rock types, color, recovery, and drilling conditions. The drilling methods used by the past operators of the property were typical of the time the exploration was started in 1989.

6.2.6.2	Results

Historical drilling revealed multiple areas of significant Au anomalism within a proximity to the known major geological structures (AFZ, JBPFZ) in the area. The depth of mineralization generally ranges from 0–200 m below surface. The historical drilling indicates that quartz veins occur in a variety of orientations. Continuity between showings has in some cases been established for up to 700 m for the H-Pond showing; however, in many cases, significant gaps in drilling do not allow for continuity to be established.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

A non-exhaustive overview of significant findings in the historical drilling is presented below. A full overview of significant intercepts of historical drilling is presented in Appendix C.

6.2.6.2.1	Noranda Exploration

Noranda Exploration drilled 13 holes for a total of 1,132 m along the AFZ. Significant Au mineralization was intercepted at Knob including:

•	6.45 m @ 35 g/t Au from 35.85 m (including 0.58 m @ 373.34 g/t Au from 40 m) in GLN-90-11.

6.2.6.2.2	Gander River Minerals

Gander River Minerals drilled 13 holes for 1,357 m at the Knob prospect between 1993 and 1994. Significant intercepts include:

•	6.1 m @ 14.0 g/t from 35.08 m (including 0.76 m @ 102.2 g/t from 39.04 m) in GLN-93-17; and
•	4.88 m @ 9.77 g/t from 42.09 m (including 1.83 m @ 24.38 g/t from 45.14 m) in GLN-93-17.

6.2.6.2.3	United Carina Resources

United Carina Resources drilled 38 holes for a total of 3,649 m along the AFZ between 1999 and 2000, targeting the Keats, Lotto, Dome and Knob prospects. Results include:

•	3.38 m @ 95.88 g/t from 16.0 m (including 2.22 m @ 145.13 g/t from 16.0 m) in LG99-01 at Dome; and
•	2.31 m @ 75.64 g/t from 20.4 m (including 0.6 m @ 324.74 g/t Au from 20.4 m) in LG99-03 at Dome.

6.2.6.2.4	Rubicon Minerals

Rubicon Minerals Corporation drilled 57 holes for 7,756 m along the Appleton and JBP Fault Zone between 2003 and 2005, targeting the H-Pond, Linear, Trimble, Golden Bullet and Bowater prospects. Significant Au was intersected at H-Pond including:

•	0.33 m @ 31.74 g/t from 87.0 m in HP-05-11.

6.2.6.2.5	Paragon Minerals

Paragon Minerals Corporation drilled 35 holes for 5,914 m along the Appleton and JBP fault zones between 2005 and 2008.

Significant Au was intersected at Keats, H-Pond and Pocket Pond including:

•	2.42 m @ 27.66 g/t from 79.2 m (including 0.26 m @ 255.0 g/t from 83.4) in HP-08-48.

6.2.6.2.6	Soldi Ventures

Soldi Ventures drilled 23 holes for 2,766 m at Knob between 2011 and 2012. Significant intercepts include:

•	5.55 m @ 13.99 g/t Au from 36.15 m (including 0.85 m @ 84.41 g/t Au from 39.7 m) in SV-12-04; and
•	2.15 m @ 23.73 g/t Au from 39.2 m (including 0.7 m @ 62.99 g/t Au from 39.6 m ) in SV-11-06.

6.3	Historical Mineral Resource and Reserve Estimates

No known Mineral Resources or Reserves that are reported under an acceptable reporting code (e.g. NI 43-101, JORC, SAMREC) exist within the Project.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

6.4	Historical Production

There has been no historical mineral production from this project reported.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

7	Geologic Setting and Mineralization

7.1	Regional Geology

The island of Newfoundland is the northeastern portion of the Appalachian-Caledonian orogen in North America. It is divided into four major tectonostratigraphic zones: Humber, Dunnage, Gander and Avalon (Figure 7.1; Pollock et al. (2007)). These zones are the product of peri-Laurentia and peri-Gondwana micro-continental during the opening of the Iapetus and Rheic oceans, and subsequent collision with oceanic terranes during ocean closure and terrane accretion in the early to mid-Paleozoic (Van Staal, 2007).

The western half of the Dunnage Zone (Notre Dame Subzone) represents a peri-Laurentia continental arc complex (Van Staal, 2007). On the eastern side of the Dunnage Zone, where the Queensway property is located, the Exploits Subzone represents the metasedimentary and meta-igneous remnants of a peri-Gondwanan arc/back-arc complex (Colman-Sadd et al., 1992; Jenner and Swinden, 1993). Cambrian-Silurian supracrustal rocks are intruded by Silurian–Devonian granites (Williams et al., 1993; Colman-Sadd et al., 1990). The Exploits Subzone is delineated by the Red Indian line to the west and the Gander River Ultramafic Complex (GRUC; historically named the GRUB line) to the east (Figure 7.1). Rocks of the GRUC are Upper Cambrian in age (Dunning and Krogh, 1985; Jenner and Swinden, 1993) and represent relics of an ophiolitic complex thrusted upon Middle Cambrian to Lower Ordovician arenites and shales of the Gander Zone (e.g. Currie, 1992), which were deposited on the leading edge of the Gondwanan margin (Van Staal, 1994). The GRUC line is a continental suture, traceable through Newfoundland and into the United Kingdom.

The tectonic evolution of Newfoundland started in the Late Cambrian to Late Ordovician (500–450 Ma) with the Taconic Orogeny, followed by the Penobscot Orogeny (Van Staal et al., 2007). The Taconic Orogeny occurred along the Laurentia margin with the collision of the Notre Dame arc and continental crust of the Humber Zone (Colman-Sadd et al., 1990); while the Penobscot Orogeny occurred along the Gondwana continent margin. The Penobscot Orogeny involved the obduction of ophiolitic complexes onto the Gondwana margin (e.g. the GRUC; Jenner and Swinden, 1993). The predominantly Silurian Salinic Orogeny consisted of the closure and partial subduction of basin-hosted rocks of the Exploits subzone, as Laurentia and Ganderia converged (Dunning et al., 1990; Van Staal, 2007). Ganderia was a passive margin, separated from Gondwana by narrow stretches of ocean and the Neoproterozoic arc complex of Avalonia. Avalonia collided with Laurentia during the Acadian Orogeny (450–400 Ma). The final stage of the tectonic evolution of Newfoundland involved the continental docking of the Meguma Zone (Nova Scotia) during the Neoacadian Orogeny, from the Middle Devonian to Early Carboniferous (Van Staal, 2007).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 7.1: Image of major suture zones in Newfoundland. Source: modified from Pollock et al (2007).

7.2	Property Geology

The Queensway Project is located within the Exploits Subzone of the Dunnage Zone (Figure 7.2) and lies to the west of the GRUC fault, which is the boundary of the Dunnage and Gander zones. The project area is mostly composed of Cambrian to Silurian metasedimentary rocks of the Davidsville Group (Williams et al., 1993; Colman-Sadd et al., 1990; Valverde- Vaquero et al., 2006; Van Staal, 2007; O’Reilly et al., 2010). The Davidsville Group is divided into the Outflow Formation and the Hunt’s Cove Formation. Queensway South also includes the boundary between the Davidsville and Indian Island groups. The Indian Island Group is predominantly composed of Silurian-age siliciclastic rocks, intruded by the Mount Peyton Intrusive Suite (MPIS, Figure 7.2).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

620000E
630000E
640000E
650000E
660000E
670000E
680000E
5450000N
5440000N
5430000N
5420000N
5410000N
5400000N
5390000N
5380000N
5370000N
5360000N
HUMBER ZONE
GANDER ZONE
AVALON ZONE
DUNNAGE ZONE
kilometres
EXPLOITS SUBZONE
Dog Bay Line (DBL)
Gander River Ultramafic Complex (GRUC)
Appleton
Gander
Mount Peyton Intrusive Suite
Gander Group
Davidsville Group
Queensway Regional Geology
Silurian and Devonian
Gabbro and diorite intrusions
Granitoid intrusions (Pre- to syntectonic)
Shallow marine to non-marine siliclastic sedimentary rocks
Cambrian and Ordovician
Quartzite, psammite, semipelite and pelite
Marine siliclastic sedimentary rocks
Cambrian and Middle Ordovician
Submarine volcanic rocks
Main Fault Zones
Queensway Project Outline
0
10
20 km
20 May 21
CRS: NAD83 / UTM zone 21
Data Source: Colman-Sadd et al. (2000)
rsc

Figure 7.2: Geological context of the Queensway Project Geological map from Colman-Sadd et al., 1990. A) Location of the major terranes of Newfoundland. B) Regional geological context.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

7.2.1	Local Lithology

The local lithologies are predominantly Early–Middle Paleozoic sedimentary rocks (Figure 7.3 and Figure 7.4). A brief description of the important geological units is given below, from east to west.

7.2.1.1	Gander River Ultramafic Complex

The GRUC extends to the east of the Queensway Project. It consists of discontinuous slivers of an ophiolitic sequence, obducted above the Gander Zone by major thrust faulting of the Penobscot Orogeny. These small mafic-ultramafic bodies predominantly comprise pyroxenite, serpentinite, gabbro, talc, tremolite zones, mafic flows and related volcaniclastics (Snow, 1988).

7.2.1.2	Davidsville Group

The Davidsville Group occupies most of the surface area of the Queensway Project (Figure 7.3). It is bounded to the west by the Indian Islands Group and to the east by the Gander River Complex. It is divided into two main formations: the lower Hunt’s Cove Formation and the upper Outflow Formation (O’Driscoll, 2007). A third formation, that stratigraphically underlies the Hunt’s Cove Formation, has been defined as the Barry’s Pond Formation or Weir’s Pond Formation (O’Neill and Blackwood, 1989; Currie, 1995; O’Driscoll, 2007).

The stratigraphy of the Davidsville Group youngs towards the northwest. The Outflow Formation overlies the Hunt’s Cove Formation, which unconformably overlies ophiolitic sequences of the GRUC. The Barry’s Pond Formation occurs sporadically between the Hunt’s Cove Formation and the GRUC. It has an assemblage of fossiliferous limestone, graphitic shale, sandstone, and conglomerate, structurally imbricated with the GRUC (O’Neill and Blackwood, 1989). The Hunt’s Cove Formation transitions from a basal, thickly bedded, pebble-to-cobble conglomerate to fine-to-coarse-grained sandstone, locally interbedded with grey to black siltstone and slate (O’Driscoll, 2007). The Hunt’s Cove Formation directly contacts the overlying Outflow Formation (O’Neill and Blackwood, 1989). The Outflow Formation comprises a thick shale package and minor units of greywacke, sandstone, argillite, graptolitic slate, and conglomerate, interpreted as distal turbidite sequences deposited in an arc/back-arc setting (O’Reilly et al., 2010).

7.2.1.3	Indian Islands Group

The Indian Islands Group is located east of the MPIS and west of the Davidsville Group (Figure 7.3). It is composed of variably calcareous to siliciclastic siltstone, shale, and sandstone, with rare beds of massive limestone (Williams et al., 1993). Fossil fauna, including brachiopods, corals and mollusca, suggest a late Silurian to early Devonian deposition age (Sandeman et al., 2018; and references therein). The Indian Islands Group is possibly equivalent to the Ten Mile Lake Formation further northeast (O’Driscoll, 2007; Sandeman et al., 2018; and references therein).

7.2.1.4	Mount Peyton Intrusive Suite

The MPIS is located along the western boundary of the Queensway Project (Figure 7.3). It consists of fine-grained, equigranular gabbro and medium-grained, equigranular, biotite-hornblende granite, with minor diorite (O’Driscoll, 2007). Relative and absolute geochronological constraints suggest a post-kinematic, Silurian emplacement age of 431–417 Ma (O’Reilly et al., 2010; and references therein). The eastern margin of the MPIS is fault-bounded against the Indian Islands Group along the Dog Bay Line (Sandeman et al., 2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

7.2.1.5	Quaternary

Glacial till is present throughout the property area and is noticeably thicker (up to ~10 m thickness) to the south.

7.2.2	Alteration

Hydrothermal alteration is visually subtle around the Au-bearing veins. Local, weak discoloration of the rock is observed and is spatially limited to ~2-10 m adjacent to the quartz-carbonate veins. Petrographic investigation shows that the alteration mineralogy of the main siltstone host unit consists of abundant muscovite (Figure 7.5 A) and lesser albite, chlorite, and quartz. The alteration mineralogy associated with Au-bearing veins indicates the presence of carbonate minerals (mostly dolomite and ankerite), Au, pyrite, arsenopyrite and boulangerite (Figure 7.5 B, C, D).

Observations from hyperspectral core logging corroborates the petrographic investigation and shows a consistent alteration halo around the Keats and Lotto zones in which alteration ranges from Fe-Mg-bearing chlorite in distal zones, to Fe-bearing chlorite at an intermediate distance and muscovite-bearing zones proximal to the mineralized zone (Figure 7.5 E). Spectral analysis also indicates an overall compositional change in white mica species from a distal phengitic mica signature to Al- rich muscovite proximal to the core of the mineralized zone.

7.2.3	Structure

Structural field mapping by GoldSpot of the Queensway North area (Section 9.8) indicates rocks have a penetrative, sub-vertical, NE-striking fabric (S0 and S1, Figure 7.6), interpreted to be the product of NW-SE shortening (D1). This interpretation is consistent with interpretations of Sandeman et al. (2018) for the area around the Beaver Brook Mine, west of Queensway South. At outcrop scale, open-to-isoclinal folds (F1) occur at centimeter- to decimeter-scale and show a dominant shallow plunge to the northeast, with a minor portion plunging to the southwest (Figure 7.6A). The doubly plunging nature of these folds is inferred to be the product of a second phase of deformation (D2, F2), associated with north–northeast shortening, consistent with interpretations of Sandeman et al. (2018) for the Beaver Brook Mine area.

Locally, ENE-striking dextral shear zones and lesser SE-striking sinistral shear zones offset the S0 and S1 fabric and S1- parallel mineralized veins. These shear zones are interpreted to represent late-stage D1 deformation (Figure 7.6B; GoldSpot, 2018). The largest of these shear zones, on the north shore of Gander Lake, west of the Gander River, is 10–20 m wide and crosscuts the S0 and S1 fabric.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

656500E
663000E
N
5434000N
5427500N
5421000N
798
1744
Glass Pond
H Pond
Trench 26
Powerline
Lotto
Appleton
Little Zone
Road
Hornet
Dome
Golden Joint
Pocket Pond
Cokes
Keats
Bowater
TCH
Bullet
The Knob
Letha
Grouse
Logan
Lachlan
Gold Showings
Fault Zones
Queensway Project Outline
Queensway North Lithologies
Black shale
Conglomerate
Mafic rock
Mudstone
Mudstone green
Mudstone purple
Mudstone pyritic
Mudstone-Siltstone
Sandstone
Siltstone
0
1
2 km
05 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC; GoldSpot (2018)
rsc

Figure 7.3: Queensway North geology showing mapped stratigraphic units. Location of major Au occurrences marked by yellow stars.

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Figure 7.4: Queensway (Queensway North) property geology (GoldSpot, 2018).

Figure 7.5: Cross-sections of core from hole NFGC-19-01 within the mineralized zone. A) cross-polarized light image showing abundance of muscovite adjacent to quartz-carbonate vein; B) reflected light image of the section shown in A) reveals the presence of pyrite and arsenopyrite surrounding quartz-carbonate veins; C) SEM image showing Au particles next to arsenopyrite grain within a phyllosilicate-bearing matrix; D) photograph of core sample showing abundant of arsenopyrite around a Au-bearing vein; E) schematic illustration of alteration zoning around the mineralized zone. Asp = arsenopyrite, Py = pyrite, Phen = Phengite, Musc = Muscovite, Chl = Chlorite.

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At outcrop scale, evidence for D2 deformation and shortening along the NE-SW axis is observed as kink banding, disturbing the S0 and S1 fabric (Figure 7.6C, GoldSpot, 2018).

Field mapping also revealed distinct styles of quartz-carbonate veins (Fig. 7.7) showing both bedding concordant and discordant relationships. Most of the fold and fault structures observed in the field are of meter- to decimeter-scale.

To date, the lithological homogeneity of rocks over the Queensway Project has hindered the identification and delineation of distinct marker-horizons (e.g. conglomeratic units) to allow for a better understanding of structural-stratigraphic relationships at the project scale. A graphitic shale was intersected to the west of the Appleton Fault Zone in hole NFGC-21-92 and may be a suitable marker bed. NFGC is currently trialing the collection of whole rock geochemical data using portable XRF (pXRF) to obtain geochemical concentration data for the elements Si, Zr and Rb that are useful to distinguish metasedimentary units, and which are not presently analyzed at the laboratory by ICP-AES. Contingent on results, NFGC will investigate application of advanced analytical techniques and machine learning to better constrain lithological variations and identify marker horizons. Continuity of the graphitic unit is also being investigated.

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Figure 7.6: Stereographic plot and schematic representation of structural data of Queensway North; A) S0 stratigraphic surface and F1 fold axis plunges; B) Main and secondary D1 structures; C) D2 structures. Source: GoldSpot (2018).

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Figure 7.7: Measurements of quartz veins and associated hydrothermal alteration from field mapping within the Keats and Dome areas. A) Stereographic projection of fault-fill and extensional veins. B, C and D show field examples of bedding parallel and crosscutting quartz-carbonate veins across NFGC property. Source: GoldSpot (2018).

7.3	Mineralization

Mineralization typically occurs as coarse, free Au in brecciated, massive-vuggy, laminated and high-density stockwork quartz-carbonate veins (Figure 7.8). Arsenopyrite is commonly observed with Au, whereas fibrous boulangerite is less commonly observed and is associated with very high-grade mineralization. Fine- to coarse-grained disseminated pyrite occurs throughout the host rock sequence. High-grade mineralization typically occurs in deformation zones with high-density quartz veining and has not been observed outside of the main vein arrays.

There are over 100 Au showings on and around the Queensway Project (Figure 7.9). The most notable mineralized zones in the property are the AFZ, which includes the Keats, Lotto, Dome, TCH, Golden Joint, Little, Knob, Letha, Grouse, Road, Bullet, Trench 26, Cokes, Powerline and Bowater showings, and the JBPFZ, which includes the H-Pond, Pocket Pond, Glass, 1744, 798, Logan and Lachlan showings (Figure 7.10).

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Figure 7.8: Typical Au-bearing quartz vein styles observed at the Queensway Project. A) brecciated quartz veining; B) massive, vuggy quartz vein with visible Au; C) laminated quartz veining with visible Au; D) high-density stockwork veining with visible Au. Core photos from the Keats and Lotto prospects. Red circles indicate the location of visible Au.

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Figure 7.9: Queensway Project Au showings.

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Figure 7.10: Locations of Prospects along the AFZ and JBPFZ.

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7.3.1	Appleton Fault Zone

The AFZ is a set of NNE-striking faults and vein arrays that can be traced over ~eight km on the western side of Queensway North. The AFZ has not been identified in outcrop, but it can be identified in satellite images as a clear NNE-striking linear depression, filled with glacial till and overlain by creeks and ponds. In drill core, the AFZ is recognized as a 100–200 m wide zone of intensely fault-brecciated sedimentary rock and fault gouge, often filled with large volumes of quartz and iron carbonate. Gold mineralization is spatially associated with the main fault lineament and thirteen Au showings occur within hundreds of meters of the lineament. The structural relationship between the Au occurrences and structures varies from prospect to prospect indicating an along-strike structural complexity of the AFZ and its adjacent subsidiary faults.

Gold showings occurring along the AFZ include Keats, Lotto, Dome, TCH, Golden Joint, Little, Knob, Letha, Grouse, Road, Bullet, Trench 26, Cokes, Powerline and Bowater (Figure 7.10). A description of these prospects is given below.

7.3.1.1	Bowater Prospect

The Bowater prospect (DME File No. 2D/15/Au003) consists of narrow (up to 10 cm wide), extensional and minor shear controlled, milky-white, quartz-pyrite veins and quartz breccia. The quartz is developed in a 12-m-thick quartz-feldspar-rich greywacke of the Outflow Formation, that is weakly sericite/carbonate-altered. Two main vein orientations are noted: N to NE-striking, bedding-parallel veins and E-striking bedding-perpendicular veins (Woldeabzghi, 1988).

Gold mineralization is associated with dark grey to white, brecciated quartz veins, and Au values are directly related to pyrite concentrations. A southeast plunging, open F2 fold is thought to have played a role in localizing Au. Graphitic shale forms the footwall to the greywacke and contains up to 20% non-auriferous pyrite.

7.3.1.2	Bullet Prospect

The Bullet prospect (DME File No. 2D/15/Au002) is hosted by weakly graphitic, greyish-green shales and siltstone of the Hunts Cove Formation. Gold mineralization comprises a narrow set of quartz-carbonate veins developed in a NE-striking, steeply S-dipping, dextral shear zone (Evans, 1991). The shear zone has a maximum width of 50 cm and an exposed strike length of 24 m. To the southwest, the quartz veins are offset ~1 m by and folded into a sinistral shear zone, suggesting synkinetic vein formation. Quartz veins are typically over 15 cm wide, with milky-white quartz, disseminated pyrite, arsenopyrite and boulangerite. The Au occurs as specks and clusters of free Au.

7.3.1.3	Cokes Prospect

The Cokes prospect is an 8–10 m wide, iron carbonate altered zone of quartz veining located near the contact between a thin (3–4 m) sheared greywacke bed and grey shales. The prospect contains boudinaged, narrow quartz veins with pyrite, arsenopyrite and minor bladed stibnite(?) identified in one vein. Trenching exposed iron carbonate altered greywacke (to the west), in contact with unaltered, contorted grey shales. 2021 exploration drilling (Holes NFGC-21-146, NFGC-21-166, NFGC-21-162, NFGC-21-157, NFGC-21-154) revealed the presence of both disseminated sulfide minerals and vein-hosted style of mineralization. Optical televiewer (OTV) and acoustic televiewer (ATV) data indicates a consistent SE-dipping bedding. Drill hole NFGC-21-157 revealed a pervasive >10 m-wide, near-surface fault zone hosting quartz veins as well as an extensive >40 m-wide shear zone domain hosting two white-mica altered quartz vein zones adjacent to coarse-grained intervals.

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7.3.1.4	Dome Prospect

The Dome prospect is located just to the northeast of North Herman’s Pond. It is a sigmoidal-shaped, quartz ‘blowout’ with associated narrow (<1 m wide), brecciated quartz veins and iron carbonate carrying abundant visible Au. Mineralization appears to be controlled by a dilational structure caused by shearing oblique to the AFZ trend, or possibly a crosscutting kink or fold. Host units are dark grey to black mudstones to graphitic shales. Pyrite and arsenopyrite are present but are not always associated with higher Au values. Trenching located additional sub-parallel veins with visible Au in fractures and healed vein margins, in association with green to brown sericite. 2019—2021 drilling (12 drill holes) indicates a NNE mineralization trend controlled by an >3 m-wide massive quartz vein showing fine-grained gold particles and minor sulfide content. The mineralization trend is bounded to the NW by a continuous coarse-grained unit which, in turn, occurs in close proximity to a major deformation corridor interpreted as the Appleton Fault Zone.

7.3.1.5	Grouse Prospect

The Grouse prospect (DME File No. 2D/15/Au017) is a zone of quartz veins with anomalous Au values that reaches almost 30 m true thickness and contains individual veins that are up to 6 m wide. The mineralized quartz veins are hosted by a massive greywacke unit with ~25 m-wide alteration zones. The most prominent quartz vein is E-striking and dips to the north by 50–60°. Pyrite and arsenopyrite are mostly confined to the margins of the veins, while sphalerite, chalcopyrite, galena, and boulangerite are present within the veins. Historical drilling tested the mineralized zone over 25 m strike length and to 70 m down dip, but the true width of mineralization remains undetermined.

7.3.1.6	Keats Prospect

The Keats prospect is located ~1 km to the south of the Dome prospect, east of South Herman’s Pond. It consists of a complex, multi-generation quartz vein system associated with variable iron carbonate and sericite alteration. The Keats prospect is hosted in steeply west-dipping, mudstones and greywackes and is affected by numerous brittle faults and high- strain domains. Results from 2019—2021 drilling indicate that high-grade Au mineralization is primarily associated with bedding-discordant brittle veins within the NNE-striking Keats Baseline Fault (Figure 7.11), with lesser high-grade intercepts occurring in the footwall. The Keats Baseline Fault is interpreted to be a secondary fault to the AFZ.

Gold occurs as free coarse Au in brecciated, massive, vuggy, and laminated quartz-carbonate veins (Figure 7.8). Arsenopyrite is typically observed with Au, whereas fibrous boulangerite is less abundant and is associated with very high-grade Au mineralization. Fine- to coarse-grained disseminated pyrite occurs throughout the host rock sequence. High-grade mineralization typically occurs in deformation zones with dense quartz veining.

Structural data from downhole televiewer logging records a steep, bedding parallel vein set, a sub-horizontal, weakly E-dipping vein set, and a possible set of veins dipping ~45° to the south (Figure 7.12). The structural, textural, and mineralogical characteristics of the different sets will be targeted for investigation in 2021.

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Drilling in 2020–2021 has confirmed the presence of near-surface high-grade Au mineralization, continuous for 250 m along strike (055) and ~425 m down plunge. The mineralized zone dips ~65° to the southeast with an estimated true width of mineralization of 85–95% of encountered intercepts and remains open along strike and at depth.

Figure 7.11: Cartoon interpretation of mineralization at Keats illustrating the high-grade core within the Keats Fault Zone. Source: RSC, 2021.

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Figure 7.12: Stereonet of vein structures for the Keats Zone, interpreted from televiewer logging.

7.3.1.7	Knob Prospect

The Knob prospect (DME File No. 2D/15/Au004) consists of mesothermal, auriferous quartz veins hosted in a variably deformed, NE-striking shale and greywacke unit of the Outflow Formation (Collins, 1991; Evans, 1993). The host units have a northeast strike, dip steeply to the northwest and are overturned (Squires, 2005), forming the structural footwall to the mineralized package. Faulting appears to have offset the mineralized veins.

Two types of quartz veins are noted: 1) pyrite-arsenopyrite-rich veins with low Au values; and 2) milky-white massive and smaller, sheeted quartz veins, that contain coarse free Au and minor pyrite, chalcopyrite and boulangerite (Collins, 1991). Both vein types are shear-controlled and are hosted by structures that crosscut the host rock at high angles. The veins are typically <50 cm wide and exhibit pinch and swell textures. Extensional veins (tension-gash) are developed in the greywacke and are adjacent to the main shear zones.

Wall rock alteration around the milky-white veins consists of silicification, disseminated pyrite and arsenopyrite, rusty weathering, and intensely deformed zones. Free Au occurs in the quartz veins and is associated with adjacent, carbonate- altered and arsenopyrite-bearing, sedimentary units. Veins occur in all host rock units but are best developed in the greywackes, possibly due to their higher competency (Squires, 2005).

The 2021 drilling at the Knob prospect identified a series of distinct conglomeratic intervals interbedded with greywackes, shales and siltstones often in close proximity to irregular and massive quartz veins.

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7.3.1.8	Letha Prospect

The Letha prospect, (DME File No. 2D/15/Au016) centers on a WNW-striking, narrow quartz vein system. The vein system is dominantly hosted by greywacke but there is extensive thickening (a blow-out) where the vein passes from shale into massive greywacke. The plunge of the quartz ‘blowout’ (340°/-70°) is defined by the intersection of the N-dipping vein and NW-dipping greywacke-shale contact. Coarse visible Au is noted in the ‘blowout’ and shale-hosted veins.

7.3.1.9	Little Prospect

The Little prospect consists of a strongly deformed/foliated black shale unit cut by occasionally brecciated quartz veins. An alteration zone in grey-green shales (≤5 m) with boudinaged quartz veins carrying pyrite, arsenopyrite, and possible stibnite and cinnabar, is associated with crosscutting shears. (Van Egmond et al., 2004). Black shales, west of the shear zone, are offset by the shear and contain mineralized and Fe carbonate altered quartz veins. Non-mineralized black shales lie to the west of the trench (Van Egmond et al., 2004).

A total of six drill holes (NFGC-20-11, NFGC-20-12, NFGC-20-13, NFGC-20-14, NFGC-20-15, NFGC-20-16) were drilled at this prospect to date and these holes revealed the presence of a distinct graphitic unit bounded by brittle faults hosting discrete stockwork style of quartz veins.

7.3.1.10	Lotto Prospect

The Lotto prospect is located ~150–200 m along strike to the north from the Dome prospect. Three trenches have exposed strong iron carbonate alteration associated with quartz veins and visible Au, hosted by dark-grey to black mudstones and graphitic shales. Quartz veins are steep and strike north, crosscutting the steeply W-dipping stratigraphy at low angles.

Gold occurs as free coarse Au in brecciated, massive, vuggy and laminated quartz-carbonate veins (Figure 7.8). Arsenopyrite is commonly observed with Au, whereas fibrous boulangerite is less commonly observed. The latter is associated with very high-grade mineralization. Fine- to coarse-grained disseminated pyrite occurs throughout the host rock sequence. High-grade mineralization typically occurs in deformation zones with dense quartz veining and has not been observed outside of the main vein arrays. Visible Au has been observed in two trenches, in association with strong iron carbonate alteration and brecciated quartz veins.

2020—2021 drilling demonstrates that high-grade mineralization extends to 130 m below surface and remains open at depth. Mineralization is interpreted to occur along a N-striking, steeply (75°) E-dipping structure. This structure is interpreted as part of a network of N-striking vein sets that is interpreted to be secondary to the Lotto Baseline Fault.

7.3.1.11	Powerline Prospect

The powerline prospect consists of iron carbonate alteration zones up to 5 m wide, with narrow quartz veins. Quartz veins are in shales and conglomeratic greywacke with acicular arsenopyrite observed in the iron carbonate altered conglomeratic greywacke. To the north, the zone appears to be offset to the east along the crosscutting Herman’s Pond fault structure.

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7.3.1.12	Road Prospect

The Road prospect is located ~200–300 m east of the AFZ structure and southeast of the Dome showing. The prospect is oriented at a 30° angle to the AFZ, striking ~165°. Mineralization consists of a sheared and folded zone of iron carbonate alteration (up to 3 m wide) and boudinaged quartz veins that trend north along the shear. The main, shallow dipping (40°) quartz vein is up to 0.7 m wide, with an average width of ~0.3 m, and contains visible Au. Gold mineralization is associated with arsenopyrite, minor pyrite and green and brown sericite, similar to the Dome prospect.

Two holes were drilled in 2020 (NFGC-20-71 and NFGC-20-76) and these holes revealed two near-surface (~25 m and ~50 m deep) high-grade ore zones defined by massive and brecciated quartz veins hosting visible gold. The gold-bearing quartz veins predominantly occur orthogonally to the bedding planes indicating a dip towards the southwest. OTV data indicates a similar vein orientation.

7.3.1.13	Trench 26 Prospect

Candente Resources’ Trench #26 identified a strong Au and As soil anomaly ~250 m to the west of the AFZ, immediately to the west of the access road and ~200 m along strike of the Powerline showing. The mineralization is hosted in black to graphitic shales with green shales and greywackes, and is the northernmost mineralization identified on the west side of the AFZ.

7.3.1.14	TCH

The TCH prospect is located ~700 m south of the Keats prospect adjacent to the Trans-Canada Highway. 2021 drilling (NFGC-21-138 and NFGC-21-144) indicates characteristics similar to the Keats prospect where NFGC-21-144 intercepted gold-bearing massive vuggy quartz veins and NFGC-21-138 revealed extensive (>10 m wide) gouge-rich fault zones.

7.3.1.15	Golden Joint

The Golden Joint prospect is located approximately 1 km north of the Keats zone and approximately 850 m south of the Lotto zone. Massive vuggy quartz veins host numerous gold grains which resemble the quartz vein system at the Lotto prospect. At the Golden Joint, the AFZ is remarkably wide (>50 m), hosting extensive intermediate dikes as part of an extensive deformation corridor which also contains gold-bearing veins.

7.3.2	Joe Batts Pond Deformation Zone

The JBPDZ is a 500–1,000 m-wide linear belt of high strain ductile- to brittle-deformed mudstone, containing numerous quartz and iron carbonate veins, some of which can be traced for hundreds of meters. Gold mineralization has been identified along seven kilometers of this corridor to date. Exploration along the JBPDZ has primarily focused on surface trenching and diamond drilling to define the mineralized zones. Key prospects along this trend are H-Pond (Including the Pocket Pond, 1744 and 798 zones), Glass, Logan and Lachlan (Figure 7.10).

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7.3.2.1	H-Pond, Pocket Pond and 798 Prospects

The H-Pond Prospect is located along the trace of the H-Pond brook, directly underlying the H-Pond brook quartz boulder train, and comprises three subzones: H-Pond, Glass and 1744. The H-Pond mineralized quartz veins strike is implied over a length of 800 m and to a depth of 250 m. The mineralization generally occurs in zones of steep (~70°), northwest-dipping and northeast-striking quartz veins. The Pocket Pond and 798 are prospects situated along the JBPFZ, approximately 3 km south and 2 km north of the H-pond prospect respectively. Given the general similarities between the three H-pond subzones and the Pocket Pond and 798 prospects, a general description is provided below.

The quartz veins are hosted by folded and variably altered, fine to very fine-grained mudstone/shale, with slightly grittier siltstone sections. Light-green-colored siltstone horizons represent a unique lithology in the area not observed in any of the prospects along the AFZ. The quartz-veined zones contain ~25% quartz vein material and are on average ~5 m wide, but range from 1–24 m in width. The veins consist of partly vuggy quartz-iron carbonate and contain visible Au. Approximately 50% of the vein zones contain individual veins >20 cm thick, while 7% of the zones have veins >1 m thick. Zones containing thicker veins typically host higher Au grades, especially when proximal to the contact between light green and dark colored siltstones. The veins and host-rock in the area are intensely folded, adding complexity to the overall vein orientation.

Accompanying the veins are finely disseminated pyrite, coarse granular pyrite and arsenopyrite (up to 3 cm), which often propagate along bedding planes (Figure 7.13). The sulfides are locally zoned, showing pyrite overgrowths around the cores of arsenopyrite. In many places, the porphyroblasts have quartz-filled pressure fringes. Some of the finer pyrite appears to replace the iron carbonate granules. Sulfide contents reach a maximum of 15–20% proximal to the veins, though the sulfide content is rarely >1–2%, including the veins themselves. Accessory minerals in the veins include iron carbonate, chlorite, sericite, dickite, talc, gypsum, yellow to purple-grey sphalerite, chalcopyrite, galena, boulangerite, and locally, visible Au. Visible Au was mainly observed near vein margins or in the immediately adjacent wall rock. The iron carbonate usually occurs along the vein margins as lathy crystals up to 2 cm in length.

Most of the quartz veins are enveloped in a 50–75 m-wide, steeply northwest-dipping zone of strong sericite-iron carbonate alteration, often expressed as pervasive mm-sized spot texture. On the western (hanging wall) side, sericite alteration is more intense, and the rock has been bleached to a creamy yellow color. Some of the iron carbonate granules are locally rimmed or completely replaced by chlorite. Alteration patterns at the Glass showing are of cryptic alteration haloes with iron carbonate extending for tens of centimeters and lesser amounts of sericite along the vein margins.

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Figure 7.13: Sulfide mineralization at H-Pond and 1744. A) sulfide mineralization in NFGC-19-05, from 231.6 m, 10.8 g/t Au; B) sulfide mineralization in NFGC-19-09, from 165.7 m, 15.5 g/t Au. Source: NFGC (2020).

7.3.2.2	Lachlan/Logan Prospect

The Lachlan and Logan prospects were discovered in 2000 and 2017, respectively, and likely represent the same mineralized zone as they are separated by tens of meters. The Lachlan/Logan prospects represent the southernmost Au showing along the JBPDZ, occurring south of the Trans-Canadian Highway. Mineralization extends over ~175 m along strike. The bedrock comprises variably iron carbonate altered siltstones and shales that are cut by a number of north-striking and steeply-dipping quartz veins (1–20 cm). Locally, visible Au has been noted along with significant concentrations of near massive arsenopyrite (clots to 15 cm).

7.3.3	Queensway South

The Queensway South claims are less explored than the northern portion of the Queensway Project, owing partly to greater glacial cover and distance from major population centres. However, a number of Au discoveries have been made through prospecting, soil and till sampling, and surface trenching. Notable Au prospects in this area include the Greenwood Pond, Hornet, North Pauls Pond, Aztec, Goose, Road Gabbro and LBNL showings (Figure 7.10).

7.3.3.1	Greenwood Pond Prospect and Hornet Showings

The seven Greenwood Pond showings (DME File No. 2D/11/Au012 to Au018) and the Hornet showing (DME File No. 2D/11/Au008) consist of altered gabbro with disseminated pyrite and typically <5% arsenopyrite.

The Hornet showing consists of small, 1–2 cm, quartz-pyrite stringers with vuggy quartz veins in a silicified, fractured and brecciated felsic unit. No drilling results are reported for either the Greenwood Pond or Hornet showings.

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7.3.3.2	North Pauls Pond Prospect

The North Paul’s Pond prospect (DME File No. 2D/11/Au020) consists of quartz veins up to 1 m wide exposed in trenches. Quartz veins contain 10–20% patchy to semi-massive arsenopyrite and are hosted by strongly foliated, and tightly folded, fine-grained Davidsville Group siltstones. The highest-grade mineralization is associated with a combined IP/chargeability anomaly and a cluster of angular, Au-bearing quartz vein floats.

7.3.3.3	Aztec Prospect

The Aztec prospect (DME File No. 2D/11/Au006) and A-Zone Extension prospects (DME File No. 2D/11/Au007) contain epithermal-style quartz veins and alteration associated with the fault contact between the Davidsville Group and Indian Islands Group. Mineralization consists of low-grade Au values which have been trenched and tested with six diamond drill holes and have been traced along strike for ~330 m. The Aztec prospect alteration is believed to have developed in the structural footwall of a fault zone and is comprised of silicified, pyritic conglomerate or breccia. Tallman (1989) suggests these features could have developed adjacent to an epithermal style silica sinter. Gold mineralization typically carries <1 ppm Au and is associated with the conglomerate. The ‘hydrothermal breccias’ exposed on the surface exhibit multiple phases of brecciation and pervasive silicification, with concentric chalcedony rinds, over a thickness of ~10 m. Below the hydrothermal breccia, and structurally beneath the possible sinter, is an ~70-m-thick zone of variably developed argillic alteration in fine-grained siltstone/sandstone. The alteration intensity appears to decrease away from the structural contact. The alteration zone has a strike length of 330 m, and a width of 100 m with a shallow dip to the northwest (Tallman, 1989).

Historical drilling tested the mineralized zone but further drilling would be required to determine the true width of mineralization.

The A-Zone Extension runs parallel to the Aztec prospect (500 m to the east). The prospect comprises a ~30-m-thick, pervasively chloritized and locally potassic-altered, greywacke unit in siltstone that is cut by extensional quartz-carbonate veins carrying arsenopyrite/pyrite. The mineralized zone has a strike length of ~250 m (Tallman, 1989). No drilling is reported to have tested this zone.

7.3.3.4	Goose Prospect

The Goose Prospect (DME File No. 2D/11/Au011) was discovered by Noranda during follow-up of grab sample values of up to 42.1 ppm Au. It is hosted by weakly deformed massive sandstone, limonitic sandstone and chloritic siltstone of the Davidsville Group. Patchy silicification of the host rock is associated with 1–2 cm milky white quartz veins and veinlets. The mineralization consists of fine to coarse patches of arsenopyrite, pyrite and pyrrhotite in quartz veins and as disseminations (up to 10%) in the wall rock. Mineralization is regular along strike (055) and dips moderately to the northwest, varying from 2–10 m thick (average 3 m) over a strike length of 180 m, and remains open along strike and at depth. It was tested over a 100-m strike length by seven trenches, four diamond drill holes (291.1 m) in 1988, and four diamond drill holes (572 m) in 2004, locating narrow high-grade intervals (including 15.68 g/t Au over 0.8 m (PP-04-01)). Further drilling would be required to determine the true width of mineralization.

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7.3.3.5	Road Gabbro Showing

The Road Gabbro Showing (DME File No. 2D/11/Au009) is hosted by the Botwood Group, close to the Davidsville Group contact. The outcrop consists of gabbro crosscut by quartz veins that carry pyrite and minor visible Au that intrude siltstones and shales of the Botwood Group. The region has undergone chloritization and silicification. There has been no reported drilling at this showing to date and it remains largely untested.

7.3.3.6	LBNL Showing

The LBNL Showing (DME File No. 2D/11/Au010) consists of narrow quartz-arsenopyrite veins in a silicified granitic intrusive and was initially detected by an anomalous soil sample. Arsenopyrite forms coarse patches in the veins and sometimes mantles the vein margins. Trenches reveal part of the LBNL Showing has undergone chloritization and sericitization. Float near the showing consists of angular, sericite-altered greywacke that is pyrite and arsenopyrite bearing (Tallman, 1989). No drilling is reported for this showing.

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8	Deposit Type

This section describes the mineral deposit types being explored for and the geological model or concepts being applied in the exploration.

8.1	Orogenic Gold Deposits

Orogenic Au deposits form in metamorphic rocks of the mid-to-shallow crust of compressional settings, where Au-bearing fluids (derived from dehydrated metamorphosed rocks) migrate upwards from depth via structural conduits and precipitate Au (often within quartz veins) following cooling and decompression (e.g. Fyfe and Henley, 1973; Gaboury, 2019). The term orogenic Au was introduced by Bohlke (1982) but popularized by Groves (1993).

The crustal continuum model (Figure 8.1) argues that orogenic Au mineralization occurs at pressures and temperatures covering a wide range of depths, from the sub-greenschist to granulite facies (Groves, 1993; Groves et al., 1998, 2003). More recent literature (e.g. Phillips & Powell 2009, 2010), has suggested that orogenic Au deposits have a more restricted range of depth and temperature — mostly greenschist facies conditions. Notwithstanding the controversy of their formation, a large number of Au deposits that range in nature from replacement-style (Vielreicher et al., 1994; Gazley et al., 2017), quartz-vein hosted (e.g. Robert & Brown, 1986) and those demonstrably associated with intrusions (e.g. Salier et al., 2004), are classed as orogenic Au deposits. This results in a plethora of different characteristics associated with orogenic Au deposits (e.g. Gaboury, 2019).

Figure 8.1: Model for orogenic Au deposits over distinct crustal depths (Goldfarb & Groves, 2015).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

8.2	Geological and Genetic Model

Gold mineralization in central Newfoundland is thought to be associated with the ~408 Ma regional D2 deformation event of the Acadian Orogeny (450–400 Ma) (Sandeman et al., 2018; Honsberger et al., 2020). This event overprints an initial regional D1 event that is associated with a pervasive NE-striking fabric and doubly plunging folds (northeast and southwest).

At the Queensway Project, D1 deformation resulted in tight-to-isoclinal folds with NNE-striking S0 and S1 fabrics. This event was followed by the development of NW and SE-dipping splay faults along the main NE-striking regional structures (D2). Figure 8.2 presents a schematic representation of these events. Crosscutting relationships of auriferous veins and D1 folds suggests Au mineralization postdates the D1 regional event and, in accordance with Sandeman (2018), likely pertains to a D2 regional deformation event.

NFGC interprets the geological model for mineralization in Northwest Newfoundland to be analogous to the Victorian Goldfields with striking similarities between the drill core from the Queensway Project and Fosterville Mine, Australia (Figure 8.3).

Figure 8.2: Structural evolution of the Davidsville Group as part of the Exploits Subzone in the Queensway Project. Modified from Willman (2007) using the central Bendigo district, Victoria, Australia, as a potential analogue (GoldSpot, 2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 8.3: Comparison of core from hole NFGC-19-01 with core from the Eagle Zone, Fosterville Mine. A) comparison of intense quartz stockwork with relict black shale fragments from each deposit; B) Comparison of quartz veining displaying relict banding; C) comparison of grey and white quartz vein material with numerous small specks of native Au; D) comparison of vein quartz displaying numerous vugs lined with quartz crystals. Source: Quinton Hennigh (2020).

The strong Au-Sb metal association and the brittle nature of the Au-bearing quartz veins at the Queensway Project relates to an epizonal, sedimentary-hosted orogenic Au system (Figure 8.1). The geological setting and style of Au mineralization are like other Au occurrences such as the Meguma Supergroup, in Nova Scotia, Canada (Kontak et al., 1990, Ryan and Smith, 1998) and the Castlemaine-Bendigo region, in Victoria, Australia (Willman, 2007; Thomas et al., 2011). The metamorphic breakdown of pyrite, releasing sulfur and trace metals (including Au) is a possible mechanism for generating fluid-mobile Au and sulfur, like is observed in the Otago Schist, New Zealand (Pitcairn et al., 2006). Mudstone horizons with disseminated pyrite in the Hunt’s Cove and Outflow formations, containing pyrite nodules up to 10 cm in size, offer a potential sulfur and Au source for mineralization of the Queensway Project.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

8.3	Application of Exploration Concepts

NFGC has tailored its exploration approach to orogenic-style quartz-vein-hosted Au mineralization. This includes geochemical and heavy mineral analysis of till samples, grab sampling, trenching and drill testing. Regional exploration is driven by locations of regional-scale and secondary fault-structures, as defined by geophysical interpretation. Drill orientations are designed to suit the geometry of mineralization based on surface and drilling data. The QP (Mr Sterk) considers this approach to be appropriate for deposits of this style.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9	Exploration

9.1	Summary

In 2016, NFGC exploration for Au mineralization on the Queensway Project was limited to a till sampling programme (Section 9.2).

In 2017, NFGC exploration included regional and detailed prospecting (Section 9.3), geological mapping, trenching (Section 9.4), a structural study (Section 9.5) of the trenched areas, a drone survey and an airborne geophysical survey (Section 9.6), and drilling (Section 10).

In 2018, exploration included additional interpretation of geophysical data (Section 9.6), a detailed structural geological survey (Section 9.8), a significant regional till sampling program (Section 9.9), soil surveys (Section 9.11), regional prospecting (Section 9.12) and surface trenching (Section 9.13). In late 2018 and early 2019, a culvert was replaced, and roads were upgraded between North and South Herman’s Pond to allow access for the diamond drilling program.

In 2020 NFGC started a till sampling programme (Section 9.14), a prospecting programme (Section 9.15) and a trenching programme (Section 9.16). These programmes remain ongoing at the time of writing this report. Up to 27 May, 986 till samples and 1,456 prospecting/grab samples (outcrop and float) were collected over the project area and a total of 16 trenches were completed.

A HeliFALCON survey was conducted in March 2020 and 3-D inversion of the survey data was completed in February 2021.

9.2	2016 Till Survey: JBPFZ

From November 3–8 2016 NFGC contracted Overburden Drilling Management Limited (ODM) to undertake sampling of glacial till deposited by northward flowing ice. A total of 59 samples of oxidized, C-horizon till were collected from hand-dug shovel pits on a portion of the property that overlies the auriferous JBPFZ Trend. The objective of the program was to detect and delineate Au-grain dispersal trains emanating from undiscovered quartz veins of potential significance.

The following excerpt is from the report published by Holmes and Michaud (2017) of ODM:

The Au grain content of the till is effectively anomalous over the entire 1.5 km x 5 km survey area (Figure 9.1) and the Au background could not be established. The counts ranged from 19–1,744 grains and averaged 127 grains per sample. Forty-nine samples (83%) yielded Au counts >40 grains including 24 samples (41%) with >100 grains and three samples with >300 grains. Approximately 70% of all Au grains are pristine to partly modified indicating that most of the Au has been transported <1 km; thus, is derived from multiple sources. A larger number of pristine and modified grains were recovered from the up-ice end [northeast] of the sampling area. The increase in reshaped morphologies down-ice indicates that the Au sources are concentrated toward the up-ice end of the survey area.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

The overall anomaly was evidently produced by: (1) a plethora of small, auriferous quartz veins (i.e. Bendigo-type veins) that were sufficiently exposed during glaciation to contribute a significant amount of Au to the till; and (2) the mineralized trend being parallel to the N020° ice-flow direction.

663,000 mE
664,000 mE
665,000 mE
666,000 mE
667,000 mE
5,433,000 mN
5,432,000 mN
5,431,000 mN
5,430,000 mN
5,429,000 mN
5,428,000 mN
024244M
023860M
023881M
798 Boulder
024136M
006821M
Davidsville Group
023864M
023862M
023863M
HP-07-37
023874M
024031M
023720M
H-Pond
024266M
Ice flow
024026M
023721M
023861M
Pocket Pond
Joe Batts Pond
023866M
024140M
LEGEND
2016 till sample No. JBPT-16-001 with 83 gold grains
2007 diamond drill hole No. HP-07-37
Gold prospect
Mineral licence No. 023721M
Number of Gold Grains
19 to 40
41 to 300
301 to 1000
1001 to 1744
UTM NAD83 Zone 21
0
500
1000
metres
Scale: 1:25,000

Figure 9.1: Queensway North, JBPFZ, 2016 till sample locations and Au grain count values. Source: ODM (2017).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.3	2017 Prospecting

Regional prospecting consisted of outcrop/float sampling throughout the Queensway South (Figure 9.2) and Twin Ponds (Figure 9.3) portions of the property following existing forest access roads and foot traverses, in August–November 2017. A total of 193 rock samples were collected, including 158 from the Queensway South area (93 outcrop, 65 float), and 35 from the Twin Ponds property (30 outcrop, five float). The results, locations, and descriptions of selected rock samples are presented in Figure 9.2 to Figure 9.4.

Geological evaluations of the Queensway North and Queensway South areas were also carried out including assessment the JBPFZ and AFZ trends and a helicopter tour of prospecting showings discovered during the regional prospecting. A four-day structural and trenching study was carried out in November 2017 over the AFZ and JBPFZ trends.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

620000E
630000E
640000E
650000E
660000E
5420000N
5410000N
5400000N
5390000N
5380000N
5370000N
5360000N
33844: 0.150 ppm Au
33843: 0.127 ppm Au
33841: 0.212 ppm Au
33839: 0.219 ppm Au
33840: 0.209 ppm Au
37111: 1.99 ppm Au
33825: 0.163 ppm Au
33829: 0.132 ppm Au
33827: 0.685 ppm Au
33828: 0.106 ppm Au
33530: 0.284 ppm Au
33529: 0.143 ppm Au
37114: 1.22 ppm Au
37113: 5.31 ppm Au
33537: 0.231 ppm Au
33540: 2.54 ppm Au
33539: 15 ppm Au
37116: 0.135 ppm Au
Queensway Grabs 2017
<0.1 ppm Au
>0.1 ppm Au
Queensway Project Outline
License Boundaries
Roads
0
5
10 km
20 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2018)
rsc

Figure 9.2: Queensway South, 2017 select grab sample locations and highlighted areas.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

650000E
655000E
5445000N
5440000N
5435000N
N
36007: 0.556 ppm Au
36006: 0.233 ppm Au
Queensway Grabs 2017
<0.1 ppm Au
>0.1 ppm Au
Queensway Property Outline
License Boundaries
Roads
0
1
2 km
21 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2018)
rsc

Figure 9.3: Twin Ponds Area, select grab sample locations.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

658000E
665000E
672000E
N
5439000N
5432000N
5425000N
Appleton
Queensway Grabs 2017
<1 g/t Au
>1 g/t Au
Queensway Property Outline
License Boundaries
Trans Canada Highway
Roads
0
2
4 km
19 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2018)
rsc

Figure 9.4: JBPFZ/AFZ Area, 2017 grab sample locations.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

660000E
664000E
5432000N
5428000N
5424000N
N
37553: 14.53 g/t Au
37605: 27.9 g/t Au
37052: 83.37 g/t Au
37003: 23.05 g/t Au
37662: 38.66 g/t Au
37046: 12.43 g/t Au
37688: 11.43 g/t Au
37703: 66.55 g/t Au
37704: 19.07 g/t Au
Queensway Grabs 2017
<1 g/t Au
>1 g/t Au
>10 g/t Au
Queensway Property Outline
License Boundaries
Trans Canada Highway
Roads
0
1
2 km
21 May 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2018)

Figure 9.5: JBPFZ Area, 2017 grab sample locations and selected highlights.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.4	2017 Trenching: Joe Batts Pond Fault Zone (JBPFZ)

Trenching carried out in November–December 2017 focused on Au targets generated by the 2016 prospecting and till sampling surveys along the JBPFZ. The initial permitted program proposed ninety-four trenches of ~25 m length crossing the northeast-southwest regional trend. Ultimately, 24 trenches were dug, including 14 sites that encountered bedrock (Table 9.1). Many of the proposed sites encountered overburden deeper than the excavator arm could reach (~6 m) and were reclaimed and abandoned. All except six trenches were reclaimed after examination and sampling; four with shallow overburden were contoured and left open for future review and two others were left open, fenced, with warning signs erected, and permission from the DNR to allow for further mapping and sampling in the spring. A total of 122 channel samples and 40 grab samples were taken from the five trenched areas — QP trench (19 samples), 798 trench (29 samples), Glass trench (23 samples), JBT trench (two samples), and Logan trench (89 samples). The location and assay results of selected samples are presented in Figure 9.6 and Figure 9.7.

Table 9.1: JBPFZ Area, 2017 trench locations.

Area	Trench	Start Easting	Start Northing	End Easting	End Northing	Depth	Bedrock
Qtz Pond	QP T1	665882	5430552	665910	5430548	>6	no
	QP T2	665909	5430590	665929	5430576	5-6	yes
	QP T3	665968	5430625	665920	5430657	2-4	yes
	QP T4	665926	5430733	665940	5430733	>6	no
	QP T5	665993	5430873	666032	5430842	>6	no
	QP T6	665388	5430501	665395	5430482	>6	no
798	798 T1	665859	5432124	665870	5432070	2-4	yes
	798 T 2	665820	5432016	665843	5432005	2-4	yes
	798 T 3	665806	5432022	665880	5432072	2-4	yes
	798 T4	665861	5432129	665882	5432119	2-4	yes
H-Pond	HP T1	665087	5430827	665089	5430848	>6	no
	HP T2	665094	5430813	665144	5430737	>6	no
	HP T3	665072	5430799	665085	5430787	>6	no
	HP T4	665275	5430822	665272	5430272	>6	no
	HP T5	664040	5430688	665028	5430728	>6	no
Glass	GS T1	664741	5430353	664775	5430318	5-6	yes
	GS T2	664810	5430342	center of trench		1	yes
Logan	LT1	661487	5424852	661481	5424782	1-3	yes
	LT2	661350	5424650	center of trench		1-3	yes
	LT3	661551	5425052	661580	5425037	2-4	yes
Joe Batts	JBT T1	664089	5429113	center of trench		1-3	yes
Trend	JBT T2	664083	5429100	center of trench		3-6	yes
	JBT T3	664082	5429064	center of trench		3-6	yes
	JBT T4	664090	5429152	center of trench		>6	no

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

0.191 g/t Au over 1m.
0.350 g/t Au grab.
798 Zone Trench 1
0.081 g/t Au over 0.5m
Quartz Pond Trench 2
5.67 g/t Au over 3m
11.14 g/t Au over 1m
4.73 g/t Au over 2.8m
4.67 g/t Au over 2m
Glass Pond Trench 1
H-Pond Trend
Quartz Pond Trend
Quartz Pond
H-Pond
H-Pond Brook
Joe Batts Brook
223 ppb Au Grab Sample
No Channel Samples Taken.
Left Open for 2018 Season
JBT Trench Area
Meters
NEWFOUND GOLD CORP
Gander Gold Project
Joe Batts Pond North - 2017 Trenches
Date: March 20, 2018

Figure 9.6: JBPFZ — 2017 trenched locations and select assay results. Source: NFGC, 2018.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

661300
661350
661400
661450
661500
661550
661600
661650
661700
5425000
5424950
5424900
5424850
5424800
5424750
5424700
5424650
5424600
5424550
5424500
N
2
LT-1
4.41 g/t Au over 1.5m
5.73 g/t Au over 1.0m
5.03 g/t Au over 0.5m
4.27 g/t Au grab
0.86 g/t Au grab
Logan T2 and T3
Remain Open for Review
No Samples Taken
0 25 50 100
Meters
NEWFOUND
GOLD CORP
Gander Gold Project
Logan Trench Area
Datum: UTM NAD27
Date: March 30, 2018
Drawn: M.B. Regular, P.Geo

Figure 9.7: JBPFZ — 2017 Logan trench location and select assay results. Source: NFGC, 2018.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.5	2017 Structural Geology Assessment

The structural geology of the Queensway Project was evaluated by William Oswald of GoldSpot Discoveries, a PhD student from Institut National de la Recherche Scientifique in Quebec City, in November 2017. He spent four days working on the Queensway Project, visiting the 798, Glass and Logan trenches along with a NFGC prospector. This work was hindered by water filling the trenches and cold weather and although the trenches were pumped out, some water/ice remained in the 798 and Glass trenches when the structural geological review was carried out.

Lithological and structural data were collected from outcrops and trenches (dug and backfilled). Most outcrops are grey, bedded to laminated siltstone to mudstone with local gabbroic sills present in the stratigraphy. The main fabric (Sn+1) measured over the Queensway Project is oriented NE-SW and steeply dipping, which is consistent with the regional context. This fabric is likely associated with tight folds; however, no fold hinge zones were clearly identified. Scattered outcrops in the vicinity of Gander suggest such folds are open near Gander and become tighter toward the property area, where major fault zones are suspected.

Gold mineralization is documented in association with quartz veins. The veins are present as a set of fault-fill veins sub-parallel to the main fabric and a second set of extension veins at a high angle. All veins are affected by folds and boudinaged, suggesting emplacement during the main deformation event. Fault-fill veins are oriented northeast and dip 60–80° to the northwest or southeast. Folds of these veins tend to plunge shallowly to the southwest (25°). Measured extension veins are striking south-southeast, dipping 50° to the northeast.

9.6	2017 Airborne Survey: CGG Canada Services Ltd.

In May–June 2017, an airborne geophysical survey (HELITEM35c, magnetics and digital terrain model) was carried out by CGG Airborne over the Queensway Project for Palisade Resources Inc. (now NFGC). Line spacing was 200 m in an E-W direction with control lines (tie-lines) spaced 2 km in a N-S direction, at a terrain clearance of 70 m. Total coverage amounted to 5,227-line km.

Data were acquired using a HELITEM35c electromagnetic system, supplemented by a high-sensitivity cesium magnetometer. The data were processed to produce images that display the magnetic and conductive properties of the survey area. A GPS electronic navigation system was used for positioning of the geophysical data. The HELITEM35c comprises a MULTIPULSE system configuration transmitting in two pulses – the half sine pulse and the square pulse with the square pulse gates providing information from the near surface and the half sine providing information at depth. The report by CGG Canada (CGG Canada Services, 2017) describes the logistics, data acquisition, processing, and presentation of results of the survey.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.8: Queensway Project residual magnetic intensity (RMI). Source: MacInnis & Azad (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.9: Queensway Project dB/dt Z component half-sine channel 9.Source: MacInnis & Azad (2018).

9.7	2018 Interpretation of Airborne Geophysical Data

A preliminary interpretation of the 2017 HELITEM35c geophysical survey and historical geophysical data for the Queensway Project area was completed by consulting geophysicist Brenda Sharp (GoldSpot) and a more detailed interpretation was carried out in 2018. Geophysical interpretations of the Queensway North, Queensway South and Twin Ponds areas are summarized below.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.7.1	Queensway North

Most of these magnetic survey data (Figure 9.8), especially in the northern regions, show a quiet magnetic background consistent with the mapped siliciclastic marine sediments of the Davidsville Group, and NNE to SSE-striking narrow magnetic features attributed to low-angle mafic dykes intruding the Davidsville Group. The GRUC (A on Figure 9.8) is obvious along the northeastern edge of the geophysical survey as a strong magnetic signature with associated EM zones/lineaments. Later, SE-striking dykes occur in the Davidsville Group close to the GRUC.

The magnetic data were upward continued to identify areas of low magnetic intensity, possibly associated with Au mineralization, which is not easily identified in a magnetically quiet environment. Figure 9.10 presents the vertical derivative of the 150 m upward continued Residual Magnetic Intensity (RMI). It identifies several NNE-striking areas of slightly lower magnetic intensity, including the Lotto, Letha, Grouse, H-Pond and Pocket Pond showings, and other areas between the AFZ and JPBDZ not yet explored.

Given the mostly low amplitude response of the magnetic data, structural features have been defined using upward continued magnetic grids, offsets and truncations in dykes and the EM data. The major structural directions determined from the geophysical data are south–southeast, northeast (dextral), southeast and north. The magnetic response from culture (a powerline) along the Trans-Canada Highway is clearly identified crosscutting the survey.

Like the magnetic data, the EM response is relatively weak (Figure 9.9), with a fabric striking 030. The weakly-elevated background EM response is attributed to slightly more conductive material in low-lying areas. In a west–east direction, the units are more resistive closer to the AFZ and with an “abrupt” change in elevation (from 100–70 m) closer to the JBPFZ, where the EM data are slightly more conductive. Variations in the EM data may also indicate changes in lithology.

Stronger conductive responses are noted immediately to the west of the AFZ (A Figure 9.9) and associated with the GRUC (B Figure 9.9). The EM data also identified numerous lineaments, with several associated with mineralized areas. The lineaments have an unusual signature, possibly an IP response, which may be due to clays, graphitic argillite or alteration (Hodges and Smith, 1997). In the interpretation of the EM data, no differentiation has been made between conductive anomalies and potential airborne IP effect zones since along their length, these features can change geometry, appearing as either a conductive or airborne IP anomaly. Where strong and/or isolated IP effects exist, they have been labelled separately in the interpretation layers.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.10: Queensway North Area, first vertical derivative of the upward continued RMI. Source: MacInnis & Azad (2018).

9.7.2	Queensway South

The magnetic fabric is more pronounced in the Gander South area and increases to the south. On the western geophysical survey boundary (southern part of licenses 24560M, 24562M, 24559M), a mafic unit is attributed to the MPIS (C Figure 9.8), and on the eastern survey boundary (eastern edge of licenses 24566M, 24567M), the increased magnetic response may be part of the GRUC (D Figure 9.8).

An extensive gabbroic unit (E in Figure 9.8), striking northeast located in the south-central part of the survey and hosts the Greenwood Pond showings. The gabbro may be folded and sheared along the fold axis with a northeast strike. This unit is extremely disrupted and crosscut by multiple (proposed) structures. Most of the showings occur in areas of reduced magnetic intensity, likely reflecting structures or alteration zones.

Extensive weak-to-moderate magnetic zones striking 034 in the south and 024 in the north occur in the south-central area of the survey (F in Figure 9.8) and near the eastern survey boundary (G in Figure 9.8). The eastern magnetic zone, which approximately correlates with the mapped contact between the Outflow Formation and Hunts Cove Formation of the Davidsville Group, comprises several narrow, close-spaced magnetic lineaments coincident with formational EM conductors (E in Figure 9.9). The central zone is weaker than the eastern zone and is adjacent to a formational conductive zone.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Along the western survey boundary, between the MPIS mafic units and the gabbroic unit, is a non-magnetic unit that corresponds to a weak–moderate conductive zone, which may be part of the Indian Islands Group or Ordovician black shale (I in Figure 9.8 and F in Figure 9.9).

The previously mapped Bear Pond Gabbro lies in a magnetically quiet area, with the response more consistent with that of a sedimentary unit.

The Queensway South area is structurally complex with major structures following the geologic fabric, striking 025–040, and other structures striking subparallel to the Gander River at 060 showing dextral offset, and 095–125, also with dextral offsets, occurring throughout the area. Less commonly, structures striking ~170–180 are identified. Figure 9.12 and Figure 9.13 show the magnetic and EM interpretations respectively, along with the major structures (regional and more local scale) defined from a combination of both the magnetic and EM parameters.

The combination of the magnetic and EM data produces a slightly different geologic scenario, especially in the southern Queensway South area. The (proposed) gabbroic unit lies along the mapped contact between Indian Islands Group and Davidsville Group, and the contact seems to lie closer to the western survey boundary than previously mapped. Likewise, if the extensive eastern magnetic/conductive zone marks the transition between the Outflow Formation and the Hunts Cove Formation, then the contact is ~2 km further to the west in the northern part of the Queensway South area than what was previously mapped.

9.7.3	Twin Ponds

Unlike the Queensway North area, the magnetic data over the Twin Ponds properties (B in Figure 9.8) show an elevated magnetic background. The mapped geology suggests that the major lithologies are the Ten Mile Lake Formation (TMLF), the Duder Group mélange/Badger Group and MPIS mafic intrusives. These contacts are clearly identifiable in the magnetic data. In addition, a strongly magnetic unit (Figure 9.11) striking northeast/north–northeast, adjacent to the Reach Fault may be an extension of a mapped mafic unit located to the northeast along the boundary of the claims.

The EM data (Figure 9.9) over most of the area is quite resistive, showing little response in the TMLF, except for a strong airborne IP response in Twin Pond itself, which is likely due to a buildup of clay/lake bottom sediments. A weak conductive zone is noted at the contact between the Duder Group and TMLF. To the north of a proposed southeast structure, which extends through Twin Pond, the zone is more conductive. Several major structural directions are defined, north–northeast (Reach Fault direction), northeast and southeast. However, there is no obvious correlation between the magnetic signatures and the locations of Au showings in the area.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.11: 2003 and 2017 magnetic data over Twin Pond area. Source: MacInnis & Azad (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
Davidsville Group?
gabbro - increasing magnetic intensity
ultramafic rocks - increasing magnetic intensity
Indian Islands Group?
undefined felsics?
Mt Peyton felsic intrusive or Botwood Group?
weakly to strongly magnetic material associated with graphitic formational conductors
Duder Group?
Ten Mile Lake Formation?
weakly magnetic unit
Regional structures
Local structures (probable)
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 9.12: Queensway South, magnetic Interpretation of local and regional scale structures. Source: MacInnis & Azad (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
EM lineaments - possible
EM lineaments - probable
EM dipping lineaments
EM single point anomalies
probable
possible
EM anomalous zone
EM airborne IP effect
single point anomaly
zone
lineament
EM contact
EM lithologic unit
Local structures (probable)
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 9.13: Queensway South Area, EM interpretation. Source: MacInnis & Azad (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.7.4	Exploration Targets Generated by Geophysical Data Interpretation

9.7.4.1	Queensway North - Appleton Fault Zone

Determining an indicative signature from either magnetic or EM data over the AFZ showings is difficult due to the proximity of the Trans-Canada Highway and associated powerlines. However, potential “anomalies” are identified near the showings, with all showings occurring close to a contact identified from the EM data and reflected in the topography. The mapped geology suggests a contact striking ~010° between the Outflow Formation and Hunts Cove Formation of the Davidsville Group, and magnetic lineaments support this orientation although the EM data suggest the contact may be closer to northeast (035), similar to most other contacts in the AFZ/JBPFZ area. From north to south, drill hole LG99-22 by Herman’s Brook seems to correspond with this contact and the Lotto prospect also is close to Herman’s Brook and the contact with both in magnetic lows. A strong airborne IP effect (7.10A in Figure 9.14) is present ~700 m to the northwest of LG99-22. The Dome showing, like the Lotto showing, lies along the contact and corresponds with a weak airborne IP effect. The Road showing does not give any anomalous values; however, between 1.1–1.3 km (7.11B in Figure 9.14) to the west of the Road showing, near drill hole LG03-02, the EM shows an airborne IP effect and a contact defined from the EM only. To the northwest of the Baseline/Keats showing there is a dramatic change in the Outflow Formation/Hunts Cove Formation contact from flat lying (to the north) to shallow dipping to the east. The contact lies on the western side of South Herman’s Pond, and there is a corresponding weak airborne IP response (7.11C in Figure 9.14).

To the south of the Trans-Canada Highway, the Bowater showing lies along strike of a weak, N-striking, magnetic low (7.11D in Figure 9.14) in mapped Outflow Formation. The EM data indicate nothing of significance associated with the showing; however, a strong airborne IP lies ~750 m to the east (7.11E in Figure 9.14). Strong magnetic lows are noted between the Knob/Bullet and Baseline/Keats showings on opposite sides of the Trans-Canada Highway, (Figure 9.14); however, these are likely due to roads or powerlines.

A 400-m magnetic low that has not been explored extends south from Letha/Grouse (Figure 9.14). The zones further to the east also warrant further investigation. Comparison of the vertical derivative of the upward continued RMI with the EM contacts (Figure 9.14) indicates that the EM contacts are likely structural.

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Figure 9.14: AFZ Area, vertical derivative of magnetic data upward continued to 150 m, EM contacts shown as thick grey lines. Source: MacInnis & Azad (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

5392000
5384000
5376000
N
7.10B
7.10A
-50
-100
-130
-140
-150
-160
-180
-210
-230
-260
-280
-320
-350
-420
RMI - upward continued by 300 m
nT
616000
624000
632000
640000
648000
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 9.15: Queensway South Area, RMI upward continued to 300 m - showing region of slightly lower magnetic intensity. Source: MacInnis & Azad (2018).

9.7.4.2	Queensway North - JBPFZ

A geophysical low in the EM signature is noted in the vicinity of the JBPFZ showings (profiles Figure 9.16), and similar features are noted near the known showings. Although there are a few, well-defined, conductors, most EM anomalous features appear as IP effects because of faults, clays, alteration, graphitic material or mineralization.

Three resistive, sub-parallel, zones of interest (Figure 9.17), including the JBPFZ, were investigated during structural geology fieldwork in September 2018. All three areas showed alteration on the northern Gander River shore on these resistive zones. None showed major displacement.

The JBPFZ showings correlate with EM lineaments and lower magnetic zones, and tentatively with IP chargeability zones of variable strength (Figure 9.18). The zones may in part be due to graphitic content in the rocks which is also chargeable.

The chargeability (Figure 9.18) shows stronger zones to the west, closer to the AFZ. This is likely due to the more resistive EM background, resulting in a stronger chargeability response. These areas warrant further investigation. A third, large scale, structural element, parallel to the AFZ and JBPFZ is noted along the GRUC. (Figure 9.12). Anomalous Au values in rock samples are noted adjacent to this structure in the Millers Brook area.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.16: JBPFZ Area, EM profiles over H-Pond and Pocket Pond prospects. Source: MacInnis & Azad (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

8000
4000
0
(meters)
NAD27 / UTM zone 21N
0.130
0.044
0.021
0.010
0.004
-0.000
-0.004
-0.008
-0.014
-0.024
-0.039
-0.070
-0.229
Calculated Vertical Gradient of the RMI
upward continued by 150 m
nT
Lotto Zone
Dome
Road Showing
Baseline Showing
Keats Showing
Bowater
Bullet
The Knob
Letha
Grouse
The Outflow
H Pond
Rocket Pond
Twin Ponds No 4
Little Harbour No 1

8000
4000
0
(meters)
NAD27 / UTM zone 21N
0.48
0.44
0.41
0.37
0.34
0.30
0.27
0.23
0.20
0.17
0.13
0.10
0.06
Conductivity Depth Slice
350 m below surface
mS/m
Lotto Zone
Dome
Road Showing
Bowater
Bullet
The Knob
Letha
Grouse
The Outflow
H Pond
Rocket Pond
Rat Pond
Twin Ponds No 3
Twin Ponds No 2
Twin Ponds No 4
Twin Ponds No 1
Little Harbour No 1

Figure 9.17: Queensway North Area, the first vertical derivative of the upward continued RMI showing possible alteration zones (top image), and conductivity slice at 350 m below surface (lower image) - three dotted lines project potential parallel alteration zones along the JBPFZ. Source: MacInnis & Azad (2018).

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Figure 9.18: Chargeability map of the Queensway North Area. Green dotted lines show three potential alteration zones along the JBPFZ. Source: MacInnis & Azad (2018).

9.7.4.3	Queensway South - Greenwood Pond Area

The structures in the area (Figure 9.19) are complex but the dominant direction appears to be consistent with the geologic fabric, with most showings lying along regional northeast structures with potentially sinistral offset. Aztec, A-Zone and LBNL appear to lie along an east–northeast regional structure. A second subparallel structure, ~2 km to the south, extends through the Jumbo Brook area, close to anomalous Au-in-till areas and significant Au in soil values.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

The North Paul’s Pond showing lies adjacent to an extensive formational conductor, likely graphitic argillite, in a weakly magnetic zone. Goose and LBNL lie adjacent to the formational conductor and a separate, weak, short strike length, near-vertical, conductor seems to correlate with the Goose showing (7.16A Figure 9.20) which carries arsenopyrite and may explain the conductor. Several shorter strike length conductors (7.16B Figure 9.20) lie on strike with Goose and LBNL to the southwest, parallel with the extensive formational conductive zone. Given their proximity and similarity to the Goose showing these short strike length conductors warrant further investigation. Only one showing (7.16C Figure 9.20) lies adjacent to the gabbroic unit. Several other conductors on the eastern side of the formational conductor (7.16D Figure 9.20) also warrant further investigation.

Two km to the southeast of the Goose showing, an area of significant historical Au in soil samples lies at the junction of east–northeast, northeast and west–southwest structures, an example of how a conductor can change geometry from a regular conductor to the south of a northeast structure (7.17A in Figure 9.21) to an IP anomaly to the north of the structure (7.17B in Figure 9.21), with the strongest IP response correlating with the anomalous soil samples.

Anomalous Au-in-till samples in the magnetically low area in Figure 9.15 correspond with lower EM background values and a ‘gap’ in the formational conductor (Figure 9.9) with significant IP responses. This may represent alteration/mineralization and warrants further investigation.

Figure 9.19: Queensway South Area, upward continued magnetics with anomalous Au till samples > 5 ppb, major and local structures. Source: MacInnis & Azad (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

8000
4000
0
NAD27 / UTM zone 21N
EM lineaments - possible
EM lineaments - probable
EM dipping lineaments
EM single point anomalies
probable
possible
EM anomalous zone
EM airborne IP effect
single point anomaly
zone
lineament
EM contact
EM lithologic unit
Regional structures
Local structures (probable)
N
337.89
117.14
64.37
35.47
20.90
13.16
8.70
5.57
3.24
1.55
0.22
-1.12
-3.48
dB/dt Z component
North Paul's Pond
Road Gabbro
LBNL
7.16D
Goose
7.16A
A-Zone Extension
7.16B
7.16C
Greenwood Pond #1
7.16B
7.16D

Figure 9.20: Queensway South Area, Greenwood Pond showings, Au anomalous till samples >5 ppb Au. Source: MacInnis & Azad (2018).

Figure 9.21: Queensway South Area, EM Data, structures and anomalous till samples >5 ppb Au overlain on historical soil sample results. Source: MacInnis & Azad (2018).

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9.7.4.4	Magnetic Target Areas

Figure 9.22 shows the areas of magnetic lows. These have been defined from the upward continued data and include localized areas of lower magnetic signal, lowered values adjacent to the gabbro and BIF, or lowered magnetic areas within the gabbro or BIF zones. Although many areas have been defined, the most prospective will likely be located at or near the regional structures. Most of the prospective areas lie in an around the gabbro, with some of the areas in the Appleton/JBP. The remainder lie along the Indian Islands/Davidsville group contact and the BIF/graphitic zone in the east.

9.7.4.5	EM Target Areas

The EM targets (Figure 9.23) comprise several types – isolated conductors along regional features (pale blue coloration); airborne IP effects that likely lie along faults and in places include the isolated conductors; areas within the formational conductors which are slightly more resistive, especially in the lowered magnetic region and around the gabbroic body (orange coloration). The blue linework represents very weak features which are mostly only seen in the EM data.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
N
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 9.22: Magnetic target areas for the Queensway Projects. Magnetic lows (green areas) are shown with the more favorable areas (red zones) and the regional structures. Many of the target areas lie along the regional structures. Source: MacInnis & Azad (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

616000
624000
632000
640000
648000
656000
664000
672000
5440000
5432000
5424000
5416000
5408000
5400000
5392000
5384000
5376000
EM AOI - conductors / IP responses
EM AOI - more resistive response
EM AOI - weak structures only identified on the EM
N
8000
0
8000
16000
24000
(meters)
NAD27 / UTM zone 21N

Figure 9.23: Priority EM targets with regional large-scale structures. The areas shown by a black circle indicate regions of interest rather than a particular conductor. Source: MacInnis & Azad (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.8	2018 Structural Geology Survey

A structural geology study of the Queensway Project area was conducted by GoldSpot in September 2018, following the initial structural geology survey of 2017. The intention of the survey was to understand the regional structure of the Davidsville Group and nearby units, and to evaluate the structural setting of Au mineralization in the Queensway Project. The results of this survey are summarized below.

Most units in the Queensway Project area display a penetrative, sub-vertical, axial planar structural fabric (S1) striking north–northeast (~215°; Figure 7.6A, B). Local decimeter-scale, open to isoclinal folds (F1) have been observed, plunging shallowly to the northwest. Occasional SW-plunging folds are interpreted to be caused by D2 interference, consistent with other studies (Buchanan, 2004; Sandeman et al., 2018).

Variations in the attitude of S1 are documented (Figure 7.6B) and are interpreted as resulting from the development of crosscutting NE-striking dextral fault/shear zones, consistent with late-stage dextral transpression during the main deformation event. Drag folds affecting the main fabric are present. Such fault zones are present at outcrop-scale, typically with half a meter to a few meters offset determined in the presence of quartz veins. The widest example occurs on the north shore of Gander Lake, to the west of the Gander River. It consists of a 10–20-m wide, sub-vertical zone of intense S1 disruption striking 075°.

The S1 fabric is frequently affected by crosscutting D2 structures (Figure 7.6C). Such structures consist of early to well- developed kink banding, fault planes and locally open folds. They strike 125°–130° and dip ~60/220. A conjugate, secondary set of faults/kink banding is locally present at approximately 30°. Relative kinematic indicators indicate southeast extension and northeast compression. The orientations of veins and alteration haloes are shown in Figure 7.7.

Most structures observed are of meter to decameter-scale. The lithological homogeneity of rocks in the Queensway Project hinders the identification and delineation of major structures at a property scale. Consequently, geophysical data has been used to identify probable structures (Section 9.6).

9.9	2018 Till Geochemistry

NFGC collected till samples from February through to July 2018. The till sample locations (Figure 9.24 and Figure 9.25) were based on GPS grids designed around property boundaries, lakes, rivers, and boggy areas. Grid 1 (Figure 9.24) is the regional survey over Queensway South using 2 km spacing and a 1 km offset on every second line. Grid 2 (Figure 9.25) is a detailed grid over the Queensway South southwest magnetic anomaly, with spacing at 500 m with a 250 m offset. The regional till survey produced 339 samples and the detailed grid produced 276 samples. Some planned samples were not collected due to excessive organic material, sandy, non-till material, or rocky ground with little till. Efforts were made to sample all sites; however, some areas along the Northwest Gander River were not sampled as they consisted of reworked fluvial material and are not true tills.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Of the 615 till samples (356 regional, 276 detailed), 83 samples (64 regional and 19 detailed) returned analysis values >0.008 ppm Au (14%) with 0.008 ppm Au considered a background level for the area. Four hundred and thirteen samples returned values the below detection of <0.002 ppm Au. Of the Au anomalous samples, 28 (25 regional and 3 detailed) returned values of >0.02 ppb Au, with the highest values of 0.133 ppb Au (regional-33980), 0.065 ppm Au (detailed-37338) and 0.045 ppm Au (regional-33075). The till results suggest at least six target areas for follow-up prospecting (Figure 9.26).

Figure 9.24: Queensway South Area, regional till sample locations. Source: NFGC.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.25: Closeup of grid points over the Queensway South SW magnetic anomaly. Source: NFGC (2018).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

620000E
630000E
640000E
650000E
660000E
670000E
680000E
5450000N
5440000N
5430000N
5420000N
5410000N
5400000N
5390000N
5380000N
5370000N
Appleton
Gander
Dog Bay Line
GRUC Line
Gold Showings
Gold in Till Anomalies
First Order Structures
Second Order Structures
Queensway Property Outline
Trans Canada Highway
19 May 21
CRS: NAD83 / UTM Zone 21
Data Source: NFGC (2020)
rsc
0
10
20 km

Figure 9.26: Queensway overview, Au-in-till anomalies.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Gander Gold South Till Sample Results 2018
NEWFOUND GOLD CORP
N
Legend
ODM Till
Ice Flow Direction
Known Mineral Occurrence
Till Site
Au (ppb)
1 - 7
8 - 19
20 - 39
40 - 133
Follow-Up Area
NFGC Licence
Map Staked Licence
A
B
C
D
E
F
0 4 8 16
Kilometers
NTS Map Sheets 02D06, 02D/10, 02D/11, 02D/14, and 02D/15
UTM NAD27 zone 21
615000 620000 625000 630000 635000 640000 645000 650000 655000 660000
5430000 5425000 5420000 5415000 5410000 5405000 5400000 5395000 5390000 5385000 5380000 5375000 5370000

Figure 9.27 Queensway South Area, 2018 till sample results and target areas. Source: NFGC, 2018.

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9.10	2018 Satellite Imagery

NFGC contracted Pacific Geomatics Ltd. (PACGEO) of Cowichan Bay, British Columbia, to task satellite images for the Queensway Project. For the Queensway North area, covering 240 km2, satellite images were sourced from DigitalGlobe’s WorldView-3/4 with 4-band select tasking and <15% cloud cover at a pixel resolution of 30 cm. Satellite images of the Queensway South and Twin Ponds areas, 938 km2 and 100 km2, respectively, were sourced from DigitalGlobe’s WorldView- 1 and GeoEye-1 with 4-band select tasking and <15% cloud cover at a pixel resolution of 50 cm. PACGEO provided bundled processing which included scaling, orthorectification, enhancement, mosaic and cloud patch as required. The bundle had both natural and false color infrared products. Combined, the satellite images cover the Queensway Project in its entirety.

9.11	2018 Soil Surveys

Anomalous Au and As values in float rock samples from 2016–2017 prospecting in the Queensway South area were followed up with two gridded soil surveys in 2018. Samples were acquired from the B horizon, where possible, using “Dutch” augers through the ice/snow. While not an ideal time for soil geochemistry, sample acquisition was good, and most samples were reasonable B horizon soils. Samples were analyzed at Eastern Analytical in Springdale, NL, for Au by fire assay with AAS finish and for trace elements by four-acid digest with an ICP-OES finish.

9.11.1	Jumbo Brook Soil Survey

The Jumbo Brook soil survey grid (Figure 9.28) consisted of eleven 1-km long, 100-m spaced lines, from a 1 km baseline at 040° and was completed in early February 2018, with a total of 373 samples analyzed.

Twenty-one of 373 samples returned >0.01 ppm Au with a maximum value of 0.09 ppm Au and 6 values >0.02 ppm Au. The grid lies over the contact between the Davidsville Group to the east and the Indian Islands Group to the west. Elevated Au results for soil and float samples appear to be clustered near the forest access road and suggest a possible source to the south-southwest towards “Thumb-Up Pond” or the boggy area just to the west of it. Results for As were atypically low with a maximum value of 463 ppm As, Sb was <6 ppm, Ag at the lower detection limit of 0.2 ppm and base metal values were weakly anomalous.

9.11.2	Yellow Fox Brook Soil Survey

The Yellow Fox Brook soil survey grid (Figure 9.29) consisted of 11, 100-m-spaced, NW-striking lines, each 1 km long, from a 1 km baseline at 050. Sampling was completed in early May 2018 with a total of 380 samples analyzed. Twelve of 380 samples returned values >0.01 ppm Au with a maximum of 0.047 ppm Au, the only value above 0.02 ppm Au. The grid covers the contact between the Davidsville Group to the east and the Ten Mile Lake Formation to the west. Samples 33843 and 33844 occur along Yellow Fox Brook and represent a possible target to the north of the grid and the three float samples (33839–33841) appear to line up with the elevated soil samples in a northeast trend; however, the suggested ice flow direction from the south–southeast indicates a south-lying source for the float and soil. Base metal, As, Sb and Ag results give values lower than at Jumbo Brook except for two values for Ag >1 ppm for samples 2280 (1.7 ppm) and 2316 (1 ppm).

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The Ag and Au results may indicate a possible east-northeast trend that reflects a source to the west-southwest resulting from a more localized ice flow direction along Yellow Fox Brook Valley.

628000E
629000E
N
INDIAN ISLANDS GROUP
5386000N
5385000N
5384000N
37113: 5312 ppb Au
37114: 1222 ppb Au
DAVIDSVILLE GROUP
Jumbo Brook Soils (2018)
Au ppb
2 - 7
8 - 15
16 - 30
31 - 90
Suggested Contacts
2017 Grabs
06 July 21
CRS: NAD83 / UTM zone 21
Data Source: Bing Satellite, NFGC (2018)
rsc
0
0.2
0.4 km

Figure 9.28: Queensway South Area, 2018 Jumbo Brook soil grid.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

647000E
648000E
5419000N
5418000N
5417000N
N
TEN MILE LAKE FORMATION
DAVIDSVILLE FORMATION
33843: 127 ppb Au
33844: 150 ppb Au
33839: 219 ppb Au
33840: 209 ppb Au
33841: 212 ppb Au
Yellow Fox Soils (2018)
Au ppb
2 - 7
8 - 15
31 - 90
> 1 g/t Ag in Soil
Suggested Contacts
2017 Grabs
06 July 21
CRS: NAD83 / UTM zone 21
Data Source: Bing Satellite, NFGC (2018)
rsc
0
0.2
0.4 km

Figure 9.29: Queensway South Area, 2018 Yellow Fox soil grid.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.12	2018 Prospecting

A total of 528 prospecting rock samples were taken on the Queensway Project in 2018, including 104 samples from Queensway North, 382 samples from Queensway South and 42 samples from TP. Samples consisted of outcrop (309), chips from outcrop (5), sub-crop (8) or float samples (206), taken mainly as ‘grab’ samples or ‘selected’ grabs with mineralization, especially visible Au, included in the sample. Forty-one control samples, 24 blanks and 17 standards, were also included for quality control.

Historical values and till results were used to select targets in the Queensway South area andand includes: Joe’s Feeder; the Narrows at Steel Bridge; Winter Brook; Hussey Pond; SE Paul’s Pond; Greenwood Pond; Jumbo Brook; Eastern Pond and Larson’s Falls. Associated with a structural study by GoldSpot (Section 9.8), abnormally low water levels in the late summer, allowed for prospecting to be done along the shore of Gander Lake and the Gander River systems and around historical showings, including the southern AFZ trend in the outflow area. In the northwestern part of the JBPFZ trend, prospecting evaluated historical results which suggested a continuation or parallel trends.

In the Twin Ponds area, limited systematic prospecting across the structural trend was carried out looking for on strike extensions to historical Au showings such as the T-Rex, Blue Peter and Clydesdale which are adjacent, to the north of the NFGC licenses, as well as evaluating the potential of magnetic/electromagnetic targets located in the 2017 airborne survey.

Of the 528 samples analyzed, 36 samples returned analyses >0.50 ppm Au, 24 samples >1.0 ppm Au, 11 samples >3.0 ppm Au, and four samples >10 ppm Au. The highest Au value was reported in sample X942013 (44.7 ppm Au), a grab sample from the Glass T2 trench, in a sulfide-enriched portion of a quartz vein. In general, an increase in Au values is associated with an increase in As values, although overall, As values are usually <500 ppm. A correlation of Au with base metals and Ag was not found except for some mineralization along the eastern trend on the JBPFZ where Pb values are elevated and a dark grey sulfide, thought to be boulangerite is noted. The location and assay results of the 2018 rock samples are presented in Figure 9.30.

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630000E
648000E
666000E
N
5436000N
5418000N
5400000N
5382000N
Appleton
Gander
Queensway Grabs 2018
(Au ppb)
>30000
10000 - 30000
2000 - 10000
500 - 2000
<500
License boundaries
NFGC Licenses
Trans Canada Highway
09 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2018)
rsc
0
9
18 km

Figure 9.30: Queensway Project, 2017–2018 prospecting rock sample locations.

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9.13	2018 Trenching

Trenching has been a successful follow-up method at the Queensway Project, with many of the Au zones located and/or better defined and traced through trenching. Examples include Dome, Road, Lotto, Little Cokes, Knob, Bullet, Glass, Greenwood Pond showings, Aztec, A-Zone, LBNL. Trenching is a good early-stage follow-up technique although overburden depths can exceed 6 m. All trenches are required to be reclaimed.

NFGC submitted an exploration plan for 133 possible trenches in the JBPFZ area in 2018. An Exploration Approval (#E180252) was given by the DNR on August 27, 2018, with a year to complete the work.

Twelve trenches were attempted, with the majority of trenches at the Glass T2, where the 2017 trench was extended to ~150 m in length and up to 25 m in width. Most other trenches either failed to reach bedrock or were so deep that they were sampled by breaking rock off with the excavator bucket. The coordinates for the trenches are listed in Table 9.2 and their location is shown in Figure 9.31.

Channel samples were cut with a gas-powered diamond blade saw with sample cuts ~2–3 cm wide, 5–10 cm deep and usually 1 m long. Samples were bagged at collection. In some cases, additional grab samples were taken to investigate vein differences.

Table 9.2: JBPFZ, 2018 trench locations.

License	Length (m)	Start UTM E	Start UTM N	End UTM E	End UTM N	OB	Planned ID	Samples	Notes
23720M	158	664828	5430339	664882	5430484	2-3m	1826-1831	x942651-x942706	Open and partially channel sampled, GS TR2 Extension
23860M	70	665765	5432872	665711	5432916	1-4m	1806	None	Barren Unaltered Shales
23860M	76	665848	5432919	665790	5432969	1-4m	1805	None	Barren Unaltered Shales
23861M	145	663810	5428088	663794	5427944	2-4m	1862	None	Barren Unaltered Shales, Crosscut Trench 3, S Pocket Pond
23861M	127	663741	5428033	663840	5427953	3-6m	1879-1880	x942251-x942253	Big Qtz float bolders with Aspy, trench along train
23861M	66	663873	5428689	663817	5428723	> 6m	1862		No bedrock encountered
23861M	17	663793	5428652	663808	5428644		1852		Alt Shale with Quartz Veining, mod Fe-Carb, 20m swampy
23861M	16	664056	5429135	664070	5429127		1847	X942268-X942275	Some OC, deep with min-mod Fe- Carb Alt
23863M	71	664077	5431001	664007	5430993	3-6m	1820		In bog with unaltered shales
23861M	68	663339	5429265	663398	5429232	3-5m	1894-1895	X942254-X942261	IP Anomaly, 300 Grains Gold, Western Formational Trend
23861M	57	663078	5429010	663127	5428980	2-3m	1913		Barren Unaltered Shales, SW of PPN TR2 towards Pocket Pond
23861M	58	663135	5429019	663161	5429071	1-2m	1911-1912	X942262-X942267	Open with multiple Veins, Pocket Pond North

Most trenching in 2018 was carried out at the Glass showing (GS TR 2) where the 2017 trench was extended and widened.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Multiple quartz veins were mapped by drone, and channel sampled (Figure 9.32). Structural mapping was also carried out by GoldSpot as part of their regional scale property review (Section 9.8). The highest assay value is 44.7 ppm Au (X942013) from a 10–12 cm quartz vein with semi-massive stringers of dark grey to black, pyrite and arsenopyrite, sampled at the northern end of the trench. Base metal values are low to insignificant; however, Ag and Sb are anomalous. The channel sampling tested only a portion of the main vein and associated veins to the east and west due to water and winter conditions. In the southern portion, additional sampling validated results from 2017 with values >5 ppm Au along the central “Main” vein system. In this area, the right side “Starboard” vein returned values <0.10 ppm Au; however, further to the north, values >0.50 ppm Au with one >10 ppm Au are noted.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.31: JBPFZ, 2018 trench locations.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.32: JBPFZ Area, 2018 Glass Trench T2 Channel Samples and Quartz Veins.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.14            2020–2021 Till Geochemistry

The 2020–2021 Queensway till sampling program is ongoing at the time of writing this report. As of the 27th of May, a total of 955 till samples were collected using hand digging methods. The till sampling was conducted over eight grids. A summary of each sampling program is presented in Table 9.3. Following the initial sampling at Eastern Pond, two follow-up sampling grids, Larsen’s Falls and Pine Tree, were completed to further evaluate the area.

Table 9.3: Summary of the Queensway 2020–2021 till samples collected.

	No. of till	No. of	Sampling grid size	Line spacing	Sample spacing
Location	samples	duplicates	(km2)	(m)	(m)
Queensway North
Joe Batts Pond Deformation Zone	150	7	~6	200–500	200
Queensway South
Hunt’s Brook	96	4	~13	500	200
The Narrows	69	3	~8	500	200
Larsen’s Falls	100	3	~15	500	400
Pine Tree	79	5	~11	500	300
Eastern Pond	245	7	~35	400	300
Great Gull	82	3	~11	500	300
Twin Ponds
TP	97	5	~45	500–1000	500

The till samples were collected from weakly to non-oxidized C-horizon with areas covered by glacial fluvial sediments excluded. The samples were shipped to Overburden Drilling Management (ODM), where a representative split was taken and sent to Actlabs for Au and INAA analysis. The remainder of the sample was then processed following the procedures outlined in section 11.1.2 to extract the visible Au grains. The results of the 2020–2021 till surveys are summarized below. The Au (ppm) and VGG count results are presented in Figure 9.33 and Figure 9.34 respectively.

Joe Batts Pond Deformation Zone — Till sampling continues as of the date of this report. One hundred and fifty-seven samples have been acquired to date, with eighty-eight with >10 grains Au and only six with no Au grains. The highest grain counts include samples #43429 with 167 grains (35 pristine, 21%), #43433 with 75 grains (10 pristine, 13%) and #41494 with 72 grains (4 pristine, 6%). In total there are 42 samples with more than 30 grains Au. Two samples, #41483 and #41470 have 100% pristine gold grains with twenty samples with >40% pristine Au grains.

Hunt’s Brook — Only one sample, #41080, had more than 20 grains at 26 grains with 3 pristine (12%), with seven samples with >10 grains. Sixteen samples had no Au grains. Eight had 100% and five had >50% pristine grains. Despite the low number of Au grains, samples gave high Au analytical values of up to 30 ppm. Twenty-one samples gave Au values >1 ppm including two >10 ppm Au (#14073, 30 ppm; #41071, 16.5 ppm). It appears that in general Au grains were larger on this grid compared to other areas on the Queensway South.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

The Narrows — All of the samples had <8 Au grains with 38 samples containing zero grains. Sample #42082 had 7 grains with 5 pristine (71%). It is thought that the proximity to the Northwest Gander River may have resulted in more dispersion in this area.

Larsen’s Falls — One hundred and three samples were taken with 45 samples containing >10 grains Au, seven with 0 grains and one missing sample. Sample # 42035 contained 73 grains (4 pristine, 5%), #43402 and #41240 had 43 (16% pristine). Two samples had >40% pristine grains.

Pine Tree – Eighty-four samples with 27 samples containing >10 grains Au, two with 0 grains and one missing sample. The highest values were # 41992 — 43 grains, 6 pristine (14%); # 42004 and # 41215 with 39 grains (51% and 5% pristine respectively). Two samples had 100% pristine Au grains and eight had >40%.

Eastern Pond — Two samples returned an Au value of >10.0 ppm, with sample #41601 returning 23.7 ppm Au and sample #41849 returning 21.4 ppm. A total of 40 samples returned an Au value > 1.0 ppm.

The initial till grid collected two anomalous samples containing a high number of pristine Au grains. Sample #41674 contained a total of 216 Au grains including 163 pristine grains (75%), and sample #41656 contained a total of 155 Au grains including 127 pristine grains (82%). The Eastern Pond Detailed Till Grid also contains a high number of pristine Au grains, including sample 41802 with 177 pristine grains out of a total of 183 grains (97%). The Expanded Till Grid contained three samples with >20 Au grains including sample #41516, with a total of 94 pristine grains (out of 137 grains; 69% pristine Au grains).

Great Gull — Eighty-five samples were taken with ten samples containing >10 grains Au and 7 with zero grains. Four samples had 100% pristine Au grains with another 13 samples containing >40%. Two samples, #41733, #41734 (duplicates) had significant Au grains — 124, 95 pristine (77%), 107, 83 pristine (78%), respectively and #41735 had 27 grains, 17 (63%) pristine (Table 9.4).

Twin Pond — Five samples contained more than ten Au grains. The highest grain count came from samples #41895 and #41860, both with 13 Au grains. Sample #41895 had no pristine grains while sample #41860 had three pristine grains (23%). Oddly, the duplicate of sample #41930 (which had 17 Au grains, 15 pristine), sample #41931, had two grains with one pristine. Forty-five samples contained no Au grains. The samples with >10 grains appear to lie along a NNE-trending line through the property and may represent an underlying gold mineralized shear or fault although the lack of pristine grains indicating closeness to source downgrades this theory.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table 9.4: Significant till samples collected during 2020. Source: NFGC 2020

Sample		UTM NAD 83 z21		VG Grains				%	Calculated ppb Au in HMC				%
#	Area	Easting	Northing	Total	Reshaped	Modified	Pristine	Prist.	Total	Reshaped	Modified	Pristine	Prist.
41516	Eastern Pond	631833	5384124	137	19	24	94	69	1055	67	167	821	78
41517	Eastern Pond	631117	5383450	49	19	5	25	51	252	120	11	121	48
41566	Eastern Pond	629982	5378547	30	14	1	15	50	169	137	1	30	18
41656	Eastern Pond	630332	5381176	155	23	5	127	82	1398	571	13	813	58
41674	Eastern Pond	629784	5382499	216	28	25	163	75	8398	606	252	7540	90
41679	Eastern Pond	627397	5378657	58	26	0	32	55	1746	1674	0	72	4
41774	Eastern Pond	630859	5381195	36	25	5	6	17	300	244	26	30	10
41776	Eastern Pond	630720	5381259	44	29	9	6	14	323	192	85	46	14
41778	Eastern Pond	630561	5381483	52	31	10	11	21	495	229	223	43	9
41783	Eastern Pond	630249	5381319	40	22	9	9	23	361	267	45	49	14
41787	Eastern Pond	630340	5381189	45	33	2	10	22	146	126	5	14	10
41788	Eastern Pond	630366	5381167	37	25	3	9	24	253	223	13	17	7
41789	Eastern Pond	630492	5381003	34	26	5	3	9	234	204	27	2	1
41796	Eastern Pond	629841	5382917	35	25	3	7	20	262	94	165	3	1
41802	Eastern Pond	629784	5382498	183	5	1	177	97	1027	716	14	296	29
41824	Eastern Pond	631853	5381780	46	33	9	4	9	1026	1005	14	7	1
41844	Eastern Pond	632104	5382309	45	14	8	23	51	280	112	18	150	54
41733	Great Gull	621140	5377468	124	13	16	95	77	1516	216	215	1085	72
41227	Larsen’s Falls	640178	5389100	33	25	4	4	12	53	44	4	5	9
41240	Larsen’s Falls	638079	5389910	43	29	7	7	16	279	186	82	11	4
41549	Larsen’s Falls	639507	5391340	42	34	7	1	2	182	155	24	3	2
41550	Larsen’s Falls	641117	5390879	42	34	2	6	14	271	204	5	61	23
42008	Larsen’s Falls	640799	5391445	37	24	2	11	30	1089	946	131	13	1
42012	Larsen’s Falls	641172	5390075	30	23	3	4	13	61	53	6	3	4
42035	Larsen’s Falls	641465	5392019	73	62	7	4	5	228	172	48	9	4
42062	Larsen’s Falls	638792	5390033	33	27	5	1	3	223	200	18	5	2
43402	Larsen’s Falls	641709	5392508	43	29	7	7	16	437	335	96	5	1
41212	Pine Tree Hill	633503	5384967	30	15	4	11	37	830	639	34	157	19
41215	Pine Tree Hill	636831	5384976	39	31	6	2	5	585	448	137	1	0
41546	Pine Tree Hill	634059	5385033	31	16	8	7	23	333	80	74	179	54
41992	Pine Tree Hill	635682	5386615	43	23	14	6	14	1473	1219	217	37	2
42002	Pine Tree Hill	635295	5387408	33	14	6	13	39	587	555	13	19	3
42003	Pine Tree Hill	635041	5387650	33	7	8	18	55	209	20	130	60	29
42006	Pine Tree Hill	634796	5386473	31	7	14	10	32	1242	24	49	1169	94

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.33: Queensway 2020–2021 till-sample locations and Au (ppm) results.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 9.34: Queensway 2020–2021 till-sample locations and Au (ppm) results and visible gold grain counts.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.15            2020–2021 Prospecting

A total of 1,456 prospecting/grab samples (outcrop and float) were collected over the Queensway Project between 15 June 2020 and 27 May 2021. The sampling was subdivided into five areas, including:

•     Joe’s Feeder and the Narrows;

•     Hunt’s Brook;

•     Pine Tree Hill/Larsen’s Fall;

•     Eastern Pond; and

•     Great Gull.

As of the 27th of May, 1,236 samples were analyzed. Of these, 87 samples returned an Au value >0.10 ppm including 44 samples >0.50 ppm, 30 samples >1.0 ppm, ten samples returned assays >3.0 ppm and four samples returned assays >10 ppm Au. The highest Au value was reported in sample X942038 (47 ppm Au), a grab sample collected from trench TR-20- 08 (section 9.16). Table 9.5 reports the significant grab samples and Figure 9.35 shows the location of the grab samples.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table 9.5: Significant grab samples from the 2020 prospecting. Source: NFGC (2020).

Sample	UTM NAD83 z21			Mag	Au		Ag	As	Cu	Fe	Ni	Pb	S	Sb	Zn
#	Easting	Northing	Type	Suscept.	ppm	ppb	ppm	ppm	ppm	%	ppm	ppm	%	ppm	ppm
X946567	631115	5383484	OC	0.26	0.112	112	0.25	4840	67	5.76	27	16	0.16	2.5	74
X946566	631117	5383482	OC	0.23	0.044	44	0.25	5260	93	5.92	79	23	1.07	2.5	98
X946565	631118	5383481	OC	0.11	0.567	567	17.4	10000	20	8.73	73	2150	4.31	105	26
X946564	631119	5383486	OC	0.6	0.069	69	0.25	10000	38	5.04	62	14	0.59	11	94
X946563	631120	5383483	OC	0.13	0.094	94	0.25	7400	123	5.18	63	13	1.08	6	68
X946559	631129	5383479	OC	0.1	0.064	64	0.25	8640	4	2.2	17	12	0.39	12	26
X946558	631128	5383469	OC	0	0.086	86	0.25	10000	2	1.7	16	18	0.53	15	9
X946557	631128	5383471	OC	0.01	0.294	294	0.25	10000	5	4.98	52	46	1.88	45	29
X945442	649790.9073	5414762.11	OC	0.06	0.274	274	0.25	71	20	2.71	15	78	0.18	2.5	23
X945439	656208.2299	5420054.351	OC	0.08	0.08	80	0.25	134	47	11.15	102	65	5.38	2.5	101
X946338	621274	5375350	FL	0.01	0.129	129	0.25	25	26	2.83	23	15	0.03	2.5	53
X946518	631284.4003	5389005.068	FL	0.04	2.41	2410
X946517	631262.1941	5389031.24	FL	0.11	0.78	780
X946125	634997.5601	5387575.37	FL	2.21	0.489	489
X946333	634995.6134	5387573.544	FL	1.42	0.272	272
X946511	635166.536	5393306.923	FL	0	1.935	1935
X946098	634195.4353	5386584.455	FL	0.38	0.228	228
X946327	636876.8137	5391459.444	FL	0.03	0.763	763
X946487	637564.1611	5392048.229	FL	0.02	3.99	3990
X946486	637304.7756	5391921.544	FL	0.05	10	10000
X946485	637255.9228	5391946.041	FL	0	3.21	3210
X946326	636936.9443	5391462.022	FL	0.08	0.386	386
X946482	637204.9918	5391910.875	FL	0	0.443	443
X946324	636906.2998	5391785.251	FL	0.09	0.552	552
X946322	636919.3724	5391817.156	FL	0.03	0.562	562
X946505	644674.7358	5392739.534	FL	0.05	0.304	304
X946185	639866.1884	5393499.356	FL	0.42	0.409	409
X946318	638826.9871	5393619.022	FL	0.1	1.51	1510
X946184	631229	5383524	FL	0.06	0.076	76
X945418	660138.3433	5420288.832	OC	0.23	0.055	55
X946297	629190.2983	5387724.676	FL	0.26	0.255	255
X946296	629185.8468	5387725.909	FL	0.33	0.093	93
X946295	629182.3365	5387740.73	OC	0.21	0.63	630
X946121	631499.9524	5388119.354	FL	0.1	1.57	1570	0.25	10000	15	4.74	0.5	35	1.41	38	79
X946092	635852.4183	5390199.339	FL	0.77	2.08	2080	0.25	10000	48	3.15	1	23	1.34	11	45
X946235	635851.8045	5390196.297	FL	0.47	2.02	2020	0.25	10000	14	3.13	2	33	1.34	17	70
X946178	629888.7817	5388343.862	OC	0.35	4.4	4400	0.7	10000	6	14.5	0.5	70	7.38	255	32
X946288	629887.5147	5388341.274	OC	0.12	0.121	121	0.25	191	12	2.99	2	14	1.24	2.5	173
X946287	630454.0787	5387364.833	FL	0.48	3.68	3680	0.25	10000	34	3.69	4	32	1.4	13	28
X946177	630463.9507	5387377.852	OC	0.14	0.178	178	0.25	6100	55	3.25	2	5	0.55	7	76
X946286	630470.229	5387393.233	FL	0.01	0.95	950	3.3	10000	28	2.37	2	715	0.91	17	40
X946285	630461.6035	5387383.691	OC	0.11	1.42	1420	0.25	10000	32	2.88	2	53	0.56	7	122
X946467	634218	5392017	FL	0	2.61	2610	0.25	4360	6	1.68	4	7	0.83	235	7
X946283	631503.3334	5388077.114	FL	0.04	2.08	2080	0.8	10000	34	4.69	2	125	1.67	35	175
X946282	632961.9473	5387463.375	FL	0.24	1.39	1390	0.5	10000	1	6.6	18	18	2.44	32	50
X946309	629971.6894	5383680.386	FL	0	0.05	50	0.25	10000	1	2.04	18	1	0.86	9	3
X946419	630162	5382561	FL	0	0.088	88	0.25	2380	5	0.81	8	33	0.11	2.5	12
X946465	631999.6052	5383451.753	FL	0	0.195	195	0.25	6890	3	2.08	8	8	0.24	8	17
X946464	631999.1714	5383454.524	OC	0.19	0.173	173	0.25	10000	30	6.86	60	22	0.51	15	107
X946463	632949.3918	5383524.476	FL	0.07	0.24	240	1.7	195	14	19.9	94	91	10	34	4
X946081	632290.0536	5381875.025	FL	0	0.266	266	3.6	10000	2	16.15	114	608	8.84	98	2
X946461	632531.3808	5383875.283	FL	0.04	0.089	89	0.25	1980	31	3.04	23	9	1.97	2.5	32
X946225	632373.5094	5382854.764	FL	0	0.238	238	0.8	2650	7	2.13	10	7	1.45	72	12
X946455	627939	5379406	FL	0.02	0.101	101	0.25	10000	1	2.76	17	5	1.06	28	3
X946224	629968.0385	5382754.139	FL	0.03	1.74	1740	0.25	6740	65	2.87	41	24	1.12	9	39
X946223	629967.0385	5382755.139	FL	0.35	1.61	1610	0.25	7380	36	4.6	86	41	0.83	8	94
X946115	630628.8778	5383040.007	FL	0.06	1.33	1330	0.25	2850	18	4.55	12	24	1.29	6	61
X946265	627930.9067	5379411.529	FL	0.03	0.348	348	0.25	10000	1	6.51	55	10	3.43	80	5
X946264	627930.8045	5379409.524	FL	0.02	0.546	546	0.25	10000	1	7.55	55	10	3.73	101	17
X946164	625605.9198	5380180.735	OC	0.68	0.129	129	0.25	20	311	15.9	488	14	0.05	2.5	425
X945383	656445.1149	5418775.243	OC	0.04	0.051	51	0.25	29	45	3.3	17	55	0.67	2.5	24
X946158	628641.1992	5385069.418	FL	0.06	0.65	650	0.25	10000	1	5.15	15	1	1.86	17	22
X946159	628694.4844	5385061.405	FL	0.09	0.178	178	0.25	10000	5	4.44	16	19	0.88	11	42
X946404	630550.0402	5386591.15	OC	0.06	0.228	228	0.25	9660	18	2.66	3	18	0.45	10	51
X946251	627291.6598	5384515.946	FL	209	0.126	126	0.25	2010	4	4.2	1770	5	0.27	48	32

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

615000E
630000E
645000E
660000E
675000E
N
5445000N
5430000N
5415000N
5400000N
5385000N
5370000N
X942038
47 ppm Au
X942822
10 ppm Au
X946684
16.1 ppm Au
X946486
10 ppm Au
Grab Samples 2020-2021
Au (ppm)
0 - 0.8
0.8 - 2.5
2.5 - 10
10 - 30
30 - 47
Pending
Queensway Project License Area
07 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
0
10
20 km

Figure 9.35: 2020–2021 grab samples locations.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.16	2020–2021 Trenching

In 2020, sixteen trenches were dug, mainly on the west side of the AFZ, near the town of Appleton, from the Hornet zone in the south to the Trench 36 area in the north (Table 9.6 and Figure 9.36). Additional trenching is planned for 2021, but at the time of writing this report the 2021 trench program had not yet commenced.

Trenches 5–7, 11, 13–16 evaluated areas not previously trenched while trenches 1– 4, 8–10 and 12 were dug either to re-expose or extend previously discovered showings. Trenches 12 to 16 inclusive were located on the east side of the AFZ with the rest on the west side.

Trenches 5, 6 and 11 didn’t reach bedrock and were reclaimed immediately. Only trench 8, in the Trench 36 area, immediately to the west of the AFZ to the north of Herman’s Pond, has not been reclaimed as of the writing of this report, remaining open to allow geological and structural mapping.

•	TR-20-1 to TR-20-3 — extension of the historical Little trench to south (TR-20-1) and to the north (TR-20-2 and TR-20-3). Extensive quartz veining with pyrite and arsenopyrite was noted in Trench 1. No samples were taken since the showing was going to be drilled.

•	TR-20-04 — Hornet showing. Trench was not mapped. A total of 15 grab samples were collected (X942801– X94280115). None returned significant Au values (12 ppb Au max).

•	TR-20-05 and TR-20-06 — to the east of the Herman’s Pond northwest road; no bedrock reached, immediately reclaimed.

•	TR-20-07 — Regular (Loop Road). North-striking, thinly bedded siltstones host three large quartz veins oblique to bedding; the beds vary from 011° to 354°, with dips 60° to 80°. The three main veins are 20–30 cm, up to 50 cm wide. Abundant pyrite/arsenopyrite is noted in the quartz veins and marginal host units with arsenopyrite along fractures in the veins. A total of six grab samples were collected (X942816–X942821). Only sample X942816 returned an anomalous value (0.29 g/t Au).

•	TR-20-08 — old Trench 36 area. Thin-bedded siltstones with sub-parallel quartz veins, some with pyrite and arsenopyrite. A total of two grab samples were collected (X942038–X942039). Sample X942038 returned 47 ppm Au (Figure 9.35), sample X942038 returned 0.786 g/t Au. At the time of writing this report, trench TR-20-08 has not been reclaimed.

•	TR-20-09 — old Trench 36 area, the downhill, southern extension of TR-20-08. Thinly bedded siltstones with sub-parallel barren quartz veins at 005° to 015°, dip 40° to 60°. Orthogonal kink bands crosscut the siltstone in the southern portion of the trench; A large, m-scale, quartz breccia vein with large angular rafts of siltstone abundant, and a ‘blowout’ striking 300°, possibly forms the southern extension of the western shear in TR-20-08. The ‘blowout’ is approximately 4 m wide, with four individual veins, separated by brecciated wall-rock. Host rock contacts are altered with Fe carbonate. Dextral dragging of siltstone beds along the vein further supports its association with the western shear in TR-20-08. Two 20–50 cm quartz veins are sub-parallel on either side of the main vein. The two northernmost quartz veins carry pyrite, arsenopyrite and minor chalcopyrite with significant gold values, based on the assay results. A large boulder of medium-grained greywacke with abundant disseminated pyrite and arsenopyrite was found along the eastern edge of the trench. No greywacke outcrop was noted in the trench.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

A total of 22 channel samples were collected (42101–42122), each sample was 1 m long. Samples collected from the northern and central veins returned anomalous Au values.

Northern vein, approx. 20–30 cm wide, 2 significant intercepts, 6 m apart:

•	2.84 ppm Au, 1,321 ppm As, 173 ppm Cu over 3 m (42102-42104), including 6.99 ppm Au, 2,150 ppm As, 300 ppm Cu (42103); and

•	4.53 ppm Au, 839 ppm As, 132 ppm Cu over 5 m (42115-42119), including 10 ppm Au, 907 ppm As, 132 ppm Cu (42115).

Central vein — 2 significant intercepts:

•	3.05 ppm Au, 1,465 ppm As, 346 ppm Cu over 2 m (42105, 32106), including 4.75 ppm Au, 1,090 ppm As, 395 ppm Cu (42106); and

•	4.53 ppm Au, 839 ppm As, 132 ppm Cu over 5 m (42115-42119), including 9.84 ppm Au, 1,080 ppm As, 213 ppm Cu (42119).

•	TR-20-10 — NW Loop Rd. Trench was not mapped and no samples were collected.

•	TR-20-11 — To the west of the Herman’s Pond northwest road; no bedrock reached, immediately reclaimed.

•	TR-20-12 — Road showing re-exposed. Trench not mapped and no samples were taken.

•	TR-20-13 to TR-20-15 — Dome South. None of these trenches were mapped. No samples were collected at trench TR-20-13. At trench TR-20-14 one grab sample was collected (X942626), and at trench TR-20-15 three grab samples were collected (X942627–X942629). Sample X942626 did not return a significant value, where samples X942627, X942628 and X942629 returned 0.159, 0.515 and 5.92 g/t Au respectively.

•	TR-20-16 — ElleAnna. Thinly bedded siltstones strike 193° to 220° and dip 65° to 80°. Eastern area — quartz veins are sub-parallel to bedding, with a larger vein oblique to bedding, with abundant iron carbonate alteration and dextral movement with the large vein crosscutting both bedding and the smaller veins. Western area — dominated by a m-scale section of intense shearing striking 199° to 211°, extending through the centre of the outcrop. Quartz veins are orthogonal to the shearing at 105° to 130°. No movement direction was observed. To the west of the shear cm-scale, quartz veins crosscut each other. A 10-cm-wide vein on the southern edge of the outcrop, at 099°/ near vertical, has iron carbonate alteration along the contact. A cm-scale quartz vein set at 212/78, which crosscuts a quartz vein with iron carbonate alteration at 106°, is truncated at the shear implying the shearing was later. Extensive pyrite and arsenopyrite are noted in the sheared host rock adjacent to the quartz veins. Trace pyrite noted associated with iron carbonate alteration.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

At total of 38 channel samples (42123–42160) and three grab samples (X942822–X942824) were collected. The channel samples returned a value of 0.62 ppm Au and 2672 ppm As over 9 m (42123–421131) with the highest Au value 1.15 ppm (42131). Three other channel samples returned >100 ppb Au. Anomalous gold values of the channel samples are associated with the arsenopyrite. Grab samples X942822, X942823 and X942824 returned 10.00, 0.39 and 1.89 ppm Au respectively.

Table 9.6: 2020 trenching details.

		Start_E	Start_N	End_E	End_N	Width	Length	Depth	Grab	Channel	Sample	Bedrock	Reclaimed
#	Name	(NAD83)	(NAD83)	(NAD83)	(NAD83)	(m)	(m)	(m)	samples	samples	numbers	(y/n)	(y/n)

1	Little	657860	657865	5428432	5428539	1-20	105	1-3	No	No	None	Yes	Yes
2	Little N	657770	657894	5428626	5428629	1-2	125	1-4	No	No	None	Yes	Yes
3	Little N	657842	657860	5428617	5428612	2-5	15	1-3	No	No	None	Yes	Yes
4	Hornet	657848	657959	5428222	5428107	1-2	165	1-4	yes	No	X942801- X942815	Yes	Yes
5	Herman’s Pd NW Rd	658211	658374	5428657	5428582	1-2	175	>7	No	No	None	No	Yes
6	Herman’s Pd NW Rd	658375	658476	5428760	5428693	1-2	125	>7	No	No	None	No	Yes
7	Regular, Loop Road	658220	658252	5428807	5428800	2-5	30	1-4	Yes	No	X942816- X942821	Yes	Yes
8	Trench 36	658877	658914	5429804	5429746	25-35	65	1-3	Yes	No	X942038- X942039	Yes	No
9	Trench 36	658871	658937	5429684	5429668	2-30	65	1-4	No	1-3	42101-42122	Yes	Yes
10	NW Loop Rd	658521	658625	5429924	5429838	1-2	135	1-3	No	No	None	Yes	Yes
11	Herman’s Pd NW Rd	658518	658620	5429049	5428980	1-2	125	>7	No	No	None	No	Yes
12	Road Showing	658925	658966	5428358	5428342	15-30	45	1-4	No	No	None	Yes	Yes
13	Domes	658646	658684	5428635	5428612	2-5	40	1-3	No	No	None	Yes	Yes
14	Domes	658654	658665	5428600	5428593	1-2	15	1-3	Yes	No	X942626	Yes	Yes
15	Domes	658641	658653	5428589	5428580	1-2	15	1-3	Yes	No	X942627- X942630	Yes	Yes
16	ElleAnna	658481	658538	5428385	5428394	2-10	55	1-4	Yes	1-5	42123-42160; X942822-824	Yes	Yes

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

658000E
659000E
N
5430000N
5429000N
5428000N
TR-20-10
TR-20-08
TR-20-09
TR-20-11
TR-20-07
007984M
TR-20-06
TR-20-02
TR-20-13
TR-20-03
TR-20-05
TR-20-14
TR-20-15
TR-20-01
TR-20-16
TR-20-12
TR-20-04
TOWN OF APPLETON
Legend
2020 Trenches
Trans Canada Highway
0
0.3
0.6 km
07 July 21
CRS: NAD83 / UTM zone 21
Data Source: Bing Satellite, NFGC (2020)
rsc

Figure 9.36: 2020 trench locations.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

9.17	2020 HeliFALCON Airborne Gravity and Aeromagnetic Survey

In March 2020, NFGC commissioned CGG Services Canada to conduct a HeliFALCON Airborne Gravity Gradiometer and Aeromagnetic Survey over the Queensway North area. The survey had a total of 1,705 line km with a nominal terrain clearance of 35 meters. Typical traverse lines trended 90° and were spaced 100 meters apart with tie lines spaced at 500 meters and striking north (CGG, 2020).

Products delivered by CGG included:

•	a digital terrain model (DTM);

•	a terrain clearance map;

•	a turbulence map;

•	two system noise maps as (NE) and (UV) to assist with cleaning up the survey data;

•	the residual magnetic intensity (RMI) and its first vertical derivative (RMI_1VD);

•	the total magnetic intensity (TMI) and its first vertical derivative (TMI_1DV); and

•	the equivalent source calculated gravity (gD) and the vertical gravity gradient (GDD, Figure 9.37).

NFGC contracted Fathom Geophysics and Techno Imaging for interpretation of the data and the inversion of the data to 2D and 3D voxel models to assist in future exploration activities and to generate new drill targets. The inversion results were received and interpretation of these results is ongoing as of 27 May 2021.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Equivalent Source gD
mgal
-7.0 -3.0 -2.2 -1.4 -0.8 -0.3 -0.0 0.2 0.3 0.4 0.6 0.8 1.1 1.4 1.6 1.9 2.2 2.8 5.4
655000
660000
665000
670000
5440000
5435000
5430000
5425000
Scale 1:135000
2500 0 2500
(metres)
WGS 84 / UTM zone 21N
New Found Gold Corp.
Project #900961
Newfoundland, Canada

Figure 9.37: Vertical Gravity (gD) from equivalent source processing (milligal). Source NFGC (2021)

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

10	Drilling

10.1	2019 Drilling

In October–December 2019, NFGC carried out a ten-hole diamond drill program at Queensway North. The program totalled 1,985 m of HQ core and targeted the Keats, Dome, H-Pond, Glass and 1744 Prospects. An overview of collar locations is provided in Figure 10.1. A full list of collar details is provided in Appendix B, Table B.2.

Drilling was carried out by New Valley Drilling of Springdale, NL using an EF-50 skid rig equipped to drill HQ size core. A dozer was used to clear drill sites and move the rig. All core was placed in labelled wooden boxes, which were collected daily by NFGC personnel. All collars were marked with pickets and foresighted by NFGC personnel using RTK GPS receivers. All completed holes were plugged and cemented and finally marked with a metal post to identify the hole and act as a hazard warning. Downhole dip data were collected using the Reflex EZ Shot by the drill crews near the beginning and end of each hole, with a 50 m spacing between tests where possible. Core was also oriented using the Reflex HQ ACT-III system.

All core was logged by Ken Rattee and Michael Regular of NFGC in a core logging facility at Gander, NL. Samples were cut and half-core samples were sent for preparation to ALS Minerals in Timmins, Ontario and Moncton, New Brunswick. From there, pulps were shipped to ALS Vancouver, British Columbia, for analysis. Details of sample preparation, analytical methods and drilling data quality management systems are provided in section 11.

An overview of significant intercepts of the 2019 drilling campaign is presented in Table 10.1. Detail on results for individual prospects are provided in Sections 10.1.1 to 10.1.4.

The QP is not aware of any drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results.

10.1.1	Keats

Significant Au mineralization was intercepted in hole NFGC-19-01 with best result was 18.16 m @ 86.12 g/t Au from 95 m in NFGC-19-01, including 4.43 m @ 340.35 g/t Au from 105 m (true width). The intercept contained considerable visible Au and wall rock sulfidation consisting of pyrite and lesser arsenopyrite. Traces of arsenopyrite, chalcopyrite and boulangerite were found within the quartz vein material. The quartz vein was notably vuggy and exhibited textures (Figure 10.2). A second mineralized zone (2.23 m @ 3.54 g/t Au, true width) was intersected at 177.5 m with associated Au mineralization in lesser quartz stockwork form. Both fault zones intersected in the hole are believed to be secondary to the regional Appleton fault zone.

Hole NFGC-19-02 drilled 160 m south of NFGC-19-01 also intersected the second order fault structure found in NFGC-19- 01 with associated narrower quartz veinlets and wall rock sulfidation (pyrite and arsenopyrite) and visible Au in quartz. The best intercept was 3.61 m @ 2.55 g/t Au from 147 m (true width) and containing visible Au. Exhibiting a similar width and structural control to NFGC-19-01.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

The results of hole NFGC-19-02 suggest a strike length up to 300 m. The true width is estimated to be 90% of the down-hole interval based on an interpreted orientation of mineralization of 146/63.

Table 10.1: Significant intercepts of the 2019 program. The significant intercepts are reported at a cut-off grade of 1 g/t Au, a minimum length of 2 m and maximum internal dilution of 2 m. Included high-grade intercepts are reported at a cut-off grade of 10 g/t Au, a minimum length of 0.2 m and no internal dilution. Expected true widths were determined based on the following interpreted orientations of mineralization: Keats 146/63, 1744 300/74, H-Pond 300/65, Dome 167/70.

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-19-01	95	115.5	86.12	20.5	18.16	89%	0.89	Keats
Including	105	110	340.35	5	4.43	89%	0	Keats
Including	110.5	111	15.65	0.5	0.44	89%	0	Keats
Including	114	115	13.7	1	0.89	89%	0	Keats
NFGC-19-01	177.5	180	3.54	2.5	2.23	89%	0	Keats
NFGC-19-02	147	151	2.55	4	3.61	90%	0.9	Keats
NFGC-19-03	20.9	21.5	162.5	0.6	0.53	89%	0	Dome
NFGC-19-04	nsr							Dome
NFGC-19-05	231	241	2.51	10	3.06	31%	1.22	Glass
Including	231	232	10.8	1	0.31	31%	0	Glass
NFGC-19-06	nsr							Glass
NFGC-19-07	nsr							Glass
NFGC-19-08	nsr							Glass
NFGC-19-09	165	167	17.55	2	0.92	46%	0	1744
NFGC-19-10	21	26	1.23	5	2.51	50%	1	1744

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

657000E
661500E
666000E
N
Appleton Fault Zone
JBP Fault Zone
5431500N
5427000N
5422500N
007984M
NFGC-19-01
NFGC-19-02
NFGC-19-03
NFGC-19-04
NFGC-19-05
NFGC-19-06
NFGC-19-07
NFGC-19-08
NFGC-19-09
NFGC-19-10
Drill Collars 2019
NFGC Drill Collar
Historic Drill Collar
Mineralized Trend
License 007984M
License 023863M
License 023720M
Queensway Roads
0
1
2 km
07 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2020)
rsc

Figure 10.1: Collar locations of the 2019 Diamond Drill Program.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 10.2: Visible Au in core from hole NFGC-19-01. A, C, D) visible Au in NFGC-19-01; B) vuggy quartz texture in hole NFGC-19-01. Source: NFGC (2020).

Figure 10.3: High-grade Au quartz vein in NFGC-19-01 (Keats Zone). Source: NFGC (2020).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

10.1.2          Dome

Holes NFGC-19-03 and 04 both intersected mineralization at Dome, with a best intercept of 0.53 m @ 162.5 g/t Au from 20.9 m (true width) in NFGC-19-03. NFGC-19-03 intersected the main vein at a depth of 20.9 to 22.0 m with a second vein from 24.9 to 25.5 m.

Visible Au appears to be primarily confined to the vein margins. The vuggy nature of the quartz and similarity in texture to the veining intersected at the Keats Zone suggests similar emplacement mechanisms.

True width of mineralization in NFGC-19-03 is estimated to be 85% of the down-hole interval based on an interpreted orientation of mineralization of 167/70.

10.1.3          H-Pond

The Glass vein system was discovered in 2017 and excavated by NFGC in 2017 and 2018. The Glass vein system is thought to be a parallel vein system to the H-Pond mineralized zone, ~100 m to the east (Figure 10.4).

Mineralization was intersected in hole NFGC-19-05, which returned 3.06 m @ 2.51 g/t Au from 231 m (including 0.31 m @ 10.8 g/t Au from 231 m) in NFGC-19-05 (true width). This intercept extends the H-Pond mineralized zone by roughly 150 m along strike. The intercept was marked by significant iron-carbonate alteration zone. The Glass vein array was noted in holes NFGC-19-06 to -08, though no significant mineralization was intercepted.

The true width of mineralization in NFGC-19-05 is estimated to be 30-40% of the down-hole interval based on an interpreted orientation of mineralization of 300/65.

10.1.4          1744 Prospect

Holes NFGC-19-09, 10 were drilled along strike from the H-Pond and Glass vein systems (Figure 10.4) in an area with very high Au-in-till results and several float samples containing visible Au. Both holes intercepted new vein systems with a best intercept of 0.92 m @ 17.55 g/t Au from 165 m in NFGC-19-09 (true width). The intercept shows alteration and sulfide mineralization that are strikingly similar to the intercept in NFGC-19-05 (Figure 7.13). The intercept in NFGC-19-09 is thought to be an extension of the H-Pond mineralized zone, roughly 500 m along strike (Figure 10.4).

The true width of mineralization in NFGC-19-05, 09, 10 is estimated to be 30-40% of the down-hole interval based on an interpreted orientation of mineralization of 300/75.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

N
1744 very high gold in till anomaly 2 Holes Completed
Float Sample 83g/t Au
NFGC-19-10
NFGC-19-09
Float Sample 23g/t Au
Glass Showing Veins Plotted 4 Holes Drilled
Grab Sample 45g/t Au
NFGC-19-07
NFGC-19-06
NFGC-19-05
NFGC-19-08
H-Pond Zone known mineralization over an 800m strike length
HP-04-03 3.4m @ 11.7g/t
0 75 150 300 Meters
Linear Gold Project
Diamond Drill Hole Intercepts
0.1 - 0.5 g/t Au
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
Rock Samples
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
Drill Hole Trace
Veined Intervals 2019 Drilling
EM/Mag Interpreted Faults
NEWFOUND GOLD CORP

Figure 10.4: Plan-view interpretation of the JBP Fault Zone with major vein sets. Source: NFGC (2020).

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

10.2            2020–2021 Drilling

In August 2020, NFGC commenced a 200,000-m drill program at the Queensway Project. The program is targeting a 7.8-km long corridor along the Appleton Fault and a 12.4-km corridor along the JBP fault. Up to and including 27 May 2021, NFGC completed 210 diamond holes for a total of 46,451 m of HQ core. An overview of collar locations is provided in Figure 10.5. A full list of collar details is provided in Appendix B, Table B.3.

Drilling contractor New Valley Drilling of Springdale, NL, drilled with four rigs using two EF-50 and one A5 skid-mounted rig along with a track-mounted CS-1000, equipped to drill HQ size core. In February 2021, NFGC contracted Rally Drilling (Rally) of Sussex, NB. Rally drilled with three HTM2500 skid-mounted rigs and a track-mounted CS-1000, all equipped to drill HQ size core. Excavators were used to clear drill sites and move the rigs. Collars were foresighted by NFGC personnel using RTK GPS receivers and marked with pickets. Drill alignments were completed with a TN14 gyrocompass. Core was collected twice daily by NFGC personnel. All completed holes were plugged and marked with a metal post to identify the hole and act as a hazard warning. Downhole dip data were collected by the drill crews, using the Reflex EZ-Trac, starting at 15 m past the casing and at 50-m intervals downhole. An exit survey was completed at 15-m intervals upon completion of the hole.

All core was logged by NFGC geologists under supervision of Miguel Nassif and Greg Matheson of NFGC in a core logging facility in Gander, NL. Samples were cut or split on site and half-core samples were sent for preparation to ALS Minerals in Sudbury, Ontario and Moncton, New Brunswick or to Eastern Analytical in Springdale, Newfoundland. The pulps prepared by ALS were shipped to ALS Vancouver, British Columbia, for analysis. The pulps prepared by Eastern Analytical remained in Springdale, Newfoundland, for analysis. Details of analytical methods and data quality management systems are provided in section 11. As of the 27th of May, complete assay results for 136 holes were received. The assay results of these holes are discussed in sections 10.2.1 to 10.2.7 and presented as significant intercepts in Appendix C, Table C.3. For 23 holes only partial results were available. These partial results have not been included in the Report because in most instances the pending results were associated with high-grade sample intervals submitted for metallic screening.

In March 2021, NFGC contracted DGI Geoscience to undertake a downhole wireline logging campaign to collect optical televiewer (OTV), acoustic televiewer (ATV), natural gamma and gamma-gamma density data. As of 27 May 2021, 106 holes were surveyed. Four holes were skipped due to hole collapse or unstable borehole wall conditions. OTV and ATV data were captured for all holes surveyed, gamma-gamma density and natural gamma data were collected for 54 holes only, as these probes were added later during the programme. The OTV and ATV data are interpreted to obtain structural data, which facilitates a better understanding of the structural controls on mineralization.

The QP is not aware of any drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

657000E
660000E
663000E
666000E
N
5433000N
5430000N
5427000N
5424000N
5421000N
Appleton Fault Zone
JBP Fault Zone
023861M
023860M
798
006821M
024136M
023864M
023862M
1744
023863M
023874M
Glass Pond
H Pond
024031M
Trench 26
Lotto
Little Zone
Dome
Hornet
Road
Golden Joint
Cokes
Keats
023987M
024026M
023861M
023721M
Pocket Pond
023866M
024264M
024141M
024140M
023875M
Bowater
TCH
022216M
Bullet
The Knob
023804M
024997M
022491M
024266M
Letha
Logan
Lachlan
Grouse
023962M
024265M
024138M
024139M
025008M
030714M
030768M
Drill Collars
2020-2021
2019
Historic drilling
Mineralised Trend
Queensway License Areas
Trans Canada Highway
05 July 21
CRS: NAD83 / UTM zone 21
Data Source: NFGC (2021)
0
1
2 km

Figure 10.5: Collar locations of the 2020–2021 diamond drilling program.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

10.2.1          Keats

The 2020–2021 drilling has intersected significant mineralized intervals at Keats and has confirmed the presence of high-grade near-surface Au mineralization, as well as down-plunge continuity over ~425 m strike length. A full overview of significant intercepts is presented in Appendix C, Table C.3, and a summary of the best intercepts is presented in Table 10.2.

The drill results suggest that the high-grade mineralization is largely constrained within the Keats Fault Zone, dipping ~146/63 and plunging southwest by ~30° (Figure 10.6, Figure 10.7, Figure 7.11). Holes are drilled at an azimuth of 300 with a dip of 45°, hence, the true widths of mineralization are estimated to be 88–95% of the downhole interval.

Results from holes NFGC-21-85 (2.7 m @ 49.41 g/t Au from 108.45 m, true width) and NFGC-20-26 (5.49 m @ 2.59 g/t Au from 65.7 m, including 0.31 m @ 824 g/t Au from 73.5 m, true width) demonstrate that the high-grade zone is not closed off and highlight the potential to extend the zone in the off-plunge direction (Figure 10.7).

Observations from downhole televiewer data suggest that bedding planes are steeply west-dipping, and that mineralization is associated with a zone of intense, and possibly drag-related, folding within the Keats Fault Zone. Structural data from downhole televiewer logging record a steep, bedding parallel vein set, a sub-horizontal, shallowly east-dipping vein set, and a possible set of veins dipping ~45° to the south-southwest (Figure 7.11). Gold mineralization is primarily associated with bedding-discordant brittle veins. The structural, textural, and mineralogical characteristics of the different sets will be the target of investigation in 2021.

NFGC is currently investigating the relationships of different vein sets with mineralization and aims to better characterize the veins through detailed petrography and geochemical studies.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table 10.2: Best intercepts of the 2020–2021 program for Keats. Significant intercepts are reported at a cut-off grade of 1 g/t Au, a minimum length of 2 m and maximum internal dilution of 2 m. Included high-grade intercepts are reported at a cut-off grade of 10 g/t Au, a minimum length of 0.2 m and no internal dilution. Expected true widths were determined based on an interpreted orientation of mineralization of 146/63. A full overview of significant intercepts is presented in Appendix C, Table C.3

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-20-59	71.75	89.45	124.51	17.7	15.91	90%	0.54	Keats
Including	71.75	73.3	186.52	1.55	1.39	90%	0	Keats
Including	77.25	78.15	38.6	0.9	0.81	90%	0	Keats
Including	78.6	80.1	49.88	1.5	1.35	90%	0	Keats
Including	81.15	83.15	557.35	2	1.8	90%	0	Keats
Including	87.75	89.05	505.57	1.3	1.17	90%	0	Keats
NFGC-21-118	211.15	224.8	61.76	13.65	12.33	90%	1.27	Keats
Including	211.15	213.05	292.53	1.9	1.72	90%	0	Keats
Including	218.65	220.25	116.11	1.6	1.45	90%	0	Keats
Including	221.45	222.45	56.93	1	0.9	90%	0	Keats
Including	222.85	223.6	34.19	0.75	0.68	90%	0	Keats
NFGC-21-122	33.65	43.85	95.77	10.2	8.97	88%	1.62	Keats
Including	34.7	36	30.77	1.3	1.14	88%	0	Keats
Including	37.45	39	454.67	1.55	1.36	88%	0	Keats
Including	39.45	40	20.16	0.55	0.48	88%	0	Keats
Including	42.85	43.85	202.87	1	0.88	88%	0	Keats
NFGC-21-137	68.8	74	321.14	5.2	4.68	90%	1.71	Keats
Including	71.5	74	667.17	2.5	2.25	90%	0	Keats
NFGC-21-182	289.4	298.45	167.4	9.05	8.08	89%	1.79	Keats
Including	291	292	10.18	1	0.89	89%	0	Keats
Including	296.45	298.45	747.89	2	1.79	89%	0	Keats
NFGC-21-182	300	319.4	115.12	19.4	17.37	90%	1.61	Keats
Including	302	312	219.43	10	8.95	89%	0	Keats
Including	315	316	15.87	1	0.9	90%	0	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Figure 10.6: Plan view of the Keats prospect with assays >0.1 g/t Au projected to surface.

Figure 10.7: Keats long-section showing the plunge of the high-grade Au mineralization. If a single hole has multiple significant intercepts, only the Au grade of the best intercept is shown. Significant intercepts are reported at a cut-off grade of 1 g/t Au, a minimum length of 2 m and maximum internal dilution of 2 m. Expected true widths were determined based on an interpreted orientation of mineralization of 146/63. A full overview of the significant intercepts is presented in Appendix C, Table C.3. Source: NFGC, 2021.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

10.2.2          Lotto

The 2020–2021 drilling has intersected significant mineralization at Lotto and has demonstrated good continuity of high-grade Au mineralization to a vertical depth of 130 m below the surface, where it remains open. A full overview of significant intercepts is presented in Appendix C, Table C.3. The best results include (true widths):

•	4.38 m @ 105.53 g/t Au from 115.2 m (including 1.38 m @ 332.97 g/t Au from 118.8) in NFGC-21-100;

•	4.15 m @ 38.79 g/t Au from 34.95 m (including 1.36 m @ 108.58 g/t Au from 35.25) in NFGC-20-17;

•	3.99 m @ 35.18 g/t Au from 152.7 m (including 0.68 m @ 193.31 g/t Au from 156.6 m) in NFGC-21-109; and

•	2.59 m @ 53.3 g/t Au from 186 m (including 1.42 m @ 95.57 g/t Au from 187.4 m) in NFGC-21-115.

These intervals are interpreted to be part of the same, steeply east-dipping structure (097/73, Figure 10.9). Holes were drilled mostly at an azimuth of ~300° with a dip of 45° and the true width of mineralization is estimated to be 80–90% of the downhole interval.

The steep structure is interpreted to be part of a network of north-striking vein sets occurring over an area of 300 m x 200 m, which is in turn interpreted to be a set of secondary structures associated with the Lotto Baseline Fault (Figure 10.8). High-grade mineralization is interpreted to be associated with fault splays and structural intersections.

Optical televiewer data suggest that bedding orientations are steeply east-dipping. An association between mineralization and intense (drag-related) folding as at Keats is not established at Lotto.

Drilling is ongoing at the Lotto target and aims to better constrain the geometry and extent of the mineralized system. Areas along strike to the south and north from NFGC-21-115 and NFGC-21-109 have been identified as priority drill targets.

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Figure 10.8: Plan view of the Lotto Zone with assays >0.1 g/t Au projected to surface.

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Figure 10.9: Lotto cross-section 6,450N (looking north, section-width 20 m). Source: NFGC (2021).

10.2.3            Little-Powerline Zone

In August 2020, NFGC drilled six holes at the Little Zone target, west of the AFZ, ~1 km northwest of Keats. Significant intercepts are presented in Appendix C, Table C.3, and include (apparent widths):

•      2.5 m @ 1.78 g/t Au from 31.8 m in NFGC-20-11; and

•      5.5 m @ 4.04 g/t Au from 21 m in NFGC-20-12.

These results demonstrate significant near-surface mineralization. In addition, hole NFGC-20-14 returned two intercepts of high-grade silver mineralization (apparent widths):

•      2.0 m @ 253.8 g/t Ag from 11 m in NFGC-20-14; and

•      1.0 m @ 94.9 g/t Ag from 57 m in NFGC-20-14.

This is the first instance of high-grade silver being identified on the Queensway property. Silver mineralization is located proximal to the Little-Powerline Au-bearing structures. Further geological investigation is ongoing to determine the significance of these intervals and to develop a follow-up plan for additional drilling.

Gold mineralization at the Little-Powerline Zone appears to be associated with a north-striking fault but the exact relationship remains poorly constrained at this stage and true widths could not be determined.

10.2.4            Knob

In February–April 2021, NFGC drilled 16 holes at the Knob target, along the AFZ. As per 27 May, results for nine holes were received. Significant intercepts are presented in Appendix C, Table C.3, and include (apparent widths):

•      2.45 m @ 2.91 g/t Au from 42.85 m in NFGC-21-159;

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•      3.35 m @ 1.43 g/t Au from 39.3 m in NFGC-21-124;

•      4.4 m @ 1.06 g/t Au from 24 m in NFGC-21-107; and

•      2.75 m @ 1.51 g/t Au from 30.9 m in NFGC-21-117.

The orientation of mineralization at Knob is poorly constrained at this stage and true widths could not be determined.

Depending on the outcome of the pending assay results, further geological investigation will be conducted to identify priority follow-up targets.

10.2.5            Dome

Between November 2020 and May 2021, NFGC drilled six holes at the Dome target, along the AFZ. As per 27 May, results for five holes were received. Significant intercepts are presented in Appendix C, Table C.3, and include (true widths):

•      2.61 m @ 1.96 g/t Au from 84 m in NFGC-20-55; and

•      6.22 m @ 1.76 g/t Au from 113.6 m in NFGC-20-66;

The drill results suggest that the mineralization is dipping ~170/69. Holes are drilled at various angles and the true width of mineralization is estimated to be 70–90% of the downhole interval.

10.2.6            Cokes

In March–April 2021, NFGC drilled six holes at the Cokes target, along the AFZ. As per 27 May, results for two holes were received. Significant intercepts are presented in Appendix C, Table C.3, and include (apparent widths):

•      14.85 m @ 3.61 g/t Au from 18.85 m in NFGC-21-157;

•      3.85 m @ 2.23 g/t Au from 55.2 m in NFGC-21-157;

•      6.0 m @ 1.84 g/t Au from 61 m in NFGC-21-157; and

•      4.5 m @ 2.04 g/t Au from 105 m in NFGC-21-157.

The orientation of the mineralization at Cokes is poorly constrained at this stage and true widths could not be determined.

10.2.7            Road

In December 2020, NFGC drilled two holes at the Road target, along the AFZ. As per 27 May, results for both holes were received and these include (true widths):

•      2.58 m @ 35.36 g/t Au from 23.5 m (including 0.57 m @ 104.5 g/t Au from 23.5 m) in NFGC-20-71;

•      2.82 m @ 9.06 g/t Au from 48.8 m (including 0.48 m @ 30.7 g/t Au from 49.7 m) in NFGC-21-71; and

The drill results suggest that the mineralization is dipping ~255/40. Holes are drilled at an azimuth of 050° with a dip of 45°, hence, the true width of mineralization is estimated to be ~95% of the downhole interval.

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11            Sample Preparation, Analyses and Security

11.1            Sample Preparation

Sample preparation techniques for the Queensway Project are detailed below. The QP’s assessment of the appropriateness of these procedures is detailed in Section 11.4.

11.1.1            Till Samples 2016–2018

All samples collected in 2016 and 21 samples collected in 2018 were processed by Overburden Drilling Management (ODM) for Au grain analysis without heavy mineral concentrate preparation. The processing steps are illustrated in Figure 11.1. Twenty-one (21) samples were chosen from the 2018 till program for tabling following geochemical analysis.

Following excavation, the till samples were hand screened into a pail on site to -8 mm to remove most of the large clasts. Approximately 13 kg of the sieved -8 mm fraction, along with ~1 kg of the +8-mm pebbles, was packed in a heavy-duty plastic bag and sealed with a cable tie. The -8-mm fraction was used for analysis and the pebbles were reserved for lithological logging.

Overburden Drilling Management processed the samples using procedures designed specifically for extracting Au grains. Sample weights of all fractions were recorded, along with observations of the physical characteristics of both the samples and any recovered Au grains. A 500-g split (~400 g dry weight) was set aside for geochemical analysis. The remaining bulk sample material was wet-screened at 2 mm and a primary -2-mm table concentrate was prepared.

The concentrates obtained by tabling were typically 300–400 g at ~10–25% heavy minerals to yield a high (~80–90%) recovery rate for all useful indicator minerals with specific gravity (SG) of >3.2 g/cm3, irrespective of grain size. The Au grains, which are mostly (>95%) silt-sized (Averill, 2001), were separated from the table concentrates by micro-panning and were counted, measured and classified by degree of wear (i.e. distance of glacial transport). The relative abundances of sulfides or other indicator minerals or metallic contaminants were also estimated, and the expected Au assay value of the contained Au grains was calculated.

A ~250–300 g subsample of the reserved 500-g geochemistry split was dry-sieved to produce a 30-g -63-µm fraction for geochemical analysis. The samples typically yielded 15–30% fines. The remainder of the 500-g split and the +63-µm fraction of the sieved portion were archived.

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Figure 11.1 Processing flowsheet for gold grains without heavy mineral preparation. Source: ODM 2021.

11.1.2            Till Sampling 2020–Present

Till samples collected in 2020 and beyond were processed using ODM’s Heavy Mineral Concentrate (HMC) preparation method (Figure 11.2). This method is designed to concentrate the heavy minerals, expose the Au grains, and prepare a heavy mineral concentrate suitable for geochemical analysis. Field preparation of the till samples was the same as for 2016–2018.

At ODM, the sample was wet screened at 2 mm and a preliminary concentrate was extracted from the 2-mm fraction by tabling. Geological characterization of the sample was done during the screening and tabling operations. The concentrates obtained by tabling were typically 300–400 g at ~10–25% heavy minerals to yield a high (~80–90%) recovery rate for all useful indicator minerals with an SG of >3.2 g/cm3, irrespective of grain size. The Au grains were separated by micro-panning and were counted, measured and classified by degree of wear (i.e. distance of glacial transport); then grains were returned to the table concentrate. The overall pyrite content of the pan concentrate was estimated and the number of grains of heavier, visually distinctive indicator minerals such as arsenopyrite, galena and scheelite was recorded.

To obtain a consistent heavy mineral product suitable for geochemical analysis, the 2.0-mm table concentrate was separated in methylene iodide (SG = 3.3 g/cm3). Magnetite was removed from the heavy liquid concentrate using a ferromagnetic separator, leaving a pure, nonferromagnetic HMC that contains the previously observed Au grains and any sulfide minerals (most sulfides are expected to have been removed by weathering). The approximate Au contribution of the observed Au grains to the non-ferromagnetic HMC was calculated from the number of grains found, their measured dimensions, their approximate specific gravity, and the weight of the HMC.

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Figure 11.2 Processing flowsheet for gold grains with heavy mineral concentrate preparation. Source: ODM 2021.

11.1.3            Grab and Trench Samples

Rock grab samples were collected from outcrop, sub-crop or boulders (float), as well as trenches; primarily where mineralization was observed. For each rock grab sample, the pertinent information including the UTM location was recorded as well as the unique sample ID number. The rock samples were placed in a plastic bag along with the sample tag, and the sample tag number was written in duplicate using a permanent marker on the outside of the bag. The bag was then sealed, transported back to the field office, and safely stored before shipping. Prior to the 2020 field season, all sample data recorded in the field were entered into a master rock sample spreadsheet and subsequently imported into the MX Deposit database management software using drop-down validation to prevent errors. Since the 2020 field season, data were entered directly into the MX in the field using hand-held tablet computers.

11.1.4            Diamond Drill Core Samples

Diamond drill core was sampled as HQ half-core. Samples were selected and marked after logging by NFGC geologists, before being split at NFGC’s dedicated core processing facility in Gander, NL. Samples were split and placed in clean plastic sample bags with the sample ID written on the outside of the bag and a sample ID tag inserted into the bag. The sample bags were sealed and combined into rice sacks of five samples, which were sealed with zip ties and placed into collapsible totes for dispatch. Sample tags are stapled into the core boxes at the end of each sample interval.

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Sample preparation procedures used at EA and ALS are detailed below. The QP’s assessment of the appropriateness of these techniques is presented in Section 11.4.

11.1.4.1            Eastern Analytical

Figure 11.3 presents a flow chart of the sample preparation procedure used at EA. For standard samples (expected <1.0 ppm Au), assay preparation procedures at EA involved crushing of the entire sample in a jaw crusher to 80% passing -10 mesh (2 mm). A 250-g aliquot was collected using a Humboldt open pan riffle splitter and the remainder was bagged and stored as a coarse reject. To achieve the target split weight, the half-lots from one side were passed through the Humboldt riffle splitter several times, creating progressively smaller splits, until a split weight as close to, but not less than, 250 g was achieved. Next, a measured scoop was used to collect a 250-g aliquot from the split and the remainer was returned to the coarse reject bag. The 250-g aliquot was pulverized to 95% passing -150 mesh (106 µm) using a TM Engineering ring-mill pulverizer and collected in the master pulp bag. From this bag, 30-g pulp aliquot was collected using a scoop and analyzed by fire assay.

Since 2019, samples with 30-g fire assay results >1 ppm Au and samples with expected high Au grade were analyzed by screen fire assay (EA method Au Met.). For the metallic screen assay, the entire sample was crushed in a jaw crusher to 80% passing 10 mesh (2 mm). Hereafter, the entire sample was pulverized to 95% passing -150 mesh (106 µm) in a TM Engineering four-head ring-mill pulverizer, using 1,000-cc bowls. The pulverized material was passed through a -150-mesh screen. Depending on the sample size, multiple screens could be used. The total coarse fraction (+106 µm) was weighed and analyzed by fire assay.

11.1.4.2            ALS Minerals

Figure 11.4 presents a flowchart of the sample preparation procedure used at ALS Moncton and Timmins. For standard samples (expected <1 ppm Au), assay preparation procedures at ALS involved crushing of the entire sample in a Boyd Mk 4 crusher to 85% passing -10 mesh (2 mm; CRU-36). A 1,000-g aliquot was collected by standard riffle split and the remainder was bagged and stored as coarse reject. To achieve the target split weight, the half-lots from one side were passed through the riffle splitter multiple times, generating progressively smaller splits. Depending on the initial sample weight, a selection of half-lots was combined to form a 1,000-g aliquot. This aliquot was pulverized to 85% passing -200 mesh (75 µm) using an LM2 ring-mill pulverizer (PUL-32) and collected in the master pulp bag. From this bag, 100–140 g was scooped using the lab split sample envelope and sent to the analytical facility and analyzed by fire assay.

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Since 2019, samples with 30-g fire assay results >1 ppm Au and samples with expected high Au grade were analyzed by screen fire assay (ALS method Au-SCR24C). For the metallic screen fire assay procedure, if the sample was 3 kg or less in weight, the entire sample was crushed in a Boyd Mk 4 or Terminator jaw crusher to 70% passing 10 mesh (2 mm; CRU- 21). Up until January 18, 2020, if the received weight was larger than 3 kg, the crushed sample was split into two lots (‘A’ and ‘B’), which were both processed and analyzed using the procedure detailed below. On January 18, 2021, after a careful review of the A and B samples, NFGC decided to cease analyzing the excess (>3 kg) material and store any excess material as a coarse reject. The crushed sample was pulverized in an LM2 (PUL-32) to 85% passing 200 mesh (75 µm) using bowls with a capacity of 1 kg. The pulverized material was combined on a mat and homogenized by four-corner rolling. Following homogenization, the sample was dry-screened using two -150 mesh (106 µm) screens. The oversize material, including the screens, were combined forming the (+) fraction. The undersize lots would be combined on a mat and homogenized by four-corner rolling, forming the (-) fraction. From the (-) fraction, ~300 g was scooped using an envelope. Both the (+) and the (-) fraction were shipped to the analytical facility.

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Core interval selected for sampling
First split (Core saw)
Half core 1 submitted for analysis
Half core 2 archived
High grade Au?
Yes, SFA
No, FA + AAS
Half core 1 crush to 80% passing 2 mm in TM engineering Terminator or Rhino jaw crusher
Crush sizing QC (1 in 50). 5 – 10 g scooped from pan. Dry sieved, over and undersize returned.
Split sample in up to four 1 kg lots. Pour from bag in bowl. Weighed to ensure equal divide
Bowl 1: Pulverize to 95% passing 106 µm in TM Engineering 4 head ring-mill pulverizer in a 1000 cc bowl
Bowl 2: Pulverize to 95% passing 106 µm in TM Engineering 4 head ring-mill pulverizer in a 1000 cc bowl
Bowl X: Pulverize to 95% passing 106 µm in TM Engineering 4 head ring-mill pulverizer in a 1000 cc bowl
Combine sample material from bowls
Pulp sizing QC (1 in 50), collect 5 – 10 g using a scoop. Dry sieved, over and undersize returned.
Second split (if sample size requires use of additional screen): Split in two parts by pouring from bag on screens. Equal division by visual assessment.
Third split: Lot 1: Shake and screen using reusable 106 µm screen
Third split: Lot 2: Shake and screen using reusable 106 µm screen
Oversize Lot 1
Undersize Lot 1
Oversize Lot 2
Undersize Lot 2
Combine oversize lots ((+) fraction)
Combine undersize lots and homogenize on parchment paper by four-corner roll ((-) fraction)
Transfer to analytical station
Transfer to analytical station
Oversize usually varies between 5 and 80 g, up to 2 FA charges to be assayed.
Fourth split: split (-) fraction in 40 g lots using a scoop
40 g
40 g
150 – 200 g
FA + Gravimetric, AAS or hybrid
FA + Gravimetric, AAS or hybrid
FA + Gravimetric, AAS or hybrid
Lab split pulp reject. Sent to ALS for ICP-61 analysis (multi-element 4A ICP-AES)
Coarse reject (Storage at prep facility
Half core 1 crush to 80% passing 2 mm in TM engineering Terminator or Rhino jaw crusher
Crush sizing QC (1 in 50). 5 – 10 g scooped from pan. Dry sieved, over- and undersize returned.
Second split (Riffle Split) Split to 250 – 500 g
Remainder
250 – 500 g
250 – 500 g
Third split (Measured scoop) Splits ~250 g
Crush repeat sample (1:20) Repeat samples undergo same procedures as originals
Up to 250 g
~250 g
Pulverize to 95% passing 106 µm in TM Engineering ring-mill pulverizer in a 250 cc bowl.
Empty bowl on brown parchment paper
Pulp sizing QC (1 in 50), collect 5 – 10 g using a scoop. Dry sieved, over and undersize returned.
Homogenize sample on parchment paper by four-corner roll (minimum 20 rolls)
Pulp repeat?
No
Yes
250 g
250 g
Split for pulp repeat samples (1 in 20). Sample poured from parchment paper into envelope
125 g (only if pulp repeat sample taken)
125 g
Transfer lab split bag to analytical station
Pulp repeat samples undergo same procedures as originals
Fourth split, using scoop to collect 30 g from master pulp bag
95 – 220 g
30 g
Master pulp reject. Sent to ALS for ICP-61 analysis (multi-element 4A ICP-AES)
FA + AAS
Yes
>10 ppm
No
Final FA + AAS result
30 g lab check sample (1 in 20)
Lab check FA + AAS result

Figure 11.3: EA Laboratory flow chart. Splitting steps are highlighted in blue, QC steps in purple.

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Core interval selected for sampling
First split (Core saw)
Half core 1 submitted for analysis
Half core 2 archived
Yes, SFA (Au_SCR24C)
High grade Au?
No, FA + ICP-AES (Au-ICP21)
Half core 1 crushed 70% passing 2 mm. Rocklabs Boyd Mk 4 or TM Engineering Terminator (CRU-21)
No crush sizing QC
Sample <3 kg
Weight
Sample >3 kg
Second split (Riffle Split)
3 kg
Remainder
Coarse reject (Storage at prep lab)
Split sample in up to three 1 kg lots. Pour from bag in bowl
Bowl 1: pulverizing up to 1 kg of crushed material to 85% passing 75 µm (PUL-32)
Bowl 2: pulverizing up to 1 kg of crushed material to 85% passing 75 µm (PUL-32)
Bowl 3: pulverizing up to 1 kg of crushed material to 85% passing 75 µm (PUL-32)
Combine and homogenize on mat using four-corner roll
Split for sizing QC (1:40). Spatula
Remainder
20 – 25 g
Third split: Split in two parts by pouring from bag on screens, weighing ensures equal split
Sizing QC to test 85% Dry sieving passing 75 µm, discarded after
Fourth split: Lot 1: Shake and screen using 106 µm screen
Fourth split: Lot 2: Shake and screen using 106 µm screen
Oversize Lot 1 + screen
Undersize Lot 1
Oversize Lot 2 + screen
Undersize Lot 2
Combine oversize lots and screens ((+) fraction)
Combine undersize lots and homogenize on mat by four-corner roll ((-) fraction)
Split undersize using a sample sleeve
300 g
Remainder
Fifth split: split undersize using a sample sleeve
Undersize reject storage at prep lab
Transfer to analytical laboratory
Transfer to analytical laboratory
Oversize can be very large, up to 10 FA charges to be assayed.
Sixth split: split (-) fraction using a scoop
50 g
50 g
50 g lab check sample (3 in 84)
150 – 200 g
FA + Gravimetric finish
FA + AAS
FA + AAS
Lab check FA + AAS result
Lab split pulp reject. Storage at analytical lab, discarded after 30 - 60 days
If over 100 ppm Au
Half core 1 crush 85% passing 2 mm in Rocklabs Boyd Mk 4 (CRU-36)
Second split (Riffle Split)
Remainder
1 kg
1 kg
Coarse reject (Storage at prep facility
Sizing QC (1 in 40). Dry sieving sample 2 mm sieve. Recombine under and oversize
Crush repeat sample (1:50) Repeat samples undergo same procedures as originals
Pulverize crushed material to 85% passing 75 µm in LM2 ring-mill pulverizer (PUL-32)
Empty bowl on mat and homogenize by four-corner roll, put in master split bag
Split for pulverising sizing QC (1 in 40 per machine used) using a spatula
980 – 975 g
20 - 25 g
Third split, using sample sleeve/envelope to scoop from master split bag
Sizing QC (1 in 40). Dry sieving to test 85% passing 75 µm, discarded after
100 – 140 g
835 – 880 g
Transfer lab split bag to analytical lab
Only if coarse reject <2 kg
Master pulp reject (Storage at preparation facility
Fourth split (Scoop directly from lab split bag)
30 g
30 g lab check sample (3 in 84)
40 to 110 g
FA + ICP-AES
Yes
>1.0 ppm
No
Final FA + ICP-AES result
Lab check FA + ICP-AES result
Lab split pulp reject. Storage at analytical lab, discarded after 30 - 60 days

Figure 11.4: ALS Laboratory flowchart. Splitting steps are highlighted in blue, QC steps in purple.

11.2            Analysis

A summary of the analytical methods used for the Queensway Project is shown in Table 11.1. Further detail on methods is provided below. The QP’s assessment of the appropriateness of these procedures is detailed in section 11.4.

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All geochemical laboratories used by NFGC (Eastern Analytical, Activation Laboratories and ALS) are accredited by the International Accreditation Service, which conforms with requirements of ISO/IEC 17025:2005. Eastern Analytical however is accredited for regular fire assays, but not for metallic screening.

Eastern Analytical, Activation Laboratories (Actlabs), and ALS are independent of NFGC.

Table 11.1: Analytical methods employed by NFGC for the Queensway Project.

Sample Type	From	To	Lab	Method	Description	Comment
Till	2016	2018	Maxxam Analytics (now Bureau Veritas)	BQL SOP-0001	Instrumental neutron activation	Au + 33 elements
Till	2016	2018	Bureau Veritas	AQ300	Aqua regia, ICP-ES	All elements except Au and As
Till	2018	2020	Actlabs	1H INAA	acid digest, instrumental neutron activation analysis	Au
Till	2018	2020	Actlabs	1H INAA/TD-ICP	4-acid digest, instrumental neutron activation analysis / ICP-OES finish	All elements except Au
Till	2020	May 2021	Actlabs	INAA	Instrumental neutron activation	Au + 34 elements
Till	2020	May 2021	Actlabs	AR-ICP	Aqua regia, ICP-OES	8 elements
Till	2016	2020	ODM	Non-HMC	Table separation and concentration	Au
Till	2020	May 2021	Overburden Drill Management	HMC	Table separation, heavy liquid and ferromagnetic separation	Au
Grab/Trench/Core	2016	May 2021	EA Springdale	Au AA40	30 g fire assay, AAS finish	Au
Grab/Trench/Core	2019	May 2021	EA Springdale	Au Met.*	Screen fire assay, AAS finish	Au, high-grade samples
Grab/Trench/Soil	2016	May 2018	EA Springdale	ICP-34	4-acid digest, ICP-OES finish	All elements except Au
Grab/Trench	2016	May 2018	EA Springdale	Au (Total Pulp Metallics)	Screen fire assay, AAS finish	Au, high-grade samples
Grab/Trench/Core	May 2018	May 2021	ALS Vancouver	Au-ICP21	30 g fire assay, ICP-AES finish	Au
Grab/Trench/Core	May 2018	2020	ALS Vancouver	ME-ICP41	Aqua regia, ICP-AES finish	All elements except Au
Grab/Trench/Core	2020	May 2021	ALS Vancouver	ME-ICP61	4-acid, ICP-AES	All elements except Au
Grab/Trench/Core	May 2018	May 2021	ALS Vancouver	Au-SCR21/- SCR24B/-SCR24C	Screen fire assay, AAS finish	Au, high-grade samples
* EA is not ISO-accredited for screen metallics

11.2.1      Till Samples

Till samples collected in 2016 were sieved to 63 µm and split into two subsamples both of which were submitted to Maxxam Analytics (Maxxam, now Bureau Veritas) in Mississauga, Ontario for geochemical analysis. From the first split, a 25-g aliquot was analyzed for Au and 33 trace elements by instrumental neutron activation analysis (INAA). No acid digestion was required prior to INAA analysis. From the second split, a ~0.5-g aliquot was analyzed at Bureau Veritas, Vancouver, British Columbia, for a suite of trace elements (Ag, Cu, Zn, Pb, Cd, Ni, Mo, Mn and S) by aqua regia digest with an inductively coupled plasma/optical emission spectrometry (ICP-OES) finish.

The 2018 till samples were sent to Activation Laboratories (Actlabs) in Ancaster, ON, and analyzed by INAA (Au, Actlabs code 1H INAA) and INAA Total Digestion (48 trace elements, Actlabs Code 1H INAA/TD-ICP). The analysis comprises a four-acid digest with NAA finish for Au, and either an NAA or ICP-OES finish for the remaining elements.

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The 2020 till samples were submitted to Actlabs, ON, for geochemical analysis. They were analyzed for Au and 34 trace elements by INAA (Actlabs method INAA), which uses up to a 60-g aliquot. No pulverization or acid digestion is required prior to analysis, and grains of Au and other indicator minerals remain intact for further analysis. The INAA method provides quantitative analyses for Au, As and Sb but most other elements cannot be quantitatively analyzed at levels useful for exploration. Therefore, a second split (1–5 g) was collected from each HMC and was pulverized and digested by aqua regia and analyzed for key indicator elements (Ag, Cu, Pb, Zn, Cd, Mo, Ni, Mn and S) by ICP-OES (Actlabs method AR ICP).

11.2.2      Grab, Trench, and Drill Core Samples

Prior to May 2018, all rock samples collected by NFGC were analyzed at EA in Springdale, Newfoundland. From May 2018 to 31 March 2021, approximately 90% of Au analyses was carried out by ALS Vancouver, and 10% was carried out by EA Springdale. From April–May 2021, 55% of Au analyses (50% of screen fire analyses) was carried out by ALS and 45% of Au analyses (50% of screen fire analyses) was carried out by EA. All multi-element analyses (100%) were carried out by ALS since May 2018.

Eastern Analytical maintains ISO 17025 Accreditation for Au fire assay and multi-acid ore grade assays of Cu, Pb, Zn, Ag, Fe and Co.

ALS Geochemistry laboratories are accredited to ISO/IEC 17025:2017 for Au fire assay and screen metallics, as well as multi-acid ore grade assays.

The analytical procedures used at EA and ALS are detailed below. The QP’s assessment of the appropriateness of these techniques is presented in section 11.4.

11.2.2.1    Eastern Analytical

A 30-g pulp aliquot was collected from the pulverized lot using a scoop and analyzed by fire assay with AAS finish (EA method Au AA30). The pulp rejects were sent to ALS for trace element analysis by ALS method ME-ICP41 (until March 2020) or ME-ICP61 analysis (March 2020–present).

Prior to 2019, samples returning >10 ppm Au were subject to a 30-g gravimetric fire assay. Since 2019, samples with 30-g fire assay results >1 ppm Au and samples with expected high Au grade were analyzed by screen fire assay (EA method Au Met.). For the metallic screen assay, the total coarse fraction (+106 µm) was weighed and analyzed by fire assay with various finishes. Beads were visually inspected, silver beads were analyzed by AAS, golden beads suspected to contain high Au were analyzed by gravimetric finish. In the event a bead does not dissolve by aqua regia digestion for AAS, the residual bead was subjected to gravimetric finish (hybrid). If required, the undersize fractions (-106 µm) were combined and homogenized by four-corner rolling on parchment paper. From the undersize lot, two 40-g samples were weighed and analyzed by fire assay with AAS, gravimetric or hybrid finish. The average of the two undersize results was taken and reported as the Au minus fraction. The combined Au content reported by the lab is a weighted average of the plus and minus fractions. The undersize reject was submitted to ALS for ME-ICP41 or ME-ICP61 analysis.

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11.2.2.2   ALS Minerals

At ALS Vancouver, a 30-g pulp split was collected from the pulverized lot using a scoop and analyzed by fire assay with ICP-AES finish (ALS method Au-ICP21). The lab split reject was submitted for trace element analysis by ALS method ME- ICP41 (until March 2020) or ME-ICP61 analysis (March 2020–present).

Prior to 2019, samples returning >10 ppm Au were subjected to a 30-g gravimetric fire assay. Since 2019, samples with 30- g fire assay results >1 ppm Au and samples with expected high Au grade were analyzed by screen fire assay (ALS method Au-SCR24C). For the metallic screen assay, the entire (+) fraction and the screens were analyzed by fire assay with a gravimetric finish. From the (-) fraction, two 50-g aliquots were weighed and analyzed by fire assay with an AAS finish (Au- AA26). Undersize samples returning >10 ppm Au were re-analyzed with a gravimetric finish. The average of the two undersize results was reported as the Au (-) fraction. The combined Au content reported by the lab is a weighted average of the (+) and (-) fractions. Until January 2021, the final Au value reported in the database was determined by combing the A and B results using a weighted average calculation.

11.3        Security

The collection, packaging, transport, and receipt of samples were conducted under a strict and traceable chain of custody (CoC). The collection and packaging of samples for shipping was undertaken by contractors of NFGC under the supervision of NFGC’s Chief Operating Officer, Greg Matheson, P.Geo. Samples were collected and stored in a dedicated area in the core shack under constant surveillance during the day, which is secured by lock and key at night and under video surveillance. A CoC document was created by the geologist/geo-technician that includes a list of sample numbers and signature lines for the courier and NFGC representative confirming the state of the shipment. For shipment, samples were inventoried before being placed in rice bags which were secured with a cable tie. The samples were then placed in shipping bins that were labelled with the shipping information.

Prior to May 2018, all of NFGC’s samples were transported directly to EA. All 2018 sampling was directly supervised by Mike Regular, and all samples were handled and shipped by Mike Regular.

Since May 2018, samples were analyzed at ALS Minerals, in Vancouver B.C. Sample preparation occurred at ALS Minerals Timmins, ON, Sudbury, ON and Moncton, NB. Samples were shipped to ALS by commercial courier on a regular basis. NFGC contractors delivered the sample bins to the shipping courier along with the CoC form. The CoC was signed and returned to NFGC for scanning and cataloguing. The sample shipment was virtually dispatched in the MX Database by the logging geologist for tracking and the laboratory was notified of the incoming shipment. Upon receipt by the laboratory, NFGC’s COO and database geologists were informed, and the samples were logged in and checked against NFGC’s submittal form and chain of custody document for any discrepancies.

Since February 2021, a portion of samples was analyzed EA and sample shipments were transported directly by NFGC contractors.

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11.4        Data Quality

All analytical data, collected and reported at the Queensway Project since May of 2018, have been collected under its data quality management system (DQMS), which is administered by Melissa Render P.Geo and Candice Ooi and with ultimate responsibility of Greg Matheson P.Geo. The DQMS includes a quality assurance (QA) component, through implementation of standard operating procedures (SOP) for all relevant work processes. Data quality was monitored continually through collection and analysis of control samples and final data quality has been assessed by the QP against NFGC’s DQO of identifying and delineating mineralization.

The below discussion centers on the diamond core sampling process and sample preparation and analytical processes at ALS and EA. Data quality management systems and data quality for the till sampling programmes were not independently reviewed by the QP. The risk associated with the data quality of these programmes is considered low with respect to the associated DQO of identifying and delineating mineralization.

11.4.1      Quality Assurance

Quality assurance (QA) is about error prevention and establishing processes that are repeatable and self-checking. The simpler the process, and the fewer steps required, the better, as this reduces the potential for errors (variance and bias) to be introduced into the process. This goal can be achieved using technically sound, simple and prescriptive SOPs and management systems.

11.4.1.1   Location Data

For location data, data quality is determined by the accuracy of collar locations and downhole surveys. No SOPs for collar and downhole surveys were sighted by the QP. The QP is aware that collars are surveyed by RTK GPS and downhole surveys are collected by Reflex EZ-Shot equipment by the drill crew.

The QP considers this level of QA appropriate with respect to the DQO but suggests putting a written SOP in place that details acceptable survey deviations and magnetic tolerances. Such an SOP should be available to the drill crew as well as the supervising geologist to facilitate a dialogue.

11.4.1.2   Geological Logging

For the geological data, data quality is determined by consistency of the logging between different geologists. An SOP for core logging was sighted by the QP as well as a reference document detailing the various project lithologies.

The logging SOP represents common practice and details how to log lithology, alteration and veining, how to collect structural information and how to use the TerraSpec Halo instrument. The lithology reference document provides additional detail and pictures of common lithologies and textures. The QP considers the level of QA broadly appropriate with respect to the DQO but suggests formalizing the SOP in a version-controlled, peer-reviewed document. The QP recommends investing time in identifying the key vein types and capturing these in the logging SOP, including a list of key characteristics. The QP recommends investing in a rock library of the key lithologies present in the project area to serve as a reference for logging geologists. The SOP contains no record of peer-review or cross-logging and the QP suggests routinely carrying cross-logging to monitor the consistency of the logging results.

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11.4.1.3   Density Data

Density data were not collected for the Queensway Project prior to 31 April 2021. Since April 2021, downhole density data were collected using a gamma-gamma compensated-density logging tool. The SOPs from the wireline survey contractor were not available for review and the QP cannot comment on the adequacy of the procedures in place.

11.4.1.4    Primary Sample

For diamond drilling, sample quality is determined by the drillers’ ability to return complete core samples from the hole. Standard operating procedures for the drilling at the Queensway Project were not sighted by the QP; however, the QP is aware that NFGC has implemented measures to maximize recovery in friable zones including the use of polymer drill additives, drilling of HQ core and pulling of the core barrel at the first sign of blockage.

The QP considers the level of QA appropriate with respect to the DQO but suggests putting a written SOP in place to facilitate dialogue, between NFGC and the drilling contractor, to optimize sample quality and core recovery. The QP considers a recovery of 95% to be achievable, provided the core is predominantly fresh and not excessively sheared or altered.

11.4.1.5   Sample Selection and First Split

The core sampling SOP reviewed by the QP describes industry-standard sample-selection and core-cutting procedures. Samples were collected at intervals of 0.3–1 m length depending on lithological breaks. The SOP emphasizes sampling should not cross lithological breaks, which is considered good practice; however, the QP suggests adding a statement that up to 2 cm of waste rock at the edge of the mineralized zone should be included in mineralized vein samples to prevent grade smearing in the host-rock. The QP also suggests adding detail on specific lithological breaks to use for sampling such as different types of quartz veining. Further, the QP suggests formalizing the SOP in a version-controlled, peer-reviewed document. This document should also include a section on how to properly control the quality of the splitting process through the collection of core duplicates.

The QP considers the sampling SOPs broadly appropriate with respect to the DQO but suggests adjusting the SOP to fit the data objectives once the DQO changes to aim for higher degrees of data quality for resource definition purposes.

11.4.1.6   Coarse Crush and Second Split

The second split is completed after the coarse crush at ALS or EA. Standard operating procedures for the crushing and splitting of this stage were not sighted by the QP; however, the QP is familiar with how ALS and EA carry out this process. ALS uses a standard riffle splitter and EA uses a Humboldt open pan riffle splitter to collect the 3-kg sample for pulverizing. The splitting may involve multiple steps of splitting and recombining to achieve a result as close to 3 kg as possible.

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The QP considers the practice of collecting a 3-kg split by splitting and recombining to yield a 3-kg split not good practice for material with such high natural inherent variability. The variance introduced at this generally poorly controlled stage of coarse crushing is significant and erodes much of the variance improvements from using the expensive screen-fire assay method. The QP suggests changing sample lengths from 1.0 m standard lengths to 0.7 m sample lengths for strongly mineralized material to fit the 3-kg sample limit and prevent them from having to be split. A more cost-effective alternative solution could be to pulverize the entire sample and then split it.

In the QP’s opinion, NFGC should prepare an SOP in collaboration with its laboratories for this critical stage so that the quality can be assured and controlled. In the QP’s opinion, the QA of the second split is marginally acceptable with respect to the DQO and should be optimized if the objective changes to higher degrees of data quality for resource definition purposes.

11.4.1.7   Pulverization and Third Split

The third split occurs after pulverization of the ~3-kg sample at ALS or EA. Standard operating procedures for the pulverization and third splitting process were not sighted by the QP; however, the QP is familiar with how ALS and EA carry out this process. The third split is conducted with a stainless-steel scoop and the subsample is placed in a paper sample bag.

The QP suggests requesting ALS and EA carry out the third split using a rotary-splitting device to ensure the representativity of the pulp. This is relevant especially since pulp samples are transported from preparation laboratories at Moncton and Timmins to the analytical facility in Vancouver. There is a misalignment in pulverization settings between ALS (85% passing 75 µm) and EA (95% passing 106 µm) and pulverization settings between ALS and EA should be aligned.

In the QP’s opinion, the QA of the third split is marginally acceptable with respect to the DQO and should be optimized if the objective changes to higher degrees of data quality for resource definition purposes.

11.4.1.8    Analytical

The analytical phase of the process involves the measurement of elements present in the sample by analytical methods at EA and ALS as outlined in section 11.2 and Table 11.1. For simplicity of the discussion, this also includes all actions after collection of the pulp (e.g. fluxing, fusing, cupellation, etc). The QP has not reviewed SOPs for the processes at ALS or EA but has corresponded directly with laboratory personnel regarding operating procedures and is familiar with the standard procedures in place.

In the QP’s opinion, the operating procedures of the analytical process at ALS and EA are acceptable with respect to the DQO. The screen-fire assay method is an appropriate method for unbiased and precise measurements of Au concentration in material that has very high natural inherent variability.

However, the QP notes that the duplicate results for the undersize of the pulp should not be treated as quality control pairs and should not undergo re-assaying if the results are outside 10% relative difference to one another. This limits NFGC’s understanding of the effectiveness of the screen size and might obscure important true variance introduced by the presence of Au grains smaller than the screen size.

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The analytical procedures should be optimized for future work. The differences in fire assay charges between ALS (50 g) and EA (40 g) should be resolved and the QP suggests using the same charge weight for normal and screen fire assays (now respectively 30 g and 50 g at ALS and 30 g and 40 g at EA). Eastern analytical is ISO accredited for fire assay with AAS finish but not for screen metallics. After optimizing analytical procedures to ensure that identical procedures are employed at ALS and EA, NFGC should carry out a detailed umpire testing program to verify accuracy and precision of the results obtained from EA. Moreover, NFGC should undertake such programs routinely to monitor accuracy and precision of analytical results.

11.4.2     Quality Control

The purpose of QC is to ensure that data are consistent by detecting and correcting errors while the measuring or sampling system is in operation. A QC program is successful if it demonstrated that the system delivering the data was always in control and that errors were fixed during operation. Only after it has been established that a system was in control during a given period can data quality, measured by accuracy and precision, be determined (Section 11.4.3).

Quality control can be achieved by inserting and constantly evaluating checks and balances. These checks and balances should be inserted at every stage of the sampling process (e.g. primary sampling, preparation, and analytical) and monitored while data collection is ongoing.

11.4.2.1   Location Data

Quality control on location data takes place at the drill rig as surveys are being collected by monitoring deviations and magnetic field strength. The QP considers this level of quality control appropriate with respect to the DQO.

11.4.2.2   Geological Logging

No results of cross logging or peer review are available for the project and the QP has not been able to assess consistency of the geological logging process. The QP recommends carrying out cross-logging programs and peer review of the geological logging to better monitor the consistency of the logging data.

11.4.2.3   Primary Sample

The quality of the drilling process is determined by proxy through monitoring sample recovery data. The QP has reviewed the recovery data and concludes that the drilling process appears to have been in control, providing consistent results.

11.4.2.4   Sample Selection and First Split

The quality of the first splitting process (core split) can be monitored by the collection of a duplicate sample. No first-split (core-split) duplicates were collected by NFGC and consistency of the first splitting process could not be reviewed. The QP recommends that NFGC collects duplicate samples from mineralised core and submits these continually so that the natural inherent variability of the mineralization can be better understood and the process better controlled.

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11.4.2.5    Coarse Crush and Second Split

The quality of the second splitting process (coarse crush) can be monitored by the collection of a duplicate sample. Coarse crush duplicates were not systematically collected by the laboratories. The QP considers this not good practice for material with such high natural inherent variability. The practice of collecting a 3-kg split by splitting and recombining introduces significant variance, and this variance should be monitored by collection of a second-split (coarse-crush) duplicate.

For the period until January 2021, samples submitted for screen fire assay at ALS that were in excess of 3 kg were split in an A and B split after the coarse crush (see section 11.1.4.2). Although sample sizes are not strictly equal (i.e. the overlimit of a 3-kg sample A was analyzed as sample B), results of the A and B splits can be used as an approximation of second split duplicates.

Relative differences of analytical results from A and B splits analyzed at ALS Vancouver were reviewed to assess consistency of the splitting process (Figure 11.5). No trends were noted in relative differences of the second-split duplicates and the second splitting process at ALS appears to have been in control.

Figure 11.5: Pair relative difference against time for A and B splits analyzed by screen fire assay at ALS. Pairs sorted by analysis date first and sample ID second.

11.4.2.6   Pulverization and Third Split

Since samples >1 ppm Au are analyzed by screen fire assay, the third split only takes place for the undersize material. While comparison of undersize duplicates is useful to verify that screen sizes are chosen appropriately, the undersize results are not representative for the full sample and cannot be used to assess variability of the mineralization. Hence, consistency of the third splitting process could not be assessed.

11.4.2.7    Analytical

Quality control of the analytical process involves the repeated and continuous evaluation of certified reference materials (CRMs). The laboratory inserts such reference materials into the sample stream, evaluates these, and makes corrections to the system when errors occur, as part of its requirements under ISO accreditation.

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NFGC submits an additional set of ‘blind’ CRMs to the laboratory along with the primary samples to conduct its checks on the laboratory’s consistency. NFGC’s CRM materials were sourced from Ore Research and Exploration Pty Ltd. of Bayswater, Australia. The CRMs span a range of elemental values (Table 11.2) and were inserted at a frequency of once per 20 primary samples.

Shewhart control plots (Shewhart, 1931) were created for each CRM to identify if any special cause variation occurred during the period of analysis. The analytical results were compared against the process mean determined using the moving range approach. Westgard control rules 1(3s), 2(2s), 4(1s), R(4s), 7X, 6T, J-Chart and 14O (Westgard et al., 1981) were used for detection of special cause variation. All CRM results were plotted on a heat map to assess if any periods occurred in which results for multiple CRMs showed special cause variation. This approach addresses the problem faced when following the standard Westgard Rules, where many transgressions are identified, indicating that the system was not in control. The heatmap approach enables quick identification of the periods in which multiple transgressions occurred across various CRMs and provides a more practical way to evaluate whether there was an issue with consistency at the laboratory.

Analytical results for CRMs submitted to ALS from February to April 2020 demonstrate that no special cause variation occurred during this period, suggesting that the analytical process was in control (Figure 11.6).

Analytical results for CRMs submitted to ALS from September 2020 to May 2021 highlight seven periods in which multiple CRMs showed special cause variation (Figure 11.7). Moreover, the CRM results highlight five days for which only a single CRM result was available and that result indicates special cause variation (Table 11.3). These results suggest that the analytical process at ALS Vancouver was not always in control.

Analytical results for CRMs submitted to EA from February–May 2021 demonstrate that special cause variation occurred on 28 April 2021 (Figure 11.8), suggesting that the analytical process was not in control. Moreover, the CRM results highlight one day (6 May 2021) for which only a single CRM result was available and that result indicates special cause variation (Table 11.3). These results suggest that the analytical process at EA Springdale was mostly in control.

Table 11.2: CRMs inserted during the 2019–2021 campaigns.

CRM Code	First Analyzed	Last Analyzed	Certified Value	Certified StdDev
OREAS 217	21/09/2020	25/05/2021	0.338	0.01
OREAS 218	10/12/2019	03/04/2020	0.531	0.017
OREAS 223	28/03/2020	25/05/2021	1.78	0.045
OREAS 224	21/11/2019	03/04/2020	2.15	0.053
OREAS 239	25/03/2020	25/05/2021	3.55	0.086
OREAS 255	21/11/2019	03/04/2020	4.08	0.087

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Table 11.3: Dates for which only one CRM result was available and showed special cause variation.

CRMs	Date	Laboratory
OREAS 218	27 November 2020	ALS
OREAS 223	28 January 2021	ALS
OREAS 223	22 April 2021	ALS
OREAS 223	27 April 2021	ALS
OREAS 239	29 April 2021	ALS
OREAS 223	6 May 2021	EAL

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OREAS 255

Au ppm
4.4
4.3
4.2
4.1
4
3.9
3.8
5
10
15
20
25
30
Trial Version
3s
2s
1s
x̄
CRM
1s
2s
3s

OREAS 224

Au ppm
2.3
2.2
2.1
2
1.9
5
10
15
20
25
30
Trial Version
3s
2s
1s
CRM
x̄
1s
2s
3s

OREAS 218

Au ppm
0.59
0.57
0.55
0.53
0.5
0.48
0.46
5
10
15
20
25
30
35
Trial Version
3s
2s
1s
CRM
1s
2s
3s

Figure 11.6: Shewhart control plots of CRMs inserted during February–April 2020 exploration program (ALS).

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Figure 11.7: Shewhart control plots of CRMs inserted from October 2020 to April 2021 (ALS). Periods in which multiple CRMs showed special cause variation highlighted in purple. Days on which only one CRM showed special cause variation, and for which no other CRM results are available, highlighted in green. Red markers outside the purple and green exclusion periods represent occurrences where one CRM result showed special cause variation, whereas results for other CRMs analysed on the same day did not, suggesting that the system was mostly in control.

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Figure 11.8: Shewhart control plots of CRMs inserted from October 2020 to April 2021 (EA). Periods in which multiple CRMs showed special cause variation highlighted in purple. Days on which only one CRM showed special cause variation, and for which no other CRM results are available, highlighted in green.

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11.4.3	Quality Testing

Quality acceptance testing (QT) is where a final judgement on the quality of the data is made by assessing the accuracy and precision of the data for those periods where the process was demonstrated to be in control, and separately for those periods where the process was demonstrated to be not in control. Accuracy and precision are evaluated, and a final pass/fail assessment is made based on the requirements for each data component.

11.4.3.1	Location Data

No results of check surveys (e.g. using a gyro compass or DGPS) were sighted by the QP and accuracy and precision of the collar and downhole surveys was not assessed. However, location data were collected using industry-standard equipment and the QP considers location data acceptable with respect to the DQO.

11.4.3.2	Geological Data

No results of cross-logging or peer review are available, and accuracy of the geological logging could not be assessed. The QP considers this acceptable with respect to the DQO but suggests putting in place quality monitoring and quality assessment systems to better understand the consistency of the logging process.

11.4.3.3	Primary Sample

NFGC has implemented measures to maximize recovery in friable zones and a visual examination of the drill core (section 12) did not reveal any issues with core quality or recovery. The QP considers the quality of the primary sample acceptable with respect to the DQO.

11.4.3.4	Sample Selection and First Split

No first-split (core-split) duplicates were collected by NFGC and precision and accuracy of the first splitting process could not be reviewed. The QP recommends collecting duplicate samples from mineralised core and submitting these continually so that the natural inherent variability of the mineralization can be better understood.

11.4.3.5	Coarse Crush and Second Split

Scatter- and quantile-quantile plots were created for the A-B duplicates collected during the 2020–2021 diamond drilling program (Figure 11.9). The quantile-quantile plot suggests that no biases were introduced by the splitting process.

The precision of the coarse crush (second split) was determined using the modified Thompson-Howarth approach (Stanley, 2006). Thompson-Howarth precision values (defined as the coefficient of variation) are 10–20% for samples up to 10 ppm Au and 20–45% for samples ranging from 10–350 ppm Au (Table 11.4), reflecting the nuggety character of the mineralization. The QP considers the precision values for the second split acceptable for the style of mineralization.

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Table 11.4 Thompson-Howarth precision for the A-B duplicates, analyzed by screen fire assay at ALS.

Split	Grade	Thompson-Howarth Precision
Second (Coarse Crush)	0.08–10 ppm Au	10–20%
Second (Coarse Crush)	10–350 ppm Au	20–45%

Figure 11.9: Scatter- and QQ-plot of the A-B duplicates, analyzed by screen fire assay at ALS.

11.4.3.6	Pulverization and Third Split

Since samples >1 ppm Au are analyzed by screen fire assay, the third split only takes place for the undersize material. While comparison of undersize duplicates is useful to verify that screen sizes are chosen appropriately, the undersize results are not representative of the full sample and cannot be used to constrain the precision of the splitting process.

11.4.3.7	Analytical

11.4.3.7.1	Certified Reference Materials

After identification of any special cause variation (section 11.4.2.7), accuracy and precision of the CRM results were determined for periods in which the analytical process was in control, and separately for periods in which the analytical process was demonstrated to be not in control.

The analytical results from six CRMs demonstrate that, for the period from 2019–2021, the analytical process at ALS Vancouver delivered results that were precise and mostly accurate (Table 11.5). On 18 November 2020 and on 25 February 2021, when the analytical process was not in control, results for two out of three CRMs demonstrate a statistically significant (95% confidence) low bias of 1–2% compared to certificate values. Considering that the bias is low and relatively small, the QP considers the associated risk low with respect to the DQO. From 19–22 April 2021, when the analytical process was not in control, results for two out of three CRMs show significantly (95% confidence) more variance than the certified variance of the CRM. In addition, results for one CRM (OREAS 239) show a low bias of ~4% (not statistically significant at 95% confidence) and NFGC should consider submitting a selection of samples for check assaying. Considering the nature (low) of the bias, the QP considers the associated risk low with respect to the DQO.

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The analytical results from three CRMs analyzed at EA Sprindale from February 2021–May 2021, demonstrate that analytical results were precise but not accurate (Table 11.6). From 24 February 2021 to 25 May 2021, when the analytical process was in control, results for three CRMs demonstrate a statistically significant (95% confidence) low bias of ~2% compared to certificate values. Moreover, on 28 April 2021, when the analytical process was not in control, results for one CRM demonstrate a statistically significant (95% confidence) low bias of 13%. The QP considers a low bias of 2–13% not acceptable with respect to the DQO and this should be addressed with EA Springdale. Considering the nature (low) of the bias, the associated risk is considered low with respect to the DQO. No results for other CRMs are available for 28 April 2021 and NFGC should consider submitting a selection of samples, analyzed on this date, for check assaying.

For the six days for which only a single CRM result was available and showed special cause variation (Table 11.3), a statistical assessment of accuracy and precision could not be carried out. NFGC should review the analytical results for these dates and consider submitting a selection of samples for check assaying. The QP recommends including three different CRMs with each submission such that assessment of accuracy and precision is never reliant on a single CRM result.

Table 11.5: Accuracy and Precision of CRM data 2019–2021, ALS Vancouver

CRM Code	N	Mean	SD	Certificate Mean	Certificate SD	Bias	Precision	Accuracy
Exclusion period 1: 18 Nov 20 - 18 Nov 20
OREAS 217	6	0.33	0.004	0.338	0.01	-2.42%	Accepted	Not accepted
OREAS 223	2	1.748	0.011	1.78	0.045	-1.83%	Accepted	Not accepted
OREAS 239	2	3.535	0.092	3.55	0.086	-0.42%	Accepted	Accepted
Verdict							PASS	FAIL
Exclusion period 2: 15 Jan 21 - 17 Jan 21
OREAS 217	14	0.339	0.005	0.338	0.01	0.15%	Accepted	Accepted
OREAS 223	15	1.781	0.037	1.78	0.045	0.07%	Accepted	Accepted
OREAS 239	15	3.589	0.068	3.55	0.086	1.09%	Accepted	Accepted
Verdict							PASS	PASS
Exclusion period 3: 28 Jan 21 - 04 Feb 21
OREAS 217	3	0.338	0.003	0.338	0.01	0.00%	Accepted	Accepted
OREAS 223	5	1.723	0.056	1.78	0.045	-3.20%	Accepted	Not accepted
OREAS 239	3	3.497	0.059	3.55	0.086	-1.50%	Accepted	Accepted
Verdict							PASS	PASS
Exclusion period 4: 16 Feb 21 - 20 Feb 21
OREAS 217	11	0.333	0.009	0.338	0.01	-1.59%	Accepted	Accepted
OREAS 223	10	1.786	0.054	1.78	0.045	0.34%	Accepted	Accepted
OREAS 239	12	3.544	0.085	3.55	0.086	-0.16%	Accepted	Accepted
Verdict							PASS	PASS

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Exclusion period 5: 25 Feb 21 - 25 Feb 21
OREAS 217	12	0.331	0.005	0.338	0.01	-2.17%	Accepted	Not accepted
OREAS 223	9	1.757	0.02	1.78	0.045	-1.31%	Accepted	Not accepted
OREAS 239	7	3.506	0.072	3.55	0.086	-1.25%	Accepted	Accepted
Verdict							PASS	FAIL
Exclusion period 6: 19 Apr 21 - 22 Apr 21
OREAS 217	5	0.338	0.003	0.338	0.01	0.00%	Accepted	Accepted
OREAS 223	5	1.805	0.092	1.78	0.045	1.40%	Not accepted	Accepted
OREAS 239	5	3.396	0.293	3.55	0.086	-4.34%	Not accepted	Accepted
Verdict							FAIL	PASS
Exclusion period 7: 09 May 21 - 13 May 21
OREAS 217	7	0.337	0.004	0.338	0.01	-0.25%	Accepted	Accepted
OREAS 223	12	1.789	0.054	1.78	0.045	0.51%	Accepted	Accepted
OREAS 239	14	3.623	0.057	3.55	0.086	2.05%	Accepted	Not accepted
Verdict							PASS	PASS
In Control: 21 Nov 19 - 25 May 21
OREAS 217	297	0.335	0.006	0.338	0.01	-0.97%	Accepted	Accepted
OREAS 218	37	0.528	0.009	0.531	0.017	-0.52%	Accepted	Accepted
OREAS 223	293	1.779	0.031	1.78	0.045	-0.08%	Accepted	Accepted
OREAS 224	34	2.13	0.045	2.15	0.053	-0.92%	Accepted	Accepted
OREAS 239	274	3.564	0.074	3.55	0.086	0.39%	Accepted	Accepted
OREAS 255	33	4.109	0.057	4.08	0.087	0.71%	Accepted	Accepted
Verdict							PASS	PASS

Table 11.6: Accuracy and Precision of CRM data 2021, EA Springdale.

CRM Code	N	Mean	SD	Certificate Mean	Certificate SD	Bias	Precision	Accuracy
Exclusion Period 1: 28 April 2021
OREAS 239	3	3.081	0.049	3.55	0.086	-13.22%	Accepted	Not accepted
Verdict							PASS	FAIL
In Control: 24 Feb 21 - 25 May 21
OREAS 217	61	0.33	0.008	0.338	0.01	-2.48%	Accepted	Not accepted
OREAS 223	66	1.751	0.03	1.78	0.045	-1.63%	Accepted	Not accepted
OREAS 239	70	3.489	0.06	3.55	0.086	-1.71%	Accepted	Not accepted
Verdict							PASS	FAIL

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11.4.3.7.2	NFGC Pre-2018 Data

For samples submitted to Eastern Analytical prior to May 2018, no check samples were included, and internal laboratory check samples were used to monitor analytical precision and accuracy. Considering the nature of the exploration work undertaken during this period (grab and soil samples) and the intended outcome of the work (identification of exploration targets), the QP considers this level of quality control acceptable with respect to the DQO.

To validate the results of the work undertaken before 2018, NFGC carried out a check assay program of the pre-2018 samples by submitting a batch of 22 randomly selected mineralized samples to ALS Vancouver for umpire assaying. The results showed that, for assays above the limit of quantification (30 ppb), results from Eastern Analytical mostly correlate well with check assays from ALS (Figure 11.10). The QP considers the accuracy of the assay process before 2018 acceptable with respect to the 2018 DQO of identifying exploration targets.

Figure 11.10 Log scatterplot of Au assays from the 2018 umpire check program. ALS assays on the y-axis.

11.4.3.7.3	Blanks

Blanks were submitted by NFGC once per 20 primary samples from 2019–2021. The blank material was sourced from an unmineralized red sandstone from a roadcut near Botwood, NL.

Blank performance for ALS from 2019–2021 is good with 1088/1096 (99.3%) assays returning assay values below the limit of quantification (10 times the method blank, 30 ppb). One blank returned an assay result of 0.9 ppm Au, suggesting that some cross-contamination occurred. Further inspection shows that this sample followed a primary sample containing 65 ppm Au (Figure 11.11). Comparison of blank results against the preceding sample shows that two out of eight blanks following >10 ppm Au assays returned assays below 0.1 ppm Au, indicating that cross-contamination is not a systemic issue at ALS Vancouver.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Blank performance for EAL from 2019–2021 is good with all of assays (161) returning assay values below the limit of quantification (10 times the method blank, 30 ppb) (Figure 11.11).

The blank results are considered acceptable with respect to the DQO. However, the QP recommends requesting ALS and EA to run a silica flush following samples with visible Au.

Figure 11.11 Blank results plotted against previous assay results. Blank results for ALS (left) and EA (right).

11.4.4 Conclusions

•	Several periods of special cause variation were identified at ALS Vancouver and EA Springdale, based on results of disguised CRMs, suggesting that the analytical process was not always in control.

•	Results of CRMs demonstrate that analytical results from ALS were precise and mostly accurate, whereas analytical results from EA were precise but not entirely accurate.

•	A consistent low bias (~2%) should be discussed with EA.

•	Identified biases are all low biases and the QP considers the associated risk low respect to the DQO.

•	Six days were identified for which only one CRM result was available and showed special cause variation. The QP recommends including three different CRMs with each submission to ensure that assessments of accuracy and precision are never reliant on a single CRM result.

•	Blank results demonstrate that cross-contamination is not an issue at ALS Vancouver and EA Springdale. The QP recommends requesting quartz flushes following samples with visible gold.

•	Preparation and analytical methods should be aligned between ALS and EA. Crushing, pulverization, and screen size settings as well as fire assay charges should be aligned.

•	Coarse-crush duplicates should be collected systematically to monitor the second split after the coarse crush.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

•	Duplicate results for the undersize pulp should not be treated as quality control pairs by ALS and EA and should not undergo re-assaying if outside 10% relative difference to one another.

•	Duplicate samples should be collected from mineralised core and submitted continually so that the natural inherent variability of the mineralization can be better understood and the process better controlled.

•	Accuracy and precision of screen fire assay results from EA should be closely monitored and verified by umpire analyses.

•	The QP recommends investing time in identifying key vein types and including key characteristics and images in the logging SOP. The QP recommends investing in a rock library to use as a reference for the logging geologists.

•	The QP recommends carrying out cross-logging and peer review to monitor the consistency and quality of the geological logging.

•	The QP considers NFGC’s DQMS broadly acceptable with respect to the DQO. However, various important improvements are required for future resource definition drilling and for the data to be used for resource estimation.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

12	Data Verification

12.1	Queensway Project Site Visit

The QP for the site visit (Dr. Kruse) conducted a site inspection for data verification purposes from 18–23 May 2021. The site visit included inspection of NFGC’s core handling facilities, core storage areas, active drill rigs and property geology. The site visit was facilitated by G. Matheson, P.Geo, Chief Operating Officer for NFGC.

The objectives of the site visit included: 1) collection of independent witness (IW) verification samples; 2) auditing NFGC core drilling, handling and sampling procedures 3) verification of selected drill hole collar locations, 4) observation of in-situ mineral occurrences in outcrop, and 5) examination of drill core and observation of mineralized intercepts.

The property site visit included observation of in-situ mineralized quartz veins at the Dome and Keats occurrences. Site visit observations are presented in Table 12.1 and Figure 12.1.

All IW verification samples were analyzed at Eastern Analytical Ltd (EA), Springdale, NL. The results of these analyses are provided in Section 12.2.

Table 12.1 Summary of Site Visit Locations

			Easting	Northing
		POI/Work Procedure	(NAD83	(NAD83
Stop #	Zone	Observed	Z21)	Z21)	Comments	Recommendations
1	Core Yard	Core storage, pulp storage, historical core	657502	5428155	Main core storage facility. Core was well organized in covered metal racks. Security fencing and cameras in place. Pulp storage facility in shipping container was organized and accessible. Limited historical (pre- NFGC) core was in poor condition and cross-piled.

2	36 Zone Showing	Open Trench	658886	5429780	Open trench with exposure quartz veins, Fe-oxide and clay (illite?) alteration. Previous grab sample locations are marked with flagging tape. Observed geology was consistent with trench map provided by NFGC.	Trench mapping could be improved by including additional structural data and foliation form-surface traces.

3	Trench TR-20-09	Open Trench	658925	5429700	Open trench with exposure of quartz veins, Fe-oxide and clay (illite) alteration + disseminated cubic pyrite. Previous channel sample locations are marked with flagging tape.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

			Easting	Northing
		POI/Work Procedure	(NAD83	(NAD83
Stop #	Zone	Observed	Z21)	Z21)	Comments	Recommendations
4	Road Showing	Reclaimed Trench, 2020 DH, collar	658924	5428325	Reclaimed trench area, no visible bedrock. Quartz vein material present in float. Drill collars for 2020 holes well marked.

5	Dome	Drill rigs, 2021 DH collars	658756	5428702	Drill hole in progress. Drilling and core handling procedure consistent with NFGC requirements. Drillers had additives on-site and were aware of requirement to pull core barrel after blocks to maximize recovery. Recent drill collar verified.

6	Dome	Historical drill collars	658700	5428696		Historical (1999) drill collars have been located and flagged by NFGC staff, but holes had not been relabelled with collar ID’s.

7	Dome	2019 DH collar	658704	5428712	Location of 2019 drill collar. Location, dip and azimuth consistent with database.

8	Dome	Main Dome showing/open trench	658712	5428737	Main Dome showing and open trench. Observed geology consistent with mapping. In-situ quartz veins with Fe- oxides and clay (illite?) alteration and visible Au were observed.

9	Dome	Planned hole	658722	5428674	Planned drill hole set-up observed. Collar picket and two front sites were correctly located and labelled for intended azimuth.

10	Keats	Active Drill Rig, hole NFGC-21-208	658138	5427222	Active drill of hole NFGC-21-208. Core on table contained brecciated quartz vein material, consistent with the mineralization style described for the property. Drilling and core handling procedure consistent with NFGC requirements. Drillers correctly demonstrated use of the REFLEX downhole survey tool.

11	Keats	Active Drill Rig, hole NFGC-21-217	658143	5427156	Drill ready to start on hole NFGC-21-217. Coring had not started yet. Drillers had additives on-site and were aware of requirement to pull core barrel after blocks to maximize recovery. Drillers were aware of requirement and procedures to minimize hole deviation.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

			Easting	Northing
		POI/Work Procedure	(NAD83	(NAD83
Stop #	Zone	Observed	Z21)	Z21)	Comments	Recommendations
12	Keats	2021 Drill Collars	658180	5427198	Location of recent drill collars. Holes not labelled.	Holes were capped and flagged, but not marked with hole ID. Recommend designating responsible party in SOP for labelling drill collars (either drill crew or surveyor) after drilling is complete.

13	Keats	2020 Drill Collar	658188	5427287	Location of 2020 drill collars. Location, dip and azimuth consistent with database.

14	Keats	Keat Showing	658126	5427536	Natural outcrop with in-situ quartz veins and Fe-oxide, consistent with the described geology of the Keats deposit.

15	Pocket Pond Area	Planned drill area	658146	5427533	Observed and discussed collar sighting and surveying procedures with survey technician.	Recommend implementing QA procedures for collar surveys including thresholds for accepting/rejecting GPS position (i.e. H or V error cutoff) and before-and-after static survey monument checks. Surveyor was unaware of which vertical datum was being used by NFGC.

16	1744 Zone	RTK Base Station	664668	5430150	Observed RTK base-station set-up on permanent station

17	1744 Zone	Active Drill Rig, hole NFGC-21-207	665222	5430863	Active drilling on hole NFGC-21-207. Drilling and core handling procedure consistent with NFGC requirements.

18	1744 Zone	2020 Drill Collar	665245	5430885	Location of 2020 drill collars. Location, dip and azimuth consistent with database.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

658000
659000
660000
661000
662000
663000
664000
665000
5434000
5433000
5432000
5431000
5430000
5429000
5428000
5427000
5426000
5425000
5424000
N
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
Legend
Site Visit Stop
0
1,000
2,000
4,000
Meters
NAD83 UTM Zone 21

Fig. 12.1 Location of site visit stops by the QP for the site visit, Dr Kruse, from 18–23 May 2021.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

12.2	Independent Witness Verification Samples

Ten IW verification samples were collected from 2019, 2020 and 2021 series drill holes (Table 12.2). Holes were selected from the Keats, Lotto, Dome and Glass target area. Intervals were selected to span a representative range of grades reported from the Project. Half-core verification samples were collected, honoring the original sample intervals. Samples were submitted to EA for analysis by screen fire assay (EA method Au Met., Table 11.1).

Results of the verification samples are shown in Table 12.2. The samples confirm the general grade tenor and discrepancies are consistent with the expected natural inherent variability for orogenic gold deposits.

Table 12.2: Results of independent verification samples

Year	Drill Hole	Zone	From (m)	To (m)	Sample (Orig.)	Sample (Ver.)	Au g/t (Orig.)	Au g/t (Ver.)
2020	NFGC-20-73	Keats	63	63.45	B916024	986478	4.2	1.1
2020	NFGC-20-49	Keats	177.7	178.7	B886736	986479	21.2	12.6
2021	NFGC-21-111	Keats	236	237	B918578	986480	3.0	4.5
2021	NFGC-21-118	Keats	217	218	B918799	986481	3.9	9.5
2020	NFGC-20-52	Keats	107.7	108.7	B880682	986482	285.6	100.7
2021	NFGC-21-89	Lotto	85.35	86.35	B875732	986483	6.2	3.0
2020	NFGC-20-24	Lotto	35.3	35.8	B871872	986484	1.5	1.2
2020	NFGC-20-17	Lotto	29.8	30.5	B871033	986485	44.4	26.3
2020	NFGC-20-66	Dome	103.75	104.65	B875089	986486	3.7	2.6
2019	NFGC-19-05	Glass	232	233	X943897	986487	5.2	7.6

12.3	Procedural Audit

NFGC procedures and workflows for drilling, core handling, sampling, surveying, and data management were observed during the site visit. NFGC provided SOP documents detailing workflows for common tasks. Table 12.3 summarizes procedure detailed in SOPs for common exploration tasks provided by NFGC and findings of the audit.

NFGC has adopted modern cloud-based database technologies for managing drill hole surveys, sample management and laboratory results which eliminates many potential sources of human error.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table 12.3: Procedural Audit.

SOP sets
			acceptance	Correct/Best	Observed	Compliant
SOP Document	Task	Date	threshold?	Practice?	on Site ?	with SOP?	Comments
Protocol for Diamond Drilling	1.5 Blanks	04/05/2021	Yes	Yes	Yes	Yes
Program
Protocol for Diamond Drilling	2.1 CRM’s	04/05/2021	Yes	Yes	Yes	Yes
Program
Protocol for Diamond Drilling	3.0 Sample Chain of	04/05/2021	N/A	Yes	Yes	Yes	CoC records
Program	Custody						reviewed
Protocol for Diamond Drilling	4.0 Analytical	04/05/2021	N/A	Yes	No	N/A	Lab audit not
Program	Procedures						conducted
Check assay
Protocol for Diamond Drilling Program	5.0 Check Assays	04/05/2021	Yes	Yes	No	Yes	records and
results reviewed
Protocol for Diamond Drilling	6.0 Historical	04/05/2021	Yes	Yes	No	Yes
Program	Information
Data Collection and Management	MX Database	30/04/2021	N/A	Yes	Yes	Yes
Workflow	Overview
Data Collection and Management	Drill Core Data	30/04/2021	N/A	Yes	Yes	Yes
Workflow	Collection
Data Collection and Management	OTV and ATV Data	30/04/2021	No	No	Yes	Yes	No procedure
Workflow							described in SOP
Sample Shipments
Data Collection and Management Workflow	and Chain of	30/04/2021	N/A	Yes	Yes	Yes
Custody
Data Collection and Management	Sample Results and	30/04/2021	Yes	Yes	Yes	Yes
Workflow	QAQC
Down-hole
Data Collection and Management	Surveying, Collar	30/04/2021	No	Yes	Yes	Yes
Workflow	Pick-Ups and Rig
Line-Ups
Data Collection and Management	Data Validation and	30/04/2021	N/A	Yes	Yes	Yes
Workflow	Finalization

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

12.4	Data Verification

The QP for the site visit, Dr. Kruse, was provided with full access to NFGC’s database. NFGC employs a cloud-based relational database system (MX Deposit™) for storage and management of drill hole and surface data. Other data and documentation (e.g. laboratory certificates, chain-of-custody documentation etc.) are also stored in a commercial online cloud storage platform.

Data verification includes random spot checks of sample weights and assay results in the database against original laboratory certificates. No errors or inconsistencies were found. The NFGC data management workflow involves import of digital certificates into the cloud-based relational database. This system includes automated data verification and approval checks by NFGC designated senior geologists. This workflow largely eliminates the possibility of manual transcription errors.

During the site visit, selected drill hole collars were located using a conventional hand-held GPS against surveyed RTK coordinates in the NFGC database. Additionally, casing dip and azimuths were validated using a geological compass. A minor discrepancy in Easting was noted on one hole. Additionally, some recent holes had not yet be labeled with a hole ID, at the time of the site visit. Some historical holes had been re-surveyed and flagged by NFGC staff, but not labeled with hole numbers.

Drill logs for selected holes were compared with core photos and no significant discrepancies were found. Geological descriptions were found to be complete and consistent with the core photographs. Discussion with on-site logging geologists at the Project site indicated a good understanding of the Project geology, alteration, and mineralization style.

12.5	Adequacy of Data

The QP for the site visit, Dr. Kruse, has verified the quality of the exploration data and the visual, physical, and geological characteristics of the property and have found no significant issues or inconsistencies that would cause one to question the validity of the data. In the opinion of the QP for the site visit, NFGC data collection and management practices conform to or exceed current industry best-practice standards.

The adoption of new cloud-based technologies and automated workflow for data management has eliminated many potential sources of human error. However, it is recommended that NFGC develop and implement robust data security and redundancy protocols to protect the integrity of their database from either malicious or unintentional failure.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

13	Mineral Processing and Metallurgical Testing

NFGC has no knowledge of any historical mineral processing/metallurgical testing of the Au mineralization on the Queensway Project. nor has it completed any mineral processing/metallurgical testing of its own.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

14	Mineral Resource Estimates

There are no current mineral resources on the property.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

15	Mineral Reserve Estimate

This section is not applicable.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

16	Mining Methods

This section is not applicable.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

17	Recovery Methods

This section is not applicable.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

18	Project Infrastructure

This section is not applicable.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

19	Market Studies and Contracts

This section is not applicable.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

20	Environmental Studies, Permitting and Social or Community Impact

This section is not applicable.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

21	Capital and Operating Costs

This section is not applicable.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

22	Economic Analysis

This section is not applicable.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

23	Adjacent Properties

There are many mineral licenses in the vicinity of the Queensway Project, held by prospectors and other exploration companies (Figure 23.1). There are also several mineral tenures existing near the Queensway Project, the most important of which is the Beaver Brook Antimony Mine, west of Queensway South.

The Beaver Brook Antimony Mine lies ~1.5 km northwest of Paul’s Pond claims at Queensway South. In 1989, Noranda discovered the deposit during regional Au exploration as a prominent soil anomaly. Stibnite mineralization occurs in three zones (West, Central and East), along a 4 km strike length of the eastern margin of the MPIS. While primarily an antimony mine, exploration drilling near the Central zone has given intercepts yielding up to 26 g/t Au over 2.0 m with and without coincident Sb values. In 1997, Roycefield Resources opened the mine, but it closed after eight months of operation. In 2007, after an ownership change, the mine was dewatered, re-opened and operated as Beaver Brook Antimony until 2012. A short period of operation occurred from 2017–2019. Since 2019, the mine has been on care and maintenance. Staff are on-site and continue to pump water inflows (Sandeman et al, 2018).

Within the boundaries of the Queensway Project, there are four enclosed license areas held by companies other than NFGC. The largest is held by Golden Ridge Resources and includes 62 claims optioned from Marilyn and Roland Quinlan (024195M and 025767M), situated in the Queensway South block on the central west flank near the Beaver Brook Mine. Towards the southeastern limits of the Queensway South project, a small, six-claim mineral license is held by prospector Clyde McLean (025520M). Buchans Minerals Corp holds a small, four-claim mineral license (031341M) near Dead Wolf Brook. Prospector Alexander T. Stares holds six claims (024096M) west of Gander Lake. These claims are optioned to Quadro Resources.

The Clark’s Brook property, an enclave into the northwest portion of Queensway South and west of the Northwest Gander River, was first explored by Sokoman Minerals Corp. (TSXV-SIC) under option from Metals Creek Resources (TSXV-MEK) (Sokoman, 2017). Prospecting at Clark’s Brook discovered Au mineralization associated with silicified and quartz vein intervals in shales and sandstones, bearing disseminated sulfides. Grab sample assays of 19.5 ppm Au from bedrock and 25.4 ppm Au from float, led to diamond drilling seven holes in 2017–2018, which returned the highest values of 3.37 g/t Au over 3.0 m including 14.7 g/t Au over 0.6 m. The drilling was designed to test both the showing on Clark’s Brook and a strong magnetic low, which has a northerly trend and a minimum strike length of 400 m. In 2019, an additional three holes were drilled with assay highlights of 1.0 g/t Au over 25.8 m in CB-19-08, although the true thickness of this zone is not known (Sokoman, 2019). It was noted that intervals of vuggy, chalcedonic, quartz veins with 1–3% disseminated pyrite, minor arsenopyrite and very minor stibnite, were intersected in hole CB-19-08. The property option is to be terminated by Sokoman and the ownership of the claims will revert to Metals Creek Resources.

Other companies conducting exploration near the Queensway Project include an extended and constantly changing list of explorers, who together have developed a regional exploration play identified by some as the Exploits subzone or Davidsville Group Play.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

At the release of this Report, there is a minimum of eleven exploration companies active at the boundaries of the Queensway Gold project. From the south–north these are:

•	Exploits Discovery Corp. (CSE-NFLD): are exploring in areas they term True Grit, Middle Ridge, and Great Bend. Exploits Discovery Corp. has a comparable land package to NFGC and began with licenses north of Queensway North at their Mount Peyton, Jonathan’s Pond, Gazeebow, and Dog Bay projects.

•	Canstar Resources Inc. (TSXV-ROX): is exploring south of Queensway.

•	Origen Resources Inc. (CSE-ORGN): is exploring south of Queensway, near the south coast of Newfoundland, at the Golden Baie and Middle Ridge projects.

•	Tru Precious Metals Corp. (TSXV-TRU): is exploring along the southwest edge of Queensway South.

•	Vulcan Minerals Inc. (TSXV-VUL): is exploring along the southwest edge of Queensway South at the Rolling Pond and Lizard projects.

•	Sky Gold Corp. (TSXV-SKYG): is exploring north of the Gander Lake and adjacent to Queensway North. Projects include Mustang and Virginia.

•	Labrador Gold Corp. (TSXV-LAB): are exploring along strike from the AFZ at their Kingsway Project.

•	Quadro Resources Ltd. (TSXV-QRO): is exploring at Yellow Fox and Careless Cove projects, among other locations.

•	Spearmint Resources Inc. (CSE-SPMT): explore adjacent to the AFZ at their Goose Gold Project.

•	Gossan Resources Ltd. (TSXV-GSS): is exploring east of Queensway North.

•	St. James Gold Corp. (TSXV-LORD): s exploring along the GURC.

Spatial data pertaining to the adjacent properties of the Queensway Project is primarily sourced from the Government of Newfoundland and Labrador’s Geoscience Atlas (http://geoatlas.gov.nl.ca/Default.htm). This website allows for the extraction of digital GIS data for use in GIS applications. Data is updated on a regular basis.

The QP has been unable to verify the technical information on these adjacent properties and this information is not necessarily indicative of the mineralization on the properties that are the subject of this technical report.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

NEWFOUND GOLD CORP
Leading Tickles
Summerford
Clarke's Head
Lewisporte
Botwood
Keats Zone
92.86 g/t Au over 19 m
Bishops Falls
Appleton - Glenwood
Gander
Benton
Grand Falls - Windsor
Beaver Brook Antimony Mine
Legend
Communities
Highways
Island_NTS_50K_Index
New Found Gold Corp.
Exploits Discovery Corp
Crest Resources Inc.
Sokoman_Minerals_Corp
Sky Gold Corp.
Labrador Gold Corp.
VulcanMinerals
Cossan
Zonte Metals
Tru Precious Metals
Spearmint
Canadian Gold Camps Corp.
St. James Gold
Buchans Minerals Corp.
New Rock Mining Inc.
Quadro Resources Ltd
Metals Creek Resources
Golden Ridge Resources Ltd.
Great Atlantic Resources Corp.
Origen Resources Inc.
Opawica Explorations Inc.
MineralTenure_N83
Map Staked Licences
Cancelled Licences
Waterbodies
20
1:400,000
Kilometers

Figure 23.1. Adjacent Properties and Projects. Source: NFGC, 2021.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

24	Other Relevant Data and Information

There is no other known relevant data or information other than that which has been presented in this Technical Report.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

25         Interpretation and Conclusions

25.1	Interpretation

New Found Gold Corp. has undertaken significant exploration on its 151,000-ha Queensway Project in central Newfoundland, Canada. Following a review of historical geophysics, surface mapping, and soil, till and drill-core sampling, NFGC has carried out regional magnetic, EM and gravity surveys, collected >2,500 grab and trench samples, >1,500 till samples, >750 soil samples and drilled >48,000 m of diamond core. In 2019 NFGC carried out a ~2,000-m drilling program and successfully intersected Au mineralization along the AFZ and JBPFZ. In August 2020, NFGC commenced a 200,000-m drill program, with ~46,000 m completed as of 27 May 2021, the effective date of this Report.

The 2020–2021 drilling program has intersected significant Au mineralization along the AFZ ,at the Keats and Lotto targets, and demonstrated the presence of near-surface high-grade Au mineralization. Surface exploration has generated multiple targets for follow-up till-sampling and trenching along the AFZ and JBPFZ, and along their inferred extensions in the southern part of the property.

Gold mineralization at the Queensway Project is quartz-vein-hosted orogenic Au mineralization, typically with free Au, hosted in tight-to-isoclinal folded Cambrian-Silurian metasediment of the Davidsville Group. Mineralization is typically Au-only with significant Ag mineralization only intercepted at the Little-Powerline Zone. Interpretation of airborne geophysics and field structural observations suggests that Au mineralization is structurally controlled and associated with the regional D1 deformation event. Gold mineralization is spatially associated with kilometer-scale deformation structures such as the AFZ and JBPFZ and secondary structures such as the Keats and Lotto baseline faults.

At Keats, drilling to date shows that high-grade Au mineralization is steeply dipping and has along-strike continuity of over 250 m and down-plunge continuity of at least 425 m while remaining open at depth. Structural data obtained from optical televiewer logging suggest that Au mineralization is associated with a zone of intense and possibly drag-related folding within the Keats Fault Zone. At least two dominant orientations of quartz veins have been identified and NFGC is currently investigating the relationship of different vein sets with mineralization through detailed petrography and geological modelling.

At Lotto, drilling has demonstrated continuity of high-grade Au mineralization to 130 m below the surface, where it remains open. Mineralization is steeply dipping, and along-strike continuity is inferred to be at least 50 m. High-grade Au mineralization is interpreted to be associated with north-striking quartz veins, interpreted to be secondary structures to the Lotto Baseline Fault. Current drilling is designed to better constrain the geometry and extent of the mineralized system.

At Knob, historical drilling intersected significant near-surface Au mineralization in steep, shear-controlled quartz veins, striking east–northeast over a strike length of ~120 m. Gold mineralization occurs primarily as visible Au in massive, sheeted veins of milky quartz. Current drilling is designed to better constrain the geometry and extent of the mineralized system.

At H-Pond, along the JBPFZ, Au mineralization occurs in multiple, steep, northwest-dipping quartz vein arrays. Historical drilling suggests that mineralization occurs over a strike length of 800 m and to 250 m below surface. Excavation at the Glass prospect, 150 m along strike to the north, exposed quartz vein arrays over ~150 m strike length. Preliminary drill testing of the Glass prospect suggests this may be a continuation of the H-Pond vein system. Drill testing of an Au-in-till anomaly at the 1744 zone, 500 m along strike to the north, intersected sulfide Au mineralization and may suggest further continuation of the H-Pond system to the north. Additional drill testing of the H-Pond, Glass and 1744 prospects is planned for 2021.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Two- and three-dimensional inversion of airborne magnetic and gravity data for Queensway North has been completed. Cutting-edge data interpretation techniques such as machine learning will be used to interpret the inverted data and better constrain structural controls on Au mineralization and guide further regional exploration. Prospecting of outcrop and float, in follow-up of till and soil geochemistry data, has to date been the key target generator. The shallow till cover and the association of Au mineralization with quartz veining and associated alteration make identification of prospective mineralization relatively easy. Trenching has been a successful follow-up method at the Queensway Project and many of the Au zones such as Dome, Road, Lotto, Little and Cokes were discovered and/or defined through trenching. Trenching will continue to be an important early-stage follow-up technique in the area.

25.2	Conclusions of the Qualified Persons

The QPs consider that the Queensway Project has considerable potential for significant Au mineralization. The project covers a significant land package covering >100 km of strike length in a favorable geological and structural setting, potentially analogous to that of Au deposits located in the Bendigo-Castlemaine goldfields of Victoria, Australia. Limited deep drill testing has been carried out to date, therefore the area’s potential remains largely unexplored. The work carried out to date has successfully demonstrated high-grade near-surface Au mineralization and generated multiple targets for follow-up exploration.

The 2020–2021 drill program has intersected significant Au mineralization along the AFZ at the Keats and Lotto targets and demonstrated the presence of near-surface high-grade Au mineralization. Significant potential exists for the expansion of the known zones through diamond drilling, both along strike and down dip. Meanwhile, surface prospecting, trenching, till sampling and geophysical have continued to generate new targets for follow-up exploration through trenching and drill-testing.

The southern portion of the project area has historically received little exploration work but has a similar geological and structural setting and is likely prospective for Au mineralization and should be a target for exploration.

The QPs consider the work undertaken at the Queensway Project to be of an acceptable standard. Data quality management systems are considered acceptable for an exploration project and the risk associated with data quality, for this purpose, is considered small. However, the QPs recommends several important areas of improvement to make the data more robust for eventual inclusion in high-confidence resource classifications. Data collected prior to 2018, before emplacement of NFGC’s data quality management system, are considered fit-for-purpose for identifying exploration targets. For historical exploration data, data quality management is largely unknown, and these data are considered fit for the purpose of identifying exploration targets but not fit to support any mineral resource estimates.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

26           Recommendations

The QPs recommend that future exploration focusses on drilling along the AFZ and JBPFZ. Additionally, both regional and targeted exploration work should be conducted following up on regional targets. This includes prospecting targets generated in the past three years and Au-in-till anomalies in Queensway South. Trenching, followed by diamond drilling, should be undertaken in the vicinity of known Au prospects and targets generated south of Gander Lake.

Exploration work recommended by the QPs is detailed below. The recommended work is separated into two phases. Programs undertaken in Phase 2 are contingent on results of Phase 1. Associated cost estimates are presented in Table 26.1 at the end of this section.

26.1	Phase 1

26.1.1	Geophysics

The QPs recommend several geophysics work programs.

•	Interpretation of the 3-D inversions of the 2020 HeliFALCON gravity survey data to generate new targets and better constrain the strike of major structures controlling the mineralization and the geometry of the vein systems.

•	Interpretation of the Helitem[2] EM data, collected in April 2021, to identify targets for follow-up field investigation.

•	Comparison of the 2021 Helitem[2] interpretation with previous EM and gravity interpretations to better define targets.

•	Conducting a DCIP survey over the AFZ to better define structural character of Au mineralized zones.

•	Conducting a 3-D seismic survey over both the AFZ and JBPFZ to better define the structural character.

26.1.2	Surface Exploration

The QPs recommend several surface exploration programs.

•	Infill till sampling in areas of anomalous Au-in-till concentrations between Great Gull River and Eastern Pond.

•	Trenching programs at Eastern Pond, Joe’s Feeder, Great Gull River, and Larsen’s Falls.

•	A trenching program for the Queensway South claims to re-expose known surface Au occurrences at Aztec, A-Zone, and Paul’s Pond (LBNL) and map their surface extensions.

The QPs recommend undertaking a regional study on the direction of ice flows to aid interpretation of till samples.

26.1.3	Satellite Imagery, LiDAR, and Baseline Studies

The QPs recommend several desktop- and baseline studies:

•	Spectral analysis of alteration trends and lithology fom newly acquired satellite imagery (Pan, VNIR and SWIR high-resolution imagery including 50-cm ground RGB imagery)

•	A LiDAR survey for Queensway to serve as a baseline for 3-D modelling and future engineering/environmental studies.

•	Hydrology baseline and habitat studies for the Queensway Project.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

26.1.4      Drilling and Metallurgical

The QPs have several recommendations for future drilling programs.

•	Carry out step-out drill testing along strike from previous intersections at Keats to test down-plunge extension of mineralization and delineate the extent of the mineralized system.

•	Carry out drill testing along strike from previous intersections at Lotto to better constrain the geometry of the mineralized structure and delineate the extent of the mineralized system.

•	Continue exploration drilling along the AFZ and JBPFZ including the Little-Powerline, Knob, Road, Dome, Cokes, Golden Joint, TCH, H-Pond, Pocket Pond, Glass, 798 and 1744 prospects.

•	Carry out structural and/or petrogenetic studies and detailed geological and structural modelling in tandem with drilling to better constrain structural controls of mineralization.

•	Undertake preliminary metallurgical studies to better understand potential recovery factors and support a future mineral resource estimate.

26.1.5	Analytical and DQMS

The QPs have several recommendations for improvements of analytical procedures and data quality management systems.

•	Investigate the benefits of photon assaying and/or cyanide leaching as a more cost-effective alternative to the screen fire assay.

•	Collect first-split (core-split) and second-split (coarse-crush) duplicates to better understand the natural inherent variability of the mineralization.

26.2	Phase 2

Contingent on results of Phase 1, the QPs have several recommendations for Phase 2 work programs.

•	Carry out a resource drill-out program at Keats with the aim of estimating and classifying an Inferred Mineral Resource. Complete the drill-out at a drilling orientation that is optimized to intersect the mineralization at right angles and at a drill spacing that is optimized for estimation. Submit full core samples to yield better sample support for a future mineral resource estimate.

•	Complete a 100,000-m resource definition drill program for the targets for which results from Phase 1 warrant it.

•	A 12,000-m diamond drilling program for Queensway South for targets of interest to test findings from trenching at depth and assess the scale of the systems.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table 26.1 Cost estimates for Recommended Exploration Program for the Queensway Project, 2021–2022.

Phase	Item	Unit Costs	Estimated Cost (CAD)
1	Geophysics
	Geophysical Interpretation		$500,000
	Geological Modelling and Interpretation		$800,000
	Satellite Imagery & Spectral Analysis		$156,000
	DCIP Survey Queensway North		$750,000
	3D Seismic Survey Queensway North		$7,000,000
	Item Total		$9,206,000

1	Surface Exploration
	Regional Prospecting/Geological Mapping		$1,000,000
	Till Program		$270,000
	Queensway South Trenching		$350,000
	Item Total		$1,620,000

1	Desktop and Baseline Studies
	LiDAR Survey Queensway North		$132,000
	Environmental Registration Document		$23,500
	Water Monitoring Program		$209,000
	Biophysical		$75,000
	Hydrological Study		$54,000
	Habitat Studies		$150,000
	Hydrology		$300,000
	Socioeconomic Studies		$100,000
	Item Total		$1,043,500

1	Drilling and Metallurgy
	Exploration Diamond Drilling (175,000 m, HQ)	$225.00	$39,375,000
	Geotechnical Study		$200,000
	Metallurgical Testing Program		$250,000
	Item Total		$39,825,000
	Phase 1 Total		$51,694,500

2	Drilling and Metallurgy
	Exploration Drilling Program Queensway South (12,000 m, HQ)	$225.00	$2,700,000
	Resource Definition Drilling Queensway North (100,000 m, HQ)	$225.00	$22,500,000
	Item Total		$25,200,000
	Phase 2 Total		$25,200,000
Grand Total			$76,894,500

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

27	References

Part 1: Government / Academic - Geological / Technical

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Honsberger, I.W., Bleeker, W., Sandeman, H.A.I., Evans, D.T.W., and Kamo, S.L., (2020). Vein-hosted gold Mineralization in the Wilding Lake area, central Newfoundland: Structural geology and vein evolution; in Targeted Geoscience Initiative 5: Contributions to the Understanding of Canadian Gold Systems, (ed.) P. Mercier-Langevin, C.J.M. Lawley, and S. Castonguay; Geological Survey of Canada, Open File 8712, p. 179–191.

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Sandeman, H. A. I., Peddle, C. and Newman, R., 2018. Beaver Brook Antimony Mine Revisited: An Update on Operations and New Structural and Geological Observations. Newfoundland and Labrador Department of Natural Resources Geological Survey Report, 18-1, pp 123–152.

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TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Part 2: Exploration - Industry

Barbour, D., Tretbar, D. and Churchill, R. A., 2004. Second- and sixth-year assessment report on geological and geochemical exploration for licenses 6101M, 7677M, 8252M-8255M, 9649M-9650M and 9788M on claims in the Glenwood and Northwest Gander River areas, central Newfoundland, Altius Resources Incorporated and Barrick Gold Corporation., Geofile Report NFLD/2893.

Barbour, D., Barrett, S. and Churchill, R., 2003. First year supplementary, third year supplementary and fourth year supplementary assessment report on geological, geochemical and diamond drilling exploration for licenses 7510M, 7724M, 8182M and 8250M-8251M on claims in the Paradise Lake, Rolling Pond and Chiouk Brook areas, central Newfoundland, Altius Resources Incorporated and CanAlaska Ventures Limited., Geofile Report 002D/0452.

Barrett, S., Churchill, R. and O’Reilly, D., 2004. Assessment report on reclamation for 2004 submission for Mining Lease 141L and for third year, third year supplementary and fifth year assessment for licenses 8992M, 8252M, 10409M and 9464M on claims in the Glenwood, Exploits River, Roberts Arm and Rambler areas, central Newfoundland, Altius Resources Incorporated and Deep Reach Exploration., Geofile Report NFLD/2899.

Bouzane, J., 2007. First year assessment report on geochemical exploration for license 12528M on claims in the Weirs Brook area, central Newfoundland., Geofile Report 002E/02/1554.

Bouzane, J., 2006. First year assessment report on prospecting and geochemical exploration for license 10662M on claims in the First Pond, Gander River area, central Newfoundland., Geofile Report 002E/02/1515.

Bouzane, J., 2005. First year assessment report on prospecting and geochemical exploration for licenses 10124M-1025M on claims in the Weirs Brook area, central Newfoundland., Geofile Report 002E/02/1462.

Bouzane, J., 2001. First year assessment report on prospecting and geochemical exploration for license 7072m on claims in the Jonathans Second Pond area, northeastern Newfoundland., Geofile Report 002E/02/1193.

Bouzane, J. P. and Wilton, D. H. C., 1996. First year assessment report on diamond drilling exploration for license 4664 on claim 17499 in the Big Pond area, eastern Newfoundland, J P Bouzane Associates Limited., Geofile Report 002E/02/1051.

Bradley, D. and Graham, D. R., 1989. Second- and fourth-year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for the Great Bend project for license 3270 on claim block 5457, license 3271 on claim block 5458, license 3272 on claim block 5460 and license 3563 on claim block 4113 in the Northwest Gander River, Lizard Pond, Swan Lake and Breccia Pond areas, central Newfoundland, 2 reports, BP Resources Canada Limited, Murphy, L. and BP Canada Limited., Geofile Report 002D/11/0217.

Buchanan, C., 2004. Structural Analysis of Drill Core from the H-Pond and Pocket Pond Prospects and Shoreline Mapping at Gander Lake; Joe Batts Pond Property. Report prepared for Rubicon Minerals Corporation, pp. 39.

Buchanan, C. and House, S., 2004. Third year assessment report on geological and geochemical exploration for license 10100M on claims in The Outflow area, Gander Lake, central Newfoundland, 2 reports, Rubicon Minerals Corporation, Quinlan, R., Quinlan, E. and Quinlan, L., Geofile Report 002D/15/0544.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Budden, A., 2011. Third year assessment report on compilation, prospecting and geochemical exploration for licenses 15472M-15474M on claims in the Glenwood area, central Newfoundland., Geofile Report 002D/15/0814.

Burt, C., 2016. Sixth assessment report on prospecting and sampling for license 23461M on claims in the Bellman’s Pond area, central Newfoundland, Burt, C., Graves, G. and Warren, P., Geofile Report 002E/02/1974.

Burt, C., 2015. Fifth year assessment report on prospecting and geochemical and geophysical exploration for license 23461M on claims in the Bellman’s Pond area, central Newfoundland, Burt, C., Warren, P. and Graves, G., Geofile Report 002E/02/1923.

Burt, C., 2015. First year assessment report on prospecting and geochemical exploration for licenses 21920M-21921M on claims in the Jonathans Pond area, central Newfoundland, Burt, C., Bryan, C. and Warren, P., Geofile Report 002E/1908.

Burton, W. B. and Misener, D. J., 1987. First year assessment report on geological, geophysical and diamond drilling exploration for license 2738 on the Chiouk Brook prospect in the Great Bend area, Newfoundland, US Borax Limited and Murphy, M. L., Geofile Report 002D/11/0171.

Butler, D. J., 1991. First and fifth year assessment report on geological, geochemical and geophysical exploration for the Gander Project for license 2991 on claim block 5872, license 3972 on claim block 7295 and license 4085 on claim blocks 7430-7431 in the Twin Ponds area, north-central Newfoundland, Falconbridge Limited., Geofile Report 002D/15/0263.

Butler, D. J. and McLean, S., 1991. Fourth year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for the Gander project for license 2991 on claim block 5872 in the Twin Ponds area, north-central Newfoundland, Falconbridge Limited., Geofile Report 002D/15/0248.

Butler, D. J., 1988. First year assessment report on geological and geochemical exploration for license 3291 on claim block 5591 in the Third Pond area on the Gander River, Newfoundland, Falconbridge Limited., Geofile Report 002E/02/0637.

Butler, R, Jr. and Churchill, R., 2002. Second year assessment report on prospecting and geochemical exploration for license 8182M on claims in the Chiouk Brook area, central Newfoundland, Altius Resources Incorporated., Geofile Report 002D/11/0415.

Butler, R, Jr., 1997. First year assessment report on geological and geochemical exploration for license 4758 on claim 17610 and licenses 4902m-4903m on claims in the Northwest Gander River area, central Newfoundland, Lauren Exploration Limited, Short, R. and Lane, H., Geofile Report 002D/0317.

CGG Canada Services Ltd., 2017. Geophysical Survey Report on the Airborne Magnetic and Helitem35C Survey - Gander Area, NL, Canada; Project 701005, for Palisade Resources, August 25, 2017.

CGG Canada Services Ltd., 2020. Logistics and Processing Report on the HeliFALCON™ Airborne Gravity Gradiometer and Aeromagnetic Survey – Gander Area, NL, Canada; Project 900961, for New Found Gold Corp.

Chan L.L., 2003. First year assessment report on prospecting and geochemical exploration for licenses 8549M, 8584M and 8746M on claims in the Paul’s Pond area, central Newfoundland., Geofile Report 002D/11/0495.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Chan L.L., 2003. First year assessment report on compilation for licenses 8559M-8560M on claims in the Greenwood Pond area, central Newfoundland., Geofile Report 002D/11/0492.

Chan L.L., 2003. First year assessment report on prospecting and geochemical exploration for licenses 8611M and 8563M on claims in the Paul’s Pond area, central Newfoundland., Geofile Report 002D/11/0488.

Chan L.L., 2003. Fourth year assessment report on prospecting and geochemical exploration for license 7521M on claims in the Paul’s Pond area, central Newfoundland., Geofile Report 002D/11/0481.

Chan L.L., 2000. First year assessment report on prospecting and geochemical exploration for licenses 6693m, 6697m- 6698m and 6718m on claims in the Paul’s Pond area, central Newfoundland, Chan L.L., Geofile Report 002D/11/0385.

Chance, P., 1988. Assessment report on prospecting and geochemical exploration for license 3132 on claim block 5157, license 3133 on claim block 5158, license 3134 on claim block 5322, license 3190 on claim blocks 5461 and 5465, license 3191 on claim blocks 5466-5467 and license 3213 on claim block 5504 in the Hunts Ponds, Gander Lake and Southwest Gander River areas, Newfoundland, Lacana Mining Corporation., Geofile Report 002D/0190.

Christopher, T., 2012. First year assessment report on prospecting, compilation, and geochemical exploration for license 18627M on claims in the Wings Point area, central Newfoundland, Zonte Metals Incorporated., Geofile Report 002E/1814.

Christopher, T. and Fraser, D., 2012. Second year assessment report on geophysical exploration for license 17995M on claims in the Bellman’s Pond area, northeastern Newfoundland, Zonte Metals Incorporated, Bryan, C. A., Raymond, P. and Burt, C., Geofile Report 002E/02/1840.

Christopher, T., 2011. First year assessment report on prospecting and geochemical exploration for license 17995M on claims in the Bellman’s Pond area, northeastern Newfoundland, Zonte Metals Incorporated, Bryan, C. A., Raymond, P. and Burt, C., Geofile Report 002E/02/1803.

Churchill, R., 2014. Second year assessment report on petrography for licenses 21025M-21027M on claims in the Greenwood Pond area, central Newfoundland, Altius Resources Incorporated., Geofile Report 002D/11/0891.

Churchill, R., O’Reilly, D. and Winter, L., 2013. First Year Assessment Report on Prospecting, Rock Sampling and Till Sampling on the Aztec Property, map-staked licenses 021025M, 021026M and 021027M, Central Newfoundland, NTS sheets 02D/11, Altius Resources Inc., Geofile Report 002D_0869.

Churchill, R. and Froude, T., 2000. First year assessment report on geological and geochemical exploration for licenses 6705m and 6724m on claims in the Swiss Lake area, near Great Bend, Northwest Gander River, central Newfoundland, Altius Resources Incorporated., Geofile Report 002D/11/0397.

Churchill, R. and Butler, R. W, Jr., 2000. Third year assessment report on geological and geochemical exploration for license 4608m on claims in the Greenwood Pond area, central Newfoundland, Altius Resources Incorporated and Forex Resources., Geofile Report 002D/11/0384.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Churchill, R., 1999. First and Second Year Assessment Report on Geological Investigations, Line Cutting and Geophysics for License 6136M and Grouped License 6216M, Aztec Property, Greenwood Pond Area, Central Newfoundland, NTS 2D/11, Altius Resources Inc., 19 pages., Geofile: 002D_0346.

Churchill, R, Clarke, E J. and Butler, R, Jr., 1998. First year assessment report on compilation, prospecting and geochemical exploration for license 5505m on claims in the Greenwood Pond area, near Northwest Gander River, central Newfoundland, Altius Resources Incorporated and Clarke, E. J., Geofile Report 002D/11/0344.

Churchill, R., Clarke, E.J. and Butler, R., 1998. First Year Assessment Report on Compilation, Reconnaissance Mapping and Prospecting Greenwood Pond South Property (License 5270M), Northwest Gander River Area, Central Newfoundland, NTS 2D/11, Forex Resources, 29 pages., Geofile: 002D_0328.

Churchill, R., Clarke, E.J. and Butler, R., 1998. First year assessment report on compilation, and geological and geochemical exploration for license 4608m on claims in the Greenwood Pond area, near Northwest Gander River, central Newfoundland, Forex Resources and Butler, R. Jr., Geofile Report 002D/11/0326.

Collins, C.J., 1991. Fifth Year Assessment Report for License 2821- and Fourth-Year Assessment Report for License 3259, 1991 Exploration and Diamond Drilling on the Glenwood Project (6725), NTS 2D/15. For Noranda Exploration Company, Limited., Geofile Report 002D_0256.

Cooper, G., 2011. First year assessment report on prospecting and geochemical exploration for license 17551M on claims in the Bernard’s Brook area, central Newfoundland, 2 reports, Sceviour, J. and Cooper, G. E., Geofile Report 002D/11/0835.

Cooper, G. E. and Ryan, K. P., 2009. First year assessment report on compilation for licenses 14657M and 14569M on claims in the First Pond, Gander River area, central Newfoundland, Ryan, K. P., Geofile Report 002E/02/1594.

Cooper, G., 2008. First year assessment report on prospecting and geochemical exploration for license 12993M on claims in the Paul’s Pond area, central Newfoundland, Sceviour, J., Geofile Report 002D/11/0723.

Copeland, D. A., 2011. Eighth, ninth, tenth- and twelfth-year assessment report on prospecting and geochemical and geophysical exploration for licenses 6821M, 6823M, 9713M, 15698M, 15700M-15701M, 15703M and 15984M on claims in the H-Pond and Pocket Ponds area, near Gander, central Newfoundland, Lush, T. and Paragon Minerals Corporation., Geofile Report NFLD/3270.

Copeland, D. A., 2007. First year assessment report on prospecting and geochemical exploration for license 11407M on claims in the H-Pond area, central Newfoundland, Rubicon Minerals Corporation and Paragon Minerals Corporation., Geofile Report 002E/02/1641.

Copeland, D. A., 2007. Second year assessment report on prospecting and geochemical exploration for license 10377M on claims in the Appleton area, central Newfoundland, Paragon Minerals Corporation, Turpin, A., Gosine, T. and Rubicon Minerals Corporation., Geofile Report 002D/15/0674.

Copeland, D. A., 2006. Fourth- and sixth-year assessment report on prospecting and geochemical exploration for licenses 7093M and 10462M on claims in the Shirley Lake area, central Newfoundland, Rubicon Minerals Corporation., Geofile Report NFLD/2968.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Copeland, D. A., 2006. First year assessment report on prospecting and geochemical exploration for license 10377M on claims in the Appleton area, central Newfoundland, Rubicon Minerals Corporation., Geofile Report 002D/15/0624.

Cox, E. and Van Egmond, R., 2004. First year assessment report on geological, geochemical and geophysical exploration for licenses 8673M and 8751M-8752M on claims in the Birch-Pond area, central Newfoundland, 2 reports, Saunders, J., Candente Resource Corporation, Baldwin, S. and Pollett, F., Geofile Report 002D/11/0540.

Cox, E. and Van Egmond, R., 2004. Second year assessment report on geological and geophysical exploration for license 9998M on claims in the Eastern Pond area, central Newfoundland, 2 reports, Candente Resource Corporation, Keats, K. D., Keats, A., Dimmell, P. and KriASK Syndicate., Geofile Report 002D/11/0536.

Cox, E. and Van Egmond, R., 2003. First year assessment report on prospecting and remote sensing for licenses 8565M-8567M on claims in the Careless Cove and Outflow areas, Gander Lake, central Newfoundland, Candente Resource Corporation., Geofile Report 002D/15/0491.

Cox, E. and Van Egmond, R., 2003. 2002/2003 Assessment Report (Compilation, Geology / Prospecting, Soil Geochemistry, and Satellite Imagery Interpretation) for work carried out between February 2002 and January 2003 on the EASTERN POND CLAIM GROUP LICENSES 8380M, 8381M, 8382M, 8470M, 8471M, 8474M, 8571M, 8623M, 8673M, 8751M, 8752M, and 8898M (UTM 5386000 N; 632000 E) Central Newfoundland NTS 2D/11, Candente Resource Corporation, Keats, A., Keats, K., Baldwin, S., Saunders, J. K. and Pollett, F., Geofile Report 002D/11/0467.

Crocker, C. and Crocker, R., 2015. First year assessment report on compilation and prospecting for licenses 21591M and 21651M-21654M on claims in the Lizard Pond area, central Newfoundland., Geofile Report 002D/11/0913.

Crocker, P., Barbour, D. M. and Churchill, R., 1999. Second year assessment report on prospecting and compilation for license 5451m on claims in the Appleton area, central Newfoundland, 2 reports., Geofile Report 002D/15/0355.

Crocker, P., 1998. First year assessment report on prospecting and geochemical exploration for license 5451m on claims in the Glenwood area, central Newfoundland., Geofile Report 002D/15/0331.

Cunnison, K. and House, S., 2008. Assessment Report on Soil Sampling, Prospecting, Rock Sampling, Linecutting and IP Survey, and Diamond Drilling on part of the JBP Linear Property Licenses: 7181M, 7912M, 9713M, 10966M, 11407M, 12071M and Quinlan Prospecting License 12652M NTS 2D/15 and 2E/02 Newfoundland for Lush T. and Paragon Minerals Corporation., Geofile Report NFLD_3122.

Dearin, C., 2003. First year assessment report on prospecting, compilation and geochemical exploration for licenses 8658M-8659M on claims in the Northwest Gander River area, central Newfoundland, Sparton Resources Incorporated and Intrepid Minerals Corporation., Geofile Report 002D/11/0498.

Dearin, C. and Fraser, D., 2003. First year assessment report on geological, geochemical and geophysical exploration for licenses 8440M-8442M, 8556M, 8774M-8778M, 8801M-8802M and 8804M on claims in the Northwest Gander River area, central Newfoundland, Grayd Resource Corporation and South Coast Ventures Incorporated., Geofile Report 002D/0466.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Devereaux, A., et al., 2012. First and second year assessment report on prospecting, petrography, geochemical exploration, geophysical interpretation and relogging of diamond drill core for licenses 18149M, 18153M, 18161M, 18165M, 18169M, 18172M, 18174M, 18175M, 18177M-18178M, 18194M-18195M, 18198M-18202M, 18924M, 18928M, 19024M-19025M, 19027M-19029M, 19031M, 19119M, 19182M, 19495M, 19581M, 19584M, 19698M-19699M and 19701M-19754M on claims in the Hare Bay, Bay of Islands, Deer Lake, Flat Water Pond, Star Lake, Pipestone Pond, Coy Pond and Gander Lake areas, Newfoundland, Altius Resources Incorporated and Cliffs Natural Resources Incorporated., Geofile Report NFLD/3236.

Dimmell, P.M., Regular, M.R., 2017. Assessment Report, Prospecting and Trenching, on the Gander Gold Property, Licenses 6821M, 7984M, 23804M, 23720M, 23721M and 53 Other Licenses, Gander Lake-Northwest Gander River Area, Central Newfoundland, NTS: 2D/6,10,11,14,15, and 2E/2 for New Found Gold Corporation (formerly Palisade Resources Inc.), Project total – 58 Licenses / 3525 claims; Assessment work May – Dec. 2017, Submitted: March 30, 2018.

Dimmell, P.M., Regular, M.B, Sharpe, B., 2017. First-, second-, fifteenth-, sixteenth- and eighteenth year Assessment Report - Airborne Geophysics on the Gander Gold Property - Licenses 6821M, 7984M, 23804M, 23720M, 23721M, and 55 Other Licenses, Gander Lake-Northwest Gander River Area, Central Newfoundland, NTS: 2D/6, 2D/10, 2D/11, 2D/14, 2D/15, 2E/2 for New Found Gold Corp. (formerly Palisade Resources Inc.).

Dimmell, P. M., Wetherup, S. and Heath, B., 2013. First-, fourth-, ninth-, tenth-, eleventh- and fourteenth-year Assessment report on geological and geophysical exploration for licenses 6821M, 6823M, 7984M, 9713M, 15698M, 15700M-15701M, 15703M, 15923M, 15984M, 19880M and 19896M on claims in the Gander River area, central Newfoundland, 3 reports, Northern Skye Resources Incorporated, True Claim Resources, KriASK Syndicate, ASK Prospecting and Guiding, Krinor Resources Incorporated and Canadian Zinc Corporation., Geofile Report NFLD/3306.

Dimmell, P.M., 2010. First year assessment report on prospecting for license 15923M on claims in the Gander River area, central Newfoundland, KriASK Syndicate, ASK Prospecting and Guiding and Krinor Resources Incorporated., Geofile Report NFLD/3153.

Dimmell, P.M., Breen, J. J. and Froude, T., 2004. Second year assessment report on prospecting and geochemical exploration for license 8383M on claims in the Southwest Gander River area, central Newfoundland, KriASK Syndicate, Keats, A. E. T., Keats, K. and Dimmell, P., Geofile Report 002D/06/0541.

Dimmell, P.M., 2002. Third Year Assessment Report (Compilation, Geology/Prospecting, Geophysics, Geochemistry) on the Paul’s Pond Property License 6658M (UTM 5390250 N, 635500 E) Central Newfoundland NTS 2D/11 for Cornerstone Resources Inc., Geofile Report 002D_0543.

Dimmell, P.M., 2000. First year assessment report on prospecting and geochemical exploration for license 6830M on claims in the Millers Brook area, central Newfoundland, Krinor Resources Incorporated, Keats, A. and Keats, K., Geofile Report 002E/02/1141.

Dimmell, P. M. and Fraser, D., 2000. First year assessment report on prospecting and geochemical and geophysical exploration for licenses 6425m-6426m on claims in the Appleton area, central Newfoundland, 2 reports, United Carina Resources Corporation, Consolidated Pine Channel Gold Corporation and Lush, T., Geofile Report NFLD/2753.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Dimmell, P. M., Fraser, D. and House, G., 2000. First year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for licenses 6422m, 6536m-6537m, 6542m-6545m, 6649m-6651m, 6665m-6668m and 6701m on claims in the Appleton area, central Newfoundland, 3 reports, United Carina Resources Corporation., Geofile Report NFLD/2747.

Dimmell, P.M., 1988. First year assessment report on geochemical exploration for license 3132 on claim block 5157, license 3133 on claim block 5158, license 3190 on claim blocks 5461 and 5465, license 3191 on claim blocks 5466-5467 and license 3213 on claim block 5504 in the Gander Lake and Hunts Ponds areas, central Newfoundland, Lacana Ex [1981] Incorporated., Geofile Report 002D/15/_0191.

Fancey, D., 2012. First year assessment report on prospecting and geochemical exploration for license 18073M on claims in the Gander River area, central Newfoundland., Geofile Report 002E/1724.

Fenton, J.O., 1981. Report on the Geological, Trenching, and Diamond Drilling Investigations carried out in the Gander Lake South Area of NALCO LOT II. 2D.10B, C; 2D/11A, D; 2D/15A, b, C, D, Hudson’s Bay Oil and Gas Company Limited., Geofile Report 002D/0113.

French, V. A., 1988. First year assessment report on prospecting and geochemical exploration for license 3144 on claim block 5387 in the Third Berry Hill Pond area, Newfoundland, Lucero Resource Corporation., Geofile Report 002D/06/0193.

Froude, T., 2011. First year assessment report on prospecting and geochemical exploration for license 16509M on claims in the Greenwood Pond area, central Newfoundland, Golden Dory Resources Corporation., Geofile Report 002D/11/0830.

Froude, T., 2005. Third year assessment report on prospecting and geochemical and trenching exploration for licenses 10926M and 10937M-10938M on claims in the Gander River area, central Newfoundland, Crosshair Exploration and Mining Corporation and Rubicon Minerals Corporation., Geofile Report 002E/02/1440.

Froude, T., 2005. Report on Diamond Drilling on the Glenwood Break Project License 10937M (256 claims) NTS 2E/02 for Crosshair Exploration and Mining Corporation and Rubicon Minerals Corporation., Geofile Report 002E_1446.

Froude, T., 2005. First Year (10659M), Second Year (10363M), and Seventh Year (7521M) Assessment Report on Diamond Drilling (7521M and 10363M) and Reconnaissance Prospecting (10659M) on the North Paul’s Pond Project NTS 2D/11 for Crosshair Exploration and Mining Corporation., Geofile Report 002D_0620.

Froude, T. and Newman, R., 2005. Report of Work on the North Paul’s Pond Property Line Cutting, Soil Sampling, Geological Mapping, IP Geophysical Surveying, Prospecting, Trenching and Compilation LICENCES 7521M (6th Yr), 8746M (3rd Yr), 10086M (3rd Yr), 10363M (1st Yr) and 8611M (3rd Yr) Central Newfoundland NTS 2D/11 for Crosshair Exploration and Mining Corporation., Geofile Report 002D_0593.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Gagnon, J., 1981. Report on geological, geochemical and geophysical exploration for license 1534 and 1638–1648 on the Jonathans Pond claims in the Gander area, Newfoundland, Westfield Minerals Limited., Geofile Report 002E/02/0410.

Goldak, B. and Churchill, R. A., 2002. First year, first year supplementary, third and fourth year, fourth year supplementary, fifth year and eighth year supplementary assessment report on geophysical exploration for licenses 7510M, 7688M, 7724M, 8182M, 8249M-8251M, 8413M, 8479M and 8867M on claims in the Botwood Basin area, central Newfoundland, 2 reports, Sudbury Contact Mines Limited, CanAlaska Ventures Limited and Altius Resources Incorporated., Geofile Report NFLD/2809.

GoldSpot Discoveries, 2018. NFGC Linear property report on current structural and metallogenic interpretations, GoldSpot Discoveries. Summary report prepared for New Found Gold Corp.

Gower, D., 1989. First year assessment report on line cutting for license 3259 on claim block 3775 in the Gander River Outflow area, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002D/15/0199.

Gower, D. and Tallman, P., 1988. Second year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for license 2897 on claim blocks 4515–4517 and 4520 and license 2917 on claim blocks 4553–4554 and claim 15549 in the Gander River Outflow and Careless Cove areas, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002D/15/0198.

Graham, D. R., 1990. Second, third and fifth year assessment report on prospecting, trenching, diamond drilling and geochemical exploration for the Great Bend project for license 3270 on claim block 5457, license 3271 on claim block 5458, license 3272 on claim block 5460, license 3563 on claim block 4113, license 3836 on claim blocks 4112 and 4396 and license 4023 on claim blocks 6403–6404 in the Northwest Gander River area, central Newfoundland, BP Resources Canada Limited and Murphy, L., Geofile Report 002D/11/0232.

Graham, D. R., 1989. First year assessment report on geological and geochemical exploration for the Great Bend project for license 3572 on claim blocks 6403–6405 in the Bear Pond and Bear Brook areas, central Newfoundland, Murphy, L. and BP Resources Canada Limited., Geofile Report 002D/11/0216.

Graves, G., 1988. First year assessment report on prospecting and geochemical exploration for license 2967 on claim blocks 3413, 3421, 4766–4767 and 4776–4778 in the Millers Brook and Joe Batts Brook areas, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002E/02/0594.

Graves, G., 1987. Third year assessment report on geochemical, geophysical and trenching exploration for the Jonathans Pond project for license 2472 on claims in the Jonathans Second Pond area, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002E/0608.

Graves, G., 1987. First year assessment report on prospecting, geochemical, geophysical and trenching exploration for license 2897 on claim blocks 4515, 4517 and 4520 and license 2917 on claim blocks 4553–4554 in the Gander River Outflow and Gander Lake areas, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002D/15/0189.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Green, K., 1989. First year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for license 3411 on claim blocks 5773–5776, license 3429 on claim blocks 6076–6081, license 3449 on claim blocks 6126–6149 and 6076 and claims 15803–15807 and 15813–15823, license 3453 on claim blocks 6093–6095 and 6150–6154, license 3493 on claim 15832, license 3494 on claims 15831 and 15833, license 3502 on claim blocks 6348–6349, license 3503 on claim block 6359 and license 3504 on claim blocks 6350–6351 in the First Pond, Duder Lake, Burnt Lake and Joe Batts Pond areas, Newfoundland, Noranda Exploration Company Limited and Noront Resources Limited., Geofile Report NFLD/1890 in 4 parts.

Guinchard, W., 2015. First year assessment report on compilation for license 21886M on claims in the Greenwood Pond area, central Newfoundland., Geofile Report 002D/11/0915.

Guinchard, W., 2015. First and third year assessment report on prospecting and geochemical exploration for licenses 20898M and 22537M on claims in the Dead Wolf Brook area, central Newfoundland., Geofile Report 002D/10/0940.

Guinchard, W., 2011. First year assessment report on prospecting and geochemical exploration for licenses 16889M and 16893M on claims in the Beaver Brook area, central Newfoundland., Geofile Report 002D/11/0823.

Hedges, G., 2009. Second- and third-year assessment report on prospecting for licenses 12382M and 13556M on claims in the Southwest Gander River area, central Newfoundland., Geofile Report 002D/0720.

Hedges, G., 2008. First and second year assessment report on prospecting and geochemical exploration for licenses 12382M and 13556M on claims in the Southwest Gander River area, central Newfoundland., Geofile Report 002D/0737.

Hedges, G., 2007. First year assessment report on prospecting and geochemical exploration for license 12382M on claims in the Southwest Gander River area, central Newfoundland., Geofile Report 002D/0680.

Hicks, D., 2013. First year assessment report on compilation and prospecting for license 20362M on claims in the Chiouk Brook area, central Newfoundland., Geofile Report 002D/11/0872.

Hodge, R., 1997. First year assessment report on prospecting and geochemical exploration for license 4718 on claim 16323 and license 4719 on claims 16324–16327 in the Northwest Gander River area, central Newfoundland, New Island Minerals Limited., Geofile Report 002D/11/0342.

Holmes, D and Michaud, M. 2017. Report on November 2016 Till Sampling for Gold, Overburden Drilling Management Limited, pp. 133.

House, S. and Copeland, D. A., 2008. Third year assessment report on prospecting and geochemical exploration for license 10377M on claims in the Appleton area, central Newfoundland, Gosine, T., Turpin, A. and Paragon Minerals Corporation., Geofile Report 002D/15/0716.

House, S., 2007. Fourth, sixth- and eighth-year assessment report on prospecting and geochemical and diamond drilling exploration for licenses 7022M, 7093M, 9808M and 10462M on claims in the Shirley Lake area, central Newfoundland, Black Bart Prospecting Incorporated, Lewis, G. E., Paragon Minerals Corporation, Chafe, P. and Reid, C., Geofile Report NFLD/3062.

House, S., 2007. Sixth- and seventh-year assessment report on prospecting and geochemical exploration for licenses 7180M-7181M and 7912M on claims in the Third Pond, Gander River area central Newfoundland, Paragon Minerals Corporation and Reid, C. M., Geofile Report 002E/02/1544.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

House, S., 2005. First, third- and fifth-year assessment report on prospecting and geochemical exploration for licenses 7093M, 8261M, 8361M and 9808M-9809M on claims in the Shirley Lake area, near Glenwood, central Newfoundland, Rubicon Minerals Corporation and Black Bart Prospecting Incorporated., Geofile Report NFLD/2958.

House, S., 2005. Third- and fifth-year assessment report on prospecting and geochemical and trenching exploration for license 7182M and 8414M on claims in the Jonathans First Pond area, central Newfoundland, Rubicon Minerals Corporation, Reid, C. M. and Dimmell, P. M., Geofile Report 002E/02/1394.

House, S., 2005. Second- and third-year assessment report on prospecting and geochemical and trenching exploration for licenses 8473M, 8614M-8615M and 8687M on claims in the Jonathans Brook area, central Newfoundland, Rubicon Minerals Corporation, Keats, K. D. and Wade, D., Geofile Report 002E/02/1414.

House, S., 2004. Second year assessment report on prospecting, geochemical exploration and trenching for licenses 8603M-8604M and 8606M on claims in the Island Pond area, near Glenwood, central Newfoundland, Rubicon Minerals Corporation., Geofile Report 002E/02/1332.

House, S., 2002. First and second year assessment report on prospecting and geochemical exploration for licenses 7549M-7550M, 8117M and 8161M on claims in the Salmon River and Bay d’Espoir Highway areas, central Newfoundland, Black Bart Prospecting Incorporated, Lewis, G E., Chafe, P. and Rubicon Minerals Corporation., Geofile Report NFLD/2789.

Hutchings, C., 1999. First year assessment report on prospecting and compilation for license 6658M on claims in the Paul’s Pond area, central Newfoundland, Cornerstone Resources Incorporated., Geofile Report 002D/11/0609.

Jacobs, W., 2003. First year assessment report on geological and geochemical exploration for license 8843M on claims in the Fourth-Pond, Gander River area, central Newfoundland, Falcon Ventures Incorporated., Geofile Report 002E/02/1297.

Keats, C., 2011. First year assessment report on prospecting and geochemical exploration for license 16998M on claims in the Dead Wolf Brook area, central Newfoundland, Humby, H., Geofile Report 002D/10/0833.

Keats, C., 2011. First year assessment report on prospecting and geochemical exploration for license 16997M on claims in the Dead Wolf Brook area, central Newfoundland, Critchley, H., Geofile Report 002D/10/0845.

Keats, K., 2006. Second year assessment report on geochemical and trenching exploration for license 9776M on claims in the Little Harbor, Gander Lake area, central Newfoundland, Spruce Ridge Resources Limited., Geofile Report 002D/15/0626.

Keats, K., 2006. Third year assessment report on geochemical and trenching exploration for license 8656M on claims in the Glenwood Park area, central Newfoundland, Spruce Ridge Resources Limited., Geofile Report 002D/15/0625.

Keats, K., 2005. Second year assessment report on prospecting and geochemical exploration for license 8661M on claims in the Hunts Cove area, Gander Lake, central Newfoundland, Spruce Ridge Resources Limited and Black Bart Prospecting Incorporated., Geofile Report 002D/15/0656.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Keats, K., 2005. Second year assessment report on prospecting and geochemical exploration for license 8656M on claims in the Glenwood Park area, central Newfoundland, Spruce Ridge Resources Limited., Geofile Report 002D/15/0654.

Keats, K., 2005. First Year Assessment Report on License 9776M Little Harbor Property NTS 2D/15., Geofile Report 002D/15/0607.

Keats, K., 2005. First year assessment report on prospecting and geochemical exploration for license 9777M on claims in the Hunts Cove area, Gander Lake, Newfoundland, Spruce Ridge Resources Limited., Geofile Report 002D/15/0606.

Keats, K., 2005. First year assessment report on prospecting for license 9778M on claims in the Hunts Pond area, near Gander Lake, central Newfoundland, Spruce Ridge Resources Limited., Geofile Report 002D/15/0578.

Keats, K., 2004. First year assessment report on Air Photo Interpretation for license 9683M on claims in the Hunts Brook area, Gander Lake, central Newfoundland, Spruce Ridge Resources Limited., Geofile Report 002D/15/0644.

Kelloway, K., 2014. Third year assessment report on prospecting and geochemical exploration for license 21570M on claims in the Bellman’s Pond area, central Newfoundland., Geofile Report 002E/02/1885.

Kelloway, K., 2013. First year assessment report on prospecting and geochemical exploration for license 20266M on claims in the Bellman’s Pond area, central Newfoundland., Geofile Report 002E/02/1852.

Kohlsmith, R.L., 1989. Second year assessment report on geological, geochemical and geophysical exploration for license 2991 on claim block 5872 in the Gander Lake area, Newfoundland, Falconbridge Limited., Geofile Report 002D/15/0207.

Kohlsmith, R.L., 1989. First year assessment report on geological and geochemical exploration for the Caribou Lake project for license 3444 on claim blocks 5874–5875 in the Larson’s Falls and Southwest Gander River areas, Newfoundland, Falconbridge Limited., Geofile Report 002D/11/0201.

Kohlsmith, R., 1988. First year assessment report on geological and geochemical exploration for license 2908 on claim blocks 4506–4507, license 2909 on claim block 4327 and license 2910 on claim blocks 4328–4329 in Caribou Lake and Dead Wolf Brook areas, Newfoundland, Kidd Creek Mines Limited., Geofile Report 002D/0194.

Kohlsmith, R., 1988. First year assessment report on geological and geochemical exploration for license 2946 on claim block 4509 and license 3006 on claim block 4744 in the Jonathans Pond and Second Pond areas, Newfoundland, Kidd Creek Mines Limited., Geofile Report 002E/0577.

Kohlsmith, R.L., 1988. First year assessment report on geological and geochemical exploration for the Gander project for license 2991 on claim block 5872 in the Joe Batts Pond area, Newfoundland, Kidd Creek Newfoundland Limited., Geofile Report 002D/15/0187.

Kohlsmith, R. L. and Gledhill, P. A., 1988. Second year assessment report on geological, geochemical, geophysical and diamond drilling exploration for license 3327 on claims in the Caribou Lake, Southwest Gander River and Dead Wolf Brook areas, Newfoundland, 2 reports, Falconbridge Limited., Geofile Report 002D/0195.

Kohlsmith, R., 1987. First year assessment report on geological and geochemical exploration for the Caribou Lake project for license 2861 on claim block 4325 and license 2862 on claim Clock 4324 in the Southwest Gander River and Dead Wolf Brook areas, Newfoundland, Kidd Creek Newfoundland Limited., Geofile Report 002D/10/0173.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Kohlsmith, R., 1987. First year assessment report on geological, geochemical and geophysical exploration for license 2810 on claim block 4677 in the Caribou Lake area, Newfoundland, Kidd Creek Newfoundland Limited., Geofile Report 002D/0172.

Labonte, J. A. and Piercey, S. J., 2012. Thirteenth year assessment report on prospecting, geochemical exploration and petrography for license 6658M on claims in the Paul’s Pond area, central Newfoundland, Cornerstone Resources Incorporated., Geofile Report 002D/11/0771.

Lawrence, G. 2015. First year assessment report on prospecting and geochemical exploration for license 21820M on claims in the Island Pond area, central Newfoundland., Geofile Report 002E/02/1881.

Lawrence, G. 2014. First year assessment report on prospecting and geochemical exploration for license 20780M on claims in the Glenwood area, central Newfoundland., Geofile Report 002E/1875.

Lewis, G., 2004. First year assessment report on linecutting for license 8276M on claims in the Appleton area, central Newfoundland, Black Bart Prospecting Incorporated., Geofile Report 002D/15/0524.

Lewis, G., Delaney, P, and Mullen, D, 2003. Second year assessment report on prospecting and geochemical and diamond drilling exploration for license 8276M on claims in the Appleton area, central Newfoundland, Rubicon Minerals Corporation, Black Bart Prospecting Incorporated and VVC Exploration., Geofile Report 002D/15/0525.

Lush, T., 2001. Second year assessment report on prospecting and geochemical exploration for license 6821M on claims in the Joe Batts Brook area, central Newfoundland., Geofile Report 002E/02/1158.

Lush, T., 2000. First year assessment report on prospecting and geochemical exploration for license 6823m on claims in the Jonathans Brook area, central Newfoundland., Geofile Report 002E/02/1097.

MacInnis, C. and Azad, S., 2019. Technical Report on the Linear Gold Project, Newfoundland, Canada. NI43-101 Technical Report prepared by GoldSpot Discoveries Inc. for New Found Gold Corporation.

MacKenzie, A. C. and Averill, S., 1985. First year assessment report on geological, geochemical and geophysical exploration for license 2472 on claim blocks 3798–3800 in the Jonathans Pond area, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002E/0532.

MacPherson, W. A., 1991. Second year supplementary and third year assessment report on geological, geochemical, geophysical and diamond drilling exploration for license 3714 on claim block 6730 and license 3825 on claim blocks 7089–7092 in the Gander River, Salmon Pond and Glenwood areas, central Newfoundland, 10090 Newfoundland Limited, Geofile Report NFLD/2182.

MacVeigh, J. G., 2005. Report on Prospecting, Rock Sampling, Soil Sampling, Trenching, Linecutting and IP Survey on part of the Glenwood Break Property Licenses: 6821M, (6th year), 8344M (3rd year), 8415M (3rd year), 8572M (3rd year), 8607M, 8613M, 8616M, 8617M and 9684M (2nd year), NTS 2E/02 and 2D/15, Newfoundland For Lush T., (6821M), Dimmell, P. M., (8415M), Wade, D., (8344M), Allan E., Keats T. (8572M) and Rubicon Minerals Corporation (8607M, 8613M, 8616M, 8617M and 9684M)., Geofile Report NFLD/2912.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

MacVeigh, J. G., 2005. Assessment Report on Trenching, Geology, Rock Sampling and Soil Sampling on Part of the Lush Property License 9713M (1st Year) (NTS 2D/15, 2E/02), Newfoundland and Labrador. Lush, T. and Rubicon Minerals Corporation., Geofile Report NFLD/2904.

MacVeigh, J. G., 2004. Assessment Report on Soil Sampling on Part of the Glenwood Break Property (Joe Batts’ Linear Project Area) License 8607M (2nd Year) (NTS 2D/15, 2E/02), Newfoundland and Labrador for Rubicon Minerals Corporation., Geofile Report NFLD/2888.

MacVeigh, J. G., 2004. Second year assessment report on geochemical exploration for license 8572M on claims in the Joe Batts Pond area, central Newfoundland, Keats, A. E. T. and Rubicon Minerals Corporation., Geofile Report 002D/15/0554.

MacVeigh, J. G. and Hoffe, C. K., 2004. Fourth year assessment report on prospecting and geochemical exploration for license 7179M on claims in the Gander Lake area, central Newfoundland, Rubicon Minerals Corporation and Reid, C. M., Geofile Report 002D/15/0535.

MacVeigh, J. G. and Hoffe, C. K., 2004. Assessment Report on Prospecting and Sampling JBP (Joe Batts’s Pond) Property License 8344M (2nd Year) and 8415M (2nd Year) (NTS 2D/15), Newfoundland and Labrador for Wade D., (8344M) Dimmell, P. M. (8415M) (License Holders) and Rubicon Minerals Corporation., Geofile Report 002D/15/0533.

MacVeigh, J. G. and Dimmell, P. M., 2003. First year assessment report on prospecting and geochemical exploration for licenses 8383M and 8828M on claims in the Southwest Gander River-Middle Ridge area, central Newfoundland, KriASK Syndicate, Keats, A. E. T., Keats, S. and Krinor Resources Incorporated., Geofile Report 002D/0468.

MacVeigh, J. G., 2003. Assessment Report on Prospecting, Rock and Soil Sampling JBP (Joe Batts’s Pond) Property License 8344M (1st Year) and 8415M (1st Year) (NTS 2D/15), Newfoundland and Labrador For Wade D., (8344M) Dimmell P. M. (8415M) (License Holders) and Rubicon Minerals Corporation., Geofile Report 002D/15/0480.

MacVeigh, J. G., 2003. First and second year assessment report on geological, geochemical and trenching exploration for licenses 7906M, 8310M-8311M, 8319M and 8443M on claims in the Outflow area, Gander Lake, central Newfoundland. Quinlan, E., Rubicon Minerals Corporation, Quest Incorporated, Quinlan, L. and Quinlan, R., Geofile Report 002D/15/0473.

MacVeigh, J. G., 2003. Third year assessment report on prospecting and geochemical exploration for license 7179M on claims in the Gander Lake area, central Newfoundland, Rubicon Minerals Corporation, Black Bart Prospecting Incorporated and Reid, C. M., Geofile Report 002D/15/0453.

MacVeigh, J. G., 2003: First year assessment report on prospecting and geochemical exploration for licenses 8414M, 8473M and 8687M on claims in the Jonathans Pond area, northeastern Newfoundland, Rubicon Minerals Corporation, Dimmell, P. M., Wade, D. and Keats, K. D., Geofile Report 002E/02/1275.

McLean, C., 2017. First year assessment report on prospecting and geochemical exploration for license 23842M on claims in the Southwest Gander River area, central Newfoundland., Geofile Report 002D/0948.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

McLean, C., 2015. First year assessment report on prospecting and geochemical exploration for license 22219M on claims in the Middle Ridge area, central Newfoundland., Geofile Report 002D/0919.

Mercer, B.J., 1988. First and second year assessment report on geological, geochemical and geophysical exploration for licenses 2751, 2753, 2774–2777, and 3270 and 3272 on property in the Great Bend area, Newfoundland, Atlantic Goldfields Incorporated and Jascan Resources Incorporated., Geofile Report 002D/11/0169.

Mercer, B.J., 1988. Second year assessment report on geochemical and diamond drilling exploration for the Great Bend project for licenses 2738 and 2753 on property on the Lizard Pond and Chiouk Brook in the Great Bend area, Newfoundland, Atlantic Goldfields Incorporated and Jascan Resources Incorporated., Geofile Report 002D/11/0170.

Mesher, I., 2003. First year assessment report on prospecting and geochemical exploration for license 8610M on claims in the Lizard Pond area, near Northwest Gander River, central Newfoundland., Geofile Report 002D/11/0490.

Mitton, B., 2008. Assessment Report on Diamond Drilling for the Appleton Linear Property License: 7984M (Year 10) NTS 2D/15 and 2E/02 Newfoundland, Paragon Minerals Corporation., Geofile Report NFLD_3032.

Mitton, B. and Jansen, J., 2007. 7th Year Assessment Report on Diamond Drilling for the JBP Linear Property License: 15704M, 15705M, 15698M, 15699M, 15700M, 15701M, 15702M and 15703M NTS 2D/15 and 2E/02 Newfoundland, Paragon Minerals Corporation., Geofile Report NFLD_3037.

Mitton, B. and Jansen, J., 2007. 7th Year Assessment Report on Diamond Drilling for the JBP Linear Property License: 15704M, 15705M, 15698M, 15699M, 15700M, 15701M, 15702M and 15703M NTS 2D/15 and 2E/02 Newfoundland, Paragon Minerals Corporation., Geofile Report NFLD/3037.

Moore, P., 2003. Report of Work, Airborne Geophysical Surveys, Prospecting and Rock Sampling on the Glenwood Break - International Lima Joint Venture Property Licenses: 8600M, 8601M, 8602M, 8603M, 8604M, 8605M, 8606M, 8609M (1st Year) 7180M, 7181M (4th Year) 7912M (4th Year), 8608M (1st Year) and 8477M (2nd Year), NTS 2E/02, 2E/03, 2D/14 and 2D/15, Newfoundland., Geofile Report NFLD_2847.

Moore, P., 2003. Report of Work, Airborne Geophysical Surveys, Prospecting and Rock Sampling on the Glenwood Break- International Lima Joint Venture Property Licenses: 8600M, 8601M, 8602M, 8603M, 8604M, 8605M, 8606M, 8609M (1st Year) 7180M, 7181M (4th Year) 7912M (4th Year), 8608M (1st Year) and 8477M (2nd Year), NTS 2E/02, 2E/03, 2D/14 and 2D/15, Newfoundland for Reid C. M., (7180M, 7181M and 7912M), Quinlan E. (8477M) and Rubicon Minerals Corporation (8600M, 8601M, 8602M, 8603M, 8604M, 8605M, 8606M, 8608M and 8609M)., Geofile Report NFLD_2848.

Mullen, D. V., 2007. Eighth year assessment report on geochemical exploration and relogging of diamond drill core for license 7984M on claims in the Appleton area, central Newfoundland, Paragon Minerals Corporation, Krinor Resources Incorporated and KriASK Syndicate., Geofile Report NFLD/2991.

Mullen, D. V., 2004. Third Year Supplementary Assessment Report on Diamond Drilling “H-Pond Brook” and “East Pocket Pond” Prospects JBP Linear Property Project Nos. NF-413 and NF-419 Licenses 8572M and 8607M NTS: 2D/15 and 2E/02 Gander and Gander River Areas Newfoundland and Labrador Part 1 of 2, Rubicon Minerals Corp., Geofile Report NFLD_2909.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Mullen, D. V., 2004. 4th Year Assessment Report on Diamond Drilling “Knob”, “Letha” and “Grouse” Prospects Golden Bullet Project (RMX Project No. NF-424) License 10100M NTS: 2D/15, Gander Area Newfoundland and Labrador, Rubicon Minerals Corp., Geofile Report 002D_0743.

Mullen, D. V., 2004. Third Year Assessment Report on Diamond Drilling “H-Pond” and “Pocket Pond” Prospects JBP Linear Property Project Nos. NF-413 and NF-419 Licenses 8572M and 8607M NTS: 2D/15 and 2E/02 Gander and Gander River Areas Newfoundland and Labrador, Rubicon Minerals Corp., Geofile Report NFLD_2897.

Newman, R., 2014. Assessment report on geophysical and diamond drilling exploration for 2013 submission for Mining Leases 146 [4813] and 199 [10221M] in the Beaver Brook area, central Newfoundland, Beaver Brook Antimony Mine Incorporated., Geofile Report 002D/11/0892.

Newman, R., 2005. Sixth year assessment report on soil sampling for license 7181M on claims in the Third Pond, Gander River area, central Newfoundland, Crosshair Exploration and Mining Corporation, Reid, C. and Rubicon Minerals Corporation., Geofile Report 002E/02/1453.

Newport, A., 2007. Report of Prospecting, Rock Sampling, Soil Sampling, Trenching and Diamond Drilling on part of the JBP Linear Property Licenses: 6821M, 6823M, 7182M, 10967M, 10968M, 12071M NTS 2D/15 and 2E/02 Newfoundland for Reid C., Lush C. and Paragon Minerals Corporation., Geofile Report NFLD_2996.

Newport, A. M. and McNeill, P., 2006. Fourth- and seventh-year assessment reports on geological and geochemical exploration for licenses 6821M and 10965M-10966M on claims in the H-Pond and Joe Batts Pond area, central Newfoundland, 2 reports, Rubicon Minerals Corporation and Lush, T., Geofile Report NFLD/2930.

Newport, A., 2006. Fourth, sixth- and seventh-year assessment report on geological and geochemical exploration for licenses 6823M, 7182M and 10967M-10968M on claims in the Jonathans First Pond area, central Newfoundland, Rubicon Minerals Corporation, Lush, T. and Reid, C., Geofile Report 002E/1450.

Newport, A.M., 2006. Fifth year assessment report on prospecting and geochemical exploration for license 10100M on claims in The Outflow area, Gander Lake, central Newfoundland, Rubicon Minerals Corporation., Geofile Report 002D/15/0666.

Newport, A.M., 2006. Sixth year assessment report on prospecting and geochemical exploration for license 7179M on claims in the Gander Lake area, central Newfoundland, Reid, C. and Rubicon Minerals Corporation., Geofile Report 002D/15/0660.

Newport, A.M., 2005. Sixth year assessment report on prospecting and geochemical exploration for license 6823M on claims in the Jonathans Brook area, central Newfoundland, Lush, T. and Rubicon Minerals Corporation., Geofile Report 002E/02/1456.

Noel, N., 2012. First year assessment report on prospecting for licenses 17377M and 17783M on claims in the Paul’s Pond area, central Newfoundland, Noel, E. M., Geofile Report 002D/11/0774.

Noel, N., 2012. First year assessment report on prospecting for license 18085M on claims in the Great Gull River area, central Newfoundland, Noel, E. M., Geofile Report 002D/0769.

Noel, N., 2012. First year assessment report on prospecting for licenses 18107M and 18208M on claims in the Big Pond area, central Newfoundland, Noel, E. M., Geofile Report 002E/02/1704.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Noel, N., 2012. First year assessment report on prospecting on licenses 18062M, 18063M and 18064M on claims in the Burnt Lake area, central Newfoundland, Noel, E. M., Geofile Report 002E/02/1703.

Noel, N., 2011. Second year assessment report on prospecting and geochemical exploration for licenses 16273M- 16274M and 16276M on claims in the Paul’s Pond area, central Newfoundland, Noel, M., Geofile Report 002D/0811.

Noel, N., 2011. Third year assessment report on prospecting and trenching exploration for licenses 16273M-16274M and 16276M on claims in the Paul’s Pond area, central Newfoundland, Noel, M., Geofile Report 002D/0785.

Noel, N., 2010. First year assessment report on prospecting for licenses 16273M-16274M, 16276M, 17377M and 17783M on claims in the Paul’s Pond area, central Newfoundland, Noel, M., Geofile Report 002D/0827.

Noel, N., 2009. First year assessment report on prospecting for license 15513M on claims in the Great Gull River area, central Newfoundland, Noel, M., Geofile Report 002D/0754.

Noel, N., 2009. Second year assessment report on prospecting for license 13907M on claims in the Breccia Pond area, central Newfoundland, Noel, M., Geofile Report 002D/0748.

Noel, N., 2008. First- and fourth-year assessment report on prospecting for licenses 9917M, 13057M-13059M and 14803M on claims in the Northwest Gander River area, central Newfoundland, Noel, M. and Noel, N., Geofile Report 002D/0731.

Noel, N., 2008. First year assessment report on prospecting for license 14848M on claims in the Greenwood Pond area, central Newfoundland, Noel, E. M., Geofile Report 002D/11/0722.

Noel, N., 2008. First year assessment report on prospecting for license 14849M on claims in the Greenwood Pond area, central Newfoundland, Noel, E. M., Geofile Report 002D/11/0721.

Noel, N., 2008. Second year assessment report on prospecting and geochemical exploration for license 13059M on claims in the Swan Lake area, central Newfoundland, Noel, E. M., Geofile Report 002D/11/0711.

Noel, N., 2008. First year assessment report on prospecting for license 13907M on claims in the Breccia Pond area, central Newfoundland, Noel, E. M., Geofile Report 002D/11/0699.

Oswald, W., 2017. Structural Study of the JBP Property, Gander Belt, Newfoundland, Canada. Goldspot Discoveries Inc.

O’Reilly, D., Hill, K, Churchill, R. and Winter, L., 2012. First year assessment report on prospecting and geochemical exploration for license 18083M on claims in the Middle Ridge area, central Newfoundland, Altius Resources Incorporated., Geofile Report 002D/0809.

O’Reilly, D., O’Driscoll, J., Devereaux, A. and Churchill, R., 2010. First, second-, and third-year assessment report regarding prospecting, mapping, trenching and ground geophysics, mineral licenses 013256M, 013259M, 015198M, 015925M and 015926M, Mustang trend project, Botwood basin, Central Newfoundland, NTS sheets 2D/11, 14 and 15, Altius Resources Inc. report, pp. 82

O’Reilly, D., O’Driscoll, J., Winter, L. and Churchill, R. A., 2008. First year assessment report on geochemical exploration for licenses 13256M-13259M on claims in the Glenwood and Northwest Gander River areas, central Newfoundland, Altius Resources Incorporated., Geofile Report 002D/0718.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

O’Reilly, D. and Churchill, R. A., 2004. Third Year Assessment Report on Linecutting and Soil Sampling for Map Staked Licenses 8252M (Glenwood Fault), 10408M (Clark’s Brook North) and 10409M (Clark’s Brook South), Mustang Trend Project; Botwood Basin, Central Newfoundland, NTS Sheets 02D11, 02D14, and 02D15, Altius Resources Incorporated., Geofile Report NFLD/2894.

Pilgrim, L., 2006. First year assessment report on prospecting and geochemical exploration for licenses 11112M-11116M and 11133M on claims in the First Pond, Gander River area, central Newfoundland, Richmont Mines Incorporated, Fancey, D. and LeDrew, D., Geofile Report 002E/02/1516.

Pilgrim, L., 2006. Second year assessment report on diamond drilling exploration for license 12415M on claims in the First Pond, Gander River area, central Newfoundland, Richmont Mines Incorporated, Fancey, D. and LeDrew, D., Geofile Report 002E/1509.

Pilgrim, L., 2006. First year supplementary assessment report on compilation and exploration history for license 12416M on claims in the Gander River area, central Newfoundland, Richmont Mines Incorporated, Fancey, D. and LeDrew, D., Geofile Report 002E/02/1507.

Pilgrim, L., 2006. First year assessment report on prospecting and geochemical exploration for license 10384M on claims in the First Pond, Gander River area, central Newfoundland, Richmont Mines Incorporated, Fancey, D. and LeDrew, D., Geofile Report 002E/1471.

Pinsent, N., 2006. Fourth year assessment report on prospecting, compilation and geochemical exploration for license 8592M on claims in the Big Pond area, near the Gander River, central Newfoundland, Geofile Report 002E/02/1511.

Pollett, F. and Saunders, J. K., 2004. First year assessment report on prospecting and geochemical exploration for license 9033M on claims in the Hunts Ponds area, central Newfoundland., Geofile Report 002D/15/0530.

Pollett, F. and Saunders, J. K., 2004. First year assessment report on prospecting and geochemical exploration for license 9032M on claims in the Hunts Ponds area, northeastern Newfoundland., Geofile Report 002D/15/0537.

Pollett, F., 2000. First year assessment report on prospecting and geochemical exploration for license 6753m on claims in the Mikes Pond area, near Appleton, Newfoundland, Baldwin, S., Geofile Report NFLD/2723.

Pryslak, A. P. and Sears, S. M., 2002. First year assessment report on prospecting and geochemical exploration for licenses 8591M-8592M on claims in the Big Pond area, near the Gander River, central Newfoundland, Columbia Metals Corporation Limited and Pinsent, N., Geofile Report 002E/02/1287.

Quinlan, E., 2014. Seventh year assessment report on prospecting and geochemical exploration for license 12652M on claims in the Gander River area, central Newfoundland, Quinlan Prospecting., Geofile Report NFLD/3317.

Quinlan, E., 2011. First year assessment report on compilation, prospecting and geochemical exploration for license 17432M on claims in the Gander Lake area, central Newfoundland., Geofile Report 002D/15/0836.

Quinlan, E., 2009. Third year assessment report on prospecting and geochemical exploration for license 11957M on claims in the Millers Brook area, central Newfoundland., Geofile Report 002E/02/1634.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Quinlan, E., 2009. First year assessment report on compilation, prospecting, and geochemical exploration for licenses 15472M-15474M on claims in the Glenwood area, central Newfoundland, Quinlan, E. and Budden, A., Geofile Report 002D/15/0734.

Quinlan, E., 2007. First year assessment report on prospecting and geochemical exploration for licenses 11957M and 12652M on claims in the Gander River area, central Newfoundland, Quinlan Prospecting., Geofile Report NFLD/2985.

Quinlan, E., 2005. First year assessment report on prospecting and geochemical exploration for licenses 10179M and 10194M on claims in the Island Pond Brook area, central Newfoundland., Geofile Report 002E/02/1442.

Quinlan, E. and Quinlan, L., 2000. First year assessment report on geological and geochemical exploration for license 6913M on claims in the Millers Brook area, near Gander River, northeast-central Newfoundland, Quinlan, E., Geofile Report 002E/02/1379.

Quinlan, R., 2015. Fourth year assessment report on prospecting and geochemical exploration for license 22919M on claims in the Gander River area, central Newfoundland., Geofile Report 002E/02/1906.

Quinlan, L., 2012. First year assessment report on prospecting and geochemical exploration for license 19428M on claims in the Dans Pond area, central Newfoundland, Geofile Report 002E/02/1848.

Quinlan, L. and Hoffe, R., 2000. First year assessment report on prospecting for license 6752M on claims in the Gander River area, northeast central Newfoundland, Hoffe, R. and Hoffe, M., Geofile Report 002E/02/1214.

Quinlan, R., 2012. First year assessment report on prospecting and geochemical exploration for licenses 18720M- 18723M and 18895M on claims in the Gander River - Gander Lake area, central Newfoundland, Soldi Ventures Incorporated and Quinlan, R., Geofile Report NFLD/3289.

Quinlan, R., 2012. Sixth year assessment report on prospecting and geochemical exploration for license 12652M on claims in the Gander River area, central Newfoundland, Quinlan Prospecting., Geofile Report NFLD/3283.

Quinlan, R., 2012. Fifth year assessment report on prospecting and geochemical exploration for license 12652M on claims in the Gander River area, central Newfoundland, Quinlan Prospecting., Geofile Report NFLD/3280.

Quinlan, R. and Fraser, D., 2012. Twelfth year assessment report on prospecting and geochemical, geophysical and diamond drilling exploration for license 10100M on claims in the Appleton area, central Newfoundland, Soldi Ventures Incorporated and Quinlan, R., Geofile Report 002D/15/0852.

Quinlan, R. and Quinlan, M., 2011. Sixth year assessment report on prospecting for license 16701M on claims in the Gander River area, central Newfoundland, Quinlan, M., Geofile Report 002E/02/1774.

Quinlan, R. and Quinlan, M., 2010. Fourth year assessment report on prospecting and geochemical exploration for license 12965M on claims in the Gander River area, central Newfoundland, Quinlan, M., Geofile Report 002E/02/1684.

Quinlan, R. and Quinlan, M., 2009. Fourth year assessment report on prospecting and geochemical exploration for license 12965M on claims in the Gander River area, central Newfoundland, Quinlan, M., Geofile Report 002E/02/1590.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Quinlan, R., 2008. Second year assessment report on prospecting and geochemical exploration for license 11974M on claims in the Gander River area, central Newfoundland., Geofile Report 002E/02/1659.

Quinlan, R. and Quinlan, M., 2008. Third year assessment report on prospecting and geochemical exploration for license 12965M on claims in the Gander River area, central Newfoundland., Geofile Report 002E/02/1623.

Quinlan, R. and Quinlan, M., 2007. Second year assessment report on prospecting and geochemical exploration for license 12965M on claims in the Gander River area, central Newfoundland, Quinlan, R. and Quinlan, M., Geofile Report 002E/02/1543.

Quinlan, R., 2007. First year assessment report on prospecting and geochemical exploration for license 11974M on claims in the Third Pond, Gander River area, central Newfoundland., Geofile Report 002E/02/1542.

Quinlan, R. and Quinlan, M., 2006. First year assessment report on prospecting and geochemical exploration for licenses 10459M and 10494M on claims in the Gander River area, central Newfoundland., Geofile Report 002E/02/1468.

Quinlan, R., 2005. First year assessment report on prospecting for license 10189M on claims in the Caribou Lake area, central Newfoundland., Geofile Report 002D/10/0612.

Quinlan, R., 2002. First year assessment report on prospecting and geochemical exploration for license 7906M on claims in the Glenwood area, central Newfoundland., Geofile Report 002D/15/0413.

Quinlan, R., 2000. First year assessment report on prospecting and geochemical exploration for license 6660M on claims in the Rocky Pond area, near Gander Bay, Newfoundland, Osmond, A., Geofile Report 002E/02/1213.

Quinlan, L., 2014. First year assessment report on prospecting and geochemical exploration for license 20334M on claims in the Clarkes Brook area, central Newfoundland., Geofile Report 002D/14/0792.

Quinlan, L. and Quinlan, R., 2000. First year assessment report on geological and geochemical exploration for licenses 6721m-6722m on claims in the Joe Batts Pond area, northeast-central Newfoundland, Quinlan, L, and Quest Incorporated., Geofile Report 002D/15/0414.

Quinlan, R., 1998. First year assessment report on geological and geochemical exploration for license 5755m on claims in the Rocky Pond area, Newfoundland., Geofile Report 002E/02/1045.

Reid, C., 2003. First Years Assessment Report of Geochemical Rock/Soil Testing and Grass Root Prospecting on License # 8894M The Great Gull Brook Property NTS 2D/11 Central Newfoundland., Geofile Report 002D/11/0504.

Reid, C., 2003: First year assessment report on prospecting and geochemical exploration for license 8472M on claims in the Eastern Pond area, central Newfoundland., Geofile Report 002D/11/0470.

Reid, C., 2001. Second year assessment report on prospecting for license 7181M on claims in the Third Pond, Gander River area, central Newfoundland., Geofile Report 002E/02/1166.

Reid, C., 2001. First year assessment report on prospecting and geochemical exploration for license 7181M on claims in the Third Pond, Gander River area, central Newfoundland., Geofile Report 002E/02/1217.

Reid, C., 2001. First year assessment report on prospecting and geochemical exploration for license 7179M on claims near Glenwood Provincial Park, Gander Lake, central Newfoundland., Geofile Report 002D/15/0436.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Reid, C., 2001. Second year assessment report on prospecting for license 7179M on claims in the Glenwood Provincial Park area, central Newfoundland., Geofile Report 002D/15/0409.

Reid, W. and Myllyaho, J., 2012. First year assessment report on prospecting and geochemical and trenching exploration for licenses 19103M, 19120M, 19318M and 19493M on claims in the Gander Lake area, central Newfoundland, Metals Creek Resources Limited., Geofile Report 002D/0779.

Regular, M., 2005. Sixteenth year assessment report on diamond drilling exploration for license 10221M on claims in the Beaver Brook area, central Newfoundland, Beaver Brook Antimony Mine Incorporated., Geofile Report 002D/11/0576.

Regular, M., 2004. First year assessment report on prospecting and geochemical exploration for license 8660M on claims in the Joe Batts Pond area, near Appleton, central Newfoundland, Black Bart Prospecting Incorporated and Spruce Ridge Resources Limited., Geofile Report NFLD/2882.

Regular, M., 2004. First year assessment report on prospecting and geochemical exploration for license 8661M on claims in the Hunts Cove area, Gander Lake, central Newfoundland, Spruce Ridge Resources Limited and Black Bart Prospecting Incorporated., Geofile Report 002D/15/0547.

Regular, M., 2004. Second year assessment report on compilation and exploration history for license 8908M on claims in the Hall Pond area, central Newfoundland, VVC Exploration Corporation., Geofile Report 002D/11/0570.

Regular, M., 2004. Second year assessment report on compilation for license 8943M on claims in the Gander Lake area, central Newfoundland, VVC Exploration Corporation., Geofile Report 002D/0569.

Regular, M., 2004. Second year assessment report on compilation for license 8916M on claims in the Great Gull River area, central Newfoundland, VVC Exploration Corporation., Geofile Report 002D/11/0567.

Regular, M., 2004. First year assessment report on prospecting and geochemical exploration for license 8916M on claims in the Great Gull River area, central Newfoundland, VVC Exploration Corporation., Geofile Report 002D/11/0516.

Regular, M., 2003. First year assessment report on prospecting and geochemical exploration for license 8656M on claims in the Glenwood Park area, central Newfoundland, Spruce Ridge Resources Limited., Geofile Report 002D/15/0501.

Regular, M., 2003. First year assessment report on prospecting and geochemical exploration for license 8622M on claims in the Glenwood Park area, central Newfoundland, Reid, P. E., Geofile Report 002D/15/0500.

Regular, M., 2003. First year assessment report on prospecting and geochemical exploration for license 8629M on claims in the Glenwood Park area, central Newfoundland, Reid, P., Geofile Report 002D/15/0499.

Sceviour, J., 2012. Second, third- and fifth-year assessment report on prospecting and geochemical exploration for licenses 12993M, 15751M and 17551M on claims in the Paul’s Pond area, central Newfoundland., Geofile Report 002D/11/0817.

Sceviour, J., 2011. Fourth year assessment report on prospecting and geochemical exploration for license 12993M on claims in the Paul’s Pond area, central Newfoundland., Geofile Report 002D/11/0829.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Sceviour, J., 2008. Second year assessment report on prospecting and geochemical exploration for license 12993M on claims in the Paul’s Pond area, central Newfoundland., Geofile Report 002D/11/0694.

Sceviour, J., 2007. First year assessment report on prospecting and geochemical exploration for license 11480M on claims in the Dead Wolf Brook area, central Newfoundland., Geofile Report 002D/10/0672.

Sexton, A., 2003. First year assessment report on geological and geochemical exploration for license 8685M on claims in the First Pond, Gander River area, east-central Newfoundland, Stares, A. and Western Keltic Minerals Incorporated., Geofile Report 002E/1281.

Sharp, B. 2017. Interim Geophysical Interpretation of the Appleton and Joe Batts Pond Linear areas Newfoundland, Canada, Sharp Geophysical.

Sheppard, D., 1994. Eighth Year Assessment Report Summary of Diamond Drilling Activities Conducted Within License No. 4344 The “Knob” Prospect N.T.S. 20/15 Held by Noranda Exploration Co. Ltd. Operated by Gander River Minerals Inc., Geofile Report 002D/15/0296.

Sheppard, D., 1994. Seventh Year Assessment Report Summary of Trenching and Drilling Activities Conducted Within License No. 4344 The “Knob” Prospect N.T.S. 2D/l5 Held by Noranda Exploration Co. Ltd. Operated by Gander River Minerals Inc., Geofile Report 002D/15/0284.

Sheppard, D. and Burton, G. B., 1994. Eighth year supplementary assessment report on geophysical exploration for license 4344 on claim block in the Gander River area, Newfoundland, 2 reports, Noranda Exploration Company Limited, Bristol Exploration Limited, Hemlo Gold Mines Incorporated and Gander River Minerals Incorporated., Geofile Report 002D/15/0298.

Sheppard, D., 1993. Sixth year assessment report on geochemical and trenching exploration for license 4100 on claim block 5908 in the Gander River area, northeastern Newfoundland, Gander River Minerals Incorporated., Geofile Report 002E/02/0868.

Sheppard, D., 1993. Second year assessment report on geochemical, geophysical and diamond drilling exploration for license 4063 on claim blocks 7311–7312 and 7422 in the Third Pond and Gander River areas, northeastern Newfoundland, Gander River Minerals Incorporated., Geofile Report 002E/02/0858.

Sheppard, R. D. and Gallon, A. C., 1992. Fourth year assessment report on geological, geochemical, geophysical and trenching exploration for license 4100 on claim blocks 5042, 5908–5909 and 15711–15712 in the Walt Harris Pond and Bellman’s Brook areas, northeastern Newfoundland, 2 reports, Gander River Minerals Incorporated., Geofile Report 002E/02/0828.

Sheppard, R. D. and Gallon, A. C., 1992. First year assessment report on prospecting and geochemical exploration for license 4063 on claim blocks 7311–7312 and 7422 in the Third Pond area on the Gander River, northeastern Newfoundland, 2 reports, Gander River Minerals Incorporated., Geofile Report 002E/02/0826.

Sheppard, D. and Strickland, R., 1990. Third year assessment report on geological and geochemical exploration for license 4100 on claim blocks 5908–5909 in the Bellman’s Brook, Gander River and Little Rocky Pond areas, northeastern Newfoundland, 2 reports, Gander River Minerals Incorporated., Geofile Report 002E/02/0801.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Sheppard, D., Strickland, R. and Burton, G., 1990. First year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for license 3582 on claim blocks 5170–5172 in the Weirs Brook, Island Pond Brook and Gander River areas, Newfoundland, Gander River Minerals Incorporated., Geofile Report 002E/0708.

Sheppard, D., Strickland, R., Burton, G. B. and Milner, M. W., 1990. Second-and third-year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for license 3080 on claim blocks 5039–5041, license 3421 on claim block 5048 and license 3422 on claim block 5044 in the Gander River, Cripple Creek and First Pond areas, northeastern Newfoundland, 3 reports, Gander River Minerals Incorporated., Geofile Report 002E/02/0746.

Simpson, A., 1990. Third- and sixth-year assessment report on geological, trenching and diamond drilling exploration for license 2472 on claim blocks 3460–3463 and license 2967 on claim blocks 3468–3469 in the Jonathans First Pond, Jonathans Second Pond and Jonathans Pond River areas, northeastern Newfoundland, Noranda Exploration Company Limited and Major General Resources., Geofile Report 002E/02/0705.

Simpson, A., 1989. Second- and fifth-year assessment report on geological, geochemical and geophysical exploration for license 2472 on claim blocks 3460–3461 and 3463 and license 2967 on claim blocks 3468 and 3439 in the Jonathans First Pond and Jonathans Second Pond areas, northeastern Newfoundland, Noranda Exploration Company Limited., Geofile Report 002E/02/0636.

Smith, R. L., Dalton, B. F., Butler, R. W., Jr. and Churchill, R. A., 2003. First, second- and fifth-year assessment report on geological, geochemical and trenching exploration for licenses 6101M, 7677M, 8252M-8255M, 8280M-8281M, 8531M AND 8937M on claims in the Burnt Lake to Swiss Lake area, central Newfoundland, 2 reports, Altius Resources Incorporated and Barrick Gold Corporation., Geofile Report NFLD/2813.

Smith, P. A. and Moore, P. J., 2003: First, second, third- and fourth-year assessment report on prospecting and geochemical and geophysical exploration for licenses 7180M-7181M, 7912M, 8477M, 8600M-8606M and 8608M-8609M on claims in the Gander River area, central Newfoundland, 2 reports, Rubicon Minerals Corporation, Reid, C. M., Quinlan, E. and International Lima Resources., Geofile Report NFLD/2848.

Snow, P., 1988. First- and fourth-year assessment report on geological, geochemical, trenching and diamond drilling exploration for license 2472 on claim blocks 3460–3461 and 3463 and license 2965 on claim blocks 3438 and 3471 in the Jonathans Pond area, northeastern Newfoundland, Noranda Exploration Company Limited., Geofile Report 002E/02/0582.

Sokoman Iron Corp. (2017) Sokoman Iron Corp Confirms in Situ Gold Mineralization in NL. TSX-V News Release.

Sokoman Iron Corp. (2019) Sokoman Minerals Completes Diamond Drilling At Clarks Brook, Terminates the Option with Metals Creek Resources Inc., and Provides Moosehead Update. TSX-V News Release.

Sparkes, B. A., 2003. Second- and third-year assessment report on prospecting and geochemical exploration for licenses 7180M-7182M and 7912M on claims in the Third Pond, Gander River area, central Newfoundland, Rubicon Minerals Corporation and Reid, C., Geofile Report 002E/02/1606.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Sparkes, B. A., 2003. First year assessment report on prospecting and geochemical exploration for license 8469M on claims in the Knob Hill area, northeast of Glenwood, central Newfoundland, Stares, R. T., Geofile Report 002E/02/1284.

Sparkes, K., 1991. Third year assessment report on geological and geochemical exploration for the Noront/Beaver Brook Project for license 4012 on claim blocks 6353–6358, 6378, 15809, 15812, 15848 and 15850 in the Northwest Gander River area, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002D/11/0258.

Squires, G. C., 1991. Third year assessment report on prospecting and geochemical exploration for the Grubline North [Appleton] Project for license 4011 on claim blocks 5775–5776 in the Gander River area, Newfoundland, Noranda Exploration Company Limited., Geofile Report NFLD/2187.

Stares, A., 2006. First year assessment report on prospecting and geochemical exploration for licenses 11240M and 11330M-11331M on claims in the Lizard Pond area, central Newfoundland., Geofile Report 002D/11/0675.

Stephenson, L., 1985. First year assessment report on geological, geochemical and geophysical exploration for license 2470 on claim block 2396 in the Gander River area, Newfoundland, Duval International Corporation., Geofile Report 002E/02/0521.

Stockley, S., 2014. Second year assessment report on prospecting and geochemical exploration for license 20726M on claims in the Glenwood area, central Newfoundland., Geofile Report 002D/15/0889.

Strickland, R. E., Sheppard, R. D. and Gallon, A. C.,1991. Fourth year assessment report on geological and diamond drilling exploration for license 4098 on claim blocks 5037, 5173, 6279, 7049, 7255, 7432–7433 and 15595 in the Muddy Gullies Brook, First Pond and Gander River areas, northeastern Newfoundland, 2 reports, Gander River Minerals Incorporated., Geofile Report 002E/0813.

Strickland, R., Sheppard, D. and Saunders, J., 1991. First year assessment report on geological, geochemical and geophysical exploration for license 3884 on claim blocks 7256–7262 in the Island Pond Brook, Gander River and Gander Bay Road areas, northeastern Newfoundland, Gander River Minerals Incorporated., Geofile Report 002E/02/0792.

Strickland, R. and Sheppard, D., 1990. Second year assessment report on geological, geochemical and geophysical exploration for license 3366 on claim blocks 5045, 5908 and 5911 and license 3383 on claim blocks 5042–5043 and 5909 in the Gander River, Bellman’s Brook and Little Rocky Pond areas, northeastern Newfoundland, Gander River Minerals Incorporated., Geofile Report 002E/02/0727.

Strickland, R. and Sheppard, D., 1989. First year assessment report on geological and geochemical exploration for license 3366 on claim blocks 5045, 5908 and 5910, license 3383 on claim blocks 5042–5043, 5909 and 5911, license 3421 on claim block 5048 and license 3422 on claim block 5044 in the Gander River, First Pond, Second Pond and Third Pond areas, northeastern Newfoundland, N R M Minerals Incorporated and Newfoundland Resources and Mining Company Limited., Geofile Report 002E/02/0707.

Tallman, P. and Gower, D., 1988. First year assessment report on geological and geochemical exploration for license 3255 on claim blocks 5569–5572 and license 3283 on claim block 5185 in the Southwest Gander River area, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002D/0211.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Tallman, P., 1988. First year assessment report on geological, geochemical and geophysical exploration for the Gander Outflow project for license 3111 on claim block 5153 in the Gander Lake and Careless Cove areas, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002D/15/0182.

Tallman, P., 1989. First year supplementary assessment report on geological and geochemical exploration for license 3411 on claim blocks 5773–5776 in the Glenwood and Gander River areas, Newfoundland, Noranda Exploration Company Limited and Noront Resources Limited., Geofile Report NFLD/1899.

Tallman, P., 1989. First Year Assessment Report on Licenses 3361, 3468, 3536, 3480, 3418, 3547, 3539, 3549, 3537, 3538, 3550, NTS 2D/11, unpublished report for Noranda Exploration, 14 pages, Geofile Report 002D/11/0221.

Tallman, P. and Gower, D., 1989. Second- and third-year assessment report on geochemical, geophysical, trenching and diamond drilling exploration for the Glenwood/White Bay project for license 2821 on claim block 4655 and license 3259 on claim block 3775 in the Gander River Outflow and Gander Lake areas, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002D/15/0218.

Tallman, P., 1989. First year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for the Grub Line project for license 3419 on claim blocks 3787, 3454 and 5187 and license 3420 on claim blocks 6050–6053 in the Big Pond, SoutH-Pond and Long Pond areas, Newfoundland, Noranda Exploration Company Limited and Noront Resources Limited., Geofile Report 002E/02/0679.

Tallman, P., 1989. First- and first-year supplementary assessment report on geological, geochemical, geophysical and trenching exploration for the Grubline and Hunan projects for license 3536 on claim blocks 6353–6358 and 6378 and license 3811 on claim blocks 15809 and 15812 in the Beaver Brook, Cooper Brook, Webber Brook and Northwest Gander River areas, Newfoundland, Noranda Exploration Company Limited and Noront Resources Limited., Geofile Report 002D/11/0224.

Tallman, P., 1989. Third year assessment report on diamond drilling exploration for license 3598 on claim blocks 4515–4517, 4520, 4553–4554, 5162–5163 and 15549 in the Gander River Outflow area, Newfoundland, Noranda Exploration Company Limited and Noront Resources Limited., Geofile Report 002D/15/0214.

Tallman, P., 1989. First Year Assessment Report on License 3418, Noront- Paul’s Pond (4716), NTS 2D/11, unpublished report for Noranda Exploration, July 8, 1988-July 7, 1989, Geofile Report 002D/11/0204.

Tallman, P. and Bourgoin, B., 1992: Fourth year assessment report on diamond drilling for the Beaver Brook Project for license 4012 on claim blocks 7809–7813 in the Northwest Gander River area, central Newfoundland, Noront Resources Limited., Geofile Report 002D/11/0272.

Tallman, P., 1990. First year assessment report on geological, geochemical, geophysical and trenching exploration for the Noront-Grub Line S project for license 3544 on claim block 15841 and license 3856 on claim blocks 12939, 15834, 15844–15845, 16953, 16962 and 16964–16966 in the Salmon River area, Newfoundland, Noranda Exploration Company Limited., Geofile Report NFLD/1968.

Tallman, P., 1990. Second year assessment report on diamond drilling exploration for license 4012 on claim blocks 6353–6358, 6378, 15809, 15812, 15848 and 15850 in the Northwest Gander River area, Newfoundland, Noranda Exploration Company Limited and Noront Resources Limited., Geofile Report 002D/11/0240.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Tallman, P., 1990. Second Year Assessment Report on Noront-Greenwood (4717), License 3852 NTS 2D/11, unpublished report for Noranda Exploration, April 11, 1989-April 11, 1990, Geofile Report 002D/11/0227.

Tallman, P., 1990. Second year assessment report on geological and diamond drilling exploration for the Noranda/Noront Grub Line North project for license 3989 on claim blocks 6077, 6080–6081, 7184 and 7187–7188 in the Duder Lake area, Newfoundland, Noranda Exploration Company Limited and Noront Resources Limited., Geofile Report 002E/0744.

Tallman, P., 1990. Second year assessment report on geological and geochemical exploration for license 3990 on claim block 7183 in the Big Pond area, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002E/02/0742.

Van Egmond, R. and Pezzot, E. T., 2005. Second year assessment report on geological, geochemical and geophysical exploration for license 10138M on claims in the Eastern Pond area, central Newfoundland, 2 reports, Candente Resource Corporation., Geofile Report 002D/11/0614.

Van Egmond, R., 2005. Sixth Year Assessment Report (Diamond Drilling) on the Paul’s Pond Property (6658M), Central Newfoundland, NTS 2D/11 for Candente Resource Corp., Geofile Report 002D/11/0613.

Van Egmond, R., Cox, E. and Stuckless, E., 2004. FIFTH YEAR (2002–2003) ASSESSMENT REPORT (Air Photo Interpretation, Trenching, Diamond Drilling and Structural Interpretation) on the LINEAR PROPERTY LICENCE 7984M Appleton, Central Newfoundland NTS 2 D/15, 2 E/2, Candente Resource Corporation, KriASK Syndicate, Krinor Resources Incorporated, Keats, A. and Keats, K., Geofile Report NFLD/2868.

Van Egmond, R. and Cox, E., 2004. Second year assessment report on geophysical exploration for license 8898M on claims in the Eastern Pond area, central Newfoundland, 2 reports, Candente Resource Corporation., Geofile Report 002D/11/0560.

Van Egmond, R., 2004. Fifth Year Assessment Report (Geology, Prospecting, Soil, HMC Geochemistry, Geophysics) on the Paul’s Pond Property (6658M) Central Newfoundland, NTS 2D/11 for Candente Resource Corp., Geofile Report 002D/11/0556.

Van Egmond, R., Wilton, D. H. C., LeBel, J. L. and Cox, E., 2003: Fourth year assessment report on geological and geochemical exploration and geophysical interpretation for license 7984M on claims in the Appleton area, central Newfoundland, 2 reports, Candente Resource Corporation, KriASK Syndicate, Keats, A, Keats, K and Krinor Resources Incorporated., Geofile Report NFLD/2819.

Van Egmond, R., 2003. Fourth Year Assessment Report (Compilation, Geology, Prospecting, Soil Geochemistry, Satellite Imagery Interpretation) on Paul’s Pond Property (6658M), Central Newfoundland, NTS 2D/11 for Candente Resource Corp., Geofile Report 002D/11/0477.

Vaskovic, M. S., 1987. First year assessment report on geological and geochemical exploration for license 2939 on claim blocks 4617–4618 and license 2940 on claim blocks 4679–4680 in the Northwest Gander River area, central Newfoundland, Kidd Creek Mines Limited., Geofile Report 002D/0192.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Waldie, A., 1991. Compilation and geological assessment maps to accompany first, second, third and fifth year reports for license 3270 on claim block 5457, license 3271 on claim block 5458, license 3272 on claim block 5460, license 3423 on claim blocks 4397–4398 and 4381, license 3563 on claim block 4113, license 3836 on claim blocks 4112 and 4396, license 3969 on claim block 7123, license 4022 on claim block 6405 and license 4023 on claim blocks 6403–6404 in the Bear Pond, Lizard Pond and Northwest Gander River areas, Newfoundland, Murphy, L. and Noranda Exploration Company Limited., Geofile Report 002D/11/0266.

Walsh, D. F., 2000. First year assessment report on compilation and prospecting for license 6770M on claims in the Joe Batts Pond area, central Newfoundland, A and S Resources., Geofile Report NFLD/2744.

Walsh, D. F., 2000. First year assessment report on prospecting for license 6791m on claims in the Joe Batts Pond area, near Gander Lake, northeastern Newfoundland, F and T Resources., Geofile Report 002D/15/0368.

Willett, B., et al., 2013. First, second, fourth- and eighth-year assessment report on geological, geochemical and geophysical exploration for licenses 12415M, 16272M, 18072M-18073M, 18923M, 20038M-20040M and 20268M on claims in the Cripple Creek area, central Newfoundland, 3 reports, Capstone Mining Corporation, 0840559 B.C. Limited, Fancey, D. and LeDrew, D., Geofile Report 002E/1823.

Williamson, T. C., 1995. Second year assessment report on trenching and diamond drilling exploration for the Little Gull Project for license 4230 on claim blocks 7783, 7829, 7835 and 7838 and license 4268 on claim block 7784 in the Bruce Pond area, central Newfoundland, BHP Minerals Canada Limited., Geofile Report 002D/05/0299.

Williamson, T. C., 1993. First year assessment report on geochemical and geophysical exploration for the Gander Recon-Newfoundland Project for license 4230 on claim blocks 7822–7838, license 4258 on claim block 7785 and license 4268 on claim block in the Coy Pond, Little Gull Lake and Bruce Pond areas, Newfoundland, BHP Minerals Canada Limited., Geofile Report 002D/0285.

Woldeabzghi, T., 1988. Second year assessment report on geological, geochemical, geophysical, trenching and diamond drilling exploration for license 2821 on claims in the Glenwood and Gander River Outflow areas, Newfoundland, Noranda Exploration Company Limited., Geofile Report 002D/15/0186.

Bleeker, W., and Honsberger, I., 2021. A scale and process comparison of orogenic gold mineralization: the Abitibi greenstone belt and the central Newfoundland gold belt. Talk to the Toronto Geological Discussion Group (TGDG), January 19, 2021.

Zurowski, M., 1976. Diamond drilling data for 1975 from Nalco lot 2 in the Gander-Ragged Harbor Belt, Newfoundland, International Mogul Mines Limited and International Mogul Mines Limited of Canada., Geofile Report NFLD/0909.

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

28	Certificates of Qualified Persons

I, René Sterk of 349 Coast Road, 9471 Dunedin, New Zealand, hereby attest that:

•	I am Managing Director of the mining and exploration consultancy firm RSC Consulting Ltd, located at 245 Stuart Street, 9016 Dunedin, New Zealand.

•	I am a Fellow registered with the AusIMM in Australia (recognised overseas professional organisation) as #303499, in good standing.

•	I was awarded an MSc degree in Structural Geology & Tectonics from the Vrije Universiteit Amsterdam in 2002.

•	Throughout my career, I have practiced continuously as a mining geologist, exploration geologist, manager and consultant for mining and exploration firms in a range of commodities. I have undergone continuing professional development with recognised courses and training seminars.

•	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101), and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purposes of NI 43-101.

•	I have not visited the property that is the subject of the Report.

•	I have supervised compilation of all sections of the Report. I take responsibility for all sections of the Report entitled “NI 43-101 Technical Report for the Queensway Project, Newfoundland, Canada”, with an effective date of 27 May 2021, except for those sections related to the site visit (sections 2.4 and 12).

•	I am independent of the issuer, New Found Gold Corp., applying all of the tests in section 1.5 of National Instrument 43-101.

•	I have prior involvement with the Property that is the subject of the Report as a technical consultant. I have not authored other technical reports on the Property that is the subject of the Report.

•	I have read National Instrument 43-101 and Form 43-101F1, and the technical Report has been prepared in compliance with that Instrument and Form.

•	As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Effective Date: May 27, 2021

Signing Date: July 9, 2021

René Sterk, MSc MAIG (RPGeo) FAusIMM CP(Geo) MSEG

/s/ René Sterk

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

I, Stefan Kruse of 208 Mataya Drive, Richibucto Road, NB, Canada, hereby attest that:

•	I am principal of the geoscience and engineering consultancy firm Terrane Geoscience Inc., located at 390 King St., Suite 207, Fredericton, NB, Canada.

•	I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of New Brunswick (APEGNB; Member Number: M6806); Professional Engineers and Geoscientists of Newfoundland and Labrador (PEGNL; membership number 05330) and the Engineers and Geoscientists of British Colombia (EGBC; membership number 206205).

•	I graduated with a BSc Honours, Cum Laude – Geology from the University of Ottawa in 1999 and a PhD in Geology from the University of New Brunswick in 2007.

•	I have practiced as a geologist for more than 20 years since my graduation from University and have been involved in structural characterization of tectonically modified, orogenic, magmatic and epithermal gold systems as well as porphyry, volcanogenic massive sulfide and uranium systems.

•	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101. My technical experience includes structural geological evaluation of gold deposits and underground and open pit structural characterization for mining optimization and geotechnical purposes.

•	I take responsibility for Section 2.4 and 12 of the Report entitled “NI 43-101 Technical Report for the Queensway Project, Newfoundland, Canada”, with an effective date of 27 May 2021.

•	I have visited the property on 17 and 22 May, 2021.

•	I have no involvement with the Property that is the subject of this Technical Report.

•	I am independent of the issuer, New Found Gold Corporation, applying all of the tests in section 1.5 of National Instrument 43-101.

•	I have read National Instrument 43-101 and Form 43-101F1, and the technical Report has been prepared in compliance with that Instrument and Form.

•	As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

Effective Date: May 27, 2021

Signing Date: July 9, 2021

Stefan Kruse, PhD., P.Geo. (APEGNB, PEGNL, EGBC)

/s/ Stefan Kruse

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Appendix A Mineral License Information

Table A.1: Queensway South Property mineral licences.

License	Holder	Location	Area	Map Sheets	# Claims	Area (km2)
022236M	NFGC	Southwest Gander River, Central NL	Queensway South	02D11	5	1.25
022260M	NFGC	Southwest Gander River, Central NL	Queensway South	02D11	1	0.25
022342M	NFGC	Southwest Gander River, Central NL	Queensway South	02D11	1	0.25
023239M	NFGC	Paul’s Pond, Central NL	Queensway South	02D11	2	0.50
023495M	NFGC	Northwest Gander River, Central NL	Queensway South	02D11	5	1.25
023498M	NFGC	Northwest Gander River, Central NL	Queensway South	02D11	8	2.00
024435M	NFGC	Greenwood Pond, Central NL	Queensway South	02D11	7	1.75
024436M	NFGC	Greenwood Pond, Central NL	Queensway South	02D11	3	0.75
024557M	NFGC	Bear Pond, Central NL	Queensway South	02D06,02D11	250	62.50
024558M	NFGC	Great Gull River, Central NL	Queensway South	02D06,02D11	239	59.75
024559M	NFGC	Northwest Gander River, Central NL	Queensway South	02D11,02D14	256	64.00
024560M	NFGC	Careless Brook, Central NL	Queensway South	02D14,02D15	121	30.25
024561M	NFGC	Eastern Pond, Central NL	Queensway South	02D06,02D11	256	64.00
024562M	NFGC	Hussey Pond, Central NL	Queensway South	02D11,02D14	241	60.25
024563M	NFGC	Eastern Pond, Central NL	Queensway South	02D06,02D11	236	59.00
024565M	NFGC	Gander Lake, Central NL	Queensway South	02D14,02D15	12	3.00
024566M	NFGC	Gander Lake, Central NL	Queensway South	02D15	125	31.25
024567M	NFGC	Gander Lake, Central NL	Queensway South	02D14,02D15	106	26.52
024568M	NFGC	Birch-Pond, Central NL	Queensway South	02D11	254	63.50
024569M	NFGC	Southwest Gander River, Central NL	Queensway South	02D14,02D15	221	55.25
024570M	NFGC	Dennis Brook, Central NL	Queensway South	02D11	117	29.25
024571M	NFGC	Winter Brook, Central NL	Queensway South	02D10,02D11, 02D14,02D15	153	38.25
025766M	NFGC	Paul’s Pond, Central NL	Queensway South	02D11,02D14	163	40.75
030710M	NFGC	Little Dead Wolf Pond	Queensway South	02D15	144	36.00
030716M	NFGC	Third Berry Hill Pond	Queensway South	02D06	224	56.00
030722M	NFGC	Hunt’s Pond	Queensway South	02D15	149	37.25
030726M	NFGC	Joe’s Feeder Cove	Queensway South	02D15	5	1.25
030727M	NFGC	Dead Wolf Brook	Queensway South	02D10,02D15	195	48.75
030733M	NFGC	Rocky Brook	Queensway South	02D06,02D11	173	43.25
030737M	NFGC	Caribou Lake	Queensway South	02D10,02D11	247	61.75
030739M	NFGC	Great Gull River	Queensway South	02D06	224	56.00
030740M	NFGC	Ribbon Ponds	Queensway South	02D06	1	0.25
030741M	NFGC	Southwest Gander River Cove	Queensway South	02D15	2	0.50
030742M	NFGC	Steeles Brook	Queensway South	02D06	32	8.00
030745M	NFGC	Dead Wolf Brook	Queensway South	02D10,02D11	101	25.25
030746M	NFGC	Southwest Islands View	Queensway South	02D15	3	0.75
030747M	NFGC	Owl Pond	Queensway South	02D06	37	9.25
030748M	NFGC	Southwest Pond	Queensway South	02D11	140	35.00
030752M	NFGC	Miguel’s Lake	Queensway South	02D06,02D11	78	19.50
030753M	NFGC	Gander Lake	Queensway South	02D15	3	0.75
030754M	NFGC	Little Gander Lake	Queensway South	02D06	172	43.00
030755M	NFGC	Rocky Brook	Queensway South	02D11	30	7.50
030756M	NFGC	Southwest Pond	Queensway South	02D10,02D11	88	22.00
030763M	NFGC	Rocky Brook	Queensway South	02D06,02D11	45	11.25
030765M	NFGC	Berry Hill Brook	Queensway South	02D06	124	31.00
030768M	NFGC	Gander Lake Prime	Queensway South	02D15	149	37.25
030771M	NFGC	Northwest Gander River	Queensway South	02D11,02D14	37	9.25
030783M	NFGC	Little Dead Wolf Brook	Queensway South	02D10,02D15	41	10.25

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table A.2: Queensway North Property mineral licences.

License	Holder	Location	Area	Map Sheet	# Claims	Area (km2)
006821M	NFGC	Gander River, Central NL	Queensway North	02E02	2	0.50
007984M	NFGC	Glenwood, Central NL	Queensway North	02D15,02E02	50	12.50
022216M	NFGC	Glenwood, Central NL	Queensway North	02D15	6	1.50
022491M	NFGC	Gander Lake Area, Central NL	Queensway North	02D15	12	3.00
023720M	NFGC	Glenwood, Central NL	Queensway North	02D15,02E02	4	1.00
023721M	NFGC	Glenwood, Central NL	Queensway North	02D15	2	0.50
023804M	NFGC	Glenwood, Central NL	Queensway North	02D15	12	3.00
023860M	NFGC	Joe Batts Brook, Central NL	Queensway North	02E02	11	2.75
023861M	NFGC	Joe Batts Pond, Central NL	Queensway North	02D15,02E02	16	4.00
023862M	NFGC	Joe Batts Brook, Central NL	Queensway North	02E02	4	1.00
023863M	NFGC	Joe Batts Brook, Central NL	Queensway North	02D15,02E02	11	2.75
023864M	NFGC	Joe Batts Brook, Central NL	Queensway North	02E02	3	0.75
023866M	NFGC	Joe Batts Brook, Central NL	Queensway North	02D15	4	1.00
023874M	NFGC	Joe Batts Brook, Central NL	Queensway North	02D15,02E02	8	2.00
023875M	NFGC	Joe Batts Pond, Central NL	Queensway North	02D15	3	0.75
023881M	NFGC	Joe Batts Brook, Central NL	Queensway North	02E02	7	1.75
023916M	NFGC	Gander Lake Area, Central NL	Queensway North	02D15	4	1.00
023962M	NFGC	The Outflow, Central NL	Queensway North	02D15	9	2.25
023987M	NFGC	Joe Batts Pond Area, Central NL	Queensway North	02D15,02E02	11	2.75
024026M	NFGC	Joe Batts Pond Area, Central NL	Queensway North	02D15	6	1.50
024031M	NFGC	Joe Batts Pond Area, Central NL	Queensway North	02D15,02E02	6	1.50
024136M	NFGC	Gander River Area, Central NL	Queensway North	02E02	25	6.25
024138M	NFGC	Gander Lake, Central NL	Queensway North	02D15	21	5.25
024139M	NFGC	Gander Lake, Central NL	Queensway North	02D15	30	7.50
024140M	NFGC	Joe Batts Pond, Central NL	Queensway North	02D15	2	0.50
024141M	NFGC	Joe Batts Pond Area, Central NL	Queensway North	02D15	2	0.50
024264M	NFGC	Joe Batts Pond Area, Central NL	Queensway North	02D15	4	1.00
024265M	NFGC	Appleton, Central NL	Queensway North	02D15	12	3.00
024266M	NFGC	Joe Batts Pond, Central NL	Queensway North	02D15,02E02	128	32.00
024268M	NFGC	Millers Brook, Central NL	Queensway North	02E02	56	14.00
024997M	NFGC	Glenwood Area, Central NL	Queensway North	02D15	21	5.25
025008M	NFGC	Gander Lake, Central NL	Queensway North	02D15	13	3.25
026074M	NFGC	Joe Batts Brook, Central NL	Queensway North	02E02	3	0.75
030714M	NFGC	King’s Point, Gander Lake	Queensway North	02D15	8	2.00

Table A.3: Other Queensway Property mineral licences.

License	Holder	Location	Area	Map Sheet	# Claims	Area (km2)
024270M	NFGC	Island Pond, Central NL	Twin Ponds	02E02	107	26.75
024274M	NFGC	Twin Ponds, Central NL	Twin Ponds	02E02	77	19.25
030775M	NFGC	Bellman’s Pond	Bellman’s Pond	02E02	1	0.25
030777M	NFGC	Little Rocky Pond, Gander River	Little Rocky Pond	02E02	114	28.50

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Appendix B Collar Tables

Table B.1: Collar table historical drilling.

HoleID	Easting	Northing	RL	Location type	Type	Size	Azi	Dip	Depth	Drilling completed	Company
CB02-01	616346	5384138	100	Actual	DD	NQ	300	-45	101.0	20/10/2002	Altius Resources
CB02-02	616386	5384108	101	Actual	DD	NQ	300	-45	140.2	22/10/2002	Altius Resources
CB02-03	616380	5384176	103	Actual	DD	NQ	300	-45	105.2	23/10/2002	Altius Resources
CB02-04	616334	5384089	99	Actual	DD	NQ	300	-45	79.9	24/10/2002	Altius Resources
CB02-05	616412	5384156	102	Historic	DD	NQ	300	-45	121.9	27/10/2002	Altius Resources
CB02-06	616404	5384216	103	Actual	DD	NQ	300	-45	73.2	28/10/2002	Altius Resources
CB02-07	616303	5384047	100	Actual	DD	NQ	300	-45	68.6	29/10/2002	Altius Resources
CB02-08	616535	5384437	113	Actual	DD	NQ	300	-45	89.0	7/11/2002	Altius Resources
CB02-09	616590	5384484	116	Actual	DD	NQ	210	-45	76.2	9/11/2002	Altius Resources
CB02-10	616256	5383963	106	Actual	DD	NQ	300	-45	76.2	11/11/2002	Altius Resources
CB02-11	616202	5383876	107	Actual	DD	NQ	300	-45	76.2	13/11/2002	Altius Resources
B-1-69	652888	5398616	143	Historic	DD	UNK	330	-50	105.2		Bison P&M
B-2-69	652373	5398550	138	Historic	DD	UNK	5	-45	139.9		Bison P&M
B-3-69	653107	5398968	164	Historic	DD	UNK	5	-50	172.5		Bison P&M
B-4-69	653190	5399085	168	Historic	DD	UNK	352	-45	160.6		Bison P&M
B-5-69	652735	5399450	168	Historic	DD	UNK	5	-45	114.9		Bison P&M
B-6-69	652845	5399475	168	Historic	DD	UNK	352	-45	138.7		Bison P&M
LG03-01	658706	5428659	87	Actual-RTK	DD	NQ	0	-47	89.3	16/02/2003	Candente Resources
LG03-02	657799	5428528	109	Actual	DD	NQ	50	-47	161.2	21/02/2003	Candente Resources
LG03-03	657654	5427513	92	Actual-RTK	DD	NQ	50	-47	177.7	26/02/2003	Candente Resources
LG03-04	657654	5427512	92	Actual-RTK	DD	NQ	50	-62	65.8	28/02/2003	Candente Resources
LG03-05	658020	5427319	87	Actual-RTK	DD	NQ	295	-47	171.0	6/03/2003	Candente Resources
PP04-01	635783	5390240	176	Actual	DD	BQ	143	-45	150.0	30/09/2004	Candente Resources
PP04-02	636072	5390278	174	Actual	DD	BQ	143	-45	200.0	3/10/2004	Candente Resources
PP04-03	636793	5390657	164	Actual	DD	BQ	143	-45	214.9	6/10/2004	Candente Resources
PP04-04	636289	5390495	169	Actual	DD	BQ	143	-45	200.0	9/10/2004	Candente Resources
CD-05-01	651876	5440292	85	Actual	DD	HQ	147	-45	101.0	23/04/2005	Crosshair E&M
CD-05-02	651908	5440263	83	Actual	DD	HQ	147	-45	152.0		Crosshair E&M
CD-05-03	651711	5440307	87	Actual	DD	HQ	147	-45	122.0		Crosshair E&M
CD-05-04	651889	5440330	87	Actual	DD	HQ	147	-45	127.6		Crosshair E&M
CD-05-05	651927	5440357	87	Actual	DD	HQ	147	-45	142.0		Crosshair E&M
PP-05-01	637522	5392159	164	Actual	DD	HQ	327	-45	103.0	14/05/2005	Crosshair E&M
PP-05-02	637991	5392532	175	Actual	DD	HQ	354	-43	100.0	16/05/2005	Crosshair E&M
PP-05-03	638319	5392204	171	Actual	DD	HQ	357	-44	100.0	18/05/2005	Crosshair E&M
PP-05-04	638897	5392978	179	Actual	DD	HQ	352	-43	113.0	20/05/2005	Crosshair E&M
PP-05-05	638541	5393121	170	Actual	DD	HQ	354	-46	100.0	25/05/2005	Crosshair E&M
PP-05-06	638526	5393186	170	Actual	DD	HQ	335	-45	100.0	28/05/2005	Crosshair E&M
GLN-93-14	657106	5425770	48	Actual-RTK	DD	NQ	180	-45	53.4		Gander River
GLN-93-15	657036	5425767	46	Actual-RTK	DD	NQ	180	-45	53.4		Gander River Minerals
GLN-93-16	657208	5425768	61	Historic	DD	NQ	216	-47	56.7		Gander River Minerals
GLN-93-17	657172	5425765	54	Historic	DD	NQ	200	-45	61.0		Gander River Minerals
GLN-93-18	657143	5425808	52	Actual-RTK	DD	NQ	180	-45	99.1		Gander River Minerals
GLN-93-19	657271	5425767	60	Historic	DD	NQ	256	-60	261.1		Gander River Minerals

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Location type	Type	Size	Azi	Dip	Depth	Drilling completed	Company
GLN-93-20	657032	5425740	45	Historic	DD	NQ	132	-45	49.4		Gander River Minerals
GLN-94-21	656967	5425733	45	Actual-RTK	DD	NQ	136	-45	92.7		Gander River Minerals
GLN-94-22	656929	5425736	44	Historic	DD	NQ	170	-45	53.7		Gander River Minerals
GLN-94-23	657061	5425807	47	Actual-RTK	DD	NQ	155	-60	195.2		Gander River Minerals
GLN-94-24	657143	5425871	54	Historic	DD	NQ	180	-60	248.0		Gander River Minerals
GLN-94-25	657210	5425794	59	Historic	DD	NQ	90	-45	61.0		Gander River Minerals
GLN-94-26	657223	5425827	57	Historic	DD	NQ	90	-60	72.0		Gander River Minerals
GLS-1-12-80	643719	5382778	235	Historic	DD	AQ	126	-45	36.0		Hudsons Bay
GLS-2-9-80	652369	5394978	172	Historic	DD	AQ	285	-60	46.0		Hudsons Bay
GLS-3-2-80	651119	5395368	144	Historic	DD	AQ	150	-45	52.0		Hudsons Bay
GLS-4-3-80	658469	5408898	195	Historic	DD	AQ	91	-50	72.6		Hudsons Bay
GLS-5-6-80	659489	5412558	163	Historic	DD	AQ	280	-45	84.0		Hudsons Bay
GLS-6-6D-80	659269	5412158	161	Historic	DD	AQ	282	-45	53.1		Hudsons Bay
GLS-7-1A-80	653369	5400038	182	Historic	DD	AQ	275	-45	48.3		Hudsons Bay
A-VP-A-06	658649	5431818	26	Historic	DD	BQ	322	-45	65.5	30/06/1991	Manor Resources
A-VP-A-07	658969	5432018	25	Historic	DD	BQ	286	-45	88.4	1/07/1991	Manor Resources
A-VP-A-08	658129	5431428	20	Historic	DD	BQ	315	-45	50.3	1/07/1991	Manor Resources
C1-1A	652003	5391657	206	Historic	DD	UNK	320	-60	120.7		NALCO
C1-2	651990	5391673	207	Historic	DD	UNK	320	-60	92.7		NALCO
C1-3A	651929	5391557	219	Historic	DD	UNK	320	-65	185.0		NALCO
C1-4	651870	5391632	223	Historic	DD	UNK	140	-55	151.2		NALCO
C2-1	652907	5398870	152	Historic	DD	UNK	340	-59	123.4		NALCO
C2-2	652932	5398845	152	Historic	DD	UNK	340	-58.5	121.6		NALCO
C2-3	652942	5398805	150	Historic	DD	UNK	340	-60	123.5		NALCO
C2-4	652887	5398910	153	Historic	DD	UNK	340	-60	152.7		NALCO
C2-5	653053	5399067	167	Historic	DD	UNK	340	-60	153.6		NALCO
GLN-87-01	656059	5426978	35	Historic	DD	NQ	310	-45	65.22		Noranda
GLN-87-02	656094	5426948	40	Historic	DD	NQ	310	-45	65.53		Noranda
GLN-87-03	657455	5425831	78	Historic	DD	NQ	350	-45	63.7		Noranda
GLN-88-04	657516	5425958	79	Historic	DD	NQ	360	-45	70.4		Noranda
GLN-88-05	657541	5425962	83	Historic	DD	NQ	360	-45	51.8		Noranda
GLN-89-06	657474	5425958	73	Historic	DD	NQ	360	-45	52.4		Noranda
GLN-89-07	657364	5425976	63	Historic	DD	NQ	360	-45	160.5		Noranda
GLN-89-08	656860	5426348	76	Historic	DD	NQ	360	-45	134.8		Noranda
GLN-90-09	657183	5425804	59	Historic	DD	NQ	180	-45	81.38		Noranda
GLN-90-10	657165	5425762	52	Historic	DD	NQ	68	-45	72.2		Noranda
GLN-90-11	657142	5425781	51	Actual-RTK	DD	NQ	180	-45	79.9		Noranda
GLN-90-12	657214	5426033	58	Historic	DD	NQ	110	-45	124.1		Noranda
GLN-90-13	657060	5425750	46	Actual-RTK	DD	NQ	130	-45	110.3		Noranda
HP-05-09	664643	5430218	53	Historic	DD	NQ	312	-45	125.88		Paragon Minerals
HP-06-29	664601	5430331	52	Historic	DD	NQ	132	-45	152	24/11/2006	Paragon Minerals
HP-06-30	664544	5430379	55	Historic	DD	NQ	132	-45	230	27/11/2006	Paragon Minerals
HP-06-31	664553	5430372	54	Actual	DD	NQ	132	-67	278	2/12/2006	Paragon Minerals
HP-06-32	664644	5430428	56	Actual	DD	NQ	132	-45	137	3/12/2006	Paragon Minerals
HP-06-33	664643	5430427	56	Actual	DD	NQ	132	-65	197	6/12/2006	Paragon Minerals
HP-06-34	664393	5430056	52	Actual	DD	NQ	132	-50	152	9/12/2006	Paragon Minerals
HP-06-35	664289	5429993	57	Actual	DD	NQ	132	-50	293	15/12/2006	Paragon Minerals

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Location type	Type	Size	Azi	Dip	Depth	Drilling completed	Company
HP-07-36	666037	5432357	60	Actual	DD	NQ	130	-46.7	302.7	8/01/2007	Paragon Minerals
HP-07-37	665207	5431193	57	Actual	DD	NQ	131.6	-43.7	365	15/01/2007	Paragon Minerals
HP-07-38	663251	5428526	57	Actual	DD	NQ	132	-45	136	12/09/2007	Paragon Minerals
HP-07-39	663328	5428613	56	Actual	DD	NQ	132	-45	130	15/09/2007	Paragon Minerals
HP-07-40	663343	5428713	58	Actual	DD	NQ	132	-45	158	17/09/2007	Paragon Minerals
HP-07-41	662505	5427997	66	Actual	DD	NQ	132	-45	265.5	24/09/2007	Paragon Minerals
HP-08-42	664290	5429873	51	Actual	DD	NQ	132	-45	146	21/02/2008	Paragon Minerals
HP-08-43	664143	5430008	60	Actual	DD	NQ	132	-45	170.6	27/02/2008	Paragon Minerals
HP-08-44	663273	5428650	57	Actual	DD	NQ	132	-45	134	4/03/2008	Paragon Minerals
HP-08-45	663273	5428650	57	Actual	DD	NQ	132	-68	203	7/03/2008	Paragon Minerals
HP-08-46	663389	5428805	60	Actual	DD	NQ	132	-45	149	9/03/2008	Paragon Minerals
HP-08-47	663568	5428785	58	Actual	DD	NQ	132	-45	188	13/03/2008	Paragon Minerals
HP-08-48	663447	5428879	59	Actual	DD	NQ	132	-45	125	15/03/2008	Paragon Minerals
HP-08-49	663447	5428879	59	Actual	DD	NQ	132	-70	161	17/03/2008	Paragon Minerals
HP-08-50	663481	5428992	61	Actual	DD	NQ	132	-45	171.7	22/03/2008	Paragon Minerals
HP-08-51	664097	5429364	51	Historic	DD	NQ	132	-45	143	26/03/2008	Paragon Minerals
HP-08-52	663684	5430420	63	Actual	DD	NQ	132	-45	182	30/03/2008	Paragon Minerals
HP-08-53	663282	5429995	71	Actual	DD	NQ	132	-45	169.66	2/04/2008	Paragon Minerals
HP-08-54	662977	5428156	69	Actual	DD	NQ	132	-45	192	5/04/2008	Paragon Minerals
LG08-44	658660	5428702	79	Actual-RTK	DD	NQ	0	-45	65	19/06/2008	Paragon Minerals
LG08-45	658737	5428714	87	Actual-RTK	DD	NQ	0	-45	75	21/06/2008	Paragon Minerals
LG08-46	658934	5428266	91	Actual-RTK	DD	NQ	50	-45	91	23/06/2008	Paragon Minerals
LG08-47	658869	5428357	94	Actual	DD	NQ	50	-45	127	27/06/2008	Paragon Minerals
LG08-48	658166	5427485	88	Actual-RTK	DD	NQ	295	-45	150	2/07/2008	Paragon Minerals
LG08-49	658203	5427517	87	Actual-RTK	DD	NQ	295	-45	112	5/07/2008	Paragon Minerals
MP07-15	644794	5424862	151	Actual	DD	NQ	270	-45	154.8	13/08/2007	Paragon Minerals
MP07-16	645200	5425215	138	Actual	DD	NQ	320	-45	82.2	16/08/2007	Paragon Minerals
GB-04-01	657115	5425787	48	Actual	DD	HQ	180	-50	129	12/06/2004	Rubicon Minerals
GB-04-02	657106	5425796	48	Actual-RTK	DD	HQ	180	-70	134	15/06/2004	Rubicon Minerals
GB-04-03	657133	5425775	49	Actual	DD	HQ	180	-45	98.5	17/06/2004	Rubicon Minerals
GB-04-04	657122	5425812	49	Actual-RTK	DD	HQ	180	-50	136.2	20/06/2004	Rubicon Minerals
GB-04-05	657122	5425813	49	Actual-RTK	DD	HQ	180	-65	147.7	23/06/2004	Rubicon Minerals
GB-04-06	657163	5425784	52	Actual-RTK	DD	HQ	180	-49	90.6	24/06/2004	Rubicon Minerals
GB-04-07	656948	5425468	46	Actual	DD	HQ	160	-45	64	4/07/2004	Rubicon Minerals
GB-04-08	656819	5425197	48	Actual	DD	HQ	180	-45	79.7	7/07/2004	Rubicon Minerals
GB-04-09	656797	5425230	44	Actual	DD	HQ	180	-45	127.1	9/07/2004	Rubicon Minerals
GB-04-10	656817	5425241	44	Actual	DD	HQ	180	-58	121	11/07/2004	Rubicon Minerals
GB-04-11	656794	5425211	45	Actual	DD	HQ	180	-49	108.7	13/07/2004	Rubicon Minerals
GB-04-12	656792	5425272	44	Actual	DD	HQ	180	-49	141.4	15/07/2004	Rubicon Minerals
GB-04-13	656793	5425242	43	Actual	DD	HQ	180	-49	120.7	17/07/2004	Rubicon Minerals
GB-04-14	656972	5425471	52	Actual	DD	HQ	180	-47	64	19/07/2004	Rubicon Minerals
GB-04-15	657114	5425840	52	Actual	DD	HQ	180	-59	161.7	22/07/2004	Rubicon Minerals
HP-04-01	664627	5430232	53	Actual	DD	NQ	312	-45	152.4	8/08/2004	Rubicon Minerals
HP-04-02	664679	5430187	55	Actual	DD	NQ	312	-45	174.35	12/08/2004	Rubicon Minerals
HP-04-03	664686	5430249	53	Actual	DD	NQ	312	-46	190.04	16/08/2004	Rubicon Minerals
HP-04-04	664694	5430307	53	Actual	DD	NQ	312	-45	166.12	19/08/2004	Rubicon Minerals
HP-04-05	664618	5430370	55	Actual	DD	NQ	312	-45	184.4	25/08/2004	Rubicon Minerals

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Location type	Type	Size	Azi	Dip	Depth	Drilling completed	Company
HP-04-06	664719	5430415	52	Actual	DD	NQ	312	-45	178	28/08/2004	Rubicon Minerals
HP-04-07	663228	5427994	57	Actual	DD	NQ	312	-45	175.26	31/08/2004	Rubicon Minerals
HP-04-08	663192	5428289	59	Actual	DD	NQ	312	-45	174.96	2/09/2004	Rubicon Minerals
HP-05-10	664641	5430282	53	Actual	DD	NQ	312	-45	119.79	16/01/2005	Rubicon Minerals
HP-05-11	664617	5430369	55	Actual	DD	NQ	132	-45	114.6	19/01/2005	Rubicon Minerals
HP-05-12	664489	5430358	55	Actual	DD	NQ	132	-45	245.36	22/01/2005	Rubicon Minerals
HP-05-13	664533	5430238	53	Actual	DD	NQ	132	-45	129.69	25/01/2005	Rubicon Minerals
HP-05-14	664533	5430238	53	Actual	DD	NQ	132	-66	148.44	27/01/2005	Rubicon Minerals
HP-05-15	664532	5430239	53	Actual	DD	NQ	132	-82	139.29	30/01/2005	Rubicon Minerals
HP-05-16	664493	5430218	53	Actual	DD	NQ	132	-45	157.58	1/02/2005	Rubicon Minerals
HP-05-17	664493	5430219	53	Actual	DD	NQ	132	-70	224.64	9/02/2005	Rubicon Minerals
HP-05-18	664492	5430219	53	Actual	DD	NQ	132	-83	303.89	13/02/2005	Rubicon Minerals
HP-05-19	664445	5430196	55	Actual	DD	NQ	132	-50	193.85	17/02/2005	Rubicon Minerals
HP-05-20	664444	5430198	55	Actual	DD	NQ	132	-70	252.07	20/02/2005	Rubicon Minerals
HP-05-21	664713	5430424	52	Actual	DD	NQ	132	-45	120.7	22/02/2005	Rubicon Minerals
HP-05-22	664712	5430424	52	Actual	DD	NQ	132	-70	116.74	23/02/2005	Rubicon Minerals
HP-05-23	664607	5430513	55	Actual	DD	NQ	132	-45	199.34	26/02/2005	Rubicon Minerals
HP-05-24	664320	5430511	58	Actual	DD	NQ	132	-45	154.23	1/03/2005	Rubicon Minerals
HP-05-25	664725	5430552	55	Actual	DD	NQ	132	-45	163.37	3/03/2005	Rubicon Minerals
HP-05-26	664724	5430554	56	Actual	DD	NQ	132	-70	209.09	11/03/2005	Rubicon Minerals
HP-05-27	664676	5429778	54	Actual	DD	NQ	132	-45	145.08	13/03/2005	Rubicon Minerals
HP-05-28	663057	5428197	65	Actual	DD	NQ	132	-45	288.34	19/03/2005	Rubicon Minerals
VVC-03-01	657059	5425751	45	Actual-RTK	DD	NQ	130	-45	41.15	1/01/2003	Rubicon Minerals
VVC-03-02	657068	5425744	46	Actual	DD	NQ	0	-90	31.39	1/01/2003	Rubicon Minerals
VVC-03-03	657048	5425774	46	Actual-RTK	DD	NQ	0	-90	170.68	1/01/2003	Rubicon Minerals
VVC-03-04	657049	5425773	46	Actual-RTK	DD	NQ	155	-45	76.2	1/01/2003	Rubicon Minerals
VVC-03-05	657082	5425722	48	Actual-RTK	DD	NQ	185	-45	25.6	21/01/2003	Rubicon Minerals
VVC-03-06	657092	5425715	49	Actual	DD	NQ	185	-78	44.81	22/01/2003	Rubicon Minerals
VVC-03-07	657082	5425724	48	Actual-RTK	DD	NQ	355	-68	160.02	25/01/2003	Rubicon Minerals
VVC-03-08	657048	5426522	79	Actual	DD	NQ	340	-45	60.96	31/01/2003	Rubicon Minerals
VVC-03-12	656156	5426760	43	Actual	DD	NQ	260	-65	62.48	12/02/2003	Rubicon Minerals
VVC-03-13	656097	5426977	39	Actual	DD	NQ	270	-45	123.44	10/02/2003	Rubicon Minerals
VVC-03-14	656112	5426872	41	Actual	DD	NQ	120	-65	41.06	14/02/2003	Rubicon Minerals
VVC-03-15	656140	5426859	46	Actual	DD	NQ	240	-45	46.94	19/02/2003	Rubicon Minerals
VVC-03-16	656163	5426833	49	Actual	DD	NQ	250	-45	42.67	25/02/2003	Rubicon Minerals
VVC-03-17	656864	5425863	50	Actual	DD	NQ	135	-45	144.48	25/02/2003	Rubicon Minerals
VVC-03-18	656981	5425831	47	Actual	DD	NQ	130	-45	138.38	28/02/2003	Rubicon Minerals
SV-11-01	657488	5425960	72	Actual	DD	NQ	360	-45	101	17/11/2011	Soldi Ventures
SV-11-02	657461	5425932	71	Actual	DD	NQ	360	-45	84	19/11/2011	Soldi Ventures
SV-11-03	657438	5425813	76	Actual	DD	NQ	20	-45	100	20/11/2011	Soldi Ventures
SV-11-04	657413	5425826	71	Actual	DD	NQ	20	-70	92	22/11/2011	Soldi Ventures
SV-11-05	657178	5425775	56	Actual	DD	NQ	200	-45	68	23/11/2011	Soldi Ventures
SV-11-06	657181	5425798	59	Actual	DD	NQ	200	-45	91.39	24/11/2011	Soldi Ventures
SV-11-07	657145	5425790	51	Actual	DD	NQ	180	-45	83	26/11/2011	Soldi Ventures
SV-11-08	657142	5425790	51	Actual-RTK	DD	NQ	180	-45	90	27/11/2011	Soldi Ventures
SV-11-09	657130	5425781	50	Actual-RTK	DD	NQ	180	-45	85	1/12/2011	Soldi Ventures
SV-11-10	657186	5425820	57	Actual	DD	NQ	200	-45	113	3/12/2011	Soldi Ventures

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Location type	Type	Size	Azi	Dip	Depth	Drilling completed	Company
SV-11-11	657091	5425784	47	Actual-RTK	DD	NQ	180	-45	83	4/12/2011	Soldi Ventures
SV-11-12	657123	5425931	54	Actual	DD	NQ	170	-50	198		Soldi Ventures
SV-11-13	657197	5425763	59	Actual	DD	NQ	230	-45	82.5	11/12/2011	Soldi Ventures
SV-11-14	657249	5425779	59	Actual	DD	NQ	332	-50	89	12/12/2011	Soldi Ventures
SV-11-15	657223	5425786	60	Actual-RTK	DD	NQ	216	-45	101	15/12/2011	Soldi Ventures
SV-12-01	657164	5425983	55	Actual	DD	NQ	170	-50	305	22/01/2012	Soldi Ventures
SV-12-02	657123	5425931	54	Actual	DD	NQ	170	-60	242	27/01/2012	Soldi Ventures
SV-12-03	657395	5426112	71	Actual	DD	NQ	170	-50	182	28/01/2012	Soldi Ventures
SV-12-04	657140	5425782	50	Actual	DD	NQ	180	-45	74	30/01/2012	Soldi Ventures
SV-12-05	657158	5425674	60	Actual	DD	NQ	170	-45	152	1/02/2012	Soldi Ventures
SV-12-06	657111	5425644	54	Actual	DD	NQ	350	-45	134	5/02/2012	Soldi Ventures
SV-12-07	657172	5425806	59	Actual	DD	NQ	200	-45	92	7/02/2012	Soldi Ventures
SV-12-08	656876	5425517	42	Actual	DD	NQ	350	-45	124	10/02/2012	Soldi Ventures
LG00-24	658389	5429197	84	Actual-RTK	DD	NQ	285	-45	154.5	4/02/2000	United Carina Resources
LG00-25	658624	5428993	72	Historic	DD	NQ	335	-45	175.3	6/02/2000	United Carina Resources
LG00-26	658701	5428694	87	Actual-RTK	DD	NQ	0	-45	50.3	8/02/2000	United Carina Resources
LG00-27	658708	5428693	87	Actual-RTK	DD	NQ	0	-45	60.4	10/02/2000	United Carina Resources
LG00-28	658694	5428695	87	Actual-RTK	DD	NQ	0	-45	56.7	11/02/2000	United Carina Resources
LG00-29	658686	5428696	86	Actual-RTK	DD	NQ	0	-45	55.5	12/02/2000	United Carina Resources
LG00-30	658600	5428506	88	Historic	DD	NQ	335	-45	179.5	16/02/2000	United Carina Resources
LG00-31	658742	5428437	94	Historic	DD	NQ	335	-45	190.5	20/02/2000	United Carina Resources
LG00-32	658939	5429094	83	Actual-RTK	DD	NQ	295	-45	103.7	22/02/2000	United Carina Resources
LG00-33	658956	5429083	83	Actual-RTK	DD	NQ	295	-45	104.9	24/02/2000	United Carina Resources
LG00-34	658954	5429101	83	Actual-RTK	DD	NQ	295	-45	89	26/02/2000	United Carina Resources
LG00-35	658928	5428982	88	Actual-RTK	DD	NQ	295	-45	121	28/02/2000	United Carina Resources
LG00-36	658951	5429015	87	Actual-RTK	DD	NQ	250	-45	85.6	1/03/2000	United Carina Resources
LG00-37	658685	5428674	87	Actual-RTK	DD	NQ	0	-45	93.6	4/03/2000	United Carina Resources
LG00-38	658668	5428648	86	Actual-RTK	DD	NQ	295	-45	229.8	8/03/2000	United Carina Resources
LG99-01	658713	5428715	83	Actual	DD	NQ	0	-45	41.8	23/10/1999	United Carina Resources
LG99-02	658709	5428714	82	Actual	DD	NQ	0	-45	58.5	24/10/1999	United Carina Resources
LG99-03	658720	5428715	83	Actual	DD	NQ	0	-45	38.1	25/10/1999	United Carina Resources
LG99-04	658935	5428331	93	Actual	DD	NQ	50	-50	56.1	26/10/1999	United Carina Resources
LG99-05	658938	5428324	92	Actual	DD	NQ	50	-45	53.3	27/10/1999	United Carina Resources
LG99-06	658927	5428335	94	Actual	DD	NQ	50	-45	47.2	28/10/1999	United Carina Resources
LG99-07	658887	5429110	83	Actual	DD	NQ	55	-45	74.7	30/10/1999	United Carina Resources
LG99-08	658929	5429135	82	Actual	DD	NQ	235	-45	48.8	31/10/1999	United Carina Resources
LG99-09	658933	5429129	83	Actual	DD	NQ	235	-45	63.1	1/11/1999	United Carina Resources
LG99-10	658937	5429123	83	Actual	DD	NQ	235	-45	68.6	2/11/1999	United Carina Resources
LG99-11	658136	5427452	87	Actual	DD	NQ	245	-48	188.6	12/11/1999	United Carina Resources
LG99-12	658061	5427382	88	Actual	DD	NQ	295	-45	241.1	18/11/1999	United Carina Resources
LG99-13	658028	5427307	90	Actual	DD	NQ	115	-45	129.5	21/11/1999	United Carina Resources
LG99-14	657686	5427489	89	Actual	DD	NQ	295	-45	93.7	24/11/1999	United Carina Resources
LG99-15	658106	5428419	98	Actual	DD	NQ	295	-45	76.2	25/11/1999	United Carina Resources
LG99-16	657896	5428549	102	Actual	DD	NQ	253	-45	44.2	27/11/1999	United Carina Resources
LG99-17	658001	5428762	95	Actual	DD	NQ	295	-45	71.6	28/11/1999	United Carina Resources
LG99-18	658182	5428876	91	Actual-RTK	DD	NQ	295	-45	58.5	29/11/1999	United Carina Resources
LG99-19	658223	5429062	90	Actual-RTK	DD	NQ	295	-45	40.9	30/11/1999	United Carina Resources

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Location type	Type	Size	Azi	Dip	Depth	Drilling completed	Company
LG99-20	658345	5429234	85	Actual	DD	NQ	270	-45	133.2	3/12/1999	United Carina Resources
LG99-21	658533	5430671	53	Actual	DD	NQ	270	-45	157	5/12/1999	United Carina Resources
LG99-22	658956	5429691	57	Actual	DD	NQ	242	-45	54.9	7/12/1999	United Carina Resources
LG99-23	658957	5429693	56	Actual	DD	NQ	295	-45	59.4	8/12/1999	United Carina Resources
VVC-03-09	656924	5426371	77	Historic	DD	NQ	125	-45	41.3		VVC Exploration
VVC-03-10	657029	5426513	81	Historic	DD	NQ	120	-45	101.8		VVC Exploration
VVC-03-11	656974	5426906	82	Historic	DD	NQ	175	-45	132.9		VVC Exploration

Table B.2: Collar table of the 2019 NFGC drilling program.

HoleID	Easting	Northing	RL	Type	Size	Azi	Dip	Depth (m)	Drilling completed	Drilling contractor	Prospect
NFGC-19-01	658226.8	5427453.7	88.0	DD	HQ	302.19	-43.6	199	4/11/2019	New Valley	Keats
NFGC-19-02	658114.3	5427339.0	90.8	DD	HQ	300	-45	270	6/11/2019	New Valley	Keats
NFGC-19-03	658705.3	5428709.1	85.9	DD	HQ	0.39	-44.7	64	17/11/2019	New Valley	Lotto
NFGC-19-04	658705.3	5428708.5	85.9	DD	HQ	0.59	-63.5	52	17/11/2019	New Valley	Lotto
NFGC-19-05	664923.4	5430518.1	57.5	DD	HQ	302.69	-44.7	274	21/11/2019	New Valley	Glass
NFGC-19-06	664946.1	5430557.9	59.4	DD	HQ	302.19	-44.1	94.5	27/11/2019	New Valley	Glass
NFGC-19-07	664968.0	5430608.3	58.5	DD	HQ	300.99	-44.6	248	30/11/2019	New Valley	Glass
NFGC-19-08	664883.4	5430424.7	58.9	DD	HQ	305	-45	262	4/12/2019	New Valley	Glass
NFGC-19-09	665170.6	5430868.0	57.9	DD	HQ	300.89	-44.2	299.6	10/12/2019	New Valley	1744
NFGC-19-10	665254.0	5430960.1	60.8	DD	HQ	303.99	-43.7	222.2	14/12/2019	New Valley	1744

Table B.3: Collar table of the 2020-2021 NFGC drilling program.

HoleID	Easting	Northing	RL	Type	Size	Azi	Dip	Depth (m)	Drilling completed	Drilling contractor	Prospect
NFGC-20-11	5428491.2	5428491.2	101.8	DD	HQ	300	-45	73.5	19/08/2020	New Valley	Little Zone
NFGC-20-12	5428459.5	5428459.5	102.5	DD	HQ	300	-45	150	23/08/2020	New Valley	Little Zone
NFGC-20-13	5428519.7	5428519.7	101.8	DD	HQ	300	-45	89	25/08/2020	New Valley	Little Zone
NFGC-20-14	5428580.6	5428580.6	102.7	DD	HQ	120	-48	90	27/08/2020	New Valley	Little Zone
NFGC-20-15	5428469.9	5428469.9	102.2	DD	HQ	300	-45	172	31/08/2020	New Valley	Little Zone
NFGC-20-16	5428359.7	5428359.7	100.9	DD	HQ	300	-45	194.5	06/09/2020	New Valley	Little Zone
NFGC-20-17	5428989.8	5428989.8	87.7	DD	HQ	300	-45	354	16/09/2020	New Valley	Lotto
NFGC-20-18	5427466.9	5427466.9	87.8	DD	HQ	300	-45	278.05	15/09/2020	New Valley	Keats
NFGC-20-19	5427461.9	5427461.9	87.9	DD	HQ	300	-45	154	18/09/2020	New Valley	Keats
NFGC-20-20	5428961.7	5428961.7	89.7	DD	HQ	300	-45	190	20/09/2020	New Valley	Lotto
NFGC-20-21	5427448.8	5427448.8	88.2	DD	HQ	300	-45	183.5	23/09/2020	New Valley	Keats
NFGC-20-22	5428996.3	5428996.3	87.5	DD	HQ	295	-45	213.05	25/09/2020	New Valley	Lotto
NFGC-20-23	5427458.0	5427458.0	87.9	DD	HQ	300	-45	185	28/09/2020	New Valley	Keats
NFGC-20-24	5428954.4	5428954.4	88.5	DD	HQ	295	-45	258	01/10/2020	New Valley	Lotto
NFGC-20-25	5427459.1	5427459.1	87.9	DD	HQ	300	-45	147	02/10/2020	New Valley	Keats
NFGC-20-26	5427444.3	5427444.3	87.6	DD	HQ	300	-45	269	09/10/2020	New Valley	Keats
NFGC-20-27	5428919.8	5428919.8	89.5	DD	HQ	300	-45	465	12/10/2020	New Valley	Lotto
NFGC-20-28	5427449.9	5427449.9	88.0	DD	HQ	300	-45	150	06/10/2020	New Valley	Keats
NFGC-20-29	5427444.9	5427444.9	88.1	DD	HQ	300	-45	186	12/10/2020	New Valley	Keats
NFGC-20-30	5427418.6	5427418.6	88.2	DD	HQ	300	-45	170	13/10/2020	New Valley	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Type	Size	Azi	Dip	Depth (m)	Drilling completed	Drilling contractor	Prospect
NFGC-20-31	5428901.6	5428901.6	89.1	DD	HQ	300	-45	258.1	17/10/2020	New Valley	Lotto
NFGC-20-32	5427440.3	5427440.3	88.2	DD	HQ	300	-45	159	15/10/2020	New Valley	Keats
NFGC-20-33	5427394.4	5427394.4	90.4	DD	HQ	300	-45	297.2	19/10/2020	New Valley	Keats
NFGC-20-34	5427440.5	5427440.5	89.2	DD	HQ	300	-45	213	19/10/2020	New Valley	Keats
NFGC-20-35	5428876.0	5428876.0	92.3	DD	HQ	300	-45	240	24/10/2020	New Valley	Lotto
NFGC-20-36	5427466.3	5427466.3	87.6	DD	HQ	300	-45	150	23/10/2020	New Valley	Keats
NFGC-20-37	5427518.1	5427518.1	86.7	DD	HQ	300	-45	344	29/10/2020	New Valley	Keats
NFGC-20-38	5427461.2	5427461.2	87.8	DD	HQ	300	-45	175.85	26/10/2020	New Valley	Keats
NFGC-20-39	5429155.9	5429155.9	80.9	DD	HQ	120	-45	164	29/10/2020	New Valley	Lotto
NFGC-20-40	5427452.7	5427452.7	88.2	DD	HQ	300	-45	114	28/10/2020	New Valley	Keats
NFGC-20-40A	5427452.7	5427452.7	88.1	DD	HQ	300	-45	204.2	31/10/2020	New Valley	Keats
NFGC-20-41	5427513.7	5427513.7	86.6	DD	HQ	300	-45	195.4	02/11/2020	New Valley	Keats
NFGC-20-42	5429100.1	5429100.1	83.4	DD	HQ	300	-45	177	01/11/2020	New Valley	Lotto
NFGC-20-43	5427435.4	5427435.4	88.2	DD	HQ	300	-45	181.5	08/11/2020	New Valley	Keats
NFGC-20-44	5429029.5	5429029.5	86.4	DD	HQ	300	-45	294	08/11/2020	New Valley	Lotto
NFGC-20-45	5427509.0	5427509.0	86.5	DD	HQ	300	-45	164	06/11/2020	New Valley	Keats
NFGC-20-46	5427492.6	5427492.6	87.1	DD	HQ	300	-45	169	10/11/2020	New Valley	Keats
NFGC-20-47	5428995.0	5428995.0	87.0	DD	HQ	300	-45	98	11/11/2020	New Valley	Lotto
NFGC-20-48	5427430.4	5427430.4	89.0	DD	HQ	300	-45	198	16/11/2020	New Valley	Keats
NFGC-20-49	5427468.3	5427468.3	88.5	DD	HQ	300	-45	234.4	16/11/2020	New Valley	Keats
NFGC-20-50	5428980.5	5428980.5	88.0	DD	HQ	300	-45	92.2	14/11/2020	New Valley	Lotto
NFGC-20-51	5429056.4	5429056.4	84.8	DD	HQ	300	-45	235.1	20/11/2020	New Valley	Lotto
NFGC-20-52	5427444.6	5427444.6	88.4	DD	HQ	300	-45	191.55	24/11/2020	New Valley	Keats
NFGC-20-53	5427512.6	5427512.6	86.1	DD	HQ	300	-45	188	21/11/2020	New Valley	Keats
NFGC-20-54	5427439.2	5427439.2	87.7	DD	HQ	300	-45	198	23/11/2020	New Valley	Keats
NFGC-20-55	5428685.3	5428685.3	90.4	DD	HQ	300	-45	138	24/11/2020	New Valley	Dome
NFGC-20-56	5427505.1	5427505.1	86.8	DD	HQ	300	-45	117.75	23/11/2020	New Valley	Keats
NFGC-20-57	5427436.5	5427436.5	87.9	DD	HQ	300	-45	150	26/11/2020	New Valley	Keats
NFGC-20-58	5428706.8	5428706.8	89.4	DD	HQ	300	-45	147	26/11/2020	New Valley	Dome
NFGC-20-59	5427494.8	5427494.8	87.0	DD	HQ	300	-45	158.6	26/11/2020	New Valley	Keats
NFGC-20-60	5427424.6	5427424.6	89.7	DD	HQ	300	-45	200.15	30/11/2020	New Valley	Keats
NFGC-20-61	5428728.1	5428728.1	87.8	DD	HQ	300	-45	306.25	02/12/2020	New Valley	Dome
NFGC-20-62	5427536.8	5427536.8	85.3	DD	HQ	300	-45	218	01/12/2020	New Valley	Keats
NFGC-20-63	5427309.1	5427309.1	83.4	DD	HQ	300	-45	345.95	10/12/2020	New Valley	Keats
NFGC-20-64	5427441.8	5427441.8	87.8	DD	HQ	300	-45	150	02/12/2020	New Valley	Keats
NFGC-20-65	5427512.5	5427512.5	87.3	DD	HQ	300	-45	266	07/12/2020	New Valley	Keats
NFGC-20-66	5428664.9	5428664.9	90.3	DD	HQ	300	-45	171	05/12/2020	New Valley	Dome
NFGC-20-67	5427436.5	5427436.5	87.9	DD	HQ	300	-45	189	08/12/2020	New Valley	Keats
NFGC-20-68	5428664.6	5428664.6	90.2	DD	HQ	300	-60	231	10/12/2020	New Valley	Dome
NFGC-20-69	5427431.9	5427431.9	88.1	DD	HQ	300	-45.4	187	10/12/2020	New Valley	Keats
NFGC-20-70	5427504.3	5427504.3	86.4	DD	HQ	299.5	-45.2	191.85	11/12/2020	New Valley	Keats
NFGC-20-71	5428322.8	5428322.8	95.6	DD	HQ	50	-45	204	14/12/2020	New Valley	Road
NFGC-20-72	5427426.8	5427426.8	88.2	DD	HQ	300	-45	189.45	14/12/2020	New Valley	Keats
NFGC-20-73	5427383.4	5427383.4	87.7	DD	HQ	300	-45	507	17/12/2020	New Valley	Keats
NFGC-20-74	5427491.4	5427491.4	87.2	DD	HQ	300	-45	237.5	15/12/2020	New Valley	Keats
NFGC-20-75	5427413.1	5427413.1	88.4	DD	HQ	300	-45	175.45	18/12/2020	New Valley	Keats
NFGC-20-76	5428322.4	5428322.4	95.7	DD	HQ	50	-60	225	17/12/2020	New Valley	Road

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Type	Size	Azi	Dip	Depth (m)	Drilling completed	Drilling contractor	Prospect
NFGC-21-77	5427415.7	5427415.7	90.6	DD	HQ	300	-45	308.55	11/01/2021	New Valley	Keats
NFGC-21-78	5427426.3	5427426.3	87.9	DD	HQ	300	-45	168	08/01/2021	New Valley	Keats
NFGC-21-79	5427402.7	5427402.7	88.8	DD	HQ	300	-45	192.1	12/01/2021	New Valley	Keats
NFGC-21-80	5427486.1	5427486.1	87.0	DD	HQ	300	-45	200	15/01/2021	New Valley	Keats
NFGC-21-81	5427413.9	5427413.9	87.2	DD	HQ	300	-45	258.5	16/01/2021	New Valley	Keats
NFGC-21-82	5427364.2	5427364.2	89.5	DD	HQ	300	-45	223.15	17/01/2021	New Valley	Keats
NFGC-21-83	5429024.8	5429024.8	86.7	DD	HQ	300	-45	357.15	22/01/2021	New Valley	Lotto
NFGC-21-84	5427490.4	5427490.4	86.9	DD	HQ	300	-45	170	19/01/2021	New Valley	Keats
NFGC-21-85	5427388.4	5427388.4	89.2	DD	HQ	300	-45	157.4	19/01/2021	New Valley	Keats
NFGC-21-86	5427396.9	5427396.9	88.8	DD	HQ	300	-45	231.1	21/01/2021	New Valley	Keats
NFGC-21-87	5427535.5	5427535.5	86.4	DD	HQ	300	-45	125	21/01/2021	New Valley	Keats
NFGC-21-88	5427284.1	5427284.1	88.4	DD	HQ	300	-45	255.8	24/01/2021	New Valley	Keats
NFGC-21-89	5429051.6	5429051.6	84.8	DD	HQ	300	-45	294	28/01/2021	New Valley	Lotto
NFGC-21-90	5427539.9	5427539.9	85.8	DD	HQ	299	-45	182	25/01/2021	New Valley	Keats
NFGC-21-91	5427375.8	5427375.8	89.1	DD	HQ	299	-46	186	25/01/2021	New Valley	Keats
NFGC-21-92	5427049.2	5427049.2	82.3	DD	HQ	300	-45	345.65	02/02/2021	New Valley	Keats
NFGC-21-93	5427557.9	5427557.9	86.0	DD	HQ	300	-45	110	29/01/2021	New Valley	Keats
NFGC-21-94	5427358.0	5427358.0	90.0	DD	HQ	300	-45	50	26/01/2021	New Valley	Keats
NFGC-21-94A	5427357.3	5427357.3	0.0	DD	HQ	300	-45	18	27/01/2021	New Valley	Keats
NFGC-21-94B	5427357.4	5427357.4	90.0	DD	HQ	300	-45	234	01/02/2021	New Valley	Keats
NFGC-21-95	5427605.8	5427605.8	83.4	DD	HQ	300	-45	230	02/02/2021	New Valley	Keats
NFGC-21-96	5428933.2	5428933.2	90.3	DD	HQ	300	-45	237.75	02/02/2021	New Valley	Lotto
NFGC-21-97	5427346.7	5427346.7	90.2	DD	HQ	299	-45.5	225	06/02/2021	New Valley	Keats
NFGC-21-98	5427744.7	5427744.7	78.3	DD	HQ	299	-45	470	16/02/2021	New Valley	Keats
NFGC-21-99	5427314.2	5427314.2	90.1	DD	HQ	299	-45	285	10/02/2021	New Valley	Keats
NFGC-21-100	5428930.1	5428930.1	89.8	DD	HQ	299	-45	258	08/02/2021	New Valley	Lotto
NFGC-21-101	5427340.8	5427340.8	90.3	DD	HQ	300	-45	220.85	08/02/2021	New Valley	Keats
NFGC-21-102	5429179.5	5429179.5	83.8	DD	HQ	295	-45	363	17/02/2021	New Valley	Lotto
NFGC-21-103	5427328.1	5427328.1	91.8	DD	HQ	300	-45	261.1	14/02/2021	New Valley	Keats
NFGC-21-104	5427294.8	5427294.8	90.8	DD	HQ	300	-45	255	15/02/2021	New Valley	Keats
NFGC-21-105	5427344.9	5427344.9	91.2	DD	HQ	300	-45	24	15/02/2021	New Valley	Keats
NFGC-21-105A	5427344.9	5427344.9	91.1	DD	HQ	300	-45	73	18/02/2021	New Valley	Keats
NFGC-21-105B	5427340.5	5427340.5	92.0	DD	HQ	300	-45	288	24/02/2021	New Valley	Keats
NFGC-21-106	5427289.0	5427289.0	92.5	DD	HQ	300	-45	326	22/02/2021	New Valley	Keats
NFGC-21-107	5425764.6	5425764.6	46.6	DD	HQ	120	-45	95	22/02/2021	Rally Drilling	Knob
NFGC-21-108	5427746.0	5427746.0	78.2	DD	HQ	120	-45	248	24/02/2021	New Valley	Keats
NFGC-21-109	5428912.0	5428912.0	92.9	DD	HQ	300	-45	251.5	22/02/2021	New Valley	Lotto
NFGC-21-110	5428946.4	5428946.4	89.8	DD	HQ	300	-45	183.05	26/02/2021	New Valley	Lotto
NFGC-21-111	5427276.3	5427276.3	94.5	DD	HQ	300	-45	297	27/02/2021	New Valley	Keats
NFGC-21-112	5425760.5	5425760.5	45.4	DD	HQ	120	-45	190.2	27/02/2021	Rally Drilling	Knob
NFGC-21-113	5427496.6	5427496.6	87.0	DD	HQ	300	-45	143	27/02/2021	New Valley	Keats
NFGC-21-114	5427315.8	5427315.8	93.9	DD	HQ	300	-45	264	01/03/2021	New Valley	Keats
NFGC-21-115	5428894.8	5428894.8	91.1	DD	HQ	300	-45	225	05/03/2021	New Valley	Lotto
NFGC-21-116	5427509.1	5427509.1	87.3	DD	HQ	300	-45	113	01/03/2021	New Valley	Keats
NFGC-21-117	5425763.8	5425763.8	51.0	DD	HQ	120	-45	123	01/03/2021	Rally Drilling	Knob
NFGC-21-118	5427284.9	5427284.9	90.7	DD	HQ	300	-45	660	19/03/2021	New Valley	Keats
NFGC-21-119	5427331.1	5427331.1	89.9	DD	HQ	300	-45	279	05/03/2021	New Valley	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Type	Size	Azi	Dip	Depth (m)	Drilling completed	Drilling contractor	Prospect
NFGC-21-120	5427529.2	5427529.2	86.2	DD	HQ	300	-45	108.7	03/03/2021	New Valley	Keats
NFGC-21-121	5425862.5	5425862.5	58.1	DD	HQ	300	-45	233	05/03/2021	Rally Drilling	Knob
NFGC-21-122	5427523.2	5427523.2	86.1	DD	HQ	300	-45	140	28/03/2021	New Valley	Keats
NFGC-21-123	5427519.0	5427519.0	80.2	DD	HQ	120	-45	723	28/03/2021	New Valley	Cokes
NFGC-21-124	5425874.9	5425874.9	55.9	DD	HQ	120	-45	258.75	09/03/2021	Rally Drilling	Knob
NFGC-21-125	5427527.2	5427527.2	85.8	DD	HQ	300	-45	107	10/03/2021	New Valley	Keats
NFGC-21-126	5425745.8	5425745.8	44.9	DD	HQ	120	-45	233	24/03/2021	Rally Drilling	Knob
NFGC-21-127	5427533.6	5427533.6	85.6	DD	HQ	300	-45	122	14/03/2021	New Valley	Keats
NFGC-21-128	5425190.5	5425190.5	66.2	DD	HQ	120	-45	206	13/03/2021	Rally Drilling	Knob
NFGC-21-129	5427475.4	5427475.4	87.3	DD	HQ	300	-45	161.25	14/03/2021	New Valley	Keats
NFGC-21-130	5425687.2	5425687.2	55.3	DD	HQ	0	-45	171.7	18/03/2021	Rally Drilling	Knob
NFGC-21-131	5427487.4	5427487.4	87.5	DD	HQ	300	-45	137.9	16/03/2021	New Valley	Keats
NFGC-21-132	5427390.6	5427390.6	89.1	DD	HQ	300	-45	234	18/03/2021	New Valley	Keats
NFGC-21-133	5427464.5	5427464.5	87.4	DD	HQ	300	-45	149	18/03/2021	New Valley	Keats
NFGC-21-134	5425686.7	5425686.7	57.2	DD	HQ	0	-45	123.3	20/03/2021	Rally Drilling	Knob
NFGC-21-135	5427269.4	5427269.4	90.5	DD	HQ	300	-45	336	24/03/2021	New Valley	Keats
NFGC-21-136	5427247.3	5427247.3	90.7	DD	HQ	300	-45	312	25/03/2021	New Valley	Keats
NFGC-21-137	5427453.7	5427453.7	87.9	DD	HQ	300	-45	152	21/03/2021	New Valley	Keats
NFGC-21-138	5426646.4	5426646.4	87.4	DD	HQ	300	-45	233.5	26/03/2021	Rally Drilling	TCH
NFGC-21-139	5427421.6	5427421.6	88.3	DD	HQ	300	-45	169.65	24/03/2021	New Valley	Keats
NFGC-21-140	5427410.4	5427410.4	88.6	DD	HQ	300	-45	182.3	27/03/2021	New Valley	Keats
NFGC-21-141	5427262.6	5427262.6	90.7	DD	HQ	300	-45	318	01/04/2021	New Valley	Keats
NFGC-21-142	5425717.2	5425717.2	53.9	DD	HQ	0	-45	220	29/03/2021	Rally Drilling	Knob
NFGC-21-143	5427240.5	5427240.5	91.0	DD	HQ	300	-45	342.95	30/03/2021	New Valley	Keats
NFGC-21-144	5426643.1	5426643.1	87.1	DD	HQ	120	-45	215	30/03/2021	Rally Drilling	TCH
NFGC-21-145	5427434.9	5427434.9	86.7	DD	HQ	300	-45	209	31/03/2021	New Valley	Keats
NFGC-21-146	5427521.3	5427521.3	80.5	DD	HQ	300	-45	300	03/04/2021	New Valley	Cokes
NFGC-21-147	5425582.5	5425582.5	54.3	DD	HQ	300	-45	239.2	02/04/2021	Rally Drilling	Knob
NFGC-21-148	5427224.1	5427224.1	85.0	DD	HQ	300	-45	29.45	01/04/2021	New Valley	Keats
NFGC-21-148A	5427224.5	5427224.5	90.8	DD	HQ	300	-45	333	07/04/2021	New Valley	Keats
NFGC-21-149	5427455.1	5427455.1	87.4	DD	HQ	300	-45	141	02/04/2021	New Valley	Keats
NFGC-21-150	5430889.3	5430889.3	57.2	DD	HQ	300		230	03/04/2021	Rally Drilling	1744
NFGC-21-151	5427399.0	5427399.0	82.8	DD	HQ	300	-45	203	04/04/2021	New Valley	Keats
NFGC-21-152	5425582.3	5425582.3	54.4	DD	HQ	300	-60	227	07/04/2021	Rally Drilling	Knob
NFGC-21-153	5427217.3	5427217.3	98.0	DD	HQ	300	-45	351	11/04/2021	New Valley	Keats
NFGC-21-154	5427513.8	5427513.8	92.2	DD	HQ	50	-60	94.6	05/04/2021	New Valley	Cokes
NFGC-21-155	5430908.0	5430908.0	57.9	DD	HQ	300	-45	263	07/04/2021	Rally Drilling	1744
NFGC-21-156	5427404.9	5427404.9	87.0	DD	HQ	300	-45	275	10/04/2021	New Valley	Keats
NFGC-21-157	5427535.4	5427535.4	93.7	DD	HQ	120	-45	165	09/04/2021	New Valley	Cokes
NFGC-21-158	5430936.3	5430936.3	61.0	DD	HQ	300	-45	287	12/04/2021	Rally Drilling	1744
NFGC-21-159	5425540.3	5425540.3	54.4	DD	HQ	300	-45	188	12/04/2021	Rally Drilling	Knob
NFGC-21-160	5427217.8	5427217.8	85.0	DD	HQ	300	-45	57.1	09/04/2021	New Valley	Keats
NFGC-21-160A	5427217.8	5427217.8	85.0	DD	HQ	300	-45	105	10/04/2021	New Valley	Keats
NFGC-21-160B	5427217.8	5427217.8	85.0	DD	HQ	300	-45	87	11/04/2021	New Valley	Keats
NFGC-21-161	5432729.1	5432729.1	67.4	DD	HQ	120	-45	146	13/04/2021	Rally Drilling	798
NFGC-21-162	5427550.5	5427550.5	95.9	DD	HQ	120	-45	150	12/04/2021	New Valley	Cokes
NFGC-21-163	5427391.7	5427391.7	87.7	DD	HQ	300	-45	233	15/04/2021	New Valley	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Type	Size	Azi	Dip	Depth (m)	Drilling completed	Drilling contractor	Prospect
NFGC-21-164	5427215.7	5427215.7	92.0	DD	HQ	300	-45	288	15/04/2021	New Valley	Keats
NFGC-21-165	5427196.1	5427196.1	90.9	DD	HQ	300	-45	344.85	20/04/2021	New Valley	Keats
NFGC-21-166	5427579.1	5427579.1	93.1	DD	HQ	120	-45	159.6	15/04/2021	New Valley	Cokes
NFGC-21-167	5430982.4	5430982.4	60.8	DD	HQ	300	-45	230	18/04/2021	Rally Drilling	1744
NFGC-21-168	5425509.3	5425509.3	48.6	DD	HQ	300	-45	176	18/04/2021	Rally Drilling	Knob
NFGC-21-169	5432302.9	5432302.9	60.2	DD	HQ	300	-45	323	18/04/2021	Rally Drilling	798
NFGC-21-170	5427379.5	5427379.5	89.2	DD	HQ	300	-45	171	18/04/2021	New Valley	Keats
NFGC-21-171	5428356.5	5428356.5	79.7	DD	HQ	300	-45	312	22/04/2021	New Valley	Golden Joint
NFGC-21-172	5425322.5	5425322.5	53.5	DD	HQ	300	-45	236	21/04/2021	Rally Drilling	Knob
NFGC-21-173	5427366.8	5427366.8	89.9	DD	HQ	300	-45	188	25/04/2021	New Valley	Keats
NFGC-21-174	5427215.1	5427215.1	92.1	DD	HQ	300	-45	366	01/05/2021	New Valley	Keats
NFGC-21-175	5430933.5	5430933.5	56.6	DD	HQ	300	-45	191	21/04/2021	Rally Drilling	1744
NFGC-21-176	5431012.9	5431012.9	60.7	DD	HQ	300	-45	224	21/04/2021	Rally Drilling	1744
NFGC-21-177	5427196.0	5427196.0	90.8	DD	HQ	300	-47	108	22/04/2021	New Valley	Keats
NFGC-21-178	5425321.8	5425321.8	53.6	DD	HQ	180	-45	239	29/04/2021	Rally Drilling	Knob
NFGC-21-179	5430988.1	5430988.1	62.1	DD	HQ	300	-45	254	24/04/2021	Rally Drilling	1744
NFGC-21-180	5430849.6	5430849.6	59.7	DD	HQ	300	-45	245	26/04/2021	Rally Drilling	1744
NFGC-21-181	5428356.3	5428356.3	79.6	DD	HQ	300	-46	309	28/04/2021	New Valley	Golden Joint
NFGC-21-182	5427195.8	5427195.8	90.8	DD	HQ	300	-48	381	01/05/2021	New Valley	Keats
NFGC-21-183	5430976.6	5430976.6	58.5	DD	HQ	300	-45	193.3	26/04/2021	Rally Drilling	1744
NFGC-21-184	5427354.4	5427354.4	89.7	DD	HQ	300	-45	196	01/05/2021	New Valley	Keats
NFGC-21-185	5430828.2	5430828.2	60.1	DD	HQ	300	-45	358	02/05/2021	Rally Drilling	1744
NFGC-21-186	5430833.9	5430833.9	59.5	DD	HQ	300	-45	260	02/05/2021	Rally Drilling	1744
NFGC-21-187	5428355.8	5428355.8	79.7	DD	HQ	300	-50	431	09/05/2021	New Valley	Golden Joint
NFGC-21-188	5427338.1	5427338.1	85.0	DD	HQ	300	-45	11.6	01/05/2021	Rally Drilling	Keats
NFGC-21-188A	5427337.1	5427337.1	93.7	DD	HQ	300	-45	269	06/05/2021	New Valley	Keats
NFGC-21-189	5427358.8	5427358.8	89.4	DD	HQ	300	-45	204.6	05/05/2021	New Valley	Keats
NFGC-21-190	5427638.6	5427638.6	92.1	DD	HQ	300	-45	282	06/05/2021	New Valley	Keats
NFGC-21-191	5430883.5	5430883.5	60.4	DD	HQ	300	-45	308.2	06/05/2021	Rally Drilling	1744
NFGC-21-192	5430808.9	5430808.9	63.1	DD	HQ	300	-45	274	09/05/2021	Rally Drilling	1744
NFGC-21-193	5427352.7	5427352.7	89.5	DD	HQ	300	-45	128	06/05/2021	New Valley	Keats
NFGC-21-193A	5427352.1	5427352.1	89.7	DD	HQ	300	-45	65	06/05/2021	New Valley	Keats
NFGC-21-194	5427559.7	5427559.7	90.6	DD	HQ	300	-45	365.25	10/05/2021	New Valley	Keats
NFGC-21-195	5430870.1	5430870.1	61.4	DD	HQ	300	-45	304	11/05/2021	Rally Drilling	1744
NFGC-21-196	5427342.4	5427342.4	89.8	DD	HQ	300	-45	206	08/05/2021	New Valley	Keats
NFGC-21-197	5427243.3	5427243.3	90.6	DD	HQ	300	-55	353	13/05/2021	Rally Drilling	Keats
NFGC-21-198	5427342.9	5427342.9	89.8	DD	HQ	300	-45	230	13/05/2021	New Valley	Keats
NFGC-21-199	5428397.7	5428397.7	79.7	DD	HQ	300	-45	263	14/05/2021	New Valley	Golden Joint
NFGC-21-200	5427202.5	5427202.5	90.9	DD	HQ	297	-55	395	16/05/2021	Rally Drilling	Keats
NFGC-21-201	5428889.8	5428889.8	89.2	DD	HQ	300	-45	241	14/05/2021	New Valley	Lotto
NFGC-21-202	5430886.7	5430886.7	57.8	DD	HQ	300	-45	245	16/05/2021	Rally Drilling	1744
NFGC-21-203	5427332.9	5427332.9	90.2	DD	HQ	300	-45	314	20/05/2021	New Valley	Keats
NFGC-21-204	5427194.5	5427194.5	90.3	DD	HQ	297	-55.5	404	22/05/2021	Rally Drilling	Keats
NFGC-21-205	5428889.6	5428889.6	89.1	DD	HQ	298.8	-46	254	18/05/2021	New Valley	Lotto
NFGC-21-206	5428383.8	5428383.8	81.1	DD	HQ	298	-45.5	338	21/05/2021	New Valley	Golden Joint
NFGC-21-209	5428675.0	5428675.0	87.3	DD	HQ	299	-45.5	195	21/05/2021	New Valley	Dome
NFGC-21-210	5428864.8	5428864.8	60.1	DD	HQ	120	-45.5	113	21/05/2021	Rally Drilling	Pocket Pond

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	Easting	Northing	RL	Type	Size	Azi	Dip	Depth (m)	Drilling completed	Drilling contractor	Prospect
NFGC-21-214	5428873.5	5428873.5	60.1	DD	HQ	119	-45.5	155	24/05/2021	Rally Drilling	Pocket Pond
NFGC-21-218	5428927.8	5428927.8	63.1	DD	HQ	299	-45.5	179	27/05/2021	Rally Drilling	Pocket Pond

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Appendix C Significant Intervals

Table C.1: Significant intercepts from historical campaigns. Intercepts reported at a cut-off grade of 1 g/t Au and a minimum length of 2 m. Included high-grade intercepts are reported at a cut-off grade of 10 g/t Au, a minimum length of 0.2 m and no internal dilution. Expected true widths of intercepts were determined based on the following interpreted orientations of mineralization: Keats 146/63, Lotto 097/73, H-Pond 300/65, Pocket Pond 120/75 and Dome 167/70. For Knob, Cokes and Grouse, the orientation of mineralization is poorly constrained at this stage and true widths could not be determined.

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect	Company	Year
GLN-88-04	13.0	15.5	1.23	2.5			0.5	Knob	Noranda Expl C L	1988
GLN-89-06	38.6	39.3	17.3	0.7			0	Knob	Noranda Expl C L	1989
GLN-89-06	45.2	47.4	4.46	2.2			0	Knob	Noranda Expl C L	1989
GLN-90-11	35.9	42.3	35	6.45			1.1	Knob	Noranda Expl C L	1990
Including	40.0	40.6	373.34	0.58			0	Knob	Noranda Expl C L	1990
GLN-90-13	18.1	18.4	202.94	0.25			0	Knob	Noranda Expl C L	1990
GLN-93-14	9.5	11.6	1.89	2.13			0	Knob	Gander River Minerals	1993
GLN-93-17	35.1	41.2	14	6.1			1.82	Knob	Gander River Minerals	1993
Including	39.0	39.8	102.2	0.76			0	Knob	Gander River Minerals	1993
GLN-93-17	42.1	47.0	9.77	4.88			1.22	Knob	Gander River Minerals	1993
Including	45.1	47.0	24.38	1.83			0	Knob	Gander River Minerals	1993
GLN-93-19	147.3	149.8	6.8	2.44			0.92	Knob	Gander River Minerals	1993
Including	147.3	147.9	24.02	0.6			0	Knob	Gander River Minerals	1993
LG99-11	51.9	52.5	70.77	0.6	0.48	80%	0	Keats	United Carina Resources	1999
LG99-01	16.0	19.8	95.88	3.8	3.38	88%	0	Dome	United Carina Resources	1999
Including	16.0	18.5	145.13	2.5	2.22	88%	0	Dome	United Carina Resources	1999
LG99-01	24.9	25.9	22	1	0.89	88%	0	Dome	United Carina Resources	1999
LG99-02	17.0	17.7	39.23	0.7	0.62	88%	0	Dome	United Carina Resources	1999
LG99-03	20.4	23.0	75.64	2.6	2.31	88%	0.89	Dome	United Carina Resources	1999
Including	20.4	21.0	324.74	0.6	0.53	88%	0	Dome	United Carina Resources	1999
LG99-04	17.9	20.9	1.82	3	2.88	96%	1.15	Road	United Carina Resources	1999
LG99-04	43.0	45.7	21.25	2.7	2.6	96%	0	Road	United Carina Resources	1999
Including	43.8	45.7	29.7	1.9	1.83	96%	0	Road	United Carina Resources	1999
LG99-06	14.8	19.5	2.1	4.7	4.48	95%	1.62	Road	United Carina Resources	1999
LG99-09	26.3	34.1	2.19	7.8	5.53	70%	1.63	Lotto	United Carina Resources	1999
LG99-09	35.1	39.2	2.53	4.1	2.91	70%	0	Lotto	United Carina Resources	1999
LG99-12	27.1	27.4	35.7	0.3	0.26	86%	0	Keats	United Carina Resources	1999
LG99-14	67.7	70.7	1.2	3			1	Cokes	United Carina Resources	1999
LG00-32	52.9	55.9	1.43	3	2.55	84%	0.85	Lotto	United Carina Resources	2000
LG00-35	48.2	49.0	36.45	0.8	0.68	84%	0	Lotto	United Carina Resources	2000
LG00-26	40.9	43.9	2.85	3	2.67	88%	1.51	Dome	United Carina Resources	2000
LG00-28	35.4	39.1	4.94	3.7	3.27	88%	1.15	Dome	United Carina Resources	2000
Including	35.8	36.2	18.35	0.4	0.35	88%	0	Dome	United Carina Resources	2000
LG00-29	44.0	46.4	2.43	2.4	2.13	88%	0	Dome	United Carina Resources	2000
LG03-03	56.8	60.2	4.26	3.08			0	Cokes	Candente Resources Corp	2003
LG03-03	50.3	55.5	2.67	2.7			0.68	Cokes	Candente Resources Corp	2003
LG03-04	10.4	13.4	2.77	5.94			0	Cokes	Candente Resources Corp	2003
GB-04-08	112.5	115.2	1.22	4			1.6	Grouse	Rubicon Minerals Corporation	2004

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect	Company	Year
GB-04-03	31.0	36.9	1.6	3			0.85	Knob	Rubicon Minerals Corporation	2004
GB-04-03	33.3	37.3	1.53	3.05			1.35	Knob	Rubicon Minerals Corporation	2004
GB-04-03	16.4	19.4	1.61	4.6			1.4	Knob	Rubicon Minerals Corporation	2004
GB-04-09	38.7	41.8	1.47	2.5			0.5	Grouse	Rubicon Minerals Corporation	2004
GB-04-09	45.1	49.7	1.96	4.5			1.5	Grouse	Rubicon Minerals Corporation	2004
HP-04-04	68.5	71.0	3.43	6.3	2.36	37%	1.13	H Pond	Rubicon Minerals Corporation	2004
GB-04-02	87.0	91.5	1.18	2.3			0.7	Knob	Rubicon Minerals Corporation	2004
HP-05-17	92.9	99.2	1.19	4.1	2.87	69%	1.75	H Pond	Rubicon Minerals Corporation	2005
HP-05-11	44.0	46.3	31.74	0.35	0.33	94%	0	H Pond	Rubicon Minerals Corporation	2005
HP-05-15	144.6	148.7	14.4	0.5	0.29	58%	0	H Pond	Rubicon Minerals Corporation	2005
HP-05-21	87.0	87.4	2.71	2.95	2.75	93%	0.19	H Pond	Rubicon Minerals Corporation	2005
HP-05-28	81.5	82.0	13.99	0.55	0.28	50%	0	Pocket Pond	Rubicon Minerals Corporation	2005
HP-06-32	31.3	34.2	2.1	3.35	3.13	93%	1.45	H Pond	Paragon Minerals Corp	2006
Including	23.6	24.2	15.57	0.25	0.23	93%	0	H Pond	Paragon Minerals Corp	2006
HP-06-34	11.0	11.4	1.46	3.25	2.87	88%	1.99	H Pond	Paragon Minerals Corp	2006
HP-06-35	107.6	110.9	17.81	0.45	0.39	86%	0	H Pond	Paragon Minerals Corp	2006
HP-06-35	110.7	110.9	11.42	0.3	0.26	86%	0	H Pond	Paragon Minerals Corp	2006
HP-06-35	93.8	97.0	1.06	3	2.61	87%	1.74	H Pond	Paragon Minerals Corp	2006
HP-06-29	167.1	167.5	2.97	3.8	3.31	87%	0.87	H Pond	Paragon Minerals Corp	2006
HP-07-39	167.8	168.1	1.99	7.7	3.69	47%	1.77	Pocket Pond	Paragon Minerals Corp	2007
Including	209.1	212.1	14.36	0.5	0.24	47%	0	Pocket Pond	Paragon Minerals Corp	2007
HP-08-44	76.0	79.8	1.41	5.5	2.99	54%	0.92	Pocket Pond	Paragon Minerals Corp	2008
HP-08-44	22.8	30.5	1.38	3.85	2.16	56%	0.34	Pocket Pond	Paragon Minerals Corp	2008
LG08-49	25.5	26.0	28.05	0.4	0.34	85%	0	Keats	Paragon Minerals Corp	2008
HP-08-48	80.7	86.2	27.66	4.7	2.42	51%	1.75	Pocket Pond	Paragon Minerals Corp	2008
Including	109.3	113.2	255	0.5	0.26	51%	0	Pocket Pond	Paragon Minerals Corp	2008
LG08-48	96.8	97.2	2.54	3.6	3.11	86%	1.3	Keats	Paragon Minerals Corp	2008
LG08-48	79.2	83.9	1.53	2.8	2.43	86%	0.61	Keats	Paragon Minerals Corp	2008
LG08-48	83.4	83.9	10.86	0.5	0.43	86%	0	Keats	Paragon Minerals Corp	2008
SV-11-13	25.8	29.4	6.11	2.45			0	Knob	Soldi Ventures	2011
SV-11-03	42.2	45.0	1.41	2.18			0	Knob	Soldi Ventures	2011
SV-11-04	51.9	52.4	1.24	2.65			0.8	Knob	Soldi Ventures	2011
SV-11-06	28.6	31.0	23.73	2.15			0	Knob	Soldi Ventures	2011
Including	28.5	30.7	62.98	0.7			0	Knob	Soldi Ventures	2011
SV-11-07	32.4	35.0	1.1	3.9			1.65	Knob	Soldi Ventures	2011
SV-11-07	39.2	41.4	34.7	0.5			0	Knob	Soldi Ventures	2011
SV-11-08	39.6	40.3	1.5	3			0	Knob	Soldi Ventures	2011
SV-11-08	45.0	48.9	11.65	0.85			0	Knob	Soldi Ventures	2011
SV-11-09	59.2	59.7	2	2.7			0	Knob	Soldi Ventures	2011
SV-11-09	65.5	68.5	1.51	3.45			1.5	Knob	Soldi Ventures	2011
SV-12-04	71.7	72.5	13.99	5.55			1.65	Knob	Soldi Ventures	2012
Including	11.4	14.1	84.41	0.85			0	Knob	Soldi Ventures	2012
SV-11-12	36.3	39.7	28.98	0.5			0	Knob	Soldi Ventures	2011

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

Table C.2: Significant intercepts from the 2019 drilling campaign. Significant intercepts are reported at a cut-off grade of 1 g/t Au, a minimum length of 2 m and maximum internal dilution of 2 m. Included high-grade intercepts are reported at a cut-off grade of 10 g/t Au, a minimum length of 0.2 m and no internal dilution. Expected true widths were determined based on the following interpreted orientations of mineralization: Keats 146/63, 1744 300/74, Glass 300/65, and Dome 167/70. nsr = ‘no significant results’.

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-19-01	95	115.5	86.12	20.5	18.16	89%	0.89	Keats
Including	105	110	340.35	5	4.43	89%	0	Keats
Including	110.5	111	15.65	0.5	0.44	89%	0	Keats
Including	114	115	13.7	1	0.89	89%	0	Keats
NFGC-19-01	177.5	180	3.54	2.5	2.23	89%	0	Keats
NFGC-19-02	147	151	2.55	4	3.61	90%	0.9	Keats
NFGC-19-03	20.9	21.5	162.5	0.6	0.53	89%	0	Dome
NFGC-19-04	nsr							Dome
NFGC-19-05	231	241	2.51	10	3.06	31%	1.22	Glass
Including	231	232	10.8	1	0.31	31%	0	Glass
NFGC-19-06	nsr							Glass
NFGC-19-07	nsr							Glass
NFGC-19-08	nsr							Glass
NFGC-19-09	165	167	17.55	2	0.92	46%	0	1744
NFGC-19-10	21	26	1.23	5	2.51	50%	1	1744

Table C.3: Significant intercepts from the 2020–2021 drilling campaign. Assays received up until 27 May 2021. Significant intercepts are reported at a cut-off grade of 1 g/t Au, a minimum length of 2 m and maximum internal dilution of 2 m. Included high-grade intercepts are reported at a cut-off grade of 10 g/t Au, a minimum length of 0.2 m and no internal dilution. Expected true widths were determined based on the following interpreted orientations of mineralization: Keats 146/63, Lotto 097/73, 1744 300/74, H-Pond/Glass 300/65, Dome 167/70 and Road 255/40. Due to limited drilling results, orientations of mineralization and true widths of the intercept cannot be constrained for results from Knob, Cokes and Little/Powerline at this stage. nsr = ‘no significant results’

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-20-11	22.3	26.3	1.15	4			2	Little Zone
NFGC-20-11	31.8	34.3	1.78	2.5			0	Little Zone
NFGC-20-12	21	26.5	4.04	5.5			0.3	Little Zone
NFGC-20-13	nsr							Little Zone
NFGC-20-14	nsr							Little Zone
NFGC-20-15	nsr							Little Zone
NFGC-20-16	nsr							Little Zone
NFGC-20-17	29.8	30.5	44.4	0.7	0.57	82%	0	Lotto
NFGC-20-17	34.95	40	38.79	5.05	4.15	82%	0	Lotto
Including	35.25	36.9	108.58	1.65	1.36	82%	0	Lotto
Including	38.35	39.35	10.56	1	0.82	82%	0	Lotto
NFGC-20-17	56.95	62.1	25.44	5.15	4.24	82%	0.82	Lotto
Including	56.95	57.7	18.96	0.75	0.62	82%	0	Lotto
Including	61	61.8	138.34	0.8	0.66	82%	0	Lotto
NFGC-20-17	66	70.75	1.58	4.75	3.92	82%	0.82	Lotto
NFGC-20-18	89.95	93	1.02	3.05	2.71	89%	1.02	Keats
NFGC-20-18	97	99.9	64.6	2.9	2.58	89%	0.31	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
Including	98	98.5	34	0.5	0.44	89%	0	Keats
Including	98.9	99.9	167.59	1	0.89	89%	0	Keats
NFGC-20-19	89.65	100.6	4.86	10.95	9.89	90%	1.9	Keats
Including	96	97	26.88	1	0.9	90%	0	Keats
NFGC-20-19	101.05	105	121.02	3.95	3.57	90%	0.9	Keats
Including	102	103.25	377.88	1.25	1.13	90%	0	Keats
NFGC-20-19	106.6	107.25	82.48	0.65	0.59	91%	0	Keats
NFGC-20-20	100.25	103.25	5.31	3	2.56	85%	1.2	Lotto
Including	100.65	101.3	15.55	0.65	0.56	85%	0	Lotto
NFGC-20-21	101.65	120	15.83	18.35	16.72	91%	0.59	Keats
Including	109.55	110.55	152.88	1	0.91	91%	0	Keats
Including	115.75	118.5	34.93	2.75	2.51	91%	0	Keats
NFGC-20-22	91.5	99.9	1.29	8.4	7.11	85%	1.61	Lotto
NFGC-20-23	93.65	108.7	55.51	15.05	13.64	91%	1.82	Keats
Including	93.65	94	1120	0.35	0.32	90%	0	Keats
Including	101.8	104.4	140.85	2.6	2.36	91%	0	Keats
Including	107	108.2	41.21	1.2	1.09	90%	0	Keats
NFGC-20-23	118.85	123.4	15.25	4.55	4.14	91%	0.55	Keats
Including	121.45	122.4	66.99	0.95	0.86	91%	0	Keats
NFGC-20-24	42.3	45.35	1.33	3.05	2.59	85%	1.19	Lotto
NFGC-20-25	83.3	85.7	2.45	2.4	2.17	91%	0.5	Keats
NFGC-20-25	99.8	104.15	3.97	4.35	3.94	90%	1.94	Keats
Including	101.65	101.95	25.8	0.3	0.27	90%	0	Keats
NFGC-20-26	48.1	55.75	3.65	7.65	6.81	89%	1.56	Keats
Including	50.55	51.05	12.1	0.5	0.44	89%	0	Keats
NFGC-20-26	56.55	59	1.35	2.45	2.19	89%	0.89	Keats
NFGC-20-26	65.7	71.85	2.59	6.15	5.49	89%	1.92	Keats
NFGC-20-26	73.5	73.85	824	0.35	0.31	89%	0	Keats
NFGC-20-26	194.4	197	1.13	2.6	2.33	90%	0	Keats
NFGC-20-27	223.45	224.4	65.68	0.95	0.84	88%	0	Lotto
NFGC-20-28	88.5	93	1.64	4.5	4.04	90%	0.4	Keats
NFGC-20-28	106.95	111	40.1	4.05	3.65	90%	0	Keats
Including	107.25	108.8	25.34	1.55	1.4	90%	0	Keats
Including	109.4	110.4	119.82	1	0.9	90%	0	Keats
NFGC-20-29	94	96.35	1.34	2.35	2.13	91%	0	Keats
NFGC-20-29	104	106.6	2.31	2.6	2.36	91%	0	Keats
NFGC-20-29	110.1	120.85	38.41	10.75	9.79	91%	1.96	Keats
Including	113.65	114.8	312.04	1.15	1.05	91%	0	Keats
Including	117	117.55	61.4	0.55	0.5	91%	0	Keats
NFGC-20-30	97.4	100.25	1.6	2.85	2.53	89%	0.36	Keats
NFGC-20-30	102.7	108	1.47	5.3	4.71	89%	1.69	Keats
NFGC-20-30	118.3	125.75	8.59	7.45	6.63	89%	1.65	Keats
Including	120.25	120.8	55.7	0.55	0.49	89%	0	Keats
Including	121.55	122.25	29.35	0.7	0.62	89%	0	Keats
Including	123.95	124.55	11.2	0.6	0.53	89%	0	Keats
NFGC-20-31	45.7	49.2	1.12	3.5	2.97	85%	1.57	Lotto

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-20-32	105.9	109.2	1.2	3.3	2.91	88%	0.97	Keats
NFGC-20-32	118.9	130.85	49.52	11.95	10.55	88%	1.9	Keats
Including	119.9	122	158.25	2.1	1.85	88%	0	Keats
Including	123	125.35	48.75	2.35	2.07	88%	0	Keats
Including	129	129.85	115.84	0.85	0.75	88%	0	Keats
Including	130.3	130.85	65.2	0.55	0.49	88%	0	Keats
NFGC-20-33	151.9	155.95	2.59	4.05	3.57	88%	0.75	Keats
NFGC-20-33	164.4	173.75	1.61	9.35	8.28	89%	1.99	Keats
NFGC-20-33	227.7	228	14.7	0.3	0.27	89%	0	Keats
NFGC-20-34	120.1	122.45	29.29	2.35	2.15	91%	0	Keats
Including	120.85	121.7	72.04	0.85	0.78	91%	0	Keats
NFGC-20-34	137.5	141	1.46	3.5	3.2	92%	0.73	Keats
NFGC-20-34	142.65	145.05	1.54	2.4	2.2	92%	0	Keats
NFGC-20-34	149.1	152.6	1.9	3.5	3.21	92%	0.73	Keats
NFGC-20-35	nsr							Lotto
NFGC-20-36	76.45	77.4	14.87	0.95	0.86	90%	0	Keats
NFGC-20-36	88.8	95.6	1.62	6.8	6.18	91%	1.59	Keats
NFGC-20-36	96.4	100.7	8.48	4.3	3.91	91%	1.91	Keats
Including	96.4	96.9	45.6	0.5	0.45	91%	0	Keats
NFGC-20-36	101.5	107.7	2.22	6.2	5.64	91%	0.41	Keats
NFGC-20-37	9	19.25	24.97	10.25	9.19	90%	1.44	Keats
Including	9	10	94.18	1	0.9	90%	0	Keats
Including	11	12.8	44.47	1.8	1.61	90%	0	Keats
Including	18.55	19.25	93.5	0.7	0.63	90%	0	Keats
NFGC-20-37	22.65	28.55	5.18	5.9	5.28	90%	1.75	Keats
Including	22.65	23.2	44.2	0.55	0.49	90%	0	Keats
NFGC-20-37	32.75	38	3.22	5.25	4.7	90%	1.52	Keats
Including	36.2	37.15	11.3	0.95	0.85	90%	0	Keats
NFGC-20-37	40.35	40.65	11.75	0.3	0.27	90%	0	Keats
NFGC-20-37	44.8	45.45	40.1	0.65	0.58	90%	0	Keats
NFGC-20-37	51.15	53.45	1.62	2.3	2.06	90%	0	Keats
NFGC-20-38	100	102.2	1.32	2.2	2.01	91%	0.69	Keats
NFGC-20-38	105.8	112.8	16.6	7	6.4	91%	1.14	Keats
Including	106.6	108	63.62	1.4	1.28	91%	0	Keats
Including	108.4	108.7	36.3	0.3	0.27	91%	0	Keats
NFGC-20-38	119.45	119.85	21.6	0.4	0.37	91%	0	Keats
NFGC-20-38	123.95	132.85	2.77	8.9	8.15	92%	1.92	Keats
Including	132.4	132.85	34.6	0.45	0.41	92%	0	Keats
NFGC-20-39	nsr							Lotto
NFGC-20-40A	107.4	112.75	25.62	5.35	4.76	89%	1.6	Keats
Including	108.75	109.5	166.91	0.75	0.67	89%	0	Keats
NFGC-20-40A	121.05	123.4	1.9	2.35	2.1	89%	0	Keats
NFGC-20-40A	131.5	132.2	13.62	0.7	0.63	90%	0	Keats
NFGC-20-41	11.65	22.05	22.51	10.4	9.16	88%	0.88	Keats
Including	12.95	14.05	143.1	1.1	0.97	88%	0	Keats
Including	15.85	16.65	72.3	0.8	0.7	88%	0	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-20-41	32	35.5	1.37	3.5	3.1	89%	0.89	Keats
NFGC-20-41	45	52.5	17.49	7.5	6.66	89%	1.78	Keats
Including	49.3	50	93.7	0.7	0.62	89%	0	Keats
Including	50.4	51.2	68.79	0.8	0.71	89%	0	Keats
NFGC-20-41	53	58.55	54.29	5.55	4.94	89%	1.96	Keats
Including	53.45	54.75	226.93	1.3	1.16	89%	0	Keats
NFGC-20-41	59.75	60.5	88.19	0.75	0.67	89%	0	Keats
NFGC-20-42	108	112.55	1.4	4.55	3.87	85%	1.45	Lotto
NFGC-20-43	109.7	116.8	1.19	7.1	6.41	90%	1.67	Keats
NFGC-20-43	119.75	132	13.94	12.25	11.08	90%	0.36	Keats
Including	122.3	123.7	43.2	1.4	1.27	90%	0	Keats
Including	126.9	127.8	56.78	0.9	0.81	91%	0	Keats
Including	128.3	130	18.32	1.7	1.54	91%	0	Keats
NFGC-20-43	134.25	138	3.25	3.75	3.4	91%	0.45	Keats
Including	136.25	136.9	10.3	0.65	0.59	91%	0	Keats
NFGC-20-44	238.55	243	22.94	4.45	3.99	90%	1.39	Lotto
Including	242.1	243	109.29	0.9	0.81	90%	0	Lotto
NFGC-20-44	244.05	245.05	14.92	1	0.9	90%	0	Lotto
NFGC-20-45	22.45	25	2.08	2.55	2.24	88%	0.66	Keats
NFGC-20-45	46.6	57.85	34.15	11.25	9.93	88%	1.86	Keats
Including	47.1	48.1	342.09	1	0.88	88%	0	Keats
Including	52.8	53.7	14.39	0.9	0.79	88%	0	Keats
NFGC-20-45	68	71.3	20.61	3.3	2.93	89%	0	Keats
Including	69.65	70.55	70.03	0.9	0.8	89%	0	Keats
NFGC-20-45	84.05	84.9	40.2	0.85	0.75	89%	0	Keats
NFGC-20-46	93.85	94.6	17.25	0.75	0.67	89%	0	Keats
NFGC-20-46	112.7	115.55	13.72	2.85	2.57	90%	0.77	Keats
Including	114	114.5	59.8	0.5	0.45	90%	0	Keats
Including	114.9	115.55	11.65	0.65	0.59	90%	0	Keats
NFGC-20-47	34.45	37.6	2.54	3.15	2.66	85%	0.63	Lotto
NFGC-20-47	42	45.1	1.14	3.1	2.62	85%	1.06	Lotto
NFGC-20-48	129	132.6	6.39	3.6	3.17	88%	0	Keats
Including	132	132.6	14.7	0.6	0.53	88%	0	Keats
NFGC-20-49	175.9	178.7	8.92	2.8	2.54	91%	1.04	Keats
Including	177.7	178.7	21.2	1	0.91	91%	0	Keats
NFGC-20-50	43.65	44.35	192.5	0.7	0.59	85%	0	Lotto
NFGC-20-51	nsr							Lotto
NFGC-20-52	107.7	108.7	285.59	1	0.9	90%	0	Keats
NFGC-20-52	114.4	123	50.42	8.6	7.72	90%	1.17	Keats
Including	114.4	115.4	219.86	1	0.9	90%	0	Keats
Including	116.7	118.4	79.65	1.7	1.53	90%	0	Keats
Including	120	120.85	75.36	0.85	0.76	90%	0	Keats
NFGC-20-52	124.75	127.5	3.18	2.75	2.47	90%	0.9	Keats
NFGC-20-52	132.2	137.75	13.73	5.55	4.99	90%	1.66	Keats
Including	132.2	133	86.87	0.8	0.72	90%	0	Keats
NFGC-20-53	20.6	23.35	1.07	2.75	2.45	89%	0.89	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-20-53	53.4	55.9	2.59	2.5	2.19	88%	0.61	Keats
NFGC-20-53	58.55	64	2.24	5.45	4.8	88%	1.23	Keats
NFGC-20-53	70	74.25	1.83	4.25	3.76	89%	0.89	Keats
NFGC-20-54	69.45	75.25	2.06	5.8	5.27	91%	1.82	Keats
NFGC-20-54	76.45	80.5	2.36	4.05	3.69	91%	0.68	Keats
NFGC-20-54	85.35	90.5	2.81	5.15	4.7	91%	1.46	Keats
Including	85.35	85.85	18.9	0.5	0.46	91%	0	Keats
NFGC-20-55	84	87.6	1.96	3.6	2.61	72%	1.7	Dome
NFGC-20-56	25.6	32.85	12.5	7.25	6.54	90%	1.44	Keats
Including	25.6	26.6	15.84	1	0.91	91%	0	Keats
Including	27.25	28.25	43.33	1	0.9	90%	0	Keats
Including	30	31	19.13	1	0.9	90%	0	Keats
NFGC-20-56	35.5	43.25	4.68	7.75	6.89	89%	1.91	Keats
Including	35.5	36.5	28.64	1	0.89	89%	0	Keats
NFGC-20-56	44	51.75	7.2	7.75	6.93	89%	1.83	Keats
Including	44	44.95	42.88	0.95	0.85	89%	0	Keats
NFGC-20-56	52.2	57.9	2.62	5.7	5.14	90%	0.36	Keats
NFGC-20-56	63.25	68.7	4.08	5.45	4.89	90%	0	Keats
Including	67.3	68.25	11.08	0.95	0.85	90%	0	Keats
NFGC-20-57	69.7	73.45	12.88	3.75	3.39	90%	1.72	Keats
Including	71	71.9	17.05	0.9	0.81	90%	0	Keats
Including	72.85	73.45	51.9	0.6	0.54	90%	0	Keats
NFGC-20-57	129	132.85	2.88	3.85	3.52	92%	0	Keats
NFGC-20-57	147.65	148.5	20.4	0.85	0.78	92%	0	Keats
NFGC-20-58	nsr							Dome
NFGC-20-59	38.65	45.65	87.22	7	6.26	89%	1.3	Keats
Including	38.65	40.55	316.73	1.9	1.7	89%	0	Keats
NFGC-20-59	71.75	89.45	124.51	17.7	15.91	90%	0.54	Keats
Including	71.75	73.3	186.52	1.55	1.39	90%	0	Keats
Including	77.25	78.15	38.6	0.9	0.81	90%	0	Keats
Including	78.6	80.1	49.88	1.5	1.35	90%	0	Keats
Including	81.15	83.15	557.35	2	1.8	90%	0	Keats
Including	87.75	89.05	505.57	1.3	1.17	90%	0	Keats
NFGC-20-60	136.9	142.45	5.45	5.55	4.91	88%	1.33	Keats
Including	136.9	137.4	42	0.5	0.44	88%	0	Keats
NFGC-20-60	144.2	149.4	1.56	5.2	4.6	88%	0.49	Keats
NFGC-20-60	151.5	160.35	2.07	8.85	7.84	89%	1.91	Keats
NFGC-20-61	nsr							Dome
NFGC-20-62	nsr							Keats
NFGC-20-63	216.2	216.6	18.7	0.4	0.37	92%	0	Keats
NFGC-20-64	112.6	115.1	2.77	2.5	2.25	90%	0.36	Keats
NFGC-20-65	nsr							Keats
NFGC-20-66	113.6	122.55	1.76	8.95	6.22	69%	1.81	Dome
NFGC-20-67	123.9	124.45	34.5	0.55	0.49	89%	0	Keats
NFGC-20-68	nsr							Dome
NFGC-20-69	109.4	113.55	1.58	4.15	3.7	89%	0	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-20-69	122.2	130.35	3.05	8.15	7.3	90%	1.88	Keats
NFGC-20-69	131.2	135.35	1.19	4.15	3.72	90%	1.7	Keats
NFGC-20-70	56.4	56.8	11.3	0.4	0.36	89%	0	Keats
NFGC-20-70	61.8	67.5	2.37	5.7	5.1	89%	1.74	Keats
Including	61.8	62.4	12.15	0.6	0.54	89%	0	Keats
NFGC-20-70	77.45	81.35	1.8	3.9	3.5	90%	1.26	Keats
NFGC-20-70	93.6	94	23	0.4	0.36	90%	0	Keats
NFGC-20-71	23.5	26.2	35.36	2.7	2.58	95%	0	Road
Including	23.5	24.1	104.5	0.6	0.57	95%	0	Road
Including	25.4	26.2	33.7	0.8	0.76	95%	0	Road
NFGC-20-71	48.8	51.75	9.06	2.95	2.82	96%	0	Road
Including	49.7	50.2	30.7	0.5	0.48	96%	0	Road
NFGC-20-72	133.5	139.8	2.89	6.3	5.61	89%	1.16	Keats
NFGC-20-72	143.4	147	1.5	3.6	3.21	89%	0.45	Keats
NFGC-20-73	26.55	27	30.1	0.45	0.4	88%	0	Keats
NFGC-20-73	191.5	192.15	83.4	0.65	0.59	91%	0	Keats
NFGC-20-74	44.5	46	42.36	1.5	1.35	90%	0	Keats
NFGC-20-74	49.15	54.55	6.02	5.4	4.85	90%	1.48	Keats
Including	49.15	49.8	42.6	0.65	0.58	90%	0	Keats
NFGC-20-74	57.8	68.6	3.21	10.8	9.75	90%	1.58	Keats
Including	64.8	65.45	19.4	0.65	0.59	90%	0	Keats
NFGC-20-74	81.7	85.75	45.59	4.05	3.68	91%	0	Keats
Including	82.5	82.8	14.1	0.3	0.27	91%	0	Keats
Including	84.2	85.75	110.13	1.55	1.41	91%	0	Keats
NFGC-20-75	132.45	133.45	31.9	1	0.9	90%	0	Keats
NFGC-20-76	nsr							Road
NFGC-21-77	nsr							Keats
NFGC-21-78	102	105.7	2.43	3.7	3.29	89%	0	Keats
NFGC-21-78	114.65	115.1	87.1	0.45	0.4	89%	0	Keats
NFGC-21-79	107.35	110.2	1.02	2.85	2.56	90%	1.26	Keats
NFGC-21-79	111	113.8	1.12	2.8	2.51	90%	0.9	Keats
NFGC-21-79	133.75	141.65	22.71	7.9	7.11	90%	1.17	Keats
Including	135.35	136.6	56.22	1.25	1.12	90%	0	Keats
Including	136.95	137.35	48.5	0.4	0.36	90%	0	Keats
Including	138	139.7	47.32	1.7	1.53	90%	0	Keats
NFGC-21-80	49.45	52.85	1.61	3.4	3.03	89%	1.47	Keats
NFGC-21-80	53.5	59	2.95	5.5	4.9	89%	0.45	Keats
NFGC-21-80	62.7	71.05	70.55	8.35	7.46	89%	0.49	Keats
Including	67.65	68.85	472.63	1.2	1.07	89%	0	Keats
NFGC-21-80	80	88.5	45.59	8.5	7.63	90%	1.75	Keats
Including	81.9	83.2	292.33	1.3	1.17	90%	0	Keats
NFGC-21-80	93.15	95.45	41.65	2.3	2.07	90%	0	Keats
Including	93.6	94.1	183	0.5	0.45	90%	0	Keats
NFGC-21-80	128.05	131.2	2.8	3.15	2.9	92%	1.29	Keats
Including	130.4	130.85	12.65	0.45	0.41	92%	0	Keats
NFGC-21-81	46.55	49.4	1.19	2.85	2.51	88%	0.97	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-21-82	140	140.9	16.15	0.9	0.8	89%	0	Keats
NFGC-21-82	160.85	167.95	3.52	7.1	6.33	89%	0.8	Keats
Including	165	165.9	15.2	0.9	0.8	89%	0	Keats
NFGC-21-83	87.2	90.05	1.45	2.85	2.39	84%	0.55	Lotto
NFGC-21-84	102.4	106.5	1.31	4.1	3.65	89%	1.96	Keats
NFGC-21-85	108.45	111.4	49.41	2.95	2.7	91%	0	Keats
Including	110.4	111.4	142	1	0.91	91%	0	Keats
NFGC-21-86	141.95	146.4	9.3	4.45	3.98	90%	0.58	Keats
Including	145.75	146.4	51.3	0.65	0.58	90%	0	Keats
NFGC-21-87	4.7	9.35	27.77	4.65	4.14	89%	1.42	Keats
Including	8.35	9.35	124.5	1	0.89	89%	0	Keats
NFGC-21-87	20.45	30.7	2.51	10.25	9.13	89%	1.29	Keats
NFGC-21-88	nsr							Keats
NFGC-21-89	80.85	86.35	2.55	5.5	4.72	86%	1.46	Lotto
NFGC-21-89	87.1	92.25	1.13	5.15	4.42	86%	1.63	Lotto
NFGC-21-89	94.7	99.65	1.91	4.95	4.28	86%	1.43	Lotto
NFGC-21-90	19.2	28.05	2.33	8.85	7.89	89%	0.85	Keats
NFGC-21-90	35.35	39.2	24.52	3.85	3.45	89%	0.36	Keats
Including	35.35	36.05	10.55	0.7	0.63	89%	0	Keats
Including	36.8	37.8	84.9	1	0.9	90%	0	Keats
NFGC-21-91	nsr							Keats
NFGC-21-94B	166.45	176.35	6.18	9.9	8.7	88%	0.66	Keats
Including	169.75	170.7	22.8	0.95	0.83	88%	0	Keats
Including	171.4	172.05	16.8	0.65	0.57	88%	0	Keats
NFGC-21-96	nsr							Lotto
NFGC-21-97	162.65	167	1.21	4.35	3.89	89%	1.25	Keats
NFGC-21-97	174.95	181.4	37.15	6.45	5.77	89%	0	Keats
Including	175.8	176.65	17.3	0.85	0.76	89%	0	Keats
Including	177.5	179.5	106.29	2	1.79	89%	0	Keats
NFGC-21-98	nsr							Keats
NFGC-21-100	115.2	120.45	105.53	5.25	4.38	83%	0.5	Lotto
Including	118.8	120.45	332.97	1.65	1.38	83%	0	Lotto
NFGC-21-101	180.85	189.3	17.87	8.45	7.73	91%	1.37	Keats
Including	182.95	183.95	129.5	1	0.91	91%	0	Keats
Including	185.5	186.1	14.35	0.6	0.55	91%	0	Keats
NFGC-21-102	46.9	54.85	1.9	7.95	6.62	83%	1.29	Lotto
NFGC-21-103	192	201	2.63	9	8.02	89%	1.83	Keats
Including	196.95	197.85	10.2	0.9	0.8	89%	0	Keats
NFGC-21-103	201.6	206.55	2.1	4.95	4.42	89%	0	Keats
NFGC-21-103	215.35	219.5	1.55	4.15	3.71	89%	1.38	Keats
NFGC-21-103	235.15	245.4	8.88	10.25	9.19	90%	1.97	Keats
Including	237.4	238.05	82	0.65	0.58	90%	0	Keats
NFGC-21-104	214.5	221.7	45.11	7.2	6.66	92%	0.92	Keats
Including	214.5	215.1	89.4	0.6	0.55	92%	0	Keats
Including	216	217.1	236.22	1.1	1.02	92%	0	Keats
NFGC-21-104	223.1	225.9	2.14	2.8	2.59	92%	0	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-21-105B	179.65	185.1	1.22	5.45	4.92	90%	1.58	Keats
NFGC-21-105B	186.8	190.3	1.57	3.5	3.16	90%	0	Keats
NFGC-21-105B	241.25	244.05	1.68	2.8	2.55	91%	0.68	Keats
NFGC-21-105B	256	257	83.5	1	0.91	91%	0	Keats
NFGC-21-105A	nsr							Keats
NFGC-21-106	218.75	225	4.5	6.25	5.84	93%	0.84	Keats
Including	220.7	221.5	23.1	0.8	0.75	93%	0	Keats
NFGC-21-106	286.4	288.8	1.24	2.4	2.26	94%	0.52	Keats
NFGC-21-107	24	28.4	1.06	4.4			1.9	Knob
NFGC-21-108	nsr							Keats
NFGC-21-109	152.7	157.4	35.18	4.7	3.99	85%	1.27	Lotto
Including	156.6	157.4	193.31	0.8	0.68	85%	0	Lotto
NFGC-21-110	174.85	177.9	1.27	3.05	2.63	86%	0.82	Lotto
NFGC-21-111	235	238.2	1.72	3.2	2.86	89%	0	Keats
NFGC-21-111	278	280.7	1.49	2.7	2.41	89%	1.61	Keats
NFGC-21-112	nsr							Knob
NFGC-21-113	47.8	48.8	25.5	1	0.89	89%	0	Keats
NFGC-21-114	212.35	216.85	8.13	4.5	3.97	88%	1.98	Keats
Including	212.35	213	49.6	0.65	0.57	88%	0	Keats
NFGC-21-115	186	189.1	53.3	3.1	2.59	84%	0.5	Lotto
Including	187.4	189.1	95.57	1.7	1.42	84%	0	Lotto
NFGC-21-116	25.4	31.7	2.89	6.3	5.59	89%	1.68	Keats
Including	26.3	27.3	10.86	1	0.89	89%	0	Keats
NFGC-21-117	30.9	33.65	1.51	2.75			1	Knob
NFGC-21-118	211.15	224.8	61.76	13.65	12.33	90%	1.27	Keats
Including	211.15	213.05	292.53	1.9	1.72	90%	0	Keats
Including	218.65	220.25	116.11	1.6	1.45	90%	0	Keats
Including	221.45	222.45	56.93	1	0.9	90%	0	Keats
Including	222.85	223.6	34.19	0.75	0.68	90%	0	Keats
NFGC-21-118	255.35	258.45	1.93	3.1	2.82	91%	1	Keats
NFGC-21-118	576.75	577.45	28.46	0.7	0.66	94%	0	Keats
NFGC-21-119	175	183.15	13.38	8.15	7.48	92%	0.55	Keats
Including	177.7	178.2	25.51	0.5	0.46	92%	0	Keats
Including	179.3	180.1	26.12	0.8	0.73	92%	0	Keats
Including	181	181.6	34.52	0.6	0.55	92%	0	Keats
Including	182.25	183.15	43.31	0.9	0.83	92%	0	Keats
NFGC-21-121	nsr							Knob
NFGC-21-122	8.1	9.1	46.68	1	0.88	88%	0	Keats
NFGC-21-122	33.65	43.85	95.77	10.2	8.97	88%	1.62	Keats
Including	34.7	36	30.77	1.3	1.14	88%	0	Keats
Including	37.45	39	454.67	1.55	1.36	88%	0	Keats
Including	39.45	40	20.16	0.55	0.48	88%	0	Keats
Including	42.85	43.85	202.87	1	0.88	88%	0	Keats
NFGC-21-122	44.5	49.6	11.01	5.1	4.53	89%	0.58	Keats
Including	44.85	46.35	14.1	1.5	1.33	89%	0	Keats
Including	49	49.6	43.18	0.6	0.53	89%	0	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
NFGC-21-123	nsr							Keats
NFGC-21-124	39.3	42.65	1.43	3.35			1	Knob
NFGC-21-125	80.6	84.55	3.36	3.95	3.55	90%	1.66	Keats
Including	83	83.55	17.1	0.55	0.49	90%	0	Keats
NFGC-21-126	nsr							Knob
NFGC-21-127	45	48	1.23	3	2.72	91%	0.91	Keats
NFGC-21-128	nsr							Knob
NFGC-21-131	27.7	32.65	7.77	4.95	4.55	92%	1.84	Keats
Including	31.65	32.65	30.7	1	0.92	92%	0	Keats
NFGC-21-133	44.65	45.6	23.6	0.95	0.84	89%	0	Keats
NFGC-21-133	65.75	71	1.82	5.25	4.73	90%	1.49	Keats
NFGC-21-134	nsr							Knob
NFGC-21-135	209.45	214.65	1.91	5.2	4.83	93%	0.88	Keats
NFGC-21-135	217	223.9	4.23	6.9	6.42	93%	1.21	Keats
Including	217.6	218.05	14.38	0.45	0.42	93%	0	Keats
Including	221.45	222.4	12.12	0.95	0.88	93%	0	Keats
NFGC-21-135	295.1	298.15	1.4	3.05	2.86	94%	0.75	Keats
NFGC-21-137	68.8	74	321.14	5.2	4.68	90%	1.71	Keats
Including	71.5	74	667.17	2.5	2.25	90%	0	Keats
NFGC-21-137	74.35	78.7	49.04	4.35	3.92	90%	1.26	Keats
Including	74.35	74.9	201.39	0.55	0.5	90%	0	Keats
Including	77.4	78.3	108.74	0.9	0.81	90%	0	Keats
NFGC-21-137	87.5	90.9	5.32	3.4	3.07	90%	1.49	Keats
Including	89	89.7	21.35	0.7	0.63	90%	0	Keats
NFGC-21-139	80	82.45	5.3	2.45	2.17	89%	0.8	Keats
Including	80	80.65	10.7	0.65	0.58	89%	0	Keats
NFGC-21-139	84.6	88.9	1.33	4.3	3.82	89%	1.6	Keats
NFGC-21-141	219.6	231	1.98	11.4	10.34	91%	1.63	Keats
NFGC-21-141	238	245	11.17	7	6.38	91%	0	Keats
Including	241.4	243.25	26.61	1.85	1.69	91%	0	Keats
Including	243.85	244.45	20.6	0.6	0.55	91%	0	Keats
NFGC-21-141	248.55	251.25	2.01	2.7	2.47	91%	0	Keats
NFGC-21-143	236	241.5	8.06	5.5	4.91	89%	1.78	Keats
Including	239	240	39.3	1	0.89	89%	0	Keats
NFGC-21-143	242.5	246.9	1.36	4.4	3.93	89%	0.89	Keats
NFGC-21-143	252.9	260.85	60.44	7.95	7.1	89%	1.47	Keats
Including	257.45	259	300.54	1.55	1.38	89%	0	Keats
NFGC-21-143	263	268	12.96	5	4.46	89%	0.8	Keats
Including	265.15	265.9	77.1	0.75	0.67	89%	0	Keats
NFGC-21-153	288.4	292.45	1.16	4.05	3.73	92%	1.01	Keats
NFGC-21-157	18.85	33.7	3.61	14.85			1.5	Cokes
NFGC-21-157	55.2	59.05	2.23	3.85			0.85	Cokes
NFGC-21-157	61	67	1.84	6			2	Cokes
NFGC-21-157	105	109.5	2.04	4.5			0	Cokes
NFGC-21-159	42.85	45.3	2.91	2.45			0	Knob
NFGC-21-182	289.4	298.45	167.4	9.05	8.08	89%	1.79	Keats

TECHNICAL REPORT ON THE QUEENSWAY PROJECT NEW FOUND GOLD CORP

HoleID	From	To	Au (g/t)	Length (m)	True length (m)	True length (%)	Dilution (m)	Prospect
Including	291	292	10.18	1	0.89	89%	0	Keats
Including	296.45	298.45	747.89	2	1.79	89%	0	Keats
NFGC-21-182	300	319.4	115.12	19.4	17.37	90%	1.61	Keats
Including	302	312	219.43	10	8.95	89%	0	Keats
Including	315	316	15.87	1	0.9	90%	0	Keats
NFGC-21-182	357.4	358.15	10.15	0.75	0.68	91%	0	Keats

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